Exhibit 99.1

EXECUTION VERSION
SEVENTH AMENDED AND RESTATED
CREDIT AGREEMENT

AMONG

JUST ENERGY ONTARIO L.P.
and
JUST ENERGY (U.S.) CORP.
as Borrowers

AND

CANADIAN IMPERIAL BANK OF COMMERCE,
as Administrative Agent, Co-Lead Arranger and Joint Bookrunner

AND

NATIONAL BANK OF CANADA,
as Co-Lead Arranger and Joint Bookrunner

AND

CANADIAN IMPERIAL BANK OF COMMERCE and EACH OTHER PERSON
from time to time party hereto as a Canadian Lender,
as Canadian Lenders

AND

CANADIAN IMPERIAL BANK OF COMMERCE, NEW YORK BRANCH
and EACH OTHER PERSON
from time to time party hereto as a US Lender,
as US Lenders

AND

CANADIAN IMPERIAL BANK OF COMMERCE,
 as LC Lender
MADE AS OF
 December 30, 2016

ARTICLE 1

TABLE OF CONTENTS
Article 1 INTERPRETATION		7
1.01	Definitions	7
1.02	Headings	51
1.03	Number	51
1.04	Accounting Principles	51
1.05	Accounting Practices	51
1.06	Permitted Encumbrances	52
1.07	Currency	52
1.08	Paramountcy	52
1.09	Non-Business Days	52
1.10	Statutory and Material Contract References	53
1.11	Interest Payments and Calculations	53
1.12	Determination by a Borrower	54
1.13	Schedules	54
Article 2 THE CREDIT FACILITIES		55
2.01	Canadian Revolving Facility	55
2.02	US Revolving Facility	55
2.03	LC Facility	55
2.04	Increase in Commitments	55
2.05	Maximum Outstandings	56
2.06	Canadian Swingline Facility	56
2.07	US Swingline Facility	59
2.08	Purpose of Credit Facilities	60
2.09	Manner of Borrowing	61
2.10	Nature of the Credit Facilities	61
2.11	Drawdowns, Conversions and Rollovers	62
2.12	Agent’s Obligations with Respect to Advances	63
2.13	Lenders’ and Agent’s Obligations with Respect to Advances	63
2.14	Irrevocability	64
2.15	Termination of LIBOR Advances	64
Article 3 DISBURSEMENT CONDITIONS		64
3.01	Conditions Precedent	64
3.02	Conditions Precedent to Subsequent Advances	66
3.03	Waiver	66
Article 4 PAYMENTS OF INTEREST AND STANDBY FEES		67
4.01	Interest on Prime Rate Advances	67
4.02	Interest on US Base Rate Advances	67
4.03	Interest on US Prime Rate Advances	67
4.04	Interest on LIBOR Advances	68

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4.05	No Set-Off, Deduction etc.	68
4.06	Standby Fees	68
4.07	Agency and Other Fees	69
4.08	Late Payment	69
4.09	Account of Record	69
Article 5 BANKERS’ ACCEPTANCES AND LETTERS OF CREDIT		70
5.01	Bankers’ Acceptances under the Canadian Revolving Facility	70
5.02	Letters of Credit under the Revolving Facilities	72
5.03	Letters of Credit under the LC Facility	76
Article 6 REPAYMENT		80
6.01	Mandatory Repayment of Principal at Maturity	80
6.02	Voluntary Repayments and Reductions	80
6.03	Cancellation or Reduction of US Revolving Facility, Canadian Revolving Facility, Canadian Swingline Facility, US Swingline Facility or the LC Facility	81
6.04	Excess Over the Maximum Amounts	82
6.05	Payment of Breakage Costs etc.	82
6.06	Monthly Repayments	83
Article 7 PLACE AND APPLICATION OF PAYMENTS		83
7.01	Place of Payment of Principal, Interest and Fees	83
7.02	Netting of Payments	85
Article 8 REPRESENTATIONS AND WARRANTIES		85
8.01	Representations and Warranties	85
8.02	Survival and Repetition of Representations and Warranties	93
Article 9 COVENANTS		94
9.01	Positive Covenants	94
9.02	Financial Covenants	99
9.03	Reporting Requirements	100
9.04	Negative Covenants	101
9.05	Restricted and Unrestricted Subsidiaries	108
Article 10 SECURITY		110
10.01	Form of Security	110
10.02	After Acquired Property and Further Assurances	110
10.03	Benefit of Security	110
Article 11 DEFAULT		111
11.01	Events of Default	111
11.02	Acceleration and Termination of Rights	114

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11.03	Payment of Bankers’ Acceptances and Letters of Credit	114
11.04	Remedies Cumulative and Waivers	115
11.05	Termination of Lenders’ Obligations	115
11.06	Saving	115
11.07	Perform Obligations	116
11.08	Third Parties	116
11.09	Set-Off or Compensation	116
11.1	Consultant	117
Article 12 COSTS, EXPENSES AND INDEMNIFICATION		117
12.01	Costs and Expenses	117
12.02	Indemnification by the Borrowers	117
12.03	Specific Environmental Indemnification	118
12.04	Exclusion	119
Article 13 THE AGENT AND THE LENDERS		119
13.01	Appointment	119
13.02	Indemnity from Lenders	120
13.03	Exculpation	120
13.04	Reliance on Information	121
13.05	Knowledge and Required Action	121
13.06	Request for Instructions	121
13.07	The Agent Individually	121
13.08	Resignation and Termination	122
13.09	Actions by Lenders	122
13.10	Provisions for Benefit of Lenders Only	123
13.11	Payments by Agent	123
13.12	Direct Payments	124
13.13	Acknowledgements, Representations and Covenants of Lenders	125
13.14	Rights of Agent	126
13.15	Collective Action of the Lenders	126
13.16	Non-Funding Lenders	127
13.17	European Union Bail-In Action.	130
Article 14 TAXES, CHANGE OF CIRCUMSTANCES		130
14.01	Change in Law	130
14.02	Prepayment of Rateable Portion	131
14.03	Illegality	132
14.04	Taxes	132
Article 15 SUCCESSORS AND ASSIGNS AND ADDITIONAL LENDERS		134
15.01	Successors and Assigns	134
15.02	Assignments	135
15.03	Participations	137

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Article 16 GENERAL		137
16.01	Exchange and Confidentiality of Information	137
16.02	Nature of Obligations under this Agreement	139
16.03	Notice	139
16.04	Governing Law	139
16.05	Judgment Currency	139
16.06	Benefit of the Agreement	140
16.07	Severability	140
16.08	Whole Agreement	140
16.09	Obligations under the Sixth Amended and Restated Credit Agreement	141
16.10	Further Assurances	141
16.11	Waiver of Jury Trial	141
16.12	Consent to Jurisdiction	141
16.13	Time of the Essence	142
16.14	Counterparts	142
16.15	Delivery by Facsimile Transmission	142
16.16	Term of Agreement	142
16.17	USA Patriot Act	142
16.18	Anti-Money Laundering Legislation	142

ARTICLE 1

SEVENTH AMENDED AND RESTATED CREDIT AGREEMENT
THIS SEVENTH AMENDED AND RESTATED CREDIT AGREEMENT is made as of December 30, 2016
AMONG:
JUST ENERGY ONTARIO L.P., a limited partnership existing under the laws of the Province of Ontario (hereinafter referred to as the “Canadian Borrower”)
- and -
JUST ENERGY (U.S.) CORP., a corporation incorporated under the laws of the State of Delaware (hereinafter referred to as the “US Borrower”)
- and -
CANADIAN IMPERIAL BANK OF COMMERCE, in its capacity as Administrative Agent (hereinafter referred to as the “Agent”)
- and -
CANADIAN IMPERIAL BANK OF COMMERCE, and each other Person from time to time party to this Agreement as a Canadian Lender (hereinafter in such capacities individually referred to as a “Canadian Lender” and collectively in such capacities referred to as, the “Canadian Lenders”)
- and -
CANADIAN IMPERIAL BANK OF COMMERCE, NEW YORK BRANCH, and each other Person from time to time party to this Agreement as a US Lender (hereinafter in such capacities individually referred to as a “US Lender” and collectively in such capacities referred to as, the “US Lenders”)
- and -
CANADIAN IMPERIAL BANK OF COMMERCE, as the LC Lender (hereinafter in such capacity referred to as the “LC Lender”).
WHEREAS JEC, the US Borrower, the Agent and certain Lenders were party to a credit agreement made as of November 1, 2004, as amended by a first amendment dated as of December 1, 2004 and a second amendment dated as of March 29, 2005 (collectively, the “Original Credit Agreement”);

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AND WHEREAS the Original Credit Agreement was amended and restated (the “First Amended and Restated Credit Agreement”) by the parties thereto as of October 31, 2005, pursuant to which inter alia, JEC assigned and the Canadian Borrower assumed all of JEC’s Obligations under, pursuant to or in connection with the Original Credit Agreement;
AND WHEREAS the First Amended and Restated Credit Agreement was amended and restated by the parties thereto as of October 30, 2006, as further amended by a first amendment made as of April 4, 2007, a second amendment made as of April 30, 2007, a third amendment made as of October 26, 2007, a fourth amendment made as of June 26, 2008, a fifth amendment made as of November 21, 2008 and a sixth amendment made as of March 24, 2009 (collectively, the “Second Amended and Restated Credit Agreement”);
AND WHEREAS the Second Amended and Restated Credit Agreement was amended and restated by the parties thereto as of July 1, 2009, as further amended by a first amendment made as of March 25, 2010 (the “Third Amended and Restated Credit Agreement”);
AND WHEREAS the Third Amended and Restated Credit Agreement was amended and restated by the parties thereto as of January 1, 2011, as further amended by a first amendment made as of October 3, 2011, a second amendment dated as of June 28, 2012, a third amendment dated as of August 8, 2012, a fourth amendment dated as of December 11, 2012,  a fifth amendment dated as of June 27, 2013 and a sixth amendment dated as of September 30, 2013 (the “Fourth Amended and Restated Credit Agreement”);
AND WHEREAS the Fourth Amended and Restated Credit Agreement was amended and restated by the parties thereto as of October 2, 2013, as further amended by a first amendment made as of January 29, 2014, a second amendment dated as of March 31, 2014, a third amendment dated as of June 27, 2014 and a fourth amendment dated as of September 30, 2014 (the “Fifth Amended and Restated Credit Agreement”);
AND WHEREAS the Fifth Amended and Restated Credit Agreement was amended and restated by the parties thereto as of September 1, 2015, as amended by a first amendment made as of September 21, 2016 (the “Sixth Amended and Restated Credit Agreement”);
AND WHEREAS the parties hereto wish to amend and restate the Sixth Amended and Restated Credit Agreement on the terms hereof to be effective on the Effective Date;
AND WHEREAS the Lenders wish the Agent to act on their behalf with regard to certain matters associated with the Credit Facilities;
NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained the parties hereto agree as follows:

ARTICLE 1

Article 1
INTERPRETATION

1.01	Definitions
In this Agreement unless something in the subject matter or context is inconsistent therewith:
“$100 Million Convertible Debentures” means the $100,000,000 aggregate principal amount of 5.75% convertible unsecured subordinated debentures of JustEnergy maturing September 30, 2018, issued on September 22, 2011 pursuant to the $330 Million Debenture Indenture.
“$160 Million Convertible Debentures” means the $160,000,000 aggregate principal amount of 6.75% convertible unsecured senior subordinated debentures of JustEnergy maturing December 31, 2021, issued on October 5, 2016 pursuant to the $160 Million Debenture Indenture.
“$160 Million Debenture Indenture” means the trust indenture made as of October 5, 2016 between JustEnergy and Computershare Trust Company of Canada, as trustee, as may be supplemented, amended or restated from time to time in accordance with the terms of this Agreement.
“$330 Million Convertible Debentures” means the $330,000,000 aggregate principal amount of 6.0% convertible unsecured subordinated debentures of JustEnergy (originally the Fund) maturing June 30, 2017, issued on May 5, 2010 pursuant to the $330 Million Debenture Indenture, as such debentures were assumed by JustEnergy pursuant to the $330 Million Supplemental Indenture.
“$330 Million Debenture Acknowledgment” means the acknowledgment by JustEnergy (originally the Fund) and the $330 Million Debenture Trustee that the Obligations constitute “Senior Indebtedness” as defined in and for the purposes of the $330 Million Debenture Indenture, as set out in Section 5.1 of the $330 Million Debenture Indenture, which acknowledgment was assumed by JustEnergy pursuant to the $330 Million Supplemental Indenture.
“$330 Million Debenture Indenture” means the trust indenture dated as of May 5, 2010 between JustEnergy (originally the Fund) and the JustEnergy Debenture Trustee pursuant to which the $330 Million Convertible Debentures were issued, as supplemented by the supplemental trust indenture dated as of January 1, 2011, as such agreement was assumed by JustEnergy pursuant to the $330 Million Supplemental Indenture, as may be supplemented, amended or restated from time to time in accordance with the terms of this Agreement.
“$330 Million Debenture Trustee” means Computershare Trust Company of Canada and any successor in its capacity as such.
“$330 Million Supplemental Indenture” means the supplemental indenture made as of January 1, 2011 between JustEnergy and the $330 Million Debenture Trustee pursuant to which JustEnergy assumed all of the obligations of the Fund under the $330 Million Convertible Debentures, $330 Million Debenture Acknowledgment and the $330 Million Debenture Indenture.

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“Acquisition” means, with respect to any Person, any purchase or other acquisition, regardless of how accomplished or effected (including any such purchase or other acquisition effected by way of amalgamation, merger, arrangement, business combination or other form of corporate reorganization or by way of purchase, lease or other acquisition arrangements), of (a) any other Person (including any purchase or acquisition of such number of the issued and outstanding securities of, or such portion of an equity interest in, such other Person that such other Person becomes a Subsidiary of the purchaser or of any of its Affiliates) or of all or substantially all of the Property of any other Person, or (b) any division, business, operation or undertaking of any other Person or of all or substantially all of the Property of any division, business, operation or undertaking of any other Person.
“Additional Compensation” has the meaning set forth in Section 14.01.
“Advance” means a borrowing by a Borrower by way of a Prime Rate Advance, a US Prime Rate Advance, a US Base Rate Advance, a BA Equivalent Note, a LIBOR Advance, a Canadian Swingline Loan, a US Swingline Loan, acceptance by a Canadian Lender of a draft or depository bill presented for acceptance as a Bankers’ Acceptance, or the issuance of a Letter of Credit by a Canadian Issuing Lender, the US Issuing Lender or LC Lender and any reference relating to the amount of Advances will mean the sum of the principal amount of all outstanding Prime Rate Advances, US Prime Rate Advances, US Base Rate Advances, LIBOR Advances, Canadian Swingline Loan and US Swingline Loan, whether as a result of an Advance, deemed advance, Conversion or Rollover, plus the face amount of all outstanding Bankers’ Acceptances and BA Equivalent Notes plus the maximum amount payable under all Letters of Credit.
“Affected Loan” has the meaning set forth in Section 14.02.
“Affiliate” has the meaning ascribed thereto in the Business Corporations Act (Ontario) and for greater certainty, with respect to JustEnergy includes a Subsidiary of JustEnergy.
“Agent” means CIBC in its capacity as administrative agent for the Lenders and the Lender Hedge Providers, including any successor agent pursuant to Section 13.08 hereof.
“Agent’s Cdn. Payment Branch” means the main branch of the Agent located at [ADDRESS REDACTED], or such other office that the Agent may from time to time designate by notice to the Canadian Borrower and the Canadian Lenders.
“Agent’s US Payment Branch” means the branch of the Agent that the Agent may from time to time designate by notice to the US Borrower and the US Lenders.
“Aggregate Swap Exposure” means, at any time, the negative net marked to market amount, if any, that would be carried in the accounts of the Borrowers on a Modified Consolidated Basis at such time with respect to Hedges (other than Commodity Hedges) with Lender Hedge Providers as a liability in accordance with GAAP.

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“Agreement” means this seventh amended and restated credit agreement, the schedules and all amendments made hereto in accordance with the provisions hereof as amended, revised, replaced, supplemented or restated from time to time.
“Anti-Corruption Laws” means the Corruption of Foreign Officials Act (Canada), the FCPA and all other similar Applicable Law with respect to the prevention of corruption and bribery.
“Applicable Law” means, in respect of any Person, property, transaction, event or other matter, as applicable, all domestic and foreign laws, rules, statutes, regulations, treaties, orders, judgments and decrees and, to the extent they have the force of law, all official directives, rules, guidelines, orders, policies and other requirements of any Governmental Authority (collectively the “Law”) and will also include any interpretation of the Law or any part of the Law by any Person having jurisdiction over it or charged with its administration or interpretation in each case having the force of law relating or applicable to such Person, property, transaction, event or other matter.
“Applicable Margin” means with respect to any Advance the percentage rate per annum determined in accordance with clauses (a) and (b) below based on the Total Debt to EBITDA Ratio as at the end of the JustEnergy’s most recently completed Fiscal Quarter (in this definition such Fiscal Quarter is the “Relevant Quarter”).  The Applicable Margin to be applied with respect to an Advance shall be the Applicable Margin on the relevant date of the Drawdown, Conversion or Rollover, as the case may be.  The Applicable Margin shall change, if required, only once per Fiscal Quarter, on the third Business Day (the “Applicable Margin Adjustment Date”) after the earlier of (i) the date the unaudited quarterly financial statements required to be delivered pursuant to Section 9.03(2) for the Relevant Quarter and the related Compliance Certificate required to be delivered pursuant to Section 9.03(3) are delivered to the Agent, and (ii) the date such financial statements and Compliance Certificate are required to be delivered to the Agent.  Each Applicable Margin shall be adjusted on the Applicable Margin Adjustment Date.  In accordance with Sections 4.01, 4.02 and 4.03, Prime Rate Advances, US Base Rate Advances and US Prime Rate Advances, respectively, will be subject to adjustment on such date.  Notwithstanding anything else in this definition, for the purpose of determining the Applicable Margin, if the Borrowers fail to deliver financial statements or a Compliance Certificate when required, the Total Debt to EBITDA Ratio shall be deemed to be Level I until such documents have been delivered.  For greater certainty, there shall be no adjustments to LIBOR Advances, Bankers’ Acceptances and BA Equivalent Notes that are outstanding on the Applicable Margin Adjustment Date.

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(a)

Level	Total Debt to EBITDA Ratio	Prime Rate Margin, US Base Rate Margin and US Prime Rate Margin	BA Stamping Fee Rate, LIBO Rate Margin and Letter of Credit Fee Rate	Standby Fee Rate
I	> 2.50x	[RATES REDACTED]
II	> 2.00x ≤ 2.50x
III	> 1.50x ≤ 2.00x
IV	> 1.00x ≤ 1.50x
V	≤ 1.00x

(b)	Upon the occurrence of, and during the continuance of, an Event of Default, the Applicable Margin (other than the Standby Fee Rate) will be at the then applicable Level, plus 2.00% per annum.
“Applicable Margin Adjustment Date” has the meaning set forth in the definition of Applicable Margin.
“Applicable Order” means any applicable domestic or foreign order, judgment, award or decree made by any court or Governmental Authority.
“Arm’s Length” has the meaning specified in the definition of “Non Arm’s Length”.
“Arrangement Agreement” means the arrangement agreement made as of the 26th day of May, 2010 among the Fund, JEEC, JustEnergy and JEC and approved by the Court of Queen’s Bench of Alberta, Judicial District of Calgary on June 30, 2010, as supplemented, modified or amended.
“Assignment Agreement” has the meaning specified in Section 15.02.
“Associate” means an “associate” as defined in the Business Corporations Act (Ontario).
“Available Supply” means, at any time, the amount of natural gas, electricity or JustGreen Products (whether physical or financial) contracted for by the Obligors under existing Supplier Contracts, less any sales of excess of such commodity already contracted for under existing Supplier Contracts at such time.

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“BA Discount Proceeds” means, with respect to a particular Bankers’ Acceptance or BA Equivalent Note, the following amount:
F
1+D x T 365
where
F - means the face amount of such Bankers’ Acceptance or BA Equivalent Note;
D - means the applicable BA Discount Rate for such Bankers’ Acceptance or BA Equivalent Note; and
T - means the number of days to maturity of such Bankers’ Acceptance or BA Equivalent Note, with the amount as so determined being rounded up or down to the fifth decimal place and .000005 being rounded up.
“BA Discount Rate” means, (a) for any Bankers’ Acceptance or BA Equivalent Note to be accepted by a BA Lender that is a Schedule I Lender on any Drawdown Date, Rollover Date or Conversion Date, as the case may be, CDOR on such Drawdown Date, Rollover Date or Conversion Date, as the case may be, for a period identical to the term to maturity of the relevant Bankers’ Acceptance or BA Equivalent Note and (b) for any Bankers’ Acceptance or BA Equivalent Note to be accepted by a BA Lender that is not a Schedule I Lender, the lesser of (i) such Lender’s own bankers’ acceptance rate and (ii) CDOR plus 0.10% per annum in either case for a period identical to the term to maturity of the relevant Bankers’ Acceptance or BA Equivalent Note.
“BA Equivalent Note” has the meaning set forth in Section 5.01(1).
“BA Lender” means any Lender which has not notified the Agent in writing that it is unwilling or unable to accept Drafts as provided for in Article 5.
“BA Stamping Fee” means the amount calculated by multiplying the face amount of a Bankers’ Acceptance or a BA Equivalent Note by the BA Stamping Fee Rate and then multiplying the result by a fraction, the numerator of which is the number of days to elapse from and including the date of acceptance of such Bankers’ Acceptance or purchase of such BA Equivalent Note by a Canadian Lender up to but excluding the maturity date of such Bankers’ Acceptance or BA Equivalent Note and the denominator of which is 365.
“BA Stamping Fee Rate” means, with respect to a Bankers’ Acceptance or a BA Equivalent Note, the applicable percentage rate per annum indicated below the references to “Bankers’ Acceptance” and “BA Equivalent Note” in the definition of “Applicable Margin” relevant to the period in respect of which a determination is being made, as adjusted pursuant to the definition of “Applicable Margin”.

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“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable EEA Resolution Authority in respect of any liability of an EEA Financial Institution.
“Bail-In Legislation” means, with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule.
“Bankers’ Acceptance” means a depository bill, as defined in the Depository Bills and Notes Act (Canada) in Canadian Dollars that is in the form of a Draft signed by or on behalf of the Canadian Borrower and accepted by a BA Lender as contemplated under Section 5.01 or, for Lenders not participating in clearing services as contemplated in that Act, a draft or other bill of exchange in Canadian Dollars that is signed on behalf of the Canadian Borrower and accepted by a Lender.
“Basel III” means (a) the agreements on capital requirements, a leverage ratio and liquidity standards contained in “Basel III:  A global regulatory framework for more resilient banks and banking systems”, “Basel III:  International framework for liquidity risk measurement standards and monitoring” and “Guidance for national authorities operating the countercyclical capital buffer” published by the Basel Committee on Banking Supervision in December 2010, each as amended, supplemented or restated; and (b) any further guidance or standards published by the Basel Committee on Banking Supervision relating to “Basel III”.
“Billed Accounts Receivable” means all present and future amounts in respect of gas, electricity or JustGreen Products that has been delivered to a Customer pursuant to a Customer Contract, and that have been billed to such Customer and assigned or sold to an LDC pursuant to a Collection Service Agreement.
“Borrowers” means, collectively, the Canadian Borrower and the US Borrower and “Borrower” means either one of them and includes their respective successors and assigns.
“Borrowers’ Counsel” means the firm of Fasken Martineau DuMoulin LLP or such other firm or firms of legal counsel as the Borrowers may from time to time designate.
“Borrowing Base” means the lesser of:
(a)	the Maximum Facility Amount; and
(b)	for the Borrowers and the Restricted Subsidiaries, the sum of:
(i)	cash or Cash Equivalents held by such Obligors;
(ii)	the present value (calculated at a [PERCENTAGE REDACTED] discount rate) of [PERCENTAGE REDACTED] of Net Gross Margin After Tax for the Year-One Period;

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(iii)	the present value (calculated at a [PERCENTAGE REDACTED] discount rate) of [PERCENTAGE REDACTED] of the Net Gross Margin After Tax for the Year-Two Period;
(iv)	the present value (calculated at a [PERCENTAGE REDACTED] discount rate) of [PERCENTAGE REDACTED] of the Net Gross Margin After Tax for the Year-Three Period;
(v)	the present value (calculated at a [PERCENTAGE REDACTED] discount rate) of [PERCENTAGE REDACTED] of the Net Gross Margin After Tax for the Year-Four Period; and
(vi)	the present value (calculated at a [PERCENTAGE REDACTED] discount rate) of [PERCENTAGE REDACTED] of the Net Gross Margin After Tax for the Year-Five Period;
(vii)	less the present value of the interest payments on any High Yield Debt that are secured obligations of JustEnergy; and
(viii)	less the amount of all accrued amounts that remain unpaid for the physical supply of electricity or gas that has been delivered to a Customer.
A sample calculation of which is attached hereto as Schedule I.
“Borrowing Base Certificate” means a certificate in the Form of Schedule J executed by a senior officer of either Borrower which shall contain a calculation of the Borrowing Base, at the close of business on the last day of the preceding Fiscal Quarter and, on a semi-annual basis, a table in the form of Schedule I.1 showing (a) the results of Key Assumption testing and (b) (i) the corporate tax rate in Canada and the U.S. used for such period and (ii) the foreign exchange rates calculated on a forecasted basis for such period using the published current and long term foreign exchange rates (US$ and Cdn.$) of one or more banks named in Schedule I of the Bank Act (Canada).
“Breakage Costs” means all costs, losses and expenses incurred by any Lender by reason of the liquidation or deployment of deposits or other funds, the breakage of hedging or LIBOR contracts, the redeployment of funds, or for any other reason whatsoever resulting from the prepayment of any LIBOR Advance, Bankers’ Acceptance or BA Equivalent Note prior to expiry of the Interest Period applicable thereto, all as set out in a certificate (with detailed calculations of such costs, losses and expenses) delivered to a Borrower by any Lender entitled to receive same which amounts such Borrower agrees will be prima facie evidence thereof, absent manifest error.
“Business” means the business carried on by the Obligors consisting of (i) the purchase of natural gas, electricity and JustGreen Products under Supplier Contracts, (ii) the marketing and sale of natural gas, electricity and JustGreen Products to Customers under Customer Contracts, (iii) the home services business, including the marketing and sale of water heaters, furnaces, air conditioners, thermostats and ancillary products thereto, (iv) the management of consumers’ and businesses’ energy consumption, (v) the marketing and sale of solar energy products; (vi) the ownership and operation of green energy generation assets; and (vii) the generating of sales leads of other third party products.

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“Business Day” means, for all purposes other than in respect of a LIBOR Advance or an Advance to the US Borrower, a day on which banks are generally open for business and on which dealings in foreign currency and exchange between banks may be carried on in Toronto, Ontario and, in respect of an Advance to the US Borrower, a day on which banks are generally open for business and on which dealings in foreign currency and exchange between banks may be carried on in New York, New York and, in respect of a LIBOR Advance, a day on which banks are generally open for business and on which dealings in foreign currency and exchange between banks may be carried on in Toronto, Ontario, in New York, New York and in London, England.
“Canadian Assignment Agreement” means an assignment agreement substantially in the form of Schedule E to this Agreement.
“Canadian Borrower” means the Canadian Borrower hereunder being Just Energy Ontario L.P., an Ontario limited partnership.
“Canadian Dollars”, “Cdn. Dollars”, “Cdn.$” and “$” mean the lawful money of Canada.
“Canadian Issuing Lender” means CIBC, National Bank of Canada and any other Canadian Lenders approved by each of the Canadian Borrower and the Agent, and any successor Lender, in its capacity as such.
“Canadian Lenders” means the Lenders designated as such in Schedule A annexed hereto providing the Canadian Revolving Facility to the Canadian Borrower pursuant to this Agreement.
“Canadian Pension Plan” means any “pension plan” or “plan” that is subject to the funding requirements of the Pension Benefits Act (Ontario) or applicable pension benefits legislation in any other Canadian jurisdiction and is applicable to employees resident in Canada of an Obligor.
“Canadian Revolver Amount” means the amount set forth in Schedule A hereto as the “Total Commitment” for the Canadian Revolving Facility.
“Canadian Revolving Facility” has the meaning set forth in Section 2.01(1).
“Canadian Swingline Facility” has the meaning set forth in Section 2.06(1).
“Canadian Swingline Lender” means CIBC in its capacity as such.
“Canadian Swingline Loan” has the meaning set forth in Section 2.06(2).
“Canadian Welfare Plan” means any medical, health, hospitalization, insurance or other employee benefit or welfare plan or arrangement applicable to employees resident in Canada of an Obligor, but excluding (a) any Canadian Pension Plans and (b) plans established by statute or administered by a Governmental Authority, including the Canada Pension Plan, the Quebec Pension Plan or plans administered pursuant to federal or provincial health, workers compensation and employment insurance legislation.

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“Capital Lease” means a capital lease under GAAP.
“Cash Equivalents” means:
(a)
marketable direct obligations issued by, or unconditionally guaranteed by, the government of Canada or the government of the United States or any agency or instrumentality of either of them, and backed by the full faith and credit of Canada or the United States, as the case may be, in each case maturing within one year from the date of acquisition;

(b)
demand deposits, term deposits, certificates of deposit or overnight bank deposits having maturities of six months or less from the date of acquisition issued by any Lender or by any commercial bank organized under the laws of Canada or the United States or any state thereof whose long term debt is rated at least A or the equivalent thereof by S&P or at least A2 or the equivalent thereof by Moody’s; and

(c)
commercial paper of an issuer rated at least A-1+ or the equivalent thereof by S&P or at least P-1 or the equivalent thereof by Moody’s or at least R-1 (High) or the equivalent thereof by DBRS, and in each case maturing within six months from the date of acquisition.

“Cash Security Deposit” means an amount required to be paid by an Obligor to an LDC pursuant to a Collection Service Agreement following the occurrence of an event of default thereunder, in respect of amounts owing by such Obligor to such LDC pursuant to such Collection Service Agreement.
“CDOR” means, for any day and relative to Cdn. Dollar Bankers’ Acceptances or BA Equivalent Notes having any specified term and face amount, the average of the annual rates for Cdn. Dollar Bankers’ Acceptances having such specified term and face amount (or a term and face amount as closely as possible comparable to such specified term and face amount) of the banks named in Schedule I of the Bank Act (Canada) that appears on the Reuters Screen CDOR page as of 10:00 a.m. on such day (or, if such day is not a Business Day, as of 10:00 a.m. (Toronto time) on the preceding Business Day), provided that if such rate does not appear on the Reuters Screen CDOR page at such time on such date, CDOR for such date will be the annual discount rate of interest (rounded upward to the nearest whole multiple of 1/100 of 1%) as of 10:00 a.m. (Toronto time) on such date at which the Agent is then offering to purchase bankers’ acceptances accepted by it having a comparable aggregate face amount and identical maturity date to the aggregate face amount and maturity date of such Bankers’ Acceptances or BA Equivalent Notes, as the case may be; provided however that in no event shall CDOR be less than zero (0).
“CERCLA” means the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq., and any future amendments thereto.

ARTICLE 1

“Change of Control” means, following the Effective Date, with respect to JustEnergy, the occurrence of any of the following: (a) the acquisition by any Person or group of Persons who are associates (as such term is defined in the Securities Act (Ontario)), or who act together in concert for such purpose, of (i) common shares or other voting securities of JustEnergy to which are attached more than 50% of the votes that may be cast to elect the directors, or (ii) the ability, through operation of law or otherwise, to elect or cause the election or appointments of a majority of the directors.  Where control is exercised de-facto by contract or representation on the board of directors of JustEnergy, any change in the foregoing relationship where a reasonable Person would deem control to have been acquired as a result of such change, will constitute a Change of Control; (b) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger, plan of arrangement, amalgamation or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of JustEnergy and its Subsidiaries taken as a whole to any Person or group of Persons acting jointly or in concert for purposes of such transaction; (c) the adoption of a plan relating to the liquidation or dissolution of JustEnergy, which is not otherwise permitted under this Agreement; or (d) the first day on which a majority of the members of the board of directors of JustEnergy are not Continuing Directors.
“CIBC” means Canadian Imperial Bank of Commerce.
“CIBC US” means Canadian Imperial Bank of Commerce, New York Branch.
“Code” means the Internal Revenue Code of 1986 of the United States, as amended, and any successor statute thereto.
“Collateral Agent” means CIBC, in its capacity as collateral agent under the Security Documents and the Intercreditor Agreement, or such other Person from time to time appointed as collateral agent in accordance with the terms of the Intercreditor Agreement.
“Collection Service Agreement” means a collection service agreement entered into from time to time between an Obligor and a LDC providing for billing and collection services by such LDC on behalf of such Obligor with respect to its Customers, as supplemented, amended or restated from time to time.
“Commercial Customer” means a Customer with annual consumption over 15 RCEs.
“Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.
“Commitment” means, in respect of each Lender from time to time, the maximum amount of Advances which the Lender has covenanted to make as set forth in Schedule A to this Agreement (which will be amended and distributed to all parties by the Agent from time to time as other persons become Lenders), which for greater certainty will in each case be reduced by such Lender’s Proportionate Share of the amount of any permanent repayments, reductions or prepayments required or made hereunder.

ARTICLE 1

“Commodity Hedges” means any agreement for the hedging or fixing of the cost of commodities used in the ordinary course of business so long as such obligations are settled by the payment of money and not by the delivery of such commodities.
“Compliance Certificate” means the certificate required pursuant to Section 9.03(3), substantially in the form annexed as Schedule D and signed by a senior officer of the Canadian Borrower.
“Computer Equipment” means all computers, software or other equipment that includes computing technology or embedded logic such as microchips and sensors whether owned or leased.
“Confirmation” means the acknowledgement and confirmation agreement made as of the Effective Date by each Obligor in favour of the Collateral Agent, the Agent and the Lenders confirming the continuing validity, force and effect of (a) their respective obligations under this Agreement or guarantees previously delivered by them, as applicable, and (b) the Security given by them in favour of the Collateral Agent therefor.
“Contingent Obligation” means, with respect to any Person, calculated without duplication, obligations of such Person in respect of synthetic lease obligations, contingent liabilities in respect of letters of credit, letters of guarantee and similar instruments, capital stock which in accordance with GAAP is not included in shareholders’ equity, net obligations under Hedges, contingent liabilities required to be treated as a liability on a balance sheet of such Person in accordance with GAAP and contingent liabilities under any guarantee, including without limitation, under any guarantee of any of the foregoing, but excluding operating leases and trade payables arising in the ordinary course of business.
“Continuing Directors” means, as of any date of determination, any member of the board of directors of JustEnergy who: (a) was a member of the board of directors of JustEnergy on the issuance date of any offering of High Yield Debt or similar securities offerings by JustEnergy or any of its Affiliates; or (b) was nominated for election or elected to the board of directors of JustEnergy with the approval of a majority of the Continuing Directors who were members of the board of directors at the time of such nomination or election.
“Controlled Group” means all members of a controlled group of corporations or other business entities and all trades or businesses (whether or not incorporated) under common control, which together with a Borrower and any of its subsidiaries, are treated as a single employer under Section 414 of the Code or Section 4001 of ERISA.
“Conversion” means a conversion of an Advance pursuant to Section 2.11(1).
“Conversion Date” means the date specified by a Borrower as being the date on which a Borrower has elected to convert one type of Advance into another type of Advance and which will be a Business Day.
“Conversion Notice” means the Notice of Request for Advance substantially in the form annexed hereto as Schedule B to be given to the Agent by the Canadian Borrower or by the US Borrower, in either case pursuant to Section 2.11.

ARTICLE 1

“Convertible Subordinated Debentures” means any convertible subordinated debentures issued by JustEnergy to the public from time to time, with characteristics that include, but are not limited to:
(a)
the obligations under, pursuant or relating to such debentures and the indenture or agreement governing such debentures shall be unsecured obligations of JustEnergy, shall be subordinated to the Obligations, and no Obligor shall have provided a guarantee or any Financial Assistance in respect of any of such obligations;

(b)	other than the $330 Million Convertible Debentures, the final maturity or due date in respect of repayment of principal of such debentures is not prior to the Maturity Date;
(c)
no scheduled or mandatory payments or repurchases of principal thereunder (other than as a result of (A) acceleration following an event of default, (B) a Change of Control, (C) illegality or (D) imposition of non-resident withholding taxes) prior to the Maturity Date;

(d)
upon and during the continuance of any Event of Default or acceleration of the time for payment of any of the Obligations, (A) all amounts payable by JustEnergy in respect of principal, premium (if any), interest or other obligations under, pursuant or relating to such debentures are subordinate and junior in right of payment to all the Obligations and (B) no enforcement steps or proceedings may be commenced in respect of such debentures;

(e)
upon any distribution of the assets of JustEnergy on any dissolution, winding up, total liquidation or reorganization of such person (whether in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or any other marshalling of the assets and liabilities of JustEnergy, or otherwise), all Obligations shall first be paid in cash, or provisions made for such payment, before any payment by JustEnergy is made on account of principal, premium (if any), interest or other obligations payable in regard to such debentures;

(f)
a Pending Event of Default, Event of Default, acceleration of the time for repayment of any of the Obligations or enforcement of the rights and remedies of the Agent, the Collateral Agent and the Lenders hereunder or under any other Credit Document or document delivered pursuant thereto shall not:

(i)	cause a default or event of default (with the passage of time or otherwise) under such debentures or the indenture or agreement governing same; or
(ii)	cause or permit the obligations under, pursuant or relating to such debentures to be due and payable prior to the stated maturity thereof;
(g)
payments of principal due and payable under, pursuant or relating to such debentures can be satisfied, at the option of JustEnergy, by issuing and delivering common shares in the capital of JustEnergy in accordance with the indenture or agreement governing such debentures; and

ARTICLE 1

(h)
payments of interest due and payable under, pursuant or relating to such debentures can be satisfied, at the option of JustEnergy, by payment of the proceeds of the issue and sale of common shares in the capital of JustEnergy whereby the trustee under the indenture or agreement governing such debentures:

(i)	accepts delivery from JustEnergy of such common shares;
(ii)	consummate sales of such common shares as JustEnergy shall direct in its absolute discretion; and
(iii)	uses the proceeds received from such sale of common shares to satisfy such interest payments.
For greater certainty, the $330 Million Convertible Debentures, the $100 Million Convertible Debentures and the $160 Million Convertible Debentures are Convertible Subordinated Debentures.
“Credit Card Payment Account” means a bank account maintained by an Obligor into which Customers make credit card payments in respect of exit fees and other payments in respect of the Business and in respect of which a security interest is granted to a merchant services provider.
“Credit Documents” means (a) this Agreement, the Security Documents, all guarantees delivered by any Obligor pursuant to this Agreement, and each agreement delivered to the Agent or to the Collateral Agent by an Obligor on the Original Closing Date or on or before the Effective Date which continues in effect on the Effective Date; (b) the fee letters and arrangements letter referred to in Section 4.07; (c) all Hedges, agreements evidencing treasury facilities and cash management products provided by any Lender or any Lender Hedge Provider to any Obligor or any affiliate of any such Lender or Lender Hedge Provider; (d) all present and future agreements delivered by any Obligor to the Agent, the Collateral Agent or the Lenders pursuant to, or in respect of the agreements referred to in clauses (a), (b) and (c) inclusive of this definition; and (e) all other present and future agreements delivered by any Obligor to the Agent, the Collateral Agent or the Lenders pursuant to, or in respect of, any of the agreements referred to in clause (d) of this definition, in each case as the same may be supplemented, amended or restated from time to time, and “Credit Document” will mean any one of the Credit Documents.
“Credit Facilities” means the Canadian Revolving Facility, the US Revolving Facility and the LC Facility collectively and “Credit Facility” means any one of them.
“Currency Hedge” means any agreement, whether in the form of a futures or forward contract, swap or otherwise, for the hedging of a currency risk in Canadian Dollars or US Dollars.
“Customer Contracts” means contracts entered into from time to time by Obligors with Customers in connection with the Business.

ARTICLE 1

“Customers” means residential, small to mid-size commercial and small industrial purchasers of products of the Business from an Obligor.
“DBRS” means DBRS Limited, and its successors.
“Debt” means, with respect to any Person, without duplication, the aggregate of the following amounts, at the date of determination: (a) the principal amount of all indebtedness of such Person for borrowed money, (b) the principal amount of all obligations of such Person for the deferred purchase price of Property or services in excess of 90 days which constitute indebtedness, (c) the principal amount of all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (d) the principal amount of all obligations of such Person created or arising under any conditional sale or other title retention agreement (other than operating leases) with respect to property acquired by such Person (whether or not the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all obligations of such Person as lessee under Capital Leases determined as the capitalized amount thereof, (f) the undrawn amount of all letters of credit issued on behalf of such Person and the full face amount of all bankers’ acceptances issued by or on behalf of such Person, (g) all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any partnership or shareholder or other equity interests of such Person, (h) all Contingent Obligations of such Person in respect of any of the foregoing items, (i) all Hedges, (j) all Debt referred to in clauses (a) through (i) above secured by (or for which the holder of such Debt has an existing right, contingent or otherwise, to be secured by) any Encumbrance on property (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Debt, limited to the fair market value of such property, and (k)  any other obligation arising under arrangements or agreements that, in substance, constitute indebtedness for borrowed money of such Person.
“Deferred Compensation Plan” means the deferred compensation plan pursuant to which rights to common shares of JustEnergy are issued to directors in lieu of fees payable in cash and are exchangeable into common shares of JustEnergy, as supplemented, amended or restated from time to time.
“Depreciation Expense” means, for any period with respect to the Borrowers, depreciation, amortization (excluding the amortization of contract initiation costs), depletion and other like reductions to income of the Borrowers for such period not involving any outlay of cash, determined, without duplication, on a Modified Consolidated Basis in accordance with GAAP and includes, for greater certainty, amortization of any up front financing fees.
“Disposition” means any sale, assignment, transfer, conveyance, permanent user license or other disposition of any nature or kind whatsoever of any Property or of any right, title or interest in or to any Property, and the verb “Dispose” will have a correlative meaning.
“Distributable Free Cash Flow” means, for any period, the net income/loss of the Borrowers and the Restricted Subsidiaries plus amortization, Share Based Compensation, non-cash losses in fair value of derivative instruments, other non-cash items (including, reductions to income not involving an outlay of cash), income tax expense (recovery), adjustments required to reflect net cash receipts from its natural gas sales, any Distributions from any Unrestricted Subsidiary, interest expense with respect to Convertible Subordinated Debentures and UK Convertible Bonds, minus, without duplication, current income taxes payable (including pursuant to any tax sharing arrangements and including any required tax distributions), non-cash gains in fair value of derivative instruments, payments under the NCIBs (subject to the proviso at the end of Section 9.04(4)), cash contract initiation costs, maintenance capital expenditures, cash payments for litigation and other similar proceedings and other cash and non-cash extraordinary or non-recurring gains; all of the foregoing to be determined on a Modified Consolidated Basis.  A sample calculation of Distributable Free Cash Flow is attached hereto as Schedule K.

ARTICLE 1

“Distributions” means the payment by a Person: (a) of any dividends or distributions on any equity interests, (b) of any interest, premium or fees owing on any indebtedness, including any indebtedness which is subordinate to the indebtedness owing to the Lenders (including, without limitation, in respect of Existing Intercompany Debt, Future Intercompany Debt and Permitted Unrestricted Subsidiary Debt), (c) distributions paid in cash under the Restricted Share Grant Plan or the Deferred Compensation Plan, (d) non-cash distributions of Share Based Compensation, (e) the application of such Person’s assets to the purchase, redemption or other acquisition or retirement of any of its shares, partnership, or trust units, as applicable (including, for greater certainty, pursuant to the NCIB (Equity)), (f) the purchase, redemption or other acquisition or retirement of any Convertible Subordinated Debentures pursuant to the NCIB (Debt), or (g) any other like distributions of funds whatsoever by such Person.
“Domestic Lender” has the meaning set forth in Section 2.10(3).
“Draft” has the meaning set forth in Section 5.01(1).
“Drawdown” means:
(a)	the advance of a Prime Rate Advance, a US Prime Rate Advance, a US Base Rate Advance or a LIBOR Advance;
(b)	the issue of Bankers’ Acceptances or BA Equivalent Notes; or
(c)	the issue of a Letter of Credit.
“Drawdown Date” means the date on which a Drawdown is made by a Borrower pursuant to the provisions hereof and which will be a Business Day.
“Drawdown Notice” means the Notice of Request for Advance substantially in the form annexed hereto as Schedule B to be given to the Agent by the Canadian Borrower or the US Borrower in either case pursuant to Article 6.
“Early Maturity Date” means the date that is four (4) months prior to the maturity date of the $330 Million Convertible Debentures (being June 30, 2017), unless the $330 Million Convertible Debentures (i) are refinanced or repaid on terms and conditions satisfactory to the Majority Lenders or (ii) the total principal amount of the $330 Million Convertible Debentures outstanding as at such date is less than C$50,000,000.

ARTICLE 1

“EBITDA” means, for any period for the Borrowers determined on a Modified Consolidated Basis, net income for such period:
(a)	increased by the sum of (without duplication):
(i)	Total Interest Expense for such period;
(ii)	Income Tax Expense for such period;
(iii)	Depreciation Expense for such period (which for greater certainty does not include any amortization of contract initiation costs);
(iv)	non-cash losses resulting from the fair value of derivative financial investments for such period;
(v)	accrued (but not yet actually realized) foreign exchange translation losses;
(vi)	losses on the purchase or redemption of securities issued by any of the Borrowers and the Restricted Subsidiaries for such period;
(vii)
any other cash or non-cash extraordinary, unusual or non-recurring losses for such period, excluding, for greater certainty, (A) provisions made for litigation and other similar proceedings and (B) losses associated with trading, settlement or balancing of Commodity Hedges; and

(viii)	Share Based Compensation to the extent settled with shares of JustEnergy (i.e. non-cash);
(b)	decreased by the sum of (without duplication):
(i)	non-cash gains resulting from the fair value of derivative financial investments for such period;
(ii)	accrued (but not yet actually realized) foreign exchange translation gains;
(iii)	gains on the purchase or redemption of securities issued by any of the Borrowers and the Restricted Subsidiaries for such period;
(iv)	any reduction in deferred tax recovery for such period; and
(v)	any other cash or non-cash extraordinary, unusual or non-recurring gains for such period, excluding, for greater certainty, gains associated with trading, settlement or balancing of Commodity Hedges.
“EDC” means Export Development Canada.
“EDC Documents” means, collectively, (a) each EDC Guarantee, (b) the EDC Indemnity, (c) the EDC side fee letter between the LC Lender and EDC referred to in Section 4.07; and (d) all present and future agreements delivered by (i) any Obligor to the Agent, the Collateral Agent, EDC or the LC Lender and (ii) the Agent or the LC Lender to EDC, in each case, pursuant to, or in respect of the agreements referred to in clauses (a), (b) and (c) inclusive of this definition, in each case as the same may from time to time be supplemented, amended or restated from time to time, and “EDC Document” will mean any one of the EDC Documents.

ARTICLE 1

“EDC Guarantee” means a guarantee made by EDC in favour of the LC Lender and related certificate of cover issued by EDC to the LC Lender, each in form and substance satisfactory to the LC Lender, with respect to any Letter of Credit issued by the LC Lender under the LC Facility, as such guarantees and certificates of cover may be amended, restated, supplemented or otherwise modified from time to time.
“EDC Indemnity” means the bonding products declaration and indemnity dated December 30, 2016, provided by each Obligor in favour of EDC.
“EEA” means the European Economic Area.
“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.
“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.
“EEA Resolution Authority” means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.
“Effective Date” means December 30, 2016.
“Electricity Service Agreements” means electricity service agreements entered into between an Obligor and an LDC regarding such Obligor’s electricity Customers.
“Eligible Customer Contracts” means Customer Contracts for sales entered into in connection with the Business in Canada or the United States that are subject to the Security.
“Encumbrance” means, in respect of any Person, any mortgage, debenture, pledge, hypothec, lien, charge, assignment by way of security, hypothecation or security interest granted or permitted by such Person or arising by operation of law, in respect of any of such Person’s Property, or any Capital Lease of Property by such Person as lessee or any other security agreement, trust or arrangement having the effect of security for the payment of any debt, liability or obligation, and “Encumbrances”, “Encumbrancer”, “Encumber” and “Encumbered” will have corresponding meanings.
“Equity Hedges” means any agreement, whether in the form of a futures or forward contract, swap or otherwise for the hedging of the price of shares.

ARTICLE 1

“Equivalent Amount” means with respect to any two currencies, the amount obtained in one such currency when an amount in the other currency is translated into the first currency using the Bank of Canada 12:00 noon (Toronto time) rate on the Business Day with respect to which such computation is required for the purpose of this Agreement; provided that if such rate is no longer quoted at 12:00 noon (Toronto time) it shall mean the spot rate of exchange for such conversion as quoted by the Bank of Canada at close of business on the immediately preceding Business Day, and in either case, if no such rate is quoted, the spot rate of exchange for wholesale transactions by the Agent in Toronto, Ontario in accordance with its normal practice.
“ERISA” means the Employee Retirement Income Security Act of 1974 of the United States, together with the regulations thereunder as the same may be amended from time to time.  Reference to Sections of ERISA also refer to any successive Sections thereto.
“ERISA Plan” means an “employee welfare benefit plan” or “employee pension benefit plan” as such terms are defined in Sections 3(1) and 3(2) of ERISA.
“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.
“Euro” means the lawful currency of the European Union.
“Event of Default” means any of the events described in Section 11.01.
“Excess Distributable Free Cash Flow” means the amount of Distributable Free Cash Flow (calculated on a last twelve months basis) remaining after any Permitted Distributions are made in any Fiscal Quarter pursuant to Section 9.04(7)(a).
“Excluded Swap Obligation” means, with respect to any Guarantor, any Swap Obligation if, and to the extent that, all or a portion of the Guarantee of such Guarantor of, or the grant by such Guarantor of a security interest to secure, such Swap Obligation (or any Guarantee thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Guarantor’s failure for any reason not to constitute an “eligible contract participant” as defined in the Commodity Exchange Act and the regulations thereunder at the time the Guarantee of such Guarantor or the grant of such security interest becomes effective with respect to such related Swap Obligation.  If a Swap Obligation arises under a master agreement governing more than one swap, such  exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such Guarantee or security interest is or becomes illegal.
“Excluded Taxes” means in the case of each Lender and the Agent (i) Taxes imposed on or measured by its net income (however denominated), net worth, net profits, capital and franchise taxes imposed on it in lieu of net income taxes and branch profits taxes, in each case, (A) by the jurisdiction under the laws of which such Lender or the Agent (as the case may be) is organized or has its principal office or applicable lending office or any political subdivision thereof or (B) that are Other Connection Taxes; (ii) any withholding Taxes imposed on interest payable to or for the account of such Lender or the Agent pursuant to law in effect on the date on which such Lender or the Agent became a Lender or the Agent hereunder (except to the extent such Taxes were not considered Excluded Taxes with respect to such Lender’s or the Agent’s immediate assignor); (iii) Taxes attributable to the failure to comply with Sections 14.04(3), 14.04(4) or 14.04(5); (iv) any Taxes payable in respect of (A) amounts payable to a recipient not dealing at arm’s length with any Obligor or (B) a debt or other obligation to pay an amount to a Lender or other recipient not dealing at arm’s length with an Obligor; and (v) any United States withholding Taxes imposed under FATCA.

ARTICLE 1

“Existing CIBC Letters of Credit” means each of the Letters of Credit identified on the attached Schedule H.
“Existing Intercompany Debt” means any Debt owing by an Obligor to any other Obligor, in each case in existence on the Effective Date.
“FATCA” means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof and any agreement entered into pursuant to Section 1471(b)(1) of the Code.
“FCPA” means the Foreign Corrupt Practices Act, 15 U.S.C. §§78dd-1, et seq.
“Federal Funds Effective Rate” means, for any day, an annual rate of interest, expressed on the basis of a year of 360 days, equal to the weighted average of the rates on overnight United States federal funds transactions with members of the Federal Reserve System arranged by United States federal funds brokers, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided that (a) if such day is not a Business Day, the Federal Funds Effective Rate for such day will be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day, and (b) if no such rate is so published on such next succeeding Business Day, the Federal Funds Effective Rate for such day will be the average of the quotations for such day for such transactions received by the Agent from three United States federal funds brokers of recognized standing selected by it.
“Financial Assistance”  means, without duplication and with respect to any Person (a) all loans granted by that Person and Contingent Obligations incurred by that Person for the purpose of or having the effect of providing financial assistance to another Person or Persons, including, without limitation, letters of guarantee, letters of credit, legally binding comfort letters or indemnities issued in connection therewith, endorsements of bills of exchange (other than for collection or deposit in the ordinary course of business), obligations to purchase assets regardless of the delivery or non-delivery thereof and obligations to make advances or otherwise provide financial assistance to any other entity, or (b) all acquisitions of any equity interests or investments made by that Person in another Person or Persons (excluding, for greater certainty, Permitted Acquisitions), and for greater certainty “Financial Assistance” will include any guarantee of any third party lease obligations.
“Fiscal Quarter” means each three month period of JustEnergy’s Fiscal Year ending on June 30, September 30, December 31 and March 31 of each calendar year.
“Fiscal Year” means the 12 month fiscal period of JustEnergy ending on the last day of March in any calendar year.

ARTICLE 1

“Fitch” means Fitch Ratings, Inc. and its successors.
“Four Quarter Period” means as at the last day of any particular Fiscal Quarter, the period of four consecutive Fiscal Quarters which includes such Fiscal Quarter (including the last day thereof) and the immediately preceding three Fiscal Quarters.
“Fund” means Just Energy Income Fund, a trust which was established under the laws of the Province of Ontario and was liquidated and dissolved pursuant to the Arrangement Agreement.
“Future Intercompany Debt” means Debt incurred after the Effective Date by any Obligor and owing to any other Obligor; provided same is subject to the Encumbrance of a Security Document and is subject to the Restricted Subsidiary Subordination Agreement.
“Future Intercompany Equity” means any equity (whether in the form of shares in capital stock, partnership interest, trust units or otherwise) issued after the Effective Date by any Obligor or any Unrestricted Subsidiary to any Obligor provided same is (i) subject to the Encumbrance of a Security Document; (ii) evidenced by a certificate; and (iii) such certificate is delivered to the Collateral Agent forthwith after its creation, together with a duly executed transfer power in respect of same; provided that clauses (i) and (iii) will not apply to equity issued by an Unrestricted Subsidiary.
“GAAP” means those accounting principles which are recognized as being generally accepted in Canada and which are in effect from time to time, as published in the Handbook of the Canadian Institute of Chartered Accountants, or International Financial Reporting Standards, as the case may be; provided that all terms of an accounting or financial nature used herein shall be construed, and all computations of amounts and ratios referred to herein shall be made, without giving effect to any election under any Financial Accounting Standard to value any Debt or other liabilities of any Obligor or any Subsidiary of any Obligor at “fair value” as defined in any such Financial Accounting Standard.
“Governmental Authority” means the government of any nation, province, territory, municipality, state or other political subdivision of any nation, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing.
“Gross Margin” means, for any Fiscal Quarter, the net cash receipts, including accruals recorded in accordance with GAAP, (calculated in Canadian dollars) generated by Eligible Customer Contracts by the Borrowers and the Restricted Subsidiaries on a Modified Consolidated Basis in such Fiscal Quarter less the cost of goods sold, recorded in accordance with GAAP, in such Fiscal Quarter, as determined as of the last day of such Fiscal Quarter in respect of the immediately preceding Four Quarter Period.
“Gross Margin per RCE” means, collectively, Gross Margin per RCE (Residential) and Gross Margin per RCE (Commercial).

ARTICLE 1

“Gross Margin per RCE (Residential)” means for any Fiscal Quarter, Gross Margin in such Fiscal Quarter divided by the average number of RCEs for Residential Customers of the Obligors during such period.
“Gross Margin per RCE (Commercial)” means for any Fiscal Quarter, Gross Margin in such Fiscal Quarter divided by the average number of RCEs for Commercial Customers of the Obligors during such period.
“Guarantee” has the meaning set forth in Schedule 10.01 hereto.
“Guarantors” means each of the Persons listed in Schedule M to this Agreement and any other Person who from time to time guarantees the obligations of either Borrower hereunder, and each of their successors and assigns and “Guarantor” means any one of them.
“Hazardous Substance” means any substance, product, waste, pollutant, material, chemical, contaminant, dangerous goods, constituent or other material listed, regulated, or addressed under any Requirements of Environmental Law, including, without limitation, asbestos, petroleum, polychlorinated biphenyls and any “hazardous substance” as defined by CERCLA and any “hazardous waste” as defined by the Resource Conservation and Recovery Act of the United States.
“Hedge Cap” means at any time, an Aggregate Swap Exposure equal to [AMOUNT REDACTED].
“Hedges” means, collectively, Interest Rate Hedges, Currency Hedges, Commodity Hedges and Equity Hedges.
“High Yield Debt” means Debt incurred by JustEnergy under or pursuant to any non-convertible notes or debentures issued by JustEnergy to the public (other than Convertible Subordinated Debentures) from time to time (“High Yield Notes”), with characteristics that include, but are not limited to the following:
(a)
the obligations under, pursuant or relating to such Debt, and the agreement governing such Debt, shall either be senior unsecured obligations or, subject to clause (b) below, secured obligations of JustEnergy;

(b)
if such High Yield Notes are secured obligations of JustEnergy, all consents required under the Intercreditor Agreement shall have been obtained, and the Collateral Agent shall have entered into an intercreditor agreement or confirmation agreement with the holders or a trustee of the holders of such High Yield Notes on terms and conditions satisfactory to the Agent, the Collateral Agent and each of the Lenders;

(c)
the final maturity or due date in respect of repayment of principal of such High Yield Notes is not prior to six (6) months following the Maturity Date determined as at the date of issue of such High Yield Notes;

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(d)
no scheduled or mandatory payments or repurchases of principal thereunder (other than as a result of (A) acceleration following an event of default, (B) a Change of Control, (C) illegality or (D) imposition of non-resident withholding taxes) prior to the final maturity or due date in respect of such High Yield Notes;

(e)
upon and during the continuance of any Event of Default or acceleration of the time for payment of any of the Obligations, all amounts payable by JustEnergy in respect of principal, premium (if any), interest or other obligations under, pursuant or relating to such High Yield Notes are subordinate and junior in right of payment to all the Obligations;

(f)
upon any distribution of the assets of JustEnergy or any dissolution, winding up, total liquidation or reorganization of such person (whether in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or any other marshalling of the assets and liabilities of JustEnergy, or otherwise), all Obligations shall first be paid in cash, or provisions made for such payment, before any payment by JustEnergy is made on account of principal, premium (if any), interest or other obligations payable in regard to such High Yield Notes;

(g)
no terms (other than those relating to the payment of interest and prepayment premiums) applicable to such High Yield Notes (including covenants and events of default) are more restrictive to JustEnergy than the terms that are applicable to the Obligors under the Credit Documents determined as at the date of issue of such High Yield Notes;

(h)
all terms relating to the overall yield to the holders of such High Yield Notes such as interest, original issue discount or any similar fee shall be negotiated and agreed in good faith by JustEnergy reflecting (in the good faith opinion of JustEnergy) at prevailing market terms;

(i)
at the time of the issuance of such High Yield Notes, the terms and provisions of the documents, instruments and agreements evidencing such High Yield Notes taken as a whole (i) shall not contain any financial covenants, and (ii) shall not be materially more restrictive than the terms and provisions of this Agreement and the other Credit Documents taken as a whole, unless otherwise agreed to in writing by the Agent in its reasonable discretion; and

(j)	the foregoing shall have been certified to the Agent in writing by an officer of the Canadian Borrower.
“Hostile Take-Over Bid” means a Take-Over Bid by an Obligor or in which an Obligor is involved, in respect of which the board of directors (or persons performing similar functions) of the Person whose securities are subject to such Take-Over Bid has recommended rejection of such Take-Over Bid.

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“Income Tax Expense” means, with respect to the Borrowers, for any period, the aggregate, without duplication, of all Taxes on the income of such Person for such period, whether current or deferred, determined on a Modified Consolidated Basis.
“Information” has the meaning set forth in Section 16.01(1).
“Insolvency Legislation” means legislation in any applicable jurisdiction relating to reorganization, arrangement, compromise or re-adjustment of debt, dissolution or winding-up, or any similar legislation, and specifically includes for greater certainty the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding-Up and Restructuring Act (Canada) and the Bankruptcy Code (United States).
“Intellectual Property” means the intellectual property in patents, patent applications, trade-marks, trade-mark applications, trade names, service marks, copyrights, copyright registrations and trade secrets including, without limitation, customer lists and information and business opportunities, industrial designs, technology and other similar intellectual property rights.
“Interbank Reference Rate” means the interest rate expressed as a percentage per annum which is customarily used by the Agent when calculating interest due by it or owing to it arising from correction of errors and other adjustments between it and other Canadian chartered banks.
“Intercreditor Agreement” means the sixth amended and restated intercreditor agreement dated as of September 1, 2015 between the Collateral Agent, the Agent on behalf of the Lenders and the Lender Hedge Providers, Shell Energy, the Other Commodity Supplies (as defined therein), the Borrowers, the Restricted Subsidiaries and such other persons as from time to time become party thereto.
“Interest Payment Date” means,
(a)	with respect to each Prime Rate Advance, US Prime Rate Advance and US Base Rate Advance, the first Business Day of each calendar month; and
(b)	with respect to each LIBOR Advance, the last Business Day of each applicable Interest Period.
“Interest Period” means,
(a)
with respect to each Prime Rate Advance, US Prime Rate Advance and US Base Rate Advance, the period commencing on the applicable Drawdown Date or Conversion Date, as the case may be, and terminating on the date selected by a Borrower hereunder for the Conversion of such Advance into another type of Advance or for the repayment of such Advance;

(b)	with respect to each Bankers’ Acceptance and BA Equivalent Note, a period of one month commencing on the Drawdown Date, Rollover Date or Conversion Date of such Advance;

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(c)
with respect to each LIBOR Advance, a period of either one week or one month, subject to availability, commencing on the applicable Drawdown Date, Rollover Date or Conversion Date, as the case may be; and

(d)	with respect to a Letter of Credit, the period commencing on the date of issuance of the Letter of Credit and terminating on the last day that the Letter of Credit is outstanding;
provided that in any case the last day of each Interest Period will be also the first day of the next Interest Period and further provided that the last day of each Interest Period will be a Business Day and if the last day of an Interest Period selected by a Borrower is not a Business Day such Borrower will be deemed to have selected an Interest Period the last day of which is the Business Day next following the last day of the Interest Period otherwise selected unless such next following Business Day falls in the next calendar month in which event such Borrower will be deemed to have selected an Interest Period the last day of which is the Business Day next preceding the last day of the Interest Period otherwise selected and further provided that the last Interest Period of any Advance under the Canadian Revolving Facility or the US Revolving Facility will expire on or prior to the Maturity Date.
“Interest Rate Hedge” means any agreement, whether in the form of a futures or forward contract, swap or otherwise for the hedging of interest on Debt.
“JEC” means Just Energy Corp., an Ontario corporation, formerly known as Ontario Energy Savings Corp.
“JEC Assignment Agreement” means the Assignment, Assumption, Consent and Release Agreement dated as of August 1, 2005 between JEC, the Canadian Borrower and Shell Energy.
“JEEC” means Just Energy Exchange Corp., a Canada corporation.
“Judgment Conversion Date” has the meaning set forth in Section 16.05(1)(b).
“Judgment Currency” has the meaning set forth in Section 16.05(1).
“JustEnergy” means Just Energy Group Inc., a Canada corporation.
“JustGreen Products” means environmental derivative products, including carbon offsets, carbon credits, renewable energy certificates or attributes and the equivalents thereof.
“Key Assumption” means, in connection with the calculation of the Borrowing Base, any of the following assumptions calculated on a prior 12-month basis: (a) renewal rate for Canadian natural gas, (b) renewal rate of US natural gas, (c) renewal rate for Canadian electricity, (d) renewal rate for US electricity, (e) attrition rate for Canadian natural gas, (f) attrition rate for US natural gas, (g) attrition rate for Canadian electricity, (h) attrition rate for US electricity, (i) Gross Margin per RCE for Canadian natural gas, (j) Gross Margin per RCE for Canadian electricity, (k) Gross Margin per RCE for U.S. natural gas, (l) Gross Margin per RCE for U.S. electricity and (m) general and administrative expenses, allocated at 30% thereof.  A sample calculation of Key Assumption testing is attached hereto as Schedule I.1.

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“Key Assumption Variance Limit” means, in respect of any Key Assumption set out in clauses (a) through (m) in the definition of Key Assumption, variance by more than 10% (whether positive or negative) from the actual prior 12-month period figure for such Key Assumption.
“Late Payment Rate” means, in the case of amounts payable in Canadian Dollars, the then applicable Prime Rate Margin plus 2% and, in the case of amounts payable in US Dollars by the Canadian Borrower the then applicable US Base Rate Margin plus 2% or by the US Borrower the then applicable US Prime Rate Margin plus 2%.
“LC Facility” means has the meaning set forth in Section 2.03.
“LC Facility Amount” means $50,000,000.
“LC Fee” has the meaning set forth in Section 5.02(9).
“LC Lender” means CIBC and EDC to the extent that EDC has acceded to the obligations, rights and benefits of the LC Lender pursuant to the operation of Section 5.03.
“L/C Fronting Exposure” has the meaning set forth in Section 13.16(2).
“LDC Agreements” means Collection Service Agreements and Transportation Agreements and the Electricity Service Agreements listed on Schedule G hereto as such agreements are in effect on the date hereof and as from time to time supplemented, amended restated or replaced from time to time and any such agreement entered into with LDCs after the date hereof, whether or not scheduled.
“LDCs” means (i) local distribution companies to whom volumes of natural gas are delivered by an Obligor and with whom such Obligor has Transportation Agreements and Collection Service Agreements and (ii) local electricity distribution companies, which deliver electricity to Customers for and on behalf of an Obligor and with whom such Obligor has an Electricity Service Agreement.
“Lender Group Commitment” means, with respect to a particular Lender Group, the amount set forth in Schedule A hereto as the Lender Group Commitment of such Lender Group under the Revolving Facilities as the same may be increased or reduced pursuant to this Agreement.
“Lender Groups” means, collectively, (a) CIBC and CIBC US, (b) National Bank of Canada and National Bank of Canada – New York Branch, (c) Shell Energy and Shell Energy North America (US), L.P., (d) HSBC Bank Canada, (e) any new Lender Group becoming party to this Agreement pursuant to Section 2.04, and (f) any assignee of a Lender Group which has delivered an Assignment Agreement, and “Lender Group” means any one of the Lender Groups.
“Lender Hedge Provider” means each financial institution that is a counterparty to a Hedge with an Obligor if at the time that such financial institution entered into such Hedge it was a Lender or an Affiliate of a Lender even if thereafter it ceases to be a Lender.
“Lender-Related Distress Event” means, with respect to any Lender or any Person that directly or indirectly controls such Lender (each, a “Distressed Person”), (a) a voluntary or involuntary case with respect to such Distressed Person under any Insolvency Legislation or (b) a custodian, conservator, receiver or similar official is appointed for such Distressed Person or any substantial part of such Distressed Person’s assets, or (c) such Distressed Person is subject to a forced liquidation, merger, sale or other change of control supported in whole or in part by guaranties or other support (including, without limitation, the nationalization or assumption of ownership or operating control by the government of Canada, the United States or other Governmental Authority), or (d) such Distressed Person makes a general assignment for the benefit of its creditors or is otherwise adjudicated as, or determined by any Governmental Authority having regulatory authority over such Distressed Person or its assets to be, insolvent, bankrupt, or deficient in meeting any capital adequacy or liquidity standard of any such Governmental Authority, or (e) such Distressed Person becomes the subject of a Bail-In Action.

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“Lenders” means CIBC, CIBC US and the Persons from time to time designated in Schedule A annexed hereto as either a Canadian Lender, a US Lender, a Canadian Issuing Lender, a US Issuing Lender, the LC Lender, the Canadian Swingline Lender or the US Swingline Lender and reference to “Lender” in this Agreement may mean that Lender in its capacity as a Canadian Lender, a US Lender, a Canadian Issuing Lender, a US Issuing Lender, the LC Lender, the Canadian Swingline Lender or the US Swingline Lender, as the case may be, if the context so requires and “Lender” means any one of the Lenders and includes each of their successors and permitted assigns.
“Lenders’ Counsel” means the firm of McCarthy Tétrault LLP or such other firm of legal counsel as the Agent may from time to time designate and any and all local agent counsel retained by McCarthy Tétrault LLP for and on behalf of the Agent.
“Letter of Credit Fee Rate” means, with respect to a Letter of Credit, the annual percentage per annum indicated below the reference to “Letters of Credit” in the definition of “Applicable Margin” relevant to the period in respect of which determination is being made, as adjusted pursuant to the definition of “Applicable Margin”.
“Letters of Credit” means a letter of credit or letter of guarantee issued by (a) a Canadian Issuing Lender pursuant to the Canadian Revolving Facility, (b) the US Issuing Lender pursuant to the US Revolving Facility, or (c) the LC Lender pursuant to the LC Facility, in each case, at the request and for the account of a Borrower under this Agreement; and “Letter of Credit” means any one thereof.
“LIBO Rate” means, for each Interest Period for each LIBOR Advance, the interest rate expressed as a percentage rate per annum calculated on the basis of a 360 day year, equal to:
(a)
the rate set by ICE Benchmark Administration Limited (or any display substituted therefor or any successor thereto) for deposits in United States Dollars for a period comparable to such LIBOR Interest Period which appears on Bloomberg, currently the BBAM01 page, (or such other page as the Agent, after consultation with the Lenders, will nominate which replaces that page for the purpose of displaying offered rates of leading banks for London inter-bank deposits in US Dollars) for a period comparable to such LIBOR Interest Period as of 11:00 a.m. (London, England time) on the second Business Day preceding the first day of such LIBOR Interest Period; or

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(b)
if a rate is not determinable pursuant to clause (a) of this definition at the relevant time, as determined by the Agent, such rate, as determined by the Agent, to be the average (rounded upward, if necessary, to the nearest whole multiple of 1/16 of one percent per annum of the rates per annum) of the rates per annum at which deposits in US Dollars are offered by the principal lending office in London, England of the Agent to leading banks in the London inter-bank market at approximately 11:00 a.m. (London, England time) on the second Business Day preceding the first day of such LIBOR Interest Period for a period comparable to the LIBOR Interest Period and in an amount comparable to the amount of the LIBOR Advance to be outstanding during such LIBOR Interest Period; or

(c)	if the rate is not determinable pursuant to clause (a) or (b) of this definition at the relevant time in respect of the relevant period, Section 2.15(2) will apply, provided however that in no event shall the LIBO Rate be less than zero (0).
“LIBO Rate Margin” means, for any period, the applicable percentage rate per annum applicable to that period as indicated below the reference to “LIBOR Advance” in the definition of “Applicable Margin”, as adjusted pursuant to the definition of “Applicable Margin”.
“LIBOR Advance” means an Advance in, or Conversion into, United States Dollars made by the Lenders to a Borrower with respect to which such Borrower has specified that interest is to be calculated by reference to the LIBO Rate.
“LIBOR Interest Period” means an Interest Period applicable to any LIBOR Advance.
“Majority Lenders” means Lenders holding at least [PERCENTAGE REDACTED] of the Commitments under the Credit Facilities or if to be determined with respect to any Credit Facility, Lenders holding at least [PERCENTAGE REDACTED] of the Commitments under such Credit Facility, as applicable; provided that (i) if at any time there are three or more Lenders hereunder, a minimum of three Lenders shall be financial institutions and not Commodity Suppliers for the physical supply of natural gas or electricity to the Obligors; and (ii) if at any time there are only two Lenders hereunder, “Majority Lenders” means both such Lenders or if to be determined with respect to any Credit Facility and at any time there are only two Lenders under that Credit Facility, “Majority Lenders” means both such Lenders.  For greater certainty: (x) Lenders who are affiliated shall be considered one Lender for the purposes of calculating “Majority Lenders” hereunder and (y) Obligations owing to Lender Hedge Providers shall be excluded from such determination.
“Material Adverse Effect” means (a) a material adverse effect on the business, operations, properties, assets, or condition (financial or otherwise) of all Obligors on a consolidated basis; (b) an adverse effect on the legality, validity or enforceability of any of the Credit Documents which could reasonably be considered material having regard to the Credit Documents considered as a whole, including the validity, enforceability, perfection or priority of any Encumbrance created under any of the Security; (c) a material adverse effect on the right, entitlement or ability of the Obligors as a whole, to pay or perform any of its debts, liabilities or obligations under any of the Credit Documents; or (d) a material adverse effect on the right, entitlement or ability of the Agent or the Lenders to enforce their rights or remedies under any of the Credit Documents.

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“Material Contracts” means, collectively, (i) all material LDC Agreements; (ii) all Supplier Contracts, excluding (A) those Supplier Contracts that are immaterial (provided that the supply under Supplier Contracts excluded in this subparagraph (A) does not exceed, in the aggregate, 10% of the total supply under all Supplier Contracts) and (B) Supplier Contracts entered into by an Unrestricted Subsidiary; and (iii) any other agreement entered into by an Obligor which:
(a)	if not complied with or terminated, could reasonably be expected to have a Material Adverse Effect; or
(b)	is necessary for the business of an Obligor and not replaceable in the commercial marketplace on commercially reasonable terms.
“Material Licences” means, collectively, each licence, permit or approval issued by any Governmental Authority, or any applicable stock exchange or securities commission, to any Obligor, the breach or default of which could reasonably be expected to result in a Material Adverse Effect.
“Maturity Date” means the earliest to occur of the following: (i) September 1, 2018; (ii) the Early Maturity Date; and (iii) the date on which any Credit Facility is terminated pursuant to Section 11.02.
“Maximum Facility Amount” means either (a) as of the Effective Date, $342,500,000, or (b) the amount up to $350,000,000 committed to by the Lenders from time to time in accordance with Section 2.04, in each case, as such amount may be reduced pursuant to Article 6 from time to time.
“Modified Consolidated Basis” means the consolidated financial position or results of JustEnergy, the Borrowers and the Restricted Subsidiaries, as determined in accordance with GAAP.
“Moody’s” means Moody’s Investors Service, Inc. and its successors.
“NBC Letter of Credit” means the Letter of Credit issued as credit support in respect of the Equity Hedge dated February 29, 2012 between National Bank of Canada and JustEnergy with respect to 2,500,000 common shares of JustEnergy, as the same may be amended, extended, replaced or modified from time to time.
“NCIB (Debt)” means the normal course issuer bid by JustEnergy in accordance with Applicable Law in relation to (a) the $330 Million Convertible Subordinated Debentures and (b) the $100 Million Convertible Subordinated Debentures.
“NCIB (Equity)” means the normal course issuer bid by JustEnergy in accordance with Applicable Law in relation to its common shares.

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“NCIBs” means, collectively, the NCIB (Debt) and the NCIB (Equity).
“Net Gross Margin After Tax” means the projected gross margin of Eligible Customer Contracts, net of projected administration costs and taxes.
“Non-Arm’s Length” and similar phrases have the meaning attributed thereto for the purposes of the Income Tax Act (Canada); and “Arm’s Length” will have the opposite of such meaning.
“Non BA Lender” means any Lender which is not a BA Lender.
“Non-Funding Lender” means any Lender (i) that has failed to fund any payment or Advances required to be made by it hereunder or to purchase all participations required to be purchased by it hereunder and under the Credit Documents, or (ii) that has given verbal or written notice to the Borrowers, the Agent or any Lender or has otherwise publicly announced that it believes that it will be unable to fund advances under credit arrangements to which it is a party, or (iii) with respect to which one or more Lender-Related Distress Events has occurred, or (iv) with respect to which the Agent has knowledge that such Lender has defaulted in fulfilling its obligations (whether as an agent, lender or letter of credit issuer) under one or more other syndicated credit facilities, or (v) with respect to which the Agent has concluded, acting reasonably, and has advised the Lenders in writing that it is of the view that, there is a reasonable chance that such Lender shall become a “Non-Funding Lender” pursuant to any of (i), (ii) or (iii) above and that such Lender has been deemed a “Non-Funding Lender”.
“Obligations” means, with respect to any Obligor, all of its present and future indebtedness, liabilities and obligations of any and every kind, nature or description whatsoever (whether direct or indirect, joint or several or joint and several, absolute or contingent, matured or unmatured, in any currency and whether as principal debtor, guarantor, surety or otherwise, including without limitation any interest that accrues thereon after or would accrue thereon but for the commencement of any case, proceeding or other action, whether voluntary or involuntary, relating to the bankruptcy, insolvency or reorganization whether or not allowed or allowable as a claim in any such case, proceeding or other action) to each of the Agent, the Lenders, the Lender Hedge Providers and each of them under, in connection with, relating to or with respect to each of the Credit Documents, and any unpaid balance thereof; provided, however, that, with respect to any Guarantor, Obligations guaranteed by such Guarantor shall exclude all Excluded Swap Obligations.
“Obligors” means, collectively, the Borrowers and the Guarantors and each of their respective successors and assigns and “Obligor” means any one of them.
“OFAC” means The Office of Foreign Assets Control of the US Department of Treasury.
“OFAC Event” has the meaning set forth in Section 8.01(42).
“Operating Budget” means (i) the annual operating budget of JustEnergy in substantially the form attached hereto as Schedule L, consisting of a statement of cash available for distribution and a cash flow forecast and (ii) forecasted calculations in respect of each Fiscal Quarter for the purposes of (A) the financial covenants in Section 9.02 and (B) Section 9.05(4) (and which, for greater certainty, shall include in respect of all Unrestricted Subsidiaries of JustEnergy only separate select information concerning the RCE’s and Gross Margin (as if such definition applied to Unrestricted Subsidiaries mutatis mutandis) of such Unrestricted Subsidiaries calculated on an annual basis).

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“Organizational Documents” means, with respect to any Person, such Person’s articles or other charter documents, by-laws, unanimous shareholder agreement, partnership agreement, joint venture agreement, operating agreement, limited liability company agreement or trust agreement, as applicable, and any and all other similar agreements, documents and instruments relative to such Person, setting forth the manner of election or duties of the directors, officers or managing members of such Person or the designation, amount or relative rights, limitations and preferences of any equity interests of such Person.
“Original Closing Date” means November 1, 2004.
“Other Connection Taxes” means, with respect to any recipient, Taxes imposed as a result of a former or present connection between such recipient and the jurisdiction imposing the Tax (other than connections arising from such recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Credit Document, or sold or assigned an interest in any Advance or Credit Document).
“Patriot Act” has the meaning set forth in Section 8.01(44).
“PB Plan” means the Performance Bonus Plan under which employees and sales representatives are awarded securities of JustEnergy as bonuses, as amended or replaced from time to time.
“Pending Event of Default” means an event which, but for the requirement for the giving of notice, lapse of time, or both, or but for the satisfaction of any other condition subsequent to such event, would constitute an “Event of Default”.
“Permitted Acquisitions” means an Acquisition by an Obligor (and, for the avoidance of doubt, not by an Unrestricted Subsidiary), whether by way of share purchase or asset purchase or other form of transaction, of any operating business that carries on the Business or any part thereof or of any assets used in the Business and where:
(a)
all equity interests acquired in connection with such acquisition are pledged to the Collateral Agent (other than, for greater certainty, any equity interest acquired in any Person that is designated as an Unrestricted Subsidiary in accordance with the terms of this Agreement), and in the case of inter-corporate debt, such inter-corporate debt is subordinated and postponed to the Obligations;

(b)
if such Acquisition is by way of an Acquisition of capital stock or equity of a Person, then either (i) the applicable Obligor acquires 100% of all of the issued and outstanding capital stock or other equity of such Person and 100% of all the Debt (other than Permitted Debt and any intercompany debt of the Person being acquired) of such Person or (ii) the applicable Obligor acquires less than 100% of all of the issued and outstanding capital stock or other equity of such Person; provided that the Person acquired is designated as an Unrestricted Subsidiary on Acquisition;

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(c)
after giving effect to such Acquisition, all representations and warranties contained in Section 8.01 of this Agreement will be true and correct as of the date of such Acquisition with the same force and effect as if such representations and warranties had been made on and as of such date (unless they were made as of a specific date) and each Borrower will be in compliance with all covenants (including all financial covenants set out in Section 9.02 and Section 9.05(4)) contained in this Agreement and no Pending Event of Default or Event of Default has occurred that is continuing at such time or will occur because of such Acquisition;

(d)	on or prior to closing the Acquisition, the Canadian Borrower has provided an officers’ certificate as to compliance with the foregoing;
(e)
if consideration for such Acquisition (whether by cash, assumed debt or otherwise) paid for such Acquisition together with all such consideration paid for Acquisitions in the same Fiscal Year exceeds [AMOUNT REDACTED] in the aggregate, the Majority Lenders have provided their prior written consent to such Acquisition; and

(f)
the aggregate amount of consideration for Acquisitions where less than 100% of the issued and outstanding capital stock or other equity of a Person is being acquired by an Obligor shall not, together with the amount of equity investments permitted under subsection 9.04(5)(g), exceed (i) [AMOUNT REDACTED] in the aggregate in any Fiscal Year and (ii) [AMOUNT REDACTED] in the aggregate during the term of this Agreement.

“Permitted Asset Dispositions” means Dispositions by an Obligor of:
(a)	tangible personal property in the normal course of its Business for fair market value and on customary trade terms;
(b)
tangible personal property other than pursuant to clauses (a) or (c) hereof where the value of all such Property Disposed in any Fiscal Year pursuant to this clause (b) does not exceed in the aggregate [AMOUNT REDACTED];

(c)	tangible or intangible personal property to any other Obligor;
(d)	Billed Accounts Receivable and Sold Unbilled Accounts Receivable under the Customer Contracts to LDCs in accordance with the LDC Agreements; or
(e)
intangible personal property, other than pursuant to clauses (c) and (d) hereof, in the normal course of its business for fair market value where the value of all such intangible property disposed in any Fiscal Year by all Obligors does not exceed [AMOUNT REDACTED] in the aggregate.

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“Permitted Debt” means:
(a)	Debt under this Agreement;
(b)	Hedges permitted hereunder;
(c)	Debt in respect of Purchase Money Security Interests and Capital Leases in an outstanding amount not to exceed [AMOUNT REDACTED] in the aggregate for all Obligors;
(d)	Existing Intercompany Debt;
(e)	Future Intercompany Debt;
(f)	Permitted Unrestricted Subsidiary Debt;
(g)	Subordinated Debt;
(h)	Convertible Subordinated Debentures;
(i)	guarantees of any Debt (other than Convertible Subordinated Debentures) otherwise permitted hereunder;
(j)
Debt under (i) Canadian Dollar corporate credit cards of the Obligors provided that the amount of all such Debt at no time exceeds [AMOUNT REDACTED] in the aggregate for all Obligors and (ii) US Dollar corporate credit cards of the Obligors provided that the amount of all such Debt at no time exceeds [AMOUNT REDACTED] in the aggregate for all Obligors;

(k)	Debt acquired or assumed in connection with Permitted Acquisitions;
(l)	High Yield Debt;
(m)	Debt consented to in writing by the Majority Lenders from time to time;
(n)	UK Convertible Bonds; and
(o)	EDC Indemnity.
“Permitted Distributions” means:
(a)	Distributions from one Obligor to another Obligor;
(b)	Distributions by way of issuance of common shares or preferred shares of JustEnergy to the public (including, for greater certainty, by way of private placement);

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(c)	dividends paid by JustEnergy on the common shares or preferred shares of JustEnergy; provided that the amount of such dividend shall not exceed C$0.50 per common share per annum;
(d)	cash interest payments on the Convertible Subordinated Debentures;
(e)	cash interest payments on High Yield Debt;
(f)	non-cash distributions of Share Based Compensation;
(g)	distributions paid in cash under the Restricted Share Grant Plan, the PB Plan or under the Deferred Compensation Plan;
(h)	repurchases of shares pursuant to the NCIB (Equity);
(i)	repurchases of Convertible Subordinated Debentures pursuant to the NCIB (Debt);
(j)	cash interest payments on the UK Convertible Bonds; and
(k)	permanent repayments of the principal amount of the $330 Million Convertible Debentures, the $100 Million Convertible Debentures, the $160 Million Convertible Debentures or the UK Convertible Bonds.
“Permitted Encumbrances” means, with respect to any Person, the following:
(a)
Encumbrances for Taxes not yet due or for which instalments have been paid based on reasonable estimates pending final assessments, or if due, they are not yet delinquent or the validity of which is being contested diligently and in good faith by appropriate proceedings by that Person for which reasonable reserves under GAAP are maintained;

(b)
Encumbrances in respect of  claims for unpaid wages, vacation pay, worker’s compensation, unemployment insurance premiums, pension plan contributions, employee or non-resident withholding tax source deductions, realty taxes (including utility charges and business taxes which are collectable like realty taxes), unremitted goods and services taxes, provincial sales taxes, customs duties or similar statutory obligations secured by an Encumbrance on any Obligor’s assets ranking prior to or pari passu with the Security, but only if the obligations secured by such Encumbrances are paid before they become delinquent or they are being contested diligently and in good faith by appropriate proceedings by that Person for which reasonable reserves under GAAP are maintained;

(c)
undetermined or inchoate liens, rights of distress and charges incidental to current operations which relate to obligations not yet due, or if due, they are not yet delinquent or the validity of which is being contested diligently and in good faith by appropriate proceedings by that Person or they do not exceed [AMOUNT REDACTED] in the aggregate;

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(d)
the Encumbrance resulting from the deposit of cash or securities in connection with contracts, tenders or expropriation proceedings, or to secure workmen’s compensation, unemployment insurance, letters of credit, surety or appeal bonds, or costs of litigation when required by law in any case not to exceed [AMOUNT REDACTED] or the Equivalent Amount in US$ in aggregate outstanding at any time, liens and claims incidental to current construction, mechanics’, warehousemen’s, landlords’, carriers’, surety bonds and other similar liens, and public, statutory and other like obligations incurred in the ordinary course of business;

(e)	the Encumbrance created by a judgment of a court of competent jurisdiction, so long as the same does not result in an Event of Default;
(f)
Encumbrances on real property which consist of (i) reservations, limitations, provisos and conditions expressed in the original grant from the Crown, (ii) any general qualifications to title imposed under the land registry system in which any real property is situate, (iii) any encroachments, variations in description or by-law infractions which might be revealed by an up-to-date survey of the real property, (iv) any agreement with a municipality with respect to the development of the buildings, fixtures and improvements on the real property, (v) restrictions or restrictive covenants disclosed by registered title, (vi) any easement or right-of-way disclosed by registered title and (vii) any easement for the supply of utilities to the real property;

(g)
liens arising solely by virtue of any statutory or common law provision relating to banker’s liens, rights of combination of accounts or similar rights in the ordinary course of conducting day-to-day banking business in relation to deposit accounts (including segregated deposit accounts for Customers if required by Applicable Law) or other funds maintained with a financial institution;

(h)	the Security;
(i)
Purchase Money Security Interests and Capital Leases, provided that the aggregate outstanding amount of Debt secured thereby or arising thereunder does not exceed [AMOUNT REDACTED] or the Equivalent Amount in US$ at any time;

(j)	security securing Existing Intercompany Debt or Future Intercompany Debt if required pursuant to Section 10.02;
(k)
any Encumbrance granted by any Obligor to LDCs in respect of Billed Accounts Receivable under the Customer Contracts that have been sold to LDCs and for which LDCs are obligated to pay for following such sale in accordance with Collection Service Agreements as permitted by Section 9.04(1);

(l)
any Encumbrance granted by any Obligor to LDCs in respect of Sold Unbilled Accounts Receivable under the Customer Contracts that have been sold to LDCs and for which LDCs are obligated to pay for following such sale in accordance with Collection Service Agreements as permitted by Section 9.04(1);

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(m)
any Encumbrance granted by any Obligor to LDCs in respect of Unbilled Accounts Receivable in accordance with Collection Service Agreements, provided that the aggregate value of such Unbilled Accounts Receivable Encumbered at any time shall not exceed [AMOUNT REDACTED];

(n)
any Encumbrance granted by any Obligor to LDCs in respect of Cash Security Deposits in accordance with Collection Service Agreements, provided that the aggregate value of such Cash Security Deposits Encumbered at any time shall not exceed [AMOUNT REDACTED];

(o)
any Encumbrance granted by an Obligor to an LDC in respect of natural gas in storage with such LDC if required by such LDC or the tariff applicable to such LDC; provided that the aggregate volume of such natural gas in storage so Encumbered shall not at any time exceed 10% of the aggregate volume of all such natural gas in storage;

(p)	Encumbrances over Credit Card Payment Accounts to secure obligations of certain Obligors to certain deposit banks pursuant to merchant services agreements;
(q)	Encumbrances securing High Yield Debt provided that all consents required under the Intercreditor Agreement have been obtained;
(r)
Encumbrances over any and all cash, monies and interest bearing instruments delivered to, deposited with or held by an exchange for natural gas and any rights to payment or performance owing from an exchange for natural gas including, without limitation, accounts payable owed by the exchange to an Obligor to the extent that such proceeds are to be used as security for future transactions and all proceeds of any of the foregoing, provided that the aggregate value of such Encumbrances at any time shall not exceed [AMOUNT REDACTED]; and

(s)	such other Encumbrances as agreed to in writing by the Lenders in accordance with this Agreement.
“Permitted Unrestricted Subsidiary Debt” means Debt owing by the Obligors to Unrestricted Subsidiaries in an amount not to exceed [AMOUNT REDACTED] in the aggregate at any time; provided that such Debt is subordinated and postponed to the Obligations pursuant to the terms of a Subordination Agreement.
“Person” is to be broadly interpreted and will include an individual, a corporation, a limited liability company, an unlimited liability company, a partnership, a trust, an incorporated organization, a joint venture, financial institution, the government of a country or any political subdivision of a country, or an agency or department of any such government, any other Governmental Authority and the executors, administrators or other legal representatives of an individual in such capacity.

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“Pledged Securities” means all of the issued and outstanding equity (whether in the form of shares in capital stock, partnership interests, trust units or otherwise) held by any Obligor in any other Obligor and all Future Intercompany Equity.
“Pound Sterling” means the lawful money of the United Kingdom.
“Prime Rate” means a fluctuating rate of interest per annum, expressed on the basis of a year of 365 or 366 days, as applicable, which is equal at all times to the greater of (a) the reference rate of interest (however designated) of the Agent for determining interest chargeable by it on Canadian Dollar commercial loans made in Canada; and (b) [PERCENTAGE REDACTED] above CDOR from time to time for one month Canadian Dollar bankers’ acceptances.
“Prime Rate Advance” means an Advance in or a Conversion into Canadian Dollars made by the Lenders to the Canadian Borrower with respect to which the Canadian Borrower has specified that interest is to be calculated by reference to the Prime Rate.
“Prime Rate Margin” means, for any period, the applicable percentage rate per annum applicable to that period as indicated below the reference to “Prime Rate Advance” in the definition of “Applicable Margin”, as adjusted pursuant to the definition of “Applicable Margin”.
“Property” means, with respect to any Person, all or any portion of its undertaking, property and assets, both real and personal, including, for greater certainty, (i) any share in the capital of a corporation or ownership interest in any other Person and (ii) its interest under all Supplier Contracts, LDC Agreements and related permits.
“Proportionate Share” means in respect of each Lender from time to time, (a) with respect to a Credit Facility or each Credit Facility, the percentage of such Credit Facility or of each of the Credit Facilities, as the case may be, which a Lender has agreed to advance to the Borrowers, determined by dividing the Lender’s Commitment in respect of such Credit Facility or of each of the Credit Facilities, as the case may be, by the aggregate of all of the Lenders’ Commitments with respect to such Credit Facility or each of the Credit Facilities, (b) with respect to an Advance, means such percentage of the Credit Facility (determined in accordance with paragraph (a) above, less the amount of the Canadian Swingline Facility and the US Swingline Facility) under which such Advance is made, and (c) with respect to the Obligations, pro rata in accordance with the aggregate unpaid amount of the Obligations owed to such Lender.
“Purchase Money Security Interest” means an Encumbrance created or assumed by an Obligor securing Debt incurred to finance the unpaid acquisition price (including any installation costs or costs of construction) of Property provided that (a) such Encumbrance is created substantially concurrently with the acquisition of such Property, (b) such Encumbrance does not at any time encumber any Property other than the Property and the proceeds thereof financed or refinanced (to the extent the principal amount is not increased) by such Debt, (c) the amount of Debt secured thereby is not increased subsequent to such acquisition, and (d) the principal amount of Debt secured by any such Encumbrance at no time exceeds 100% of the original purchase price of such Property at the time it was acquired, installed or constructed and for the purposes of this definition the term “acquisition” will include a Capital Lease and the term “acquire” will have a corresponding meaning.

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“Qualified ECP Guarantor” means, in respect of any Swap Obligation, each Obligor that has total assets exceeding $10,000,000 at the time the relevant Guarantee or grant of the relevant security interest becomes effective with respect to such Swap Obligation or such other person as constitutes an “eligible contract participant” under the Commodity Exchange Act or any regulations promulgated thereunder and can cause another person to qualify as an “eligible contract participant” at such time by entering into a keepwell under Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.
“RCE” means a residential customer equivalent which is a unit of measurement to a customer using, as regards natural gas, 2,815 m3 (or 106 GJ’s) of natural gas on an annual basis and, as regards electricity, 10,000 kWh of electricity on an annual basis, which represents respectively the approximate amount of gas and electricity used by a typical household.
“Receiving Lender” has the meaning set forth in Section 13.12.
“Register” has the meaning set forth in Section 15.02(3).
“Release” means a “release”, as such term is defined in CERCLA.
“Relevant Jurisdiction” means, from time to time, with respect to a Person that is granting Security hereunder, any province or territory of Canada, any state of the United States or the District of Columbia, or any other country or political subdivision thereof, in which such Person has its jurisdiction of formation, chief executive office or chief place of business or has tangible Property (other than vehicles) and, for greater certainty, at the Effective Date includes the jurisdictions set forth in Schedule 8.01(19).
“Relevant Quarter” has the meaning set forth in the definition of Applicable Margin.
“Repayment Notice” means the notice substantially in the form annexed hereto as Schedule C.
“Requirements of Environmental Law” means all requirements of the common law or of statutes, regulations, by-laws, ordinances, treaties, judgments and decrees, and (to the extent that they have the force of law) rules, policies, guidelines, orders, approvals, notices, permits, directives, and the like, of any federal, territorial, provincial, state, regional, municipal or local judicial, regulatory or administrative agency, board or governmental authority in Canada, the United States and any other jurisdiction in which any Obligor has operations or assets relating to environmental or occupational health and safety matters (as they relate to exposure to a Hazardous Substance) and the assets and undertaking of any Obligor and the intended uses thereof in connection with such matters, including but not limited to, all such requirements relating to:  (a) the protection, preservation or remediation of the natural environment (the air, land, surface water or groundwater); (b) solid, gaseous or liquid waste generation, handling, treatment, storage, disposal or transportation; (c) consumer, occupational or public safety and health (as they relate to exposure to a Hazardous Substance); and (d) Hazardous Substances or conditions (matters that are prohibited, controlled or otherwise regulated, such as contaminants, pollutants, toxic substances, dangerous goods, wastes, hazardous wastes, liquid industrial wastes, hazardous materials, petroleum and other materials such as urea formaldehyde and polyurethane foam insulation, asbestos or asbestos-containing materials, polychlorinated biphenyls (PCBs) or PCB contaminated fluids or equipment, lead based paint, explosives, radioactive substances, petroleum and associated products, above ground and underground storage tanks or surface impoundments).

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“Requirements of Law” means, as to any Person, any Applicable Law, or determination of a Governmental Authority having the force of law, in each case applicable to or binding upon such Person or any of its business or Property or to which such Person or any of its business or Property is subject.
“Residential Customer” means a Customer with annual consumption of 15 RCEs or less.
“Restricted Share Grant Plan” means the 2010 restricted share grant plan pursuant to which restricted common shares of JustEnergy are granted to senior officers and service providers to JustEnergy and to senior officers of JustEnergy’s Subsidiaries and Affiliates, as supplemented, amended or restated from time to time.
“Restricted Subsidiary” means each direct or indirect Subsidiary of JustEnergy that is not an Unrestricted Subsidiary and for greater certainty, includes the Obligors (but for greater certainty does not include JustEnergy).
“Restricted Subsidiary Subordination Agreement” means the second amended and restated subordination and postponement of inter-corporate debt agreement dated as of October 2, 2013 between the Obligors and the Collateral Agent, whereby the Obligors subordinate and postpone certain Debt of the Obligors including (i) any Existing Intercompany Debt; and (ii) any Future Intercompany Debt, to Senior Debt (as defined therein), as such agreement may be supplemented, amended or restated from time to time.
“Revolving Facilities” means the Canadian Revolving Facility and the US Revolving Facility collectively and “Revolving Facility” means either one of them.
“Revolving Period” means the period starting on the Effective Date and extending to the earlier of the Maturity Date and the date on which the Credit Facilities are terminated pursuant to Section 11.02.
“Rollover” means a rollover of a maturing Bankers’ Acceptance into a new Bankers’ Acceptance or BA Equivalent Note, as applicable, or the rollover of a maturing LIBOR Advance into a new LIBOR Advance.
“Rollover Date” means the date of commencement of a new Interest Period applicable to a Bankers’ Acceptance, BA Equivalent Note or a LIBOR Advance that is being rolled over.
“Rollover Notice” means the Notice of Request for Advance substantially in the form annexed hereto as Schedule B to be given to the Agent by the Canadian Borrower in connection with the Rollover of a Bankers’ Acceptance, BA Equivalent Note or a LIBOR Advance or by the US Borrower to the Agent in connection with the Rollover of a LIBOR Advance.
“Sanctioned Person” means a person named on the list of Specially Designated Nationals maintained by OFAC.

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“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc. and its successors.
“Schedule I Lenders” means a bank which is chartered under the Bank Act (Canada) and named in Schedule I thereto.
“Security” means (i) all security held from time to time by the Collateral Agent on behalf of the Agent, the Lenders, and the Lender Hedge Providers and other Persons party to the Intercreditor Agreement, securing or intended to secure directly or indirectly, among other things, repayment of the Obligations and includes all security described in Article 10 and all supplements, amendments, restatements or replacements of such security and (ii) all guarantees held from time to time by or on behalf of the Lenders or the Agent on behalf of the Lenders and the Lender Hedge Providers, guaranteeing the Obligations and includes all guarantees described in Article 10 and all supplements, amendments, restatements, replacements of such guarantees.
“Security Documents” means the documents evidencing the Security, including, without limitation, the documents referred to in Article 10, in each case, as may be amended, restated, modified, supplemented or replaced from time to time.
“Senior Debt” means Total Debt minus (i) High Yield Debt and (ii) UK Convertible Bonds, all as determined on a Modified Consolidated Basis in accordance with GAAP.
“Senior Debt to EBITDA Ratio” means, for any Four Quarter Period, the ratio of Senior Debt as at the last day of the applicable Four Quarter Period to EBITDA in respect of such Four Quarter Period.
“Share Based Compensation” means compensation paid by JustEnergy  to the directors, officers, full-time employees and service providers of JustEnergy and JustEnergy’s Subsidiaries and Affiliates in the form of common shares pursuant to the Share Option Plan, the Restricted Share Grant Plan, the PB Plan or the Deferred Compensation Plan.
“Share Option Plan” means the share option plan pursuant to which common shares of JustEnergy are granted to directors, officers and full-time employees of and service providers to JustEnergy and its Subsidiaries and Affiliates, as supplemented, amended or restated from time to time.
“Shell Energy” means Shell Energy North America (Canada) Inc., formerly Coral Energy Canada Inc.
“Shell Energy Security” means the security granted by JEC in favour of Shell Energy pursuant to (i) an amended and restated security agreement dated as of October 29, 2004 between JEC and Shell Energy, as supplemented, amended or restated from time to time and (ii) a security agreement dated April 5, 2002 between Ontario Savings Electric Corporation (a predecessor of JEC), each as assigned by JEC to the Canadian Borrower pursuant to the JEC Assignment Agreement or otherwise, and as assigned by Shell Energy to the Collateral Agent pursuant to an assignment and assumption agreement dated as of November 1, 2004, as assumed by JustEnergy pursuant to the Arrangement Agreement, and as further supplemented, amended or restated from time to time.

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“Sold Unbilled Accounts Receivable” means all present and future amounts that have not yet been billed to a Customer in respect of gas, electricity or JustGreen Products that has been delivered to such Customer pursuant to a Customer Contract and which have been assigned or sold to an LDC concurrently with the delivery of such gas, electricity or JustGreen Products and which are subject to a Collection Service Agreement.
“Specified Canadian Pension Plan” means any Canadian Pension Plan which contains a “defined benefit provision”, as defined in subsection 147.1(1) of the Income Tax Act (Canada).
“Subordinated Debt” means, with respect to any Person, at any time, indebtedness for borrowed money which is subordinated and postponed to the Obligations pursuant to a subordination and postponement agreement or otherwise, all in a form and on terms and conditions satisfactory to all of the Lenders in their absolute discretion.
“Subordination Agreement” means any subordination and postponement agreement substantially in the form attached hereto as Schedule N, as such agreement may be supplemented, amended or restated from time to time.
“Subsidiary” means, at any time, as to any Person, any other Person, if at such time the first mentioned Person owns, directly or indirectly, securities or other ownership interests in such other Person having ordinary voting power to elect a majority of the board of directors or persons performing similar functions for such other Person, and will include any other Person in like relationship to a Subsidiary of such first mentioned Person.
“Supplier Contracts” means contracts between any Obligor and a supplier of natural gas, electricity or JustGreen Products, including, without limitation, the natural gas sales agreement dated as of October 15, 1998 between JEC and Shell Energy, as amended by amending agreements dated as of September 26, 2001 and January 15, 2004 between the Canadian Borrower and Shell Energy, and as assigned to the Canadian Borrower pursuant to the JEC Assignment Agreement, as supplemented, amended or restated from time to time in accordance with the terms of this Agreement.
“Supply Commitments” means, at any time, the amount of natural gas, electricity or JustGreen Products anticipated to be deliverable by the Obligors to Customers under (i) committed existing Customer Contracts; (ii) supplied but not flowing renewals of expiring Customer Contracts; and (iii) supplied but not flowing new Customer Contracts.
“Swap Obligation” means, with respect to any Guarantor, any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of Section 1a(47) of the Commodity Exchange Act.
“Take-Over Bid” means either (a) an offer to acquire outstanding publicly-held voting or equity securities of a class of a Person where the securities that are the subject of such offer, together with the offeror’s securities, constitute at least 20% of the outstanding securities of that class of securities on the date the offer is made, or (b) any other event which is a take-over bid within the meaning attributed to such term by any law, treaty, rule, regulation, or requirement of any stock exchange or securities commission, or determination of any arbitrator, court, stock exchange, securities commission or other Governmental Authority, in each case, applicable to or binding on any Borrower.

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“Tax” or “Taxes” means all taxes, charges, fees, levies, imposts and other assessments, including all income, sales, use, goods and services, value added, capital, capital gains, alternative, net worth, transfer, profits, withholding, payroll, employer health, excise, franchise, real property and personal property taxes, and any other taxes, customs duties, fees, assessments, royalties, duties, deductions, compulsory loans or similar charges in the nature of a tax, including Canada Pension Plan and provincial pension plan contributions, employment insurance payments and workers compensation premiums, together with any instalments, and any interest, fines and penalties, imposed by any Governmental Authority (including federal, state, provincial, municipal and foreign Governmental Authorities) in respect thereof, whether disputed or not.
“Threshold Amount” means, at any time, an Aggregate Swap Exposure equal to [AMOUNT REDACTED].
“Total Debt” means all Debt of the Borrowers but, for the avoidance of doubt, excludes (i) Debt arising under Hedges, (ii) the principal amount outstanding of all Existing Intercompany Debt, Future Intercompany Debt and Permitted Unrestricted Subsidiary Debt, (iii) Debt arising under Convertible Subordinated Debentures, and (iv) Debt arising under the EDC Indemnity, all as determined on a Modified Consolidated Basis in accordance with GAAP.
“Total Debt to EBITDA Ratio” means, for any Four Quarter Period, the ratio of Total Debt as at the last day of the applicable Four Quarter Period to EBITDA in respect of such Four Quarter Period.
“Total Interest Expense” of the Borrowers means, for any period and on a Modified Consolidated Basis, without duplication, the aggregate amount of interest and other financing charges accrued or actually paid by the Borrowers, during such period with respect to Debt including interest, discount and financing fees, commissions, discounts, the interest or time value of money component of costs related to factoring or securitizing receivables or monetizing inventory and other fees and charges payable with respect to letters of credit, letters of guarantee and bankers’ acceptance financing, standby fees and the interest component of Capital Leases, all as determined in accordance with GAAP.
“Transportation Agreements” means, collectively, the transportation agreements entered into between the Obligors and LDCs (or entered into between JEC and LDCs and assigned to the Canadian Borrower pursuant to the JEC Assignment Agreement) providing for the delivery of gas provided by an Obligor to its Customers and related matters, as supplemented, amended or restated from time to time in accordance with the terms of this Agreement.
“UK Convertible Bonds” means up to US$150,000,000 aggregate principal amount of 6.5% convertible unsecured subordinated bonds of JustEnergy maturing July 29, 2019 issued on January 29, 2014 pursuant to the UK Trust Deed, with characteristics that include, but are not limited to:
(a)
the obligations under, pursuant or relating to the UK Convertible Bonds and the UK Trust Deed shall be unsecured obligations of JustEnergy, shall be subordinated to the Obligations pursuant to a subordination agreement in form and substance satisfactory to all of the Lenders, and no Obligor shall have provided a guarantee or any Financial Assistance in respect of any of such obligations;

ARTICLE 1

(b)	the final maturity or due date in respect of repayment of principal of the UK Convertible Bonds is not prior to the Maturity Date;
(c)
no scheduled or mandatory payments or repurchases of principal thereunder (other than as a result of (i) acceleration following an event of default, (ii) a Change of Control, (iii) illegality or (iv) imposition of non-resident withholding taxes) prior to the Maturity Date;

(d)
upon and during the continuance of any Event of Default or acceleration of the time for payment of any of the Obligations, (i) all amounts payable by JustEnergy in respect of principal, premium (if any), interest or other obligations under, pursuant or relating to the UK Convertible Bonds are subordinate and junior in right of payment to all the Obligations and (ii) no enforcement steps or proceedings may be commenced in respect of the UK Convertible Bonds;

(e)
upon any distribution of the assets of JustEnergy on any dissolution, winding up, total liquidation or reorganization of such person (whether in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or any other marshalling of the assets and liabilities of JustEnergy, or otherwise), all Obligations shall first be paid in cash, or provisions made for such payment, before any payment by JustEnergy is made on account of principal, premium (if any), interest or other obligations payable in regard to the UK Convertible Bonds;

(f)
a Pending Event of Default, Event of Default or acceleration of the time for repayment of any of the Obligations, hereunder or under any other Credit Document or document delivered pursuant thereto shall not:

(i)	cause a default or event of default under the UK Convertible Bonds or the UK Trust Deed; or
(ii)	cause or permit the obligations under, pursuant or relating to the UK Convertible Bonds to be due and payable prior to the stated maturity thereof;
(g)
payments of principal due and payable under, pursuant or relating to the UK Convertible Bonds can be satisfied, at the option of JustEnergy, by issuing and delivering common shares in the capital of JustEnergy in accordance with the UK Trust Deed; provided that, on the final maturity date of the UK Convertible Bonds, JustEnergy may be required to make an additional cash payment to holders of UK Convertible Bonds in accordance with the terms of the UK Trust Deed; and

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(h)
payments of interest due and payable under, pursuant or relating to the UK Convertible Bonds can be satisfied, at the option of JustEnergy, by payment of the proceeds of the issue and sale of common shares in the capital of JustEnergy whereby the UK Trust Deed Trustee under the UK Trust Deed:

(i)	accepts delivery from JustEnergy of such common shares;
(ii)	consummate sales of such common shares as JustEnergy shall direct in its absolute discretion; and
(iii)	uses the proceeds received from such sale of common shares to satisfy such interest payments.
“UK Trust Deed” means the trust deed dated as of January 29, 2014 between JustEnergy, the UK Trust Deed Trustee and Elavon Financial Services Limited, UK Branch, pursuant to which the UK Convertible Bonds were issued, as such agreement may be supplemented, amended or restated from time to time in accordance with the terms of this Agreement.
“UK Trust Deed Trustee” means U.S. Bank Trustees Limited and any successor in its capacity as such.
“Unbilled Accounts Receivable” means all present and future amounts in respect of gas or electricity or JustGreen Products that have been delivered to a Customer pursuant to a Customer Contract, and that have not yet been billed to such Customer or assigned or sold to an LDC pursuant to a Collection Service Agreement, and which, for greater certainty, remain an asset of an Obligor.
“United States Dollars”, “US Dollars” and “US$” means the lawful money of the United States of America.
“Unrestricted Subsidiaries” means a direct or indirect Subsidiary of JustEnergy that has been designated as such by the Borrowers pursuant to Section 9.05(5).
“US Assignment Agreement” means an assignment agreement substantially in the form of Schedule F to this Agreement.
“US Base Rate” means a fluctuating rate of interest per annum, expressed on the basis of a year of 365 days or 366 days, as applicable, which is equal at all times to the greater of (a) the reference rate of interest (however designated) of the Agent for determining interest chargeable by it on United States Dollar commercial loans in Canada and (b) the sum of (i) the Federal Funds Effective Rate and (ii)  [PERCENTAGE REDACTED] per annum.
“US Base Rate Advance” means an Advance in, or Conversion into United States Dollars made by the Lenders to the Canadian Borrower with respect to which the Canadian Borrower has specified that interest is to be calculated by a reference to US Base Rate.

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“US Base Rate Margin” means, for any period, the applicable percentage rate per annum applicable to that period as indicated below the reference to “US Base Rate Advance” in the definition of “Applicable Margin”, as adjusted pursuant to the definition of “Applicable Margin”.
“US Borrower” means the US Borrower hereunder, being Just Energy (U.S.) Corp., a Delaware corporation and includes its successors by merger or otherwise.
“US Issuing Lender” means CIBC US, National Bank of Canada – New York Branch and any other US Lenders approved by each of the US Borrower and the Agent, and any successor Lender, in its capacity as such.
“US Lenders” means the Lenders designated as such in Schedule A annexed hereto providing the US Revolving Facility to the US Borrower pursuant to this Agreement.
“US Pension Plan” means a “pension plan”, as such term is defined in Section 3(2) of ERISA, which is subject to Title IV of ERISA (other than a multiemployer plan as defined in Section 4001(a)(3) of ERISA), and to which an Obligor, or any corporation, trade or business that is, along with any other Person, a member of a Controlled Group, may reasonably be expected to have liability, including any liability by reason of having been a substantial employer within the meaning of Section 4063 of ERISA at any time during the preceding five years, or by reason of being deemed to be a contributing sponsor under Section 4069 of ERISA.
“US Prime Rate” means a fluctuating rate of interest per annum, expressed on the basis of a year of 365 days or 366 days, as applicable, which is equal at all times to the greater of (a) the reference rate of interest (however designated) of the Agent for determining interest chargeable by it on United States Dollar commercial loans in the United States and (b) the sum of (i) the Federal Funds Effective Rate and (ii) [PERCENTAGE REDACTED] per annum.
“US Prime Rate Advance” means an Advance or a Conversion of an Advance in United States Dollars made by a US Lender to the US Borrower with respect to which the US Borrower has specified that interest is to be calculated by reference to the US Prime Rate.
“US Prime Rate Margin” means, for any period, the applicable percentage rate per annum applicable to that period as indicated below the reference to “US Prime Rate Advance” in the definition of “Applicable Margin”, as adjusted pursuant to the definition of “Applicable Margin”.
“US Revolver Amount” means the amount set forth in Schedule A hereto as the “Total Commitment” for the US Revolving Facility.
“US Revolving Facility” has the meaning set forth in Section 2.02.
“US Swingline Facility” has the meaning set forth in Section 2.07(1).
“US Swingline Lender” means any US Lender approved by each of the US Borrower and the Agent, in its capacity as such.
“US Swingline Loan” has the meaning set forth in Section 2.07(2).

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“US Welfare Plan” means a “welfare plan”, as such term is defined in Section 3(1) of ERISA.
“Write-Down and Conversion Powers” means, with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule.
“Year-Five Period” means, for any Eligible Customer Contract, at any month end, the twelve month period immediately succeeding the end of the Year-Four Period.
“Year-Four Period” means, for any Eligible Customer Contract, at any month end, the twelve month period immediately succeeding the end of the Year-Three Period.
“Year-One Period” means, for any Eligible Customer Contract, at any month end, the immediately succeeding twelve month period.
“Year-Three Period” means, for any Eligible Customer Contract, at any month end, the twelve month period immediately succeeding the end of the Year-Two Period.
“Year-Two Period” means, for any Eligible Customer Contract, at any month end, the twelve month period immediately succeeding the end of the Year-One Period.
1.02	Headings
The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Agreement.  The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto.  Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Agreement.
1.03	Number
Words importing the singular number only will include the plural and vice versa, words importing the masculine gender will include the feminine and neuter genders and vice versa.
1.04	Accounting Principles
Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any Credit Document, such determination or calculation will, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with GAAP.

ARTICLE 1

1.05	Accounting Practices
All calculations for the purposes of determining compliance with the financial ratios and financial covenants contained in this Agreement will be made on a basis consistent with GAAP in existence as at the date hereof applied on a Modified Consolidated Basis in accordance with GAAP.  In the event of a change in such GAAP which in any material respect changes or results in a change in the method of calculation of, or has an adverse impact on, financial covenants, standards or terms applicable to an Obligor under any of the Credit Documents as determined by the Lenders, acting reasonably, the Canadian Borrower and the Agent (with the approval of the Majority Lenders) will negotiate in good faith to revise (if appropriate) such ratios and covenants to reflect GAAP as then in effect, in which case all calculations thereafter made for the purpose of determining compliance with the financial ratios and financial covenants contained in this Agreement will be made on a basis consistent with GAAP in existence as at the date of such revisions.
1.06	Permitted Encumbrances
The inclusion of reference to Permitted Encumbrances in any Credit Document is not intended to subordinate and will not subordinate, and will not be interpreted as subordinating, any Encumbrance created by any of the Security to any Permitted Encumbrance.
1.07	Currency
Unless otherwise specified in this Agreement, all references to dollar amounts (without further description) will mean Canadian Dollars.
1.08	Paramountcy
In the event of a conflict in or between the provisions of this Agreement and the provisions of any of the other Credit Documents (other than (i) Hedges to which a Lender Hedge Provider is the counterparty and (ii) the Intercreditor Agreement) then, notwithstanding anything contained in such other Credit Document, the provisions of this Agreement will prevail and the provisions of such other Credit Document will be deemed to be amended to the extent necessary to eliminate such conflict.  In particular, if any act or omission of an Obligor is expressly permitted under this Agreement but is expressly prohibited under another Credit Document (other than (i) Hedges to which a Lender Hedge Provider is the counterparty and (ii) the Intercreditor Agreement), such act or omission will be permitted.  If any act or omission is expressly prohibited under a Credit Document (other than this Agreement), but this Agreement does not expressly permit such act or omission, or if any act is expressly required to be performed under such Credit Document but this Agreement does not expressly relieve the applicable Obligor from such performance, such circumstance will not constitute a conflict in or between the provisions of this Agreement and the provisions of such Credit Document.
1.09	Non-Business Days
Unless otherwise expressly provided in this Agreement, whenever any payment is stated to be due on a day other than a Business Day, the payment will be made on the immediately following Business Day.  Notwithstanding the foregoing, if with respect to any payment of principal or interest on a LIBOR Advance the succeeding Business Day falls in the next calendar month, the due date for payment of such principal or interest will be the next preceding Business Day.  In the case of interest or fees payable pursuant to the terms of this Agreement, the extension or contraction of time will be considered in determining the amount of interest and fees.  Unless otherwise expressly provided in this Agreement, whenever any action to be taken is stated or scheduled to be required to be taken on, or (except with respect to the calculation of interest or fees) any period of time is stated or scheduled to commence or terminate on, a day other than a Business Day, the action will be taken or the period of time will commence or terminate, as the case may be, on the immediately following Business Day.

ARTICLE 1

1.10	Statutory and Material Contract References
Any reference in this Agreement to any act or statute or regulation (including any regulation of any Governmental Authority), or to any section of or any definition in any act, statute or regulation (including any regulation of any Governmental Authority), will be deemed to be a reference to such act, statute or regulation (including any regulation of any Governmental Authority) or section or definition as amended, supplemented, substituted, replaced or re-enacted from time to time.  Any reference in this Agreement to an agreement, indenture, debenture or contract (including without limitation a Material Contract) will be deemed to be a reference to such document as supplemented, amended, restated, replaced or otherwise modified from time to time in accordance with the terms of this Agreement.
1.11	Interest Payments and Calculations
(1)
All interest payments to be made under this Agreement will be paid without allowance or deduction for deemed re-investment or otherwise, both before and after maturity and before and after default and/or judgment, if any, until payment of the amount on which such interest is accruing, and interest will accrue on overdue interest, if any.

(2)
Unless otherwise stated, wherever in this Agreement reference is made to a rate of interest or rate of fees “per annum” or a similar expression is used, such interest or fees will be calculated on the basis of a calendar year of 365 days or 366 days, as the case may be, and using the nominal rate method of calculation, and will not be calculated using the effective rate method of calculation or on any other basis that gives effect to the principle of deemed re-investment of interest.

(3)
For the purposes of the Interest Act (Canada) and disclosure under such act, whenever interest to be paid under this Agreement is to be calculated on the basis of a year of 365 days or 360 days or any other period of time that is less than a calendar year, the yearly rate of interest to which the rate determined pursuant to such calculation is equivalent is the rate so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by either 365, 360 or such other period of time, as the case may be.

(4)	In calculating interest or fees payable under this Agreement for any period, unless otherwise specifically stated, the first day but not the last day of such period will be included.
(5)
Notwithstanding anything herein to the contrary, in no event will any interest rate or rates referred to herein (together with other fees payable hereunder which are construed by a court of competent jurisdiction to be interest or in the nature of interest) exceed the maximum interest rate permitted by Applicable Law.  If such maximum interest rate would be exceeded by the terms hereof, the rates of interest payable hereunder will be reduced to the extent necessary so that such rates (together with other fees which are construed by a court of competent jurisdiction to be interest or in the nature of interest) equal the maximum interest rate permitted by Applicable Law, and any overpayment of interest received by the Agent or the Lenders theretofore will be applied, forthwith after determination of such overpayment, to pay all then outstanding interest, and thereafter to pay outstanding principal, as if the same were a prepayment of principal and treated accordingly hereunder.

ARTICLE 1

1.12	Determination by a Borrower
All provisions contained herein requiring a Borrower to make a determination or assessment of any event or circumstance or other matter to the best of its knowledge shall be deemed to require such Borrower to make all due inquiries and investigations as may be necessary or prudent in the circumstances before making any such determination or assessment.
1.13	Schedules
The following are the Schedules annexed hereto and incorporated by reference and deemed to be part hereof:
Schedule A	–	Lenders and Commitments
Schedule B	–	Notice of Request for Advance
Schedule C	–	Repayment Notice
Schedule D	–	Compliance Certificate
Schedule E	–	Canadian Assignment Agreement
Schedule F	–	US Assignment Agreement
Schedule G	–	List of LDC Agreements
Schedule H	–	Existing CIBC Letters of Credit
Schedule I	–	Borrowing Base Sample Calculation
Schedule I.1	–	Borrowing Base Key Assumption Sample Calculation
Schedule J	–	Borrowing Base Certificate
Schedule K	–	Distributable Free Cash Flow Sample Calculation
Schedule L	–	Form of Operating Budget
Schedule M	-	List of Guarantors as of the Effective Date
Schedule N	–	Form of Subordination Agreement
Schedule 8.01(6)	–	Taxes
Schedule 8.01(16)	–	Corporate Structure
Schedule 8.01(19)	–	Relevant Jurisdictions
Schedule 8.01(21)	–	Intellectual Property
Schedule 8.01(22)	–	Material Contracts and Material Licences
Schedule 8.01(27)	–	Environmental Reports
Schedule 8.01(35)	–	Non Arm’s Length Transactions
Schedule 8.01(38)	–	Bank Accounts
Schedule 9.03(9)	–	Form of Portfolio Report
Schedule 9.04(14)	–	Location of Assets in Other Jurisdictions
Schedule 10.01	-	List of Security Documents as of the Effective Date

ARTICLE 2

ARTICLE 2
THE CREDIT FACILITIES

2.01	Canadian Revolving Facility
(1)
Canadian Revolving Facility – Subject to the terms and conditions of this Agreement the Canadian Lenders, the Canadian Swingline Lender and each Canadian Issuing Lender hereby establish in favour of the Canadian Borrower as of the Effective Date a revolving credit facility (the “Canadian Revolving Facility”) in an amount not to exceed the Canadian Revolver Amount.

(2)
Canadian Swingline Facility – The Canadian Revolving Facility will include the Canadian Swingline Facility.  For greater certainty the aggregate of all outstanding Advances under the Canadian Revolving Facility, including Advances under the Canadian Swingline Facility, will at no time cumulatively exceed the Canadian Revolver Amount.

2.02	US Revolving Facility
(1)
US Revolving Facility – Subject to the terms and conditions of this Agreement, the US Lenders, the US Swingline Lender and each US Issuing Lender hereby establish in favour of the US Borrower as of the Effective Date a revolving credit facility (the “US Revolving Facility”) in an amount not to exceed the US Revolver Amount.

(2)
US Swingline Facility – The US Revolving Facility will include the US Swingline Facility.  For greater certainty the aggregate of all outstanding Advances under the US Revolving Facility, including Advances under the US Swingline Facility, will at no time cumulatively exceed the US Revolver Amount.

2.03	LC Facility
Subject to the terms and conditions of this Agreement, the LC Lender hereby establishes in favour of the Borrowers as of the Effective Date a revolving credit facility (the “LC Facility”) in an amount not to exceed the LC Facility Amount.
2.04	Increase in Commitments
(1) From time to time on or after the Effective Date, the Borrowers shall have the right to (i) increase the aggregate Commitments under the Revolving Facilities by an additional amount equal to Cdn.$7,500,000 or the Equivalent Amount in US$ (the “Increased Amount”) by securing increased Commitments from one or more Lender Groups already party to this Agreement or by the addition of one or more Lender Groups under this Agreement; or (ii) increase the LC Facility Amount by the Increased Amount by securing increased Commitments from the LC Lender or by the addition of one or more LC Lenders under this Agreement.  For greater certainty, a Lender Group or LC Lender shall not have any obligation to increase its Commitment and may elect to increase its Commitment at the Lender Group’s or the LC Lender’s sole discretion.  Any such increase in the aggregate Commitments under the Credit Facilities (or any one of them) shall be subject to the following conditions:

ARTICLE 2

(a)
a Borrower shall deliver to the Agent an officer’s certificate certifying that no Event of Default or Pending Event of Default has occurred and is continuing or will occur by the Borrowers increasing the aggregate Commitments under the Credit Facilities;

(b)	the Agent, acting reasonably, shall have consented to the identity of any Lender Group or LC Lender who is not already a party to this Agreement;
(c)
the Borrowers shall cause to be delivered to the Agent an instrument in writing from each Lender Group or LC Lender which is agreeing to such increased Commitments, either confirming their increased Commitments, in the case of each Lender Group or LC Lender which is already a Lender Group or LC Lender hereunder, or agreeing to be bound by the terms of this Agreement as Lenders, in the case of each Lender Group or LC Lender which is not at the time a Lender Group or LC Lender hereunder; and

(d)
subject to Section 2.10(3), each Lender Group’s Proportionate Share of Commitments under the Revolving Facilities shall be the same in each of the Canadian Revolving Facility and the US Revolving Facility following such increase in the aggregate Commitments.

(2) Upon its confirmation of the satisfaction of the foregoing conditions, the Agent will forthwith prepare and deliver to the Borrowers, each Lender Group and LC Lender a new Schedule A, setting forth the new Maximum Facility Amount and the Commitments of the Lenders under the Credit Facilities, as so increased.  Such new Schedule A, and the revised Commitments of the Lenders set forth therein, will become effective the next Business Day following delivery by the Agent thereof to the Borrowers and the Lenders.  On such date, the Borrowers shall obtain Advances from the Lenders in such amounts and in such proportions as are necessary to ensure that following such Advances, the Proportionate Share of the Advances made by each Lender Group or LC Lender equals its Proportionate Share on such new Schedule A.
2.05	Maximum Outstandings
The aggregate of (i) outstanding Canadian Dollar Advances under the Canadian Revolving Facility (including the Equivalent Amount in Canadian Dollars for Letters of Credit in Euros and Pound Sterling outstanding under the Canadian Revolving Facility), (ii) the Equivalent Amount in Canadian Dollars of all outstanding US Dollar Advances under the Canadian Revolving Facility, (iii) the Equivalent Amount in Canadian Dollars of all outstanding Advances under the US Revolving Facility, (iv) outstanding Canadian Dollar Advances under the LC Facility  (including the Equivalent Amount in Canadian Dollars for Letters of Credit in Euros and Pound Sterling outstanding under the LC Facility), and (v) the Equivalent Amount in Canadian Dollars of all outstanding US Dollar Advances under the LC Facility, will not (except as contemplated in Section 6.04), exceed the Borrowing Base.

ARTICLE 2

2.06	Canadian Swingline Facility
(1)
Subject to the terms and conditions of this Agreement, the Canadian Swingline Lender establishes in favour of the Canadian Borrower as of the Effective Date a revolving credit facility which is part of the Canadian Revolving Facility in an amount up to [AMOUNT REDACTED] or the Equivalent Amount in US Dollars on the terms set forth in this Section 2.06 (the “Canadian Swingline Facility”).

(2)
At any time during the Revolving Period that the Canadian Borrower would be entitled to obtain Prime Rate Advances and US Base Rate Advances, as the case may be, under the Canadian Revolving Facility, the Canadian Borrower will be entitled to draw cheques on its Cdn. Dollar chequing account and US Dollar chequing account, as the case may be, maintained from time to time with the Canadian Swingline Lender at the main branch of the Canadian Swingline Lender in Toronto, Ontario (or in such other accounts with the Canadian Swingline Lender at such other branch of the Canadian Swingline Lender as may be agreed upon by the Canadian Swingline Lender and the Canadian Borrower from time to time).  If no cash concentration arrangement is in place with the Canadian Swingline Lender, the debit balance from time to time in any such Cdn. Dollar account will be deemed to be a Prime Rate Advance, outstanding to the Canadian Borrower from the Canadian Swingline Lender under the Canadian Revolving Facility and the debit balance from time to time in any such US Dollar account will be deemed to be a US Base Rate Advance outstanding to the Canadian Borrower from the Canadian Swingline Lender under the Canadian Revolving Facility.  If at any time the Canadian Borrower is a party to a cash concentration arrangement with the Canadian Swingline Lender, then only the amount of any overdraft from time to time in the Cdn. Dollar or US Dollar concentration account (and not any individual chequing account), as the case may be, of the Canadian Borrower established pursuant to such arrangement (which for greater certainty may include one of the Cdn. Dollar or US Dollar accounts identified above) will be deemed to be a Prime Rate Advance or US Base Rate Advance, as the case may be, outstanding to the Canadian Borrower from the Canadian Swingline Lender under the Canadian Revolving Facility.  A Prime Rate Advance or a US Base Rate Advance from the Canadian Swingline Lender as contemplated by this Section, prior to such time as such Advance is repaid as contemplated by Sections 2.06(4) or (5), or purchased as contemplated by Section 2.06(6), is referred to as a “Canadian Swingline Loan”.

(3)	The outstanding Canadian Dollar amount of all Canadian Swingline Loans at any time will not exceed the lesser of:
(a)	[AMOUNT REDACTED] or the Equivalent Amount in US Dollars; and
(b)	the amount, if any, by which:
(i)	Canadian Revolver Amount;
exceeds
(ii)	the Cdn. Dollar amount of all Advances (other than Canadian Swingline Loans) outstanding at such time under the Canadian Revolving Facility.

ARTICLE 2

(4)
It is the intention of the parties that Canadian Swingline Loans are to be available to the Canadian Borrower on a short-term basis pending the obtaining of Drawdowns from the Canadian Lenders.  Accordingly, if any Canadian Swingline Loans have been outstanding for more than five Business Days, the Canadian Swingline Lender may require the Canadian Borrower to obtain a Drawdown, (subject to minimum Advances of Bankers’ Acceptances, BA Equivalent Notes and LIBOR Advances), from the Canadian Lenders in an aggregate amount equal to the aggregate amount of Canadian Swingline Loans then outstanding; the proceeds of such Drawdown will be applied in repayment of all outstanding Canadian Swingline Loans at such time.

(5)
If the Canadian Borrower does not repay Canadian Swingline Loans as required by Section 2.06(4) the Canadian Swingline Lender may (but will not be obliged to) deliver a written notice to the Agent (which will thereupon deliver a similar notice to each of the Canadian Lenders) and to the Canadian Borrower, whereby the Canadian Borrower will be deemed to have requested at such time a Drawdown from the Canadian Lenders (in the case of Canadian Dollar Obligations of Prime Rate Advances and in the case of US Dollar Obligations of US Base Rate Advances) in an aggregate amount equal to the aggregate amount of Canadian Swingline Loans then outstanding.  The Canadian Lenders will thereupon make such Advances (whether or not the conditions specified in Section 3.02 will then have been satisfied), in its Proportionate Share and the Agent will pay the proceeds thereof to the Canadian Swingline Lender to be applied in repayment of such Canadian Swingline Loans.  The Agent will promptly notify the Canadian Borrower of any such Advances made, and the Canadian Borrower agrees to accept each such Advances and hereby authorizes and directs the Agent to apply the proceeds thereof as aforesaid.

(6)
Upon termination of the Revolving Period, or if an Event of Default has occurred and is continuing, each of the Canadian Lenders agrees that it will purchase from the Canadian Swingline Lender, and the Canadian Swingline Lender agrees that it will sell to such Canadian Lenders, for cash, at par, without representation or warranty from or recourse against the Canadian Swingline Lender (and irrespective of whether any condition precedent to an Advance has been satisfied, any Pending Event of Default or Event of Default has occurred or is continuing or whether any acceleration or enforcement action (including any termination of the Credit Facilities and the Commitments) has occurred or been commenced under any of the Credit Documents or otherwise), according to its Proportionate Share, an undivided interest in all Canadian Swingline Loans then outstanding.  The Agent, upon consultation with the applicable Lenders, will have the power to settle any documentation required to evidence any such purchase and, if deemed advisable by the Agent, to execute any document as attorney for any Lender in order to complete any such purchase.  The Canadian Borrower and the Canadian Lenders acknowledge that the foregoing arrangements are to be settled by the Canadian Lenders among themselves, and the Canadian Borrower expressly consents to the foregoing arrangements among such Lenders.

(7)
Each of the Canadian Lenders agrees to indemnify and save harmless the Canadian Swingline Lender according to its Proportionate Share against all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses, payments or disbursements of any kind or nature whatsoever which may be imposed on, incurred by or asserted against the Canadian Swingline Lender in any way related to or arising out of any Canadian Swingline Loan made by the Canadian Swingline Lender under the Canadian Swingline Facility (except for any such liabilities to the extent that they result from the gross negligence or wilful misconduct of the Canadian Swingline Lender).

ARTICLE 2

2.07	US Swingline Facility
(1)
Subject to the terms and conditions of this Agreement, the US Swingline Lender establishes in favour of the US Borrower as of the Effective Date a revolving credit facility which is part of the US Revolving Facility in an amount up to [AMOUNT REDACTED] or the Equivalent Amount in US Dollars on the terms set forth in this Section 2.07 (the “US Swingline Facility”).

(2)
At any time during the Revolving Period that the US Borrower would be entitled to obtain US Prime Rate Advances, as the case may be, under the US Revolving Facility, the US Borrower will be entitled to draw cheques on its US Dollar chequing account, as the case may be, maintained from time to time with the US Swingline Lender at the main branch of the US Swingline Lender in the United States of America (or in such other accounts with the US Swingline Lender at such other branch of the US Swingline Lender as may be agreed upon by the US Swingline Lender and the US Borrower from time to time).  If no cash concentration arrangement is in place with the US Swingline Lender, the debit balance from time to time in any such US Dollar account will be deemed to be a US Prime Rate Advance, outstanding to the US Borrower from the US Swingline Lender under the US Revolving Facility.  If at any time the US Borrower is a party to a cash concentration arrangement with the US Swingline Lender, then only the amount of any overdraft from time to time in the US Dollar concentration account, of the US Borrower established pursuant to such arrangement (which for greater certainty may include one of the US Dollar accounts identified above) will be deemed to be a US Prime Rate Advance outstanding to the US Borrower from the US Swingline Lender under the US Revolving Facility.  A US Prime Rate Advance from the US Swingline Lender as contemplated by this Section, prior to such time as such Advance is repaid as contemplated by Sections 2.07(4) or (5), or purchased as contemplated by Section 2.07(6), is referred to as a “US Swingline Loan”.

(3)	The outstanding US Dollar amount of all US Swingline Loans at any time will not exceed the lesser of:
(a)	[AMOUNT REDACTED] or the Equivalent Amount in US Dollars; and
(b)	the amount, if any, by which:
(i)	US Revolver Amount;
exceeds
(ii)	the Equivalent Amount in US Dollar amount of all Advances (other than US Swingline Loans) outstanding at such time under the US Revolving Facility.
(4)
It is the intention of the parties that US Swingline Loans are to be available to the US Borrower on a short-term basis pending the obtaining of Drawdowns from the US Lenders.  Accordingly, if any US Swingline Loans have been outstanding for more than five Business Days, the US Swingline Lender may require the US Borrower to obtain a Drawdown, (subject to minimum Advances of LIBOR Advances), from the US Lenders in an aggregate amount equal to the aggregate amount of US Swingline Loans then outstanding; the proceeds of such Drawdown will be applied in repayment of all outstanding US Swingline Loans at such time.

ARTICLE 2

(5)
If the US Borrower does not repay US Swingline Loans as required by Section 2.07(4) the US Swingline Lender may (but will not be obliged to) deliver a written notice to the Agent (which will thereupon deliver a similar notice to each of the US Lenders) and to the US Borrower, whereby the US Borrower will be deemed to have requested at such time a Drawdown from the US Lenders of US Prime Rate Advances in an aggregate amount equal to the aggregate amount of US Swingline Loans then outstanding.  The US Lenders will thereupon make such Advances (whether or not the conditions specified in Section 3.02 will then have been satisfied), in its Proportionate Share and the Agent will pay the proceeds thereof to the US Swingline Lender to be applied in repayment of such US Swingline Loans.  The Agent will promptly notify the US Borrower of any such Advances made, and the US Borrower agrees to accept each such Advances and hereby authorizes and directs the Agent to apply the proceeds thereof as aforesaid.

(6)
Upon termination of the Revolving Period, or if an Event of Default has occurred and is continuing, each of the US Lenders agrees that it will purchase from the US Swingline Lender, and the US Swingline Lender agrees that it will sell to such US Lenders, for cash, at par, without representation or warranty from or recourse against the US Swingline Lender (and irrespective of whether any condition precedent to an Advance has been satisfied, any Pending Event of Default or Event of Default has occurred or is continuing or whether any acceleration or enforcement action (including any termination of the Credit Facilities and the Commitments) has occurred or been commenced under any of the Credit Documents or otherwise), according to its Proportionate Share, an undivided interest in all US Swingline Loans then outstanding.  The Agent, upon consultation with the applicable Lenders, will have the power to settle any documentation required to evidence any such purchase and, if deemed advisable by the Agent, to execute any document as attorney for any Lender in order to complete any such purchase.  The US Borrower and the US Lenders acknowledge that the foregoing arrangements are to be settled by the US Lenders among themselves, and the US Borrower expressly consents to the foregoing arrangements among such Lenders.

(7)
Each of the US Lenders agrees to indemnify and save harmless the US Swingline Lender according to its Proportionate Share against all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses, payments or disbursements of any kind or nature whatsoever which may be imposed on, incurred by or asserted against the US Swingline Lender in any way related to or arising out of any US Swingline Loan made by the US Swingline Lender under the US Swingline Facility (except for any such liabilities to the extent that they result from the gross negligence or wilful misconduct of the US Swingline Lender).

ARTICLE 2

2.08	Purpose of Credit Facilities
Advances under the Credit Facilities will only be used for the following respective purposes:
(a)	Advances under the Canadian Revolving Facility will only be used by the Canadian Borrower for general corporate purposes of the Obligors (subject to the terms hereof);
(b)	Advances under the US Revolving Facility will only be used by the US Borrower for general corporate purposes of the Obligors (subject to the terms hereof); and
(c)	Advances under the LC Facility will only be used by the Borrowers for general corporate purposes of the Obligors (subject to the terms hereof).
2.09	Manner of Borrowing
(1)
The Canadian Borrower may, subject to the terms hereof, make Drawdowns, Conversions and Rollovers as applicable under the Canadian Revolving Facility (i) in Canadian Dollars, by way of Prime Rate Advances, Bankers’ Acceptances (and BA Equivalent Notes) and Letters of Credit; (ii) in US Dollars, by way of US Base Rate Advances, LIBOR Advances and Letters of Credit; (iii) in Pound Sterling by way of Letters of Credit; and (iv) in Euros by way of Letters of Credit.  The Canadian Borrower will have the option, subject to the terms and conditions hereof, to determine which types of Advances will be drawn down and in which combinations or proportions.

(2)
The US Borrower may, subject to the terms hereof, make Drawdowns, Conversions and Rollovers as applicable under the US Revolving Facility in US Dollars, by way of LIBOR Advances, US Prime Rate Advances and Letters of Credit.  The US Borrower will have the option, subject to the terms and conditions hereof, to determine which types of Advances will be drawn down and in which combinations or proportions.

(3)	The aggregate amount of all Letters of Credit outstanding under the Revolving Facilities at any one time shall not exceed [AMOUNT REDACTED].
(4)	The Canadian Borrower may make Drawdowns under the Canadian Swingline Facility (i) in Canadian Dollars by way of Prime Rate Advances and (ii) US Dollars by way of US Base Rate Advances.
(5)	The US Borrower may make Drawdowns under the US Swingline Facility in US Dollars by way of US Prime Rate Advances.
(6)
Each Borrower may, subject to the terms hereof, make Drawdowns under the LC Facility (i) in Canadian Dollars by way of Letters of Credit; (ii) in US Dollars by way of Letters of Credit; (iii) in Pound Sterling by way of Letters of Credit; and (iv) in Euros by way of Letters of Credit.

ARTICLE 2

2.10	Nature of the Credit Facilities
(1)
During the Revolving Period, subject to the terms and conditions hereof, the Canadian Revolving Facility, the US Revolving Facility and the LC Facility are revolving credits and, accordingly, the applicable Borrower may increase or decrease Advances under either such Credit Facility by making Drawdowns, repayments and further Drawdowns of the amount of Advances that have been repaid. The aggregate of all Commitments of the Canadian Lenders under the Canadian Revolving Facility, the US Lenders under the US Revolving Facility and the LC Lender under the LC Facility shall equal the then applicable Maximum Facility Amount.

(2)
The Borrowers shall have the right from time to time, upon written notice to the Agent, as long as no Event of Default or Pending Event of Default has occurred and is continuing, to re-allocate the aggregate Commitments between the Canadian Revolving Facility and the US Revolving Facility up to four times per Fiscal Year, provided that (i) the aggregate of all Commitments shall not be increased; (ii) subject to Section 2.10(3), each Lender Group is comprised of a Canadian Lender and a US Lender who are parties hereto at the time of such re-allocation, and their Commitments under each Revolving Facility are sufficient to accommodate the re-allocation; (iii) subject to Section 2.10(3), each Lender Group maintains the same Proportionate Share of Commitments under the Canadian Revolving Facility and the US Revolving Facility; and (iv) concurrently with the re-allocation, the Borrowers shall request new Advances based on the Lenders’ Proportionate Shares after the re-allocation and shall apply the proceeds thereof to repay Advances such that thereafter each Lender’s share of the Advances under a Revolving Facility is equal to such Lender’s Proportionate Share.  Subject to Section 2.10(3), the Commitments of the applicable Lender of each Lender Group under each applicable Revolving Facility will be re-allocated on a pro rata basis.  Upon receipt of such notice, the Agent will give notice to each Lender and Schedule A to this Agreement will be amended by the Agent to reflect such re-allocation.  The re-allocation of the Commitments will take effect 10 Business Days after written notification is received by the Agent from the Borrowers.  For greater certainty, the amount of the US Revolving Facility shall be determined based upon the Equivalent Amount in Canadian Dollars in effect on the date of such re-allocation.

(3)
If a Canadian Lender or a US Lender (each, a “Domestic Lender”) does not have an Affiliate in the US or Canada, respectively, and as a result is unable to provide loans in the US or Canada, respectively, then the applicable Lender Group may be comprised of solely such Domestic Lender, and such Domestic Lender may hold Commitments solely in the Canadian Revolving Facility or the US Revolving Facility, as applicable.  In such case, the Agent may re-allocate such Domestic Lender’s Commitments amongst the other Lenders in respect of the Revolving Facilities for which such Domestic Lender is not providing Commitments.

2.11	Drawdowns, Conversions and Rollovers
(1)
Subject to the provisions of this Agreement, the Canadian Borrower may (i) make Drawdowns hereunder; (ii) convert the whole or any part of any type of Advance into any other type of Advance; or (iii) may rollover any Bankers’ Acceptances, BA Equivalent Note or LIBOR Advance on the last day of the applicable Interest Period therefor, by giving the Agent a Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be.  Subject to the provisions of this Agreement, the US Borrower may (i) make Drawdowns hereunder; (ii) convert the whole or any part of any type of Advance permitted hereunder into any other type of Advance permitted hereunder, or (iii) may rollover any LIBOR Advance by giving the Agent a Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be.

ARTICLE 2

(2)
The applicable Borrower may at any time make a Drawdown, Conversion or Rollover under a Credit Facility by delivering a Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be, to the Agent not later, except in the case of the first Drawdown, than:

(a)	11:00 a.m. (Toronto time) three Business Days prior to the proposed Drawdown Date, Conversion Date or Rollover Date, as the case may be, for LIBOR Advances;
(b)	11:00 a.m. (Toronto time) one Business Day prior to the proposed Drawdown Date or Conversion Date, as the case may be, for Prime Rate Advances, US Base Rate Advances or US Prime Rate Advances;
(c)	11:00 a.m. (Toronto time) one Business Day prior to the proposed Drawdown Date, Conversion Date or Rollover Date, as the case may be, for Bankers’ Acceptances and BA Equivalent Notes; and
(d)	11:00 a.m. (Toronto time) three Business Days prior to the proposed Drawdown Date, Rollover Date or Conversion Date, as the case may be, for Letters of Credit.
(3)
Each Drawdown, Conversion or Rollover under the Credit Facilities will (a) in the case of Prime Rate Advances, be in a minimum principal amount of $1,500,000 and in whole multiples of $500,000 (b) in the case of Bankers’ Acceptances to be accepted by the Lenders, be in a minimum face amount of $1,500,000 and in whole multiples of $500,000 for a term of one month, subject to availability; provided that no Lender shall be required to accept its Proportionate Share of any Bankers’ Acceptance in an amount that is less than $100,000; (c) in the case of US Prime Rate Advances and US Base Rate Advances, be in a minimum principal amount of US$1,500,000 and in whole multiples of US$500,000; and (d) and in the case of LIBOR Advances, be in a minimum principal amount of US$1,500,000 and in whole multiples of US$500,000 for a term of either one week or one month, subject to availability.

(4)	The provisions of Sections 2.11(1), 2.11(2) and 2.11(3) do not apply to Canadian Swingline Loans or US Swingline Loans.
2.12	Agent’s Obligations with Respect to Advances
Upon receipt of a Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be, the Agent will forthwith notify the Lenders of the proposed Drawdown Date, of each Lender’s Proportionate Share of such Advance and, if applicable, the account of the Agent to which each Lender’s Proportionate Share is to be credited.
2.13	Lenders’ and Agent’s Obligations with Respect to Advances
(1)
With respect to Advances under the Canadian Revolving Facility, each Canadian Lender will, prior to 1:00 p.m. (Toronto time) on the Drawdown Date, Conversion Date or Rollover Date, as the case may be, specified by the Canadian Borrower in a Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be, credit the Agent’s account specified in the Agent’s notice given under Section 2.12 with such Lender’s Proportionate Share of such Advance and by 1:00 p.m. (Toronto time) on the same date the Agent will make available the full amount of the amounts so credited to the Canadian Borrower.

ARTICLE 2

(2)
With respect to Advances under the US Revolving Facility, each US Lender will, prior to 1:00 p.m. (Toronto time) on the Drawdown Date, Conversion Date or Rollover Date, as the case may be, specified by the US Borrower in a Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be, credit the Agent’s account specified in the Agent’s notice given under Section 2.12 with such Lender’s Proportionate Share of such Advance and by 1:00 p.m. (Toronto time) on the same date the Agent will make available the full amount of the amounts so credited to the US Borrower.

2.14	Irrevocability
A Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be, given by a Borrower hereunder will be irrevocable and will oblige such Borrower to take the action contemplated on the date specified therein.
2.15	Termination of LIBOR Advances
(1)	If at any time a Lender determines, acting reasonably, (which determination will be conclusive and binding on the Borrowers) that:
(a)	the LIBO Rate does not adequately reflect the effective cost to the Lender of making or maintaining a LIBOR Advance; or
(b)
it cannot readily obtain or retain funds in the London interbank market in order to fund or maintain any LIBOR Advance for a LIBOR Interest Period selected by a Borrower or cannot otherwise perform its obligations hereunder with respect to any LIBOR Advance for any such period;

then the Lender will inform the Agent and upon at least four Business Days written notice by the Agent to such Borrower, and
(c)
the right of a Borrower to request LIBOR Advances for such period from that Lender will be and remain suspended until the Agent notifies such Borrower that any condition causing such determination no longer exists; and

(d)
if the Lender is prevented from maintaining a LIBOR Advance, the applicable Borrower will, at its option, either repay the LIBOR Advance to that Lender or convert the LIBOR Advance into other forms of Advance which are permitted by this Agreement, and the Borrowers will be responsible for any loss or expense that the Lender incurs as a result, including Breakage Costs, if the Lender is prevented from maintaining a LIBOR Advance.

(2)
If at any time the Agent determines that the LIBO Rate is not determinable pursuant to clause (a) or (b) in the definition of “LIBO Rate”, the Agent will so notify the Borrowers, and the right of the Borrowers to request LIBOR Advances for such period will be and remain suspended until the Agent notifies the Borrowers that any condition causing such determination no longer exists.

ARTICLE 3
ARTICLE 3
DISBURSEMENT CONDITIONS

3.01	Conditions Precedent
The obligations of the Lenders under this Agreement are subject to and conditional upon the following conditions precedent being fulfilled to the satisfaction of the Agent and the Lenders:
(1)	this Agreement and the Confirmation will have been executed and delivered by all parties thereto;
(2)
the Agent will have received certified copies of the Organizational Documents of each Borrower (to the extent not previously delivered), the resolutions authorizing the execution, delivery and performance of each such Borrower’s respective obligations under the Credit Documents and the transactions contemplated herein, certificates as to the incumbency of the officers of the Borrowers and a certified copy of the EDC Indemnity;

(3)
copies of all agreements which restrict or limit the powers of a Borrower or its directors or officers not otherwise delivered under Subsection 3.01(2), certified by such Borrower to be true, will have been delivered to the Agent;

(4)	certificates of status or good standing, as applicable, of each Borrower will have been delivered to the Agent;
(5)
the Agent will have received certified copies of all approvals of any Governmental Authorities or other third parties required for the execution, delivery and performance of each Borrower’s respective obligations under the Credit Documents and the transactions contemplated therein as of the Effective Date;

(6)
a currently dated certificate of the Borrowers that the representations and warranties set forth in Section 8.01 are true and correct (subject to any materiality thresholds contained therein) as at such time will have been delivered to the Agent;

(7)
releases, discharges (or written authorizations to discharge from the applicable Encumbrance holder in form acceptable to the Agent) and postponements (in registerable form where appropriate) with respect to all Encumbrances affecting the collateral Encumbered by the Security which are not Permitted Encumbrances or which are Permitted Encumbrances but which are not permitted to have priority over the Security, if any, will have been delivered to the Agent;

(8)	no Event of Default or Pending Event of Default has occurred and is continuing on the Effective Date;
(9)
all financing statements or other registrations of the Security, or notices thereof, will have been filed, registered, entered or recorded in all offices of public record necessary or desirable in the opinion of the Agent to preserve or protect the charges and security interests created thereby;

(10)
a currently dated letter of opinion of Borrowers’ Counsel along with the opinions of local counsel, each in form and substance satisfactory to the Lenders and the Lenders’ Counsel will have been delivered to the Agent and the Lenders as addressees;

ARTICLE 3

(11)
there will not have occurred, developed or come into effect any event, actions, state, condition or financial occurrence of national or international consequence, or any law, regulation, action, government regulation, inquiry or other occurrence of any nature whatsoever which, in the reasonable opinion of the Agent, disrupts or adversely affects in any material way, the state of financial, banking or capital markets in Canada or the United States;

(12)	the Agent and the Lenders shall have received and shall be satisfied with a sources and uses of funds for the repayment in full of the $330 Million Convertible Debentures;
(13)	no Material Adverse Effect shall have occurred since March 31, 2016;
(14)
the Agent and the Lenders will have received, or arrangements satisfactory to the Agent shall have been made to ensure that they will receive, all fees and expenses due under the Credit Documents or as otherwise agreed to with the Borrowers pursuant to any fee letters or other agreements between such parties;

(15)
the Canadian Borrower will have paid, or arrangements satisfactory to the Agent shall have been made to ensure that the Canadian Borrower will pay, all reasonable out-of-pocket expenses (including all reasonable legal fees and consultant’s fees) incurred by or on behalf of the Agent in connection with this Agreement and the transactions and other documents contemplated by this Agreement; and

(16)
the Agent will have received such additional evidence, documents or undertakings as the Lenders will reasonably request to establish the consummation of the transactions contemplated hereby and be satisfied, acting reasonably, as to the taking of all proceedings in connection herewith in compliance with the conditions set forth in this Agreement, provided that all documents delivered pursuant to this Section 3.01 will be in full force and effect, and in form and substance satisfactory to the Agent and the Lenders, acting reasonably.
3.02	Conditions Precedent to Subsequent Advances
The obligation of the Lenders to make any Advance after the Effective Date (other than a Conversion or a Rollover) is subject to and conditional upon the following conditions precedent being fulfilled to the satisfaction of the Agent by the Borrowers:
(1)	the Agent will have received timely notice as required under Section 2.11(2);
(2)
the representations and warranties deemed to be repeated pursuant to Section 8.02 continue to be true and correct in all material respects as if made on and as of the Drawdown Date except to the extent that such representations and warranties relate specifically to an earlier date and the Borrowers will have provided a certificate to such effect;

ARTICLE 3

(3)	no Event of Default or Pending Event of Default has occurred and is continuing on the Drawdown Date, or would result from making the Advance;
(4)
if the Advance is being requested under the LC Facility, the LC Lender shall have received all EDC Documents required by the LC Lender, such EDC Documents to be in form and substance satisfactory to the LC Lender; and

(5)	all other conditions precedent in this Agreement that have not been waived upon which the Borrowers may obtain an Advance have been fulfilled.
3.03	Waiver
The conditions set forth in Sections 3.01 and 3.02 are inserted for the sole benefit of the Agent and Lenders and may be waived by the Agent and Lenders in accordance with the terms of Section 13.09, in whole or in part (with or without terms or conditions), in respect of any Drawdown without prejudicing the right of the Agent and Lenders at any time to assert such conditions in respect of any subsequent Drawdown.
ARTICLE 4
PAYMENTS OF INTEREST AND STANDBY FEES

4.01	Interest on Prime Rate Advances
The Canadian Borrower will pay interest on each Prime Rate Advance during each Interest Period applicable thereto in Canadian Dollars at a rate per annum equal to the sum of (i) the Prime Rate in effect from time to time during such Interest Period plus (ii) the Prime Rate Margin.  Each determination by the Agent of the Prime Rate and the Prime Rate Margin applicable from time to time during an Interest Period will, in the absence of manifest error, be binding upon the Canadian Borrower.  Such interest will be payable in arrears on each Interest Payment Date for such Advance for the period from and including the Drawdown Date or the preceding Conversion Date or Interest Payment Date, as the case may be, for such Advance to and including the day preceding such Interest Payment Date and will be calculated on the principal amount of the Prime Rate Advance outstanding during such period and on the basis of the actual number of days elapsed in a year of 365 days or 366 days, as the case may be.  Changes in the Prime Rate will cause an immediate adjustment of the interest rate applicable to such Advance without the necessity of any notice to the Canadian Borrower.
4.02	Interest on US Base Rate Advances
The Canadian Borrower will pay interest on each US Base Rate Advance during each Interest Period applicable thereto in United States Dollars at a rate per annum equal to the sum of (i) the US Base Rate, in effect from time to time during such Interest Period plus (ii) the US Base Rate Margin.  Each determination by the Agent of the US Base Rate and the US Base Rate Margin, applicable from time to time during an Interest Period will, in the absence of manifest error, be binding upon the Canadian Borrower.  Such interest will be payable in arrears on each Interest Payment Date for such Advance for the period from and including the Drawdown Date or the preceding Conversion Date or Interest Payment Date, as the case may be, for such Advance to and including the day preceding such Interest Payment Date and will be calculated on the principal amount of the US Base Rate Advance outstanding during such period and on the basis of the actual number of days elapsed divided by 365 or 366, as applicable.  Changes in the US Base Rate will cause an immediate adjustment of the interest rate applicable to such Advance without the necessity of any notice to the Canadian Borrower.

ARTICLE 4

4.03	Interest on US Prime Rate Advances
The US Borrower will pay interest on each US Prime Rate Advance during each Interest Period applicable thereto in United States Dollars at a rate per annum equal to the sum of (i) the US Prime Rate in effect from time to time during such Interest Period plus (ii) the US Prime Rate Margin.  Each determination by the Agent of the US Prime Rate and the US Prime Rate Margin applicable from time to time during an Interest Period will, in the absence of manifest error, be binding upon the US Borrower.  Such interest will be payable in arrears on each Interest Payment Date for such Advance for the period from and including the Drawdown Date or the preceding Conversion Date or Interest Payment Date, as the case may be, for such Advance to and including the day preceding such Interest Payment Date and will be calculated on the principal amount of the US Prime Rate Advance outstanding during such period and on the basis of the actual number of days elapsed divided by 365 or 366, as applicable.  Changes in the US Prime Rate will cause an immediate adjustment of the interest rate applicable to such Advance without the necessity of any notice to the US Borrower.
4.04	Interest on LIBOR Advances
The applicable Borrower will pay interest on each LIBOR Advance during each Interest Period applicable thereto in United States Dollars at a rate per annum equal to the sum of (i) the LIBO Rate in effect from time to time during such Interest Period plus (ii) the LIBO Rate Margin.  Each determination by the Agent of the LIBO Rate and the LIBO Rate Margin applicable from time to time during an Interest Period will, in the absence of manifest error, be binding upon the applicable Borrower.  Such interest will be payable in arrears on each Interest Payment Date for such Advance for the period from and including the Drawdown Date or the preceding Conversion Date, Rollover Date or Interest Payment Date, as the case may be, for such Advance to and including the day preceding such Interest Payment Date and will be calculated on the principal amount of the LIBOR Advance outstanding during such period and on the basis of the actual number of days elapsed divided by 360.
4.05	No Set-Off, Deduction etc.
All payments (whether interest or otherwise) to be made by a Borrower or any other party to each Lender pursuant to this Agreement are to be made in freely transferable, immediately available funds and without set-off or deduction of any kind whatsoever (whether for deemed re-investment or otherwise) except to the extent required by Applicable Law, and if any such set-off or deduction is so required and is made, such Borrower or other party will, as a separate and independent obligation to each Lender, be obligated to immediately pay to each Lender all such additional amounts as may be required to fully indemnify and save harmless such Lender from such set-off or deduction and will result in the effective receipt by such Lender of all the amounts otherwise payable to it in accordance with the terms of this Agreement.  For greater certainty, a Borrower will not be required to make any payment under this Section 4.05 in duplication of any payment required to be made under Section 14.04 or to the extent expressly excluded in Section 14.04.

ARTICLE 4

4.06	Standby Fees
(1)
The Canadian Borrower will pay to the Agent for the account of the Canadian Lenders in accordance with their Proportionate Share a standby fee in Canadian Dollars calculated at the rate per annum specified as the “Standby Fee Rate” in the table contained in the definition of “Applicable Margin” on the amount by which the daily average of the aggregate of all Advances (with Advances in US Dollars, Euros and Pound Sterling being converted to an Equivalent Amount in Canadian Dollars) outstanding under the Canadian Revolving Facility (including Advances outstanding under the Canadian Swingline Facility and the US Swingline Facility) during such Fiscal Quarter is less than the Canadian Revolver Amount.  The standby fee will be determined daily beginning on the date hereof and will be calculated on the basis of a calendar year of 365 or 366 days, as the case may be, and will be payable by the Canadian Borrower quarterly in arrears on the first Business Day of each Fiscal Quarter.

(2) The US Borrower will pay to the Agent for the account of the US Lenders in accordance with their Proportionate Share a standby fee in Canadian Dollars calculated at the rate per annum specified as the applicable “Standby Fee Rate” in the table contained in the definition of “Applicable Margin” on the amount by which the daily average of the aggregate of all Advances outstanding under the US Revolving Facility during such Fiscal Quarter is less than the US Revolver Amount.  The standby fee will be determined daily beginning on the date hereof and will be calculated on the basis of a calendar year of 365 or 366 days, as the case may be, and will be payable by the US Borrower quarterly in arrears on the first Business Day of each Fiscal Quarter.
4.07	Agency and Other Fees
In consideration of the Agent arranging the Credit Facilities and acting as agent under the Credit Documents, the Canadian Borrower will pay to the Agent an agency fee and the other fees expressed to be for the account of CIBC or the Lenders in the amounts, and on the terms and conditions, (a) set out in the agency fee letter dated December 30, 2016 entered into by the Agent and the Borrowers, (b) set out in a EDC side fee letter dated December 30, 2016 entered into by the LC Lender and EDC and acknowledged by the Borrowers, (c) set out in the arrangements fee letter dated December 30, 2016 entered into by CIBC and the Borrowers, or (d) as otherwise agreed to in writing from time to time by the Agent and the Borrowers.  For greater certainty, such fee letters and any other written arrangements between the Agent and the Canadian Borrower respecting fees will constitute Credit Documents will survive the execution of this Agreement and will in all respects remain operative and binding on the Canadian Borrower.
4.08	Late Payment
If any payment required to be made by a Borrower hereunder or any other Credit Document (including, without limitation, any payment of principal, interest or fees), is not made on the due date thereof, such Borrower will pay interest (including interest on overdue interest) on the amount of such required payment at the Late Payment Rate (but without duplication of interest payable pursuant to Section 4.01, 4.02 or 4.03) until payment in full of such required payment has been made.

ARTICLE 4

4.09	Account of Record
The Agent will open and maintain books of account evidencing all Advances and all other amounts owing by the Canadian Borrower and the US Borrower to the Lenders hereunder.  The Agent will enter in the foregoing accounts details of all amounts from time to time owing, paid or repaid by the Canadian Borrower or the US Borrower hereunder.  The information entered in the foregoing accounts will constitute prima facie evidence of the obligations of the Canadian Borrower and the US Borrower to the Lenders hereunder with respect to all Advances and all other amounts owing by the Canadian Borrower and the US Borrower to the Lenders hereunder.  After a request by the Canadian Borrower or the US Borrower the Agent will promptly advise the Canadian Borrower and the US Borrower of such entries made in the Agent’s books of account.
ARTICLE 5
BANKERS’ ACCEPTANCES AND LETTERS OF CREDIT

5.01	Bankers’ Acceptances under the Canadian Revolving Facility
(1)
To facilitate the procedures contemplated in this Agreement, the Canadian Borrower irrevocably appoints each Canadian Lender from time to time as the attorney-in-fact of the Canadian Borrower to execute, endorse and deliver on behalf of the Canadian Borrower drafts in the forms prescribed by such Lender (if such Lender is a BA Lender) for bankers’ acceptances denominated in Cdn. Dollars (each such executed draft which has not yet been accepted by a Lender being referred to as a “Draft”) or non-interest-bearing promissory notes of the Canadian Borrower in favour of such Lender (if such Lender is a Non BA Lender) (each such promissory note being referred to as a “BA Equivalent Note”).  Each Bankers’ Acceptance and BA Equivalent Note executed and delivered by a Lender on behalf of the Canadian Borrower as provided for in this Section will be as binding upon the Canadian Borrower as if it had been executed and delivered by a duly authorized officer of the Canadian Borrower.

(2)
Notwithstanding Section 5.01(1), the Canadian Borrower will from time to time as required by the applicable Lender provide to the Lenders an appropriate number of Drafts drawn by the Canadian Borrower upon each BA Lender and either payable to a clearing service (if such BA Lender is a member thereof) or payable to the Canadian Borrower and endorsed in blank by the Canadian Borrower (if such BA Lender is not a member of such clearing service) and an appropriate number of BA Equivalent Notes in favour of each Non BA Lender.  The dates, the maturity dates and the principal amounts of all Drafts and BA Equivalent Notes delivered by the Canadian Borrower will be left blank, to be completed by the Lenders as required by this Agreement.  All such Drafts or BA Equivalent Notes will be held by each Lender subject to the same degree of care as if they were such Lender’s own property kept at the place at which the Drafts or BA Equivalent Notes are ordinarily kept by such Lender.  Each Lender, upon written request of the Canadian Borrower, will promptly advise the Canadian Borrower of the number and designation, if any, of the Drafts and BA Equivalent Notes then held by it.  No Lender will be liable for its failure to accept a Draft or purchase a BA Equivalent Note as required by this Agreement if the cause of such failure is, in whole or in part, due to the failure of the Canadian Borrower to provide on a timely basis appropriate Drafts or BA Equivalent Notes to the applicable Lender as may be requested by such Lender on a timely basis from time to time.

ARTICLE 5

(3)
The Agent, promptly following receipt of a Drawdown Notice requesting Bankers’ Acceptances, will (i) advise each BA Lender of the face amount and the term of the Draft to be accepted by it and (ii) advise each applicable Non BA Lender of the face amount and term of the BA Equivalent Note to be purchased by it.  All Drafts to be accepted from time to time by each BA Lender that is a member of a clearing service will be payable to such clearing service.  The term of all Bankers’ Acceptances and BA Equivalent Notes issued pursuant to any Drawdown Notice will be identical.  Each Bankers’ Acceptance and BA Equivalent Note will be dated the Drawdown Date on which it is issued and will be for a term of one month provided that in no event will the term of a Bankers’ Acceptance or a BA Equivalent Note extend beyond the Maturity Date.  The face amount of the Draft (or the aggregate face amount of the Drafts) to be accepted at any time by each Lender which is a BA Lender, and the face amount of the BA Equivalent Notes to be purchased at any time by each Lender which is a Non BA Lender, will be determined by the Agent based upon the amounts of their respective Commitments under the Canadian Revolving Facility.  In determining a Lender’s Proportionate Share of a request for Bankers’ Acceptances, the Agent, in its sole discretion, will be entitled to increase or decrease the face amount of any Draft, or BA Equivalent Note to the nearest $1,000.

(4)
Each BA Lender will complete and accept on the applicable Drawdown Date a Draft having a face amount (or Drafts having the face amounts) and term advised by the Agent pursuant to Section 5.01(3).  Each applicable BA Lender will purchase on the applicable Drawdown Date the Bankers’ Acceptance or Bankers’ Acceptances accepted by it, for an aggregate price equal to the BA Discount Proceeds of such Bankers’ Acceptance (or Bankers’ Acceptances).  The Canadian Borrower will ensure that there is delivered to each applicable BA Lender that is a member of a clearing service such Drafts as are consistent with the requirements of the Depository Bills and Notes Act (Canada), and such BA Lender is hereby authorized to release the Bankers’ Acceptance accepted by it to such clearing house upon receipt of confirmation that such clearing house holds such Bankers’ Acceptance for the account of such BA Lender.

(5)
Each Non BA Lender, in lieu of accepting Drafts or purchasing Bankers’ Acceptances on any Drawdown Date, will complete and purchase from the Canadian Borrower on such Drawdown Date a BA Equivalent Note in a face amount and for a term identical to the face amount and term of the Draft or Drafts which such Non BA Lender would have been required to accept on such Drawdown Date if it were a BA Lender, for a price equal to the BA Discount Proceeds of such BA Equivalent Note.  Each Non BA Lender will be entitled without charge to exchange any BA Equivalent Note held by it for two or more BA Equivalent Notes of identical date and aggregate face amount, and the Canadian Borrower will execute and deliver to such Non BA Lender such replacement BA Equivalent Notes in exchange for which such Non BA Lender will return the original BA Equivalent Note to the Canadian Borrower for cancellation.

(6)
The Canadian Borrower will pay to each BA Lender in respect of each Draft tendered by the Canadian Borrower to and accepted by such BA Lender, and to each Non BA Lender in respect of each BA Equivalent Note tendered to and purchased by such Non BA Lender, as a condition of such acceptance or purchase, the BA Stamping Fee.

(7)
Upon acceptance of each Draft or purchase of each BA Equivalent Note, the Canadian Borrower will pay to the applicable Lender the related fee specified in Section 5.01(6), and to facilitate payment such Lender will be entitled to deduct and retain for its own account the amount of such fee from the amount to be transferred by such Lender to the Agent for the account of the Canadian Borrower pursuant to this Agreement in respect of the sale of the related Bankers’ Acceptance or of such BA Equivalent Note.

ARTICLE 5

(8)
If the Agent (on instruction from the Majority Lenders) determines in good faith, which determination will be final, conclusive and binding upon the Canadian Borrower, and so notifies the Canadian Borrower, that there does not exist at the applicable time a normal market in Canada for the purchase and sale of bankers’ acceptances, any right of the Canadian Borrower to require the Lenders to purchase Bankers’ Acceptances and BA Equivalent Notes under this Agreement will be suspended until the Agent determines that such market does exist and gives notice thereof to the Canadian Borrower and any Drawdown Notice, Conversion Notice or Rollover Notice requesting Bankers’ Acceptances will be deemed to be a Drawdown Notice or Conversion Notice requesting a Prime Rate Advance in a similar aggregate principal amount.

(9)
On the date of maturity of each Bankers’ Acceptance or BA Equivalent Note, the Canadian Borrower will pay to the Agent, for the account of the holder of such Bankers’ Acceptance or BA Equivalent Note, in Canadian Dollars an amount equal to the face amount of such Bankers’ Acceptance or BA Equivalent Note, as the case may be.  In the case of a Rollover of a Bankers’ Acceptance or BA Equivalent Note, in order to satisfy the continuing liability of the applicable Borrower to a Lender for the face amount of the maturing Bankers’ Acceptance or BA Equivalent Note, the Lender will determine and retain the BA Discount Proceeds of the new Bankers’ Acceptance or BA Equivalent Note, and the Canadian Borrower will, on the maturity date of the maturing Bankers’ Acceptance or BA Equivalent Note, pay to the Agent for the account of the relevant Lender (i) the difference between the principal amount of the maturing Bankers’ Acceptance or BA Equivalent Note and the BA Discount Proceeds from the new Bankers’ Acceptance or BA Equivalent Note and (ii) the BA Stamping Fee in respect of the new Bankers’ Acceptance or BA Equivalent Note.  The obligation of the Canadian Borrower to make such payment will not be prejudiced by the fact that the holder of such Bankers’ Acceptance is the Lender that accepted such Bankers’ Acceptances.  No days of grace will be claimed by the Canadian Borrower for the payment at maturity of any Bankers’ Acceptance or BA Equivalent Note.  If the Canadian Borrower does not make such payment, from the proceeds of an Advance obtained under this Agreement or otherwise, the amount of such required payment will be deemed to be a Prime Rate Advance to the Canadian Borrower from the Lender that accepted such Banker’s Acceptance or purchased such BA Equivalent Note.

(10)
The signature of any duly authorized officer of the Canadian Borrower on a Draft or a BA Equivalent Note may be mechanically reproduced in facsimile, and all Drafts and BA Equivalent Notes bearing such facsimile signature will be as binding upon the Canadian Borrower as if they had been manually signed by such officer, notwithstanding that such Person whose manual or facsimile signature appears on such Draft or BA Equivalent Note may no longer hold office at the date of such Draft or BA Equivalent Note or at the date of acceptance of such Draft by a BA Lender or at any time thereafter.

ARTICLE 5

5.02	Letters of Credit under the Revolving Facilities
(1)
If the Canadian Borrower wishes to request an Advance by way of issuance of Letters of Credit, the Canadian Borrower will, at the time it delivers the notice required pursuant to Section 2.11(2), notify the Agent of the identity of the applicable Canadian Issuing Lender and, subject to the Agent’s approval of such Canadian Issuing Lender, execute and deliver the applicable Canadian Issuing Lender’s usual documentation relating to the issuance and administration of Letters of Credit.  In the event of any inconsistency between the terms of such documentation and this Agreement, the terms of this Agreement will prevail.

(2)	Each request for a Letter of Credit under the Canadian Revolving Facility will be made available by a Canadian Issuing Lender.
(3)
No Letter of Credit may be issued under the Canadian Revolving Facility for a period in excess of eighteen (18) months.  No Letter of Credit may be issued under the Canadian Revolving Facility for a period in excess of nine (9) months beyond the Maturity Date, and on the Maturity Date cash collateral therefor will be deposited with the applicable Canadian Issuing Lender in accordance with Section 5.02(11).  Other than the NBC Letter of Credit, Letters of Credit may not be used to secure trading facilities with financial institutions that are not suppliers of natural gas or electricity in the ordinary course.

(4)
If, at any time, a demand for payment (the amount so demanded being herein referred to as a “relevant amount” for purposes of this Section 5.02) is made under a Letter of Credit and notification thereof is given by the applicable Canadian Issuing Lender to the Agent, then:

(a)	the Agent will:
(i)	promptly notify the Canadian Borrower and each of the other Canadian Lenders of such demand; and
(ii)	make demand on each Canadian Lender for an amount equal to its Proportionate Share of such relevant amount;
(b)
on the second Business Day following the date of the demand made by the Agent under Subsection (a) above, each Canadian Lender will pay to the Agent the amount demanded of it pursuant to Subsection (a)(ii) above; and

(c)
the Agent will pay such relevant amount to the applicable Canadian Issuing Lender and the applicable Canadian Issuing Lender will pay such relevant amount together with the balance of the amount demanded to the Person entitled thereto on the date upon which such relevant amount becomes payable under the Letter of Credit in accordance with its terms.

(5)
The Canadian Borrower will be deemed to have requested a Prime Rate Advance or US Base Rate Advance, as applicable, of the amount demanded from the applicable Canadian Issuing Lender under a Letter of Credit.

(6)
The Canadian Borrower hereby undertakes to indemnify and hold harmless the Agent, each Canadian Issuing Lender and each of the Lenders from time to time on demand by the Agent from and against all liabilities and costs in connection with any Letter of Credit (including, without limitation, any costs incurred in funding any amount which falls due from any Canadian Issuing Lender and any Lender under any Letter of Credit hereunder but without duplication of costs in respect of which such Canadian Issuing Lender has already been compensated by the fees and charges applicable to Letters of Credit) except where such liabilities or costs result from the gross negligence or wilful misconduct of the person claiming indemnification.

ARTICLE 5

(7)
Each Canadian Issuing Lender will at all times be entitled, and is irrevocably authorized by the Canadian Borrower, to make any payment under Letters of Credit issued by it for which a request or demand has been made in the required form without any further reference to the Canadian Borrower and any investigation or enquiry, need not concern itself with the propriety or validity of any claim made or purported to be made under the terms of such Letter of Credit (except as to compliance with the payment conditions of such Letters of Credit) and will be entitled to assume that any Person expressed in such Letter of Credit as being entitled to make demand or receive payments thereunder is so entitled.  Accordingly, so long as a request or demand has been made as aforementioned, and subject to the preceding sentence, it will not be a defence to any demand made of the Canadian Borrower hereunder, nor will the Canadian Borrower or its obligations hereunder be impaired by the fact (if it be the case) that such Canadian Issuing Lender was or might have been justified in refusing payment, in whole or in part, of the amounts so claimed.

(8)
A certificate of the Agent and/or the applicable Canadian Issuing Lender as to the amounts paid by any Canadian Lender pursuant to this Section 5.02 or the amount paid out under any Letter of Credit will, in the absence of manifest error, be prima facie evidence of the existence and amount of such payment in any legal action or proceeding arising out of or in connection herewith.

(9)
The Canadian Borrower will pay to the Agent for the benefit of the Canadian Lenders a fee equal to the Letter of Credit Fee Rate on the amount of each Letter of Credit in Canadian Dollars or US Dollars, as applicable, (the “LC Fee”) quarterly in arrears beginning on the first of each Fiscal Quarter following the date of issuance of such Letter of Credit.  In addition, for so long as any Letter of Credit is outstanding, the Canadian Borrower will pay to the applicable Canadian Issuing Lender, for its sole benefit, a fee equal to [PERCENTAGE REDACTED] of the face amount of each Letter of Credit in Canadian Dollars or US Dollars, as applicable, in advance beginning on the date of issuance of such Letter of Credit.  Such fees will be calculated on the basis of a calendar year and the number of days the Letter of Credit will be outstanding during such period.  The Canadian Borrower will also pay the standard fees and charges of the applicable Canadian Issuing Lender in effect from time to time for issuing and renewing Letters of Credit (all such fees to be non-refundable).  Each Canadian Issuing Lender will be entitled to charge a cancellation fee of [AMOUNT REDACTED] per cancelled Letter of Credit.

(10)
The full face amount of each Letter of Credit issued by each Canadian Issuing Lender on behalf of the Canadian Borrower will be deemed to be an Advance under the Canadian Revolving Facility, as the case may be, which Advance will be retired upon the earlier of:

ARTICLE 5

(a)	the return of the Letter of Credit to such Canadian Issuing Lender for cancellation;
(b)	the cancellation of the Letter of Credit by such Canadian Issuing Lender in accordance with the terms of the Letter of Credit;
(c)	the deeming of the amount drawn on the Letter of Credit to be a Prime Rate Advance or a US Base Rate Advance, as applicable, under the Canadian Revolving Facility.
(11)
If any Letter of Credit is outstanding at the time an Event of Default has occurred and is continuing or on the Maturity Date, the Canadian Borrower will if required by the Lenders forthwith pay to the applicable Canadian Issuing Lender an amount (such amount being herein referred to as a “deposit amount” for purposes of this Section 5.02) equal to the undrawn principal amount of the outstanding Letter of Credit, which deposit amount will be held by such Canadian Issuing Lender in an interest bearing account bearing interest at a prevailing rate offered by such Canadian Issuing Lender for deposits as determined by the such Canadian Issuing Lender, acting reasonably for application against the indebtedness owing by the Canadian Borrower to the applicable Canadian Issuing Lender in respect of any draw on the outstanding Letter of Credit.  In the event that the applicable Canadian Issuing Lender is not called upon to make full payment on the outstanding Letter of Credit prior to its expiry date, the deposit amount (including all accrued interest thereon) or any part thereof as has not been paid out, will, so long as no Event of Default then exists, be returned as soon as practicable following such expiry date to the Canadian Borrower.

(12)
The obligations of the Canadian Borrower with respect to Letters of Credit will be unconditional and irrevocable, and will be paid strictly in accordance with the terms of this Agreement under all circumstances, including, without limitation, the following circumstances:

(a)	any lack of validity or enforceability of any Credit Document or the Letters of Credit;
(b)	any amendment or waiver of or any consent to or actual departure from this Agreement;
(c)
the existence of any claim, set-off, defence or other right which the Canadian Borrower may have at any time against any beneficiary or any transferee of a Letter of Credit (or any Persons for which any such beneficiary or any such transferee may be acting), any Canadian Issuing Lender or any other Person or entity, whether in connection with this Agreement, the transactions contemplated herein or in any other agreements or any unrelated transactions;

(d)
any statement or any other document presented under a Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect except for non-compliance with the payment conditions of such Letter of Credit; or

(e)	any other circumstance or happening whatsoever, whether or not similar to any of the foregoing.

ARTICLE 5

It is understood and agreed that no Canadian Issuing Lender will have any liability for, and that the Canadian Borrower assumes all responsibility for: (i) the genuineness of any signature; (ii) the form, validity, genuineness, falsification and legal effect of any draft, certification or other document required by a Letter of Credit or the authority of the Person signing the same (which on its face complies with the terms of such Letter of Credit); (iii) the failure of any instrument to bear any reference or adequate reference to a Letter of Credit or the failure of any Persons to note the amount of any instrument on the reverse of a Letter of Credit or to surrender a Letter of Credit; (iv) the good faith or acts of any Person other than the applicable Canadian Issuing Lender and its agents and employees; (v) the existence, form or sufficiency or breach or default under any agreement or instruments of any nature whatsoever (which on its face complies with the terms of such Letter of Credit); (vi) any delay in giving or failure to give any notice, demand or protest; and (vii) any error, omission, delay in or non-delivery of any notice or other communication, however sent.  The determination as to whether the required documents are presented prior to the expiration of a Letter of Credit and whether such other documents are in proper and sufficient form for compliance with a Letter of Credit will be made by the applicable Canadian Issuing Lender in its sole discretion, which determination will be conclusive and binding upon the Canadian Borrower absent manifest error.  It is agreed that any Canadian Issuing Lender may honour, as complying with the terms of a Letter of Credit and this Agreement, any documents otherwise in order and signed or issued by the beneficiary thereof.  Any action, inaction or omission on the part of any Canadian Issuing Lender under or in connection with the Letters of Credit or any related instruments or documents, if in good faith and in conformity with such laws, regulations or commercial or banking customs as such Canadian Issuing Lender may reasonably deem to be applicable, will be binding upon the Canadian Borrower, and will not affect, impair or prevent the vesting of such Canadian Issuing Lender’s rights or powers hereunder or the Canadian Borrower’s obligation to make full reimbursement of amounts drawn under the Letters of Credit.  Notwithstanding the provision of this Section 5.02(12), the Canadian Borrower will not be responsible for and no Person will be relieved of responsibility for any gross negligence or wilful misconduct of such Person.
(13)
In respect of Advances by way of issuance of Letters of Credit by the US Issuing Lender on behalf of the US Borrower, the provisions of this Section 5.02 and defined terms referenced therein will be applicable to such Advances mutatis mutandis and all references in this Section 5.02 to the Canadian Borrower will be deemed to be references to the US Borrower, all references to a Canadian Issuing Lender will be deemed to be references to the US Issuing Lender, all references to the Canadian Revolving Facility will be deemed to be references to the US Revolving Facility.  All references to the Canadian Lenders will be deemed to be references to the US Lenders and all references to Prime Rate and US Base Rate shall be references to US Prime Rate.

(14)
The parties hereto agree that each of the Existing CIBC Letters of Credit shall be deemed to be Letters of Credit issued by CIBC hereunder and without limiting the generality of the foregoing, the parties hereto agree that such Letters of Credit shall benefit from the Security and the indemnities of the Borrowers and the Lenders herein in respect of same.

(15)
Notwithstanding any provision of the Credit Agreement to the contrary, the Canadian Borrower may request Advances by way of issuance of Letters of Credit by the Canadian Issuing Lender in Pound Sterling or Euros.  For the purposes of determining the face amount of any Letter of Credit that is issued in Pound Sterling or Euros (including without limitation, for the purposes of Section 2.09(1) and for the purposes of determining the LC Fee in accordance with Section 5.02(9)), the face amount of such Letter of Credit shall be deemed to be the Equivalent Amount in Canadian Dollars on the date of such determination.  The provisions of this Section 5.02 (including all defined terms referenced herein) will be applicable to Letters of Credit issued in Pound Sterling and Euros mutatis mutandis.

ARTICLE 5

5.03	Letters of Credit under the LC Facility
(1) If a Borrower wishes to request an Advance by way of issuance of Letters of Credit, such Borrower will, at the time it delivers the notice required pursuant to Section 2.11(2), execute and deliver the LC Lender’s usual documentation relating to the issuance and administration of Letters of Credit.  In the event of any inconsistency between the terms of such documentation and this Agreement, the terms of this Agreement will prevail.
(2) Each request for a Letter of Credit under the LC Facility will be made available by the LC Lender; provided that EDC has issued and delivered to the LC Lender any EDC Documents required by the LC Lender, such EDC Documents to be in form and substance satisfactory to the LC Lender, with respect to such Letter of Credit and provided further that the amount of such Letter of Credit, together with the aggregate amount of all other Letters of Credit issued under the LC Facility, does not, in the aggregate, exceed the LC Facility Amount.
(3) No Letter of Credit may be issued under the LC Facility for a period in excess of eighteen (18) months.  No Letter of Credit may be issued under the LC Facility for a period in excess of nine (9) months beyond the Maturity Date, and on the Maturity Date cash collateral therefor will be deposited with the LC Lender in accordance with Section 5.03(10).  Other than the NBC Letter of Credit, Letters of Credit may not be used to secure trading facilities with financial institutions that are not suppliers of natural gas or electricity in the ordinary course.  No Letter of Credit will be issued under the LC Facility which is not in compliance with any requirements or provisions of the EDC Documents.
(4) If, at any time, a demand for payment (the amount so demanded being herein referred to as a “relevant amount” for purposes of this Section 5.03) is made under a Letter of Credit and notification thereof is given by the LC Lender to the Agent, then:
(a)	the Agent will promptly notify the applicable Borrower of such demand;
(b)
the LC Lender will pay such relevant amount together with the balance of the amount demanded to the Person entitled thereto on the date upon which such relevant amount becomes payable under the Letter of Credit in accordance with its terms; and

(c)
the LC Lender will notify EDC in accordance with the EDC Documents that it has made such payment under such Letter of Credit, and request that EDC pay such relevant amount to the LC Lender in accordance with the applicable EDC Guarantee.  In the event that EDC has made a payment to the LC Lender pursuant to any EDC Guarantee in respect of a Letter of Credit issued by the LC Lender, EDC shall obtain all of the rights and benefits of the LC Lender under this Agreement to the extent of such payment and shall be subrogated to the rights of the LC Lender to the extent of such payment.

ARTICLE 5

(5) The Borrowers hereby undertake to indemnify and hold harmless the Agent and the LC Lender from time to time on demand by the Agent from and against all liabilities and costs in connection with any Letter of Credit (including, without limitation, any costs incurred in funding any amount which falls due from the LC Lender under any Letter of Credit hereunder but without duplication of costs in respect of which the LC Lender has already been compensated by the fees and charges applicable to Letters of Credit) except where such liabilities or costs result from the gross negligence or wilful misconduct of the person claiming indemnification.
(6) The LC Lender will at all times be entitled, and is irrevocably authorized by the Borrowers, to make any payment under Letters of Credit issued by it for which a request or demand has been made in the required form without any further reference to the applicable Borrower and any investigation or enquiry, need not concern itself with the propriety or validity of any claim made or purported to be made under the terms of such Letter of Credit (except as to compliance with the payment conditions of such Letters of Credit) and will be entitled to assume that any Person expressed in such Letter of Credit as being entitled to make demand or receive payments thereunder is so entitled.  Accordingly, so long as a request or demand has been made as aforementioned, and subject to the preceding sentence, it will not be a defence to any demand made of the Borrowers hereunder, nor will the Borrowers or their obligations hereunder be impaired by the fact (if it be the case) that the LC Lender was or might have been justified in refusing payment, in whole or in part, of the amounts so claimed.
(7) A certificate of the Agent and/or the LC Lender as to the amounts paid by any LC Lender pursuant to this Section 5.03 or the amount paid out under any Letter of Credit will, in the absence of manifest error, be prima facie evidence of the existence and amount of such payment in any legal action or proceeding arising out of or in connection herewith.
(8) The applicable Borrower will pay to the Agent for the benefit of the LC Lender the LC Fee quarterly in arrears beginning on the first of each Fiscal Quarter following the date of issuance of such Letter of Credit.  In addition, for so long as any Letter of Credit is outstanding, the applicable Borrower will pay to the LC Lender a fee equal to [PERCENTAGE REDACTED] of the face amount of each Letter of Credit in Canadian Dollars or US Dollars, as applicable, in advance beginning on the date of issuance of such Letter of Credit.  Such fees will be calculated on the basis of a calendar year and the number of days the Letter of Credit will be outstanding during such period.  The Borrowers will also pay the standard fees and charges of the LC Lender in effect from time to time for issuing and renewing Letters of Credit (all such fees to be non-refundable).  The LC Lender will be entitled to charge a cancellation fee of [AMOUNT REDACTED] per cancelled Letter of Credit.
(9) The full face amount of each Letter of Credit issued by the LC Lender on behalf of a Borrower will be deemed to be an Advance under the LC Facility, which Advance will be retired upon the earlier of:
(a)	the return of the Letter of Credit to the LC Lender for cancellation; or
(b)	the cancellation of the Letter of Credit by the LC Lender in accordance with the terms of the Letter of Credit.

ARTICLE 5

(10) If any Letter of Credit is outstanding at the time an Event of Default has occurred and is continuing or on the Maturity Date, the Borrowers will if required by the LC Lender forthwith pay to the LC Lender an amount (such amount being herein referred to as a “deposit amount” for purposes of this Section 5.03) equal to the undrawn principal amount of the outstanding Letter of Credit, which deposit amount will be held by the LC Lender in an interest bearing account bearing interest at a prevailing rate offered by the LC Lender for deposits as determined by the LC Lender, acting reasonably for application against the indebtedness owing by the Borrowers to the LC Lender in respect of any draw on the outstanding Letter of Credit.  In the event that the LC Lender is not called upon to make full payment on the outstanding Letter of Credit prior to the date which is 90 days after its expiry date, the deposit amount (including all accrued interest thereon) or any part thereof as has not been paid out, will, so long as no Event of Default then exists, be returned as soon as practicable following such expiry date to the Borrowers.
(11) The obligations of the Borrowers with respect to Letters of Credit will be unconditional and irrevocable, and will be paid strictly in accordance with the terms of this Agreement under all circumstances, including, without limitation, the following circumstances:
(a)	any lack of validity or enforceability of any Credit Document or the Letters of Credit;
(b)	any amendment or waiver of or any consent to or actual departure from this Agreement;
(c)
the existence of any claim, set-off, defence or other right which a Borrower may have at any time against any beneficiary or any transferee of a Letter of Credit (or any Persons for which any such beneficiary or any such transferee may be acting), the LC Lender or any other Person or entity, whether in connection with this Agreement, the transactions contemplated herein or in any other agreements or any unrelated transactions;

(d)
any statement or any other document presented under a Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect except for non-compliance with the payment conditions of such Letter of Credit; or

(e)	any other circumstance or happening whatsoever, whether or not similar to any of the foregoing.
It is understood and agreed that the LC Lender will not have any liability for, and that the Borrowers assume all responsibility for: (i) the genuineness of any signature; (ii) the form, validity, genuineness, falsification and legal effect of any draft, certification or other document required by a Letter of Credit or the authority of the Person signing the same (which on its face complies with the terms of such Letter of Credit); (iii) the failure of any instrument to bear any reference or adequate reference to a Letter of Credit or the failure of any Persons to note the amount of any instrument on the reverse of a Letter of Credit or to surrender a Letter of Credit; (iv) the good faith or acts of any Person other than the LC Lender and its agents and employees; (v) the existence, form or sufficiency or breach or default under any agreement or instruments of any nature whatsoever (which on its face complies with the terms of such Letter of Credit); (vi) any delay in giving or failure to give any notice, demand or protest; and (vii) any error, omission, delay in or non-delivery of any notice or other communication, however sent.  The determination as to whether the required documents are presented prior to the expiration of a Letter of Credit and whether such other documents are in proper and sufficient form for compliance with a Letter of Credit will be made by the LC Lender in its sole discretion, which determination will be conclusive and binding upon the Canadian Borrower absent manifest error.  It is agreed that the LC Lender may honour, as complying with the terms of a Letter of Credit and this Agreement, any documents otherwise in order and signed or issued by the beneficiary thereof.  Any action, inaction or omission on the part of the LC Lender under or in connection with the Letters of Credit or any related instruments or documents, if in good faith and in conformity with such laws, regulations or commercial or banking customs as the LC Lender may reasonably deem to be applicable, will be binding upon the Borrowers, and will not affect, impair or prevent the vesting of the LC Lender’s rights or powers hereunder or the Borrowers’ obligation to make full reimbursement of amounts drawn under the Letters of Credit.  Notwithstanding the provision of this Section 5.03(11), the Borrowers will not be responsible for and no Person will be relieved of responsibility for any gross negligence or wilful misconduct of such Person.

ARTICLE 5

(12) Notwithstanding any provision of the Credit Agreement to the contrary, the Borrowers may request Advances by way of issuance of Letters of Credit by the LC Lender in Pound Sterling or Euros.  For the purposes of determining the face amount of any Letter of Credit that is issued in Pound Sterling or Euros (including without limitation, for the purposes of Section 2.09(6) and for the purposes of determining the LC Fee in accordance with Section 5.03(8)), the face amount of such Letter of Credit shall be deemed to be the Equivalent Amount in Canadian Dollars on the date of such determination.  The provisions of this Section 5.03 (including all defined terms referenced herein) will be applicable to Letters of Credit issued in Pound Sterling and Euros mutatis mutandis.
ARTICLE 6
REPAYMENT

6.01	Mandatory Repayment of Principal at Maturity
(1)
Subject to the terms hereof, the Canadian Borrower will repay all Obligations in connection with the Canadian Revolving Facility, including the outstanding principal amount of all Advances thereunder together with all accrued interest, fees, and other amounts then unpaid by it with respect to such Advances, the Commitments under the Canadian Revolving Facility and the Canadian Revolving Facility (which, for greater certainty, will include all amounts payable by the Canadian Borrower to the Agent under Section 5.01(9) with respect to any Bankers’ Acceptances and BA Equivalent Notes outstanding on the Maturity Date and all amounts payable by the Canadian Borrower to the Agent under Section 5.02(11) with respect to Letters of Credit outstanding on the Maturity Date) in full on the Maturity Date and the Canadian Revolving Facility and the Commitments thereunder will be automatically terminated on the Maturity Date.

(2)
Subject to the terms hereof, the US Borrower will repay all Obligations in connection with the US Revolving Facility, including the outstanding principal amount of all Advances thereunder together with all accrued interest, fees and other amounts then unpaid by it with respect to such Advances, the Commitments under the US Revolving Facility and the US Revolving Facility (which, for greater certainty, will include all amounts payable by the US Borrower to the Agent under Section 5.02(11) with respect to Letters of Credit outstanding on the Maturity Date) in full on the Maturity Date, and the US Revolving Facility and the Commitments thereunder will be automatically terminated on the Maturity Date.

ARTICLE 6

(3)
Subject to the terms hereof, the Borrowers will repay all Obligations in connection with the LC Facility, including the outstanding principal amount of all Advances thereunder together with all accrued interest, fees and other amounts then unpaid by it with respect to such Advances, the Commitments under the LC Facility (which, for greater certainty, will include all amounts payable by the US Borrower to the Agent under Section 5.03(10) with respect to Letters of Credit outstanding on the Maturity Date) in full on the Maturity Date, and the LC Facility and the Commitments thereunder will be automatically terminated on the Maturity Date.

6.02	Voluntary Repayments and Reductions
Subject to the Agent receiving a Repayment Notice, which will be given not less than the applicable notice requirement for such Advance being repaid in respect of the Canadian Revolving Facility, the US Revolving Facility or the LC Facility prior to the proposed repayment date and which will be irrevocable, the Borrowers may from time to time repay or prepay Advances outstanding under any Credit Facility without premium, penalty or bonus provided that each such repayment or prepayment will be in a minimum aggregate amount of $1,500,000 and in whole multiples of $500,000 for Advances denominated in Canadian Dollars and in a minimum aggregate amount of US$1,500,000 and in whole multiples of US$500,000 for Advances denominated in United States Dollars.  The Repayment Notice and minimum repayment amounts referenced herein will not apply to repayment of Advances under the Canadian Swingline Facility or the US Swingline Facility.
6.03	Cancellation or Reduction of US Revolving Facility, Canadian Revolving Facility, Canadian Swingline Facility, US Swingline Facility or the LC Facility
(1)
The Canadian Borrower may, at any time, upon giving at least three Business Days prior notice to the Agent, cancel in full or, from time to time, reduce in part, either or both of the Canadian Revolving Facility or the Canadian Swingline Facility without premium, penalty or bonus and, if either or both are reduced, the Commitments of each of the Canadian Lenders (or the Canadian Swingline Lender, as applicable) will be reduced pro rata in the same proportion that the amount of the reduction in either or both of the Canadian Revolving Facility or the Canadian Swingline Facility bears to the amount of either or both of the Canadian Revolving Facility or the Canadian Swingline Facility in effect immediately prior to the reduction; provided, however, that any reduction will be in a minimum amount of Cdn.$1,500,000 and in integral multiples of Cdn.$500,000.  The Canadian Borrower will not cancel all or any portion of the Commitments under the Canadian Revolving Facility if as a result thereof it would be required to repay Bankers’ Acceptances with a maturity date falling subsequent to the due date of such cancellation.  In addition, if the Canadian Borrower cancels all or a portion of the Commitment and as a result thereof it would be required to repay LIBOR Advances, Section 6.05 will apply to such repayment.

ARTICLE 6

(2)
The US Borrower may, at any time, upon giving at least three Business Days’ notice to the Agent, cancel in full or, from time to time, reduce in part, either or both of the US Revolving Facility or the US Swingline Facility without premium, penalty or bonus and, if either or both are reduced, the Commitments of each of the US Lenders  (or the US Swingline Lender, as applicable) will be reduced pro rata in the same proportion that the amount of the reduction in either or both of the US Revolving Facility or the US Swingline Facility bears to the amount of either or both of the US Revolving Facility or the US Swingline Facility in effect immediately prior to the reduction; provided, however, that any reduction will be in a minimum amount of US$1,500,000 and in integral multiples of US$500,000.  If the US Borrower cancels all or a portion of the Commitments under the US Revolving Facility and as a result thereof it would be required to repay LIBOR Advances, Section 6.05 will apply to such repayment.

(3)
Either Borrower may, at any time, upon giving at least three Business Days prior notice to the Agent, cancel in full or, from time to time, reduce in part, the LC Facility without premium, penalty or bonus; provided, however, that any reduction will be in a minimum amount of Cdn.$1,500,000 (or the Equivalent Amount in US Dollars) and in integral multiples of Cdn.$500,000 (or the Equivalent Amount in US Dollars).

6.04	Excess Over the Maximum Amounts
(1)
If the Agent determines that on any day as a result of currency fluctuations the aggregate of (a) Advances in Canadian Dollars then outstanding under the Canadian Revolving Facility (including the Equivalent Amount in Canadian Dollars for Letters of Credit in Euros and Pound Sterling then outstanding under the Canadian Revolving Facility), and (b) the Equivalent Amount in Canadian Dollars of Advances in US Dollars then outstanding under the Canadian Revolving Facility on such day exceeds 103% of the Canadian Revolver Amount then in effect then the Agent will notify the Canadian Borrower that such an event has occurred, and the Canadian Borrower will within two Business Days receipt of such notice, (i) repay Advances under the Canadian Revolving Facility in an amount equal to such excess; or (ii) deposit with the Agent cash or Cash Equivalents in an amount of such excess, provided that if it is determined on any subsequent day that the amount of the deposited amounts exceeds the amount of such excess, the Canadian Borrower may withdraw the amount by which such excess has been reduced.

(2)
If the Agent determines that on any day as a result of currency fluctuations the aggregate of (a) Advances in Canadian Dollars then outstanding under the LC Facility (including the Equivalent Amount in Canadian Dollars for Letters of Credit in Euros and Pound Sterling then outstanding under the LC Facility), and (b) the Equivalent Amount in Canadian Dollars of Advances in US Dollars then outstanding under the LC Facility on such day exceeds the LC Facility Amount then in effect then the Agent will notify the Canadian Borrower that such an event has occurred, and the Canadian Borrower will within two Business Days receipt of such notice, deposit with the Agent cash or Cash Equivalents in an amount of such excess, provided that if it is determined on any subsequent day that the amount of the deposited amounts exceeds the amount of such excess, the Canadian Borrower may withdraw the amount by which such excess has been reduced.

(3)
If the Agent determines that on any day that the aggregate of (a) Advances in Canadian Dollars then outstanding under the Canadian Revolving Facility (including the Equivalent Amount in Canadian Dollars for Letters of Credit in Euros and Pound Sterling then outstanding under the Canadian Revolving Facility), (b) the Equivalent Amount in Canadian Dollars of Advances in US Dollars then outstanding under the Canadian Revolving Facility, (c) the Equivalent Amount in Canadian Dollars of Advances under the US Revolving Facility, (d) Advances in Canadian Dollars then outstanding under the LC Facility (including the Equivalent Amount in Canadian Dollars for Letters of Credit in Euros and Pound Sterling then outstanding under the LC Facility), and (e) the Equivalent Amount in Canadian Dollars of Advances in US Dollars then outstanding under the LC Facility, on such day, exceeds the Borrowing Base, the Agent shall notify the Canadian Borrower that such an event has occurred, and the Borrowers shall immediately upon receipt of such notice, (i) repay Advances under the Credit Facilities in an amount equal to such excess; or (ii) deposit with the Agent cash or Cash Equivalents in an amount of such excess, provided that if it is determined on any subsequent day that the amount of the deposited amounts exceeds the amount of such excess, the Borrowers may withdraw the amount by which such excess has been reduced.

ARTICLE 6

6.05	Payment of Breakage Costs etc.
In connection with each repayment or prepayment hereunder whether voluntary or mandatory (i) in connection with LIBOR Advances which are repaid prior to the end of the applicable LIBOR Interest Period (a) the applicable Borrower will pay to the Agent (for the account of each applicable Lender) all Breakage Costs, or (b) the applicable Borrower will deposit with the Agent cash or Cash Equivalents in an amount equal to the amount due in respect to such LIBOR Advance at the end of the applicable LIBOR Interest Period; and (ii) in connection with Bankers’ Acceptances, BA Equivalent Notes and Letters of Credit which are be repaid prior to their respective maturity or expiry dates, the Canadian Borrower will deposit cash or Cash Equivalents with the Agent (for the benefit of the applicable Lenders) equal to the full face amount at maturity of such Bankers’ Acceptance or BA Equivalent Note or the face amount of such Letters of Credit, as applicable, and will concurrently deliver to the Agent a cash collateral agreement, supporting resolutions, certificates and opinions to the extent requested by the Agent in form and substance satisfactory to the Agent.
6.06	Monthly Repayments
On and after April 1, 2017, on a monthly basis, the Borrowers will repay all outstanding Advances in connection with the Revolving Facilities (other than Letters of Credit outstanding at such time), together with all accrued interest, fees and other invoiced amounts then unpaid and due for payment with respect to such Advances.  Following such repayment, and for a period of three consecutive Business Days, there shall be no Advances outstanding (other than Letters of Credit).  Following such three Business Day period, Advances may be outstanding under the Revolving Facilities, subject to the terms and conditions contained in this Agreement.
ARTICLE 7
PLACE AND APPLICATION OF PAYMENTS

7.01	Place of Payment of Principal, Interest and Fees
(1)
The Canadian Borrower undertakes at all times that any Advance is outstanding to it or any other amount is owed by it under any Credit Document to maintain at the Agent’s Cdn. Payment Branch an account in Cdn. Dollars and an account in US Dollars, which the Agent will be entitled to debit with such amounts as are from time to time required to be paid by the Canadian Borrower under the Credit Documents, as and when such amounts are due, and that each such account will contain sufficient funds, or sufficient funds will be available under the Canadian Swingline Facility, for such purpose.  Without in any way limiting the rights of the Agent pursuant to the foregoing, unless otherwise specifically agreed between the Canadian Borrower and the Agent, the Canadian Borrower hereby directs the Agent to debit the aforesaid accounts with such amounts as are from time to time required to be paid by the Canadian Borrower pursuant to Article 4, Article 5 and Article 6 of this Agreement.  Following any such debit for non-scheduled fees, costs or expenses, the Agent will provide to the Canadian Borrower notice of the debit of such fees, costs or expenses and the reasons therefor.

ARTICLE 7

(2)
The US Borrower undertakes at all times that any Advance is outstanding to it or any other amount is owed by it under any Credit Document to maintain at the Agent’s US Payment Branch an account in US Dollars which the Agent will be entitled to debit with such amounts as are from time to time required to be paid by the US Borrower under the Credit Documents, as and when such amounts are due, and that such account will contain sufficient funds, or sufficient funds will be available under the US Swingline Facility, for such purpose.  Without in any way limiting the rights of the Agent pursuant to the foregoing, unless otherwise specifically agreed between the US Borrower and the Agent, the US Borrower hereby directs the Agent to debit the aforesaid accounts with such amounts as are from time to time required to be paid by the US Borrower pursuant to Article 4, Article 5 and Article 6 of this Agreement.  Following any such debit for non-scheduled fees, costs or expenses, the Agent will provide to the US Borrower notice of the debit of such fees, costs or expenses and the reasons therefor.

(3)
All payments by the Canadian Borrower under any Credit Document, unless otherwise expressly provided in such Credit Document, will be made to the Agent at the Agent’s Cdn. Payment Branch, or at such other location as may be agreed upon by the Agent and the Canadian Borrower, for the account of the Lenders entitled to such payment, not later than 12:00 noon (Toronto time) for value on the date when due, and will be made in immediately available funds without set-off or counterclaim.

(4)
All payments by the US Borrower under any Credit Document, unless otherwise expressly provided in such Credit Document, will be made to the Agent at the Agent’s US Payment Branch, or such other location as may be agreed upon between the Agent and the US Borrower, not later than 12:00 noon (Toronto time) for value on the date when due, and will be made in immediately available funds without set-off or counterclaim.

(5)
Unless the Agent will have been notified by a Borrower not later than 12:00 noon (Toronto time) of the Business Day prior to the date on which any payment to be made by such Borrower under a Credit Document is due that such Borrower does not intend to remit such payment, the Agent will be entitled to assume that such Borrower has remitted or will remit such payment when so due and the Agent may (but will not be obliged to), in reliance upon such assumption, make available to each applicable Lender on such payment date such Lender’s share of such assumed payment.  If such Borrower does not in fact remit such payment to the Agent as required by such Credit Document, each applicable Lender will immediately repay to the Agent on demand the amount so made available to such Lender, together with interest on such amount at the Interbank Reference Rate, in respect of each day from and including the date such amount was made available by the Agent to such Lender to the date such amount is repaid in immediately available funds to the Agent, and such Borrower will immediately pay to the Agent on demand such amounts as are sufficient to compensate the Agent and the Lenders for all costs and expenses (including, without limitation, any interest paid to lenders of funds) which the Agent may sustain in making any such amounts available to the Lenders or which any Lender may sustain in receiving any such amount from, and in repaying any such amount to, the Agent or in compensating the Agent as aforesaid.  A certificate of the Agent as to any amounts payable by a Borrower pursuant to the preceding sentence and containing reasonable details of the calculation of such amounts will be prima facie evidence of the amounts so payable.

ARTICLE 7

(6)
If any amount which has been received by the Agent not later than 12:00 noon (Toronto time) on any Business Day as provided above is not paid by the Agent to a Lender on such Business Day as required under this Agreement, the Agent will immediately pay to such Lender on demand interest on such amount at the Interbank Reference Rate in respect of each day from and including the day such amount was required to be paid by the Agent to such Lender to the day such amount is so paid.  For greater certainty, the Borrowers have no obligation to reimburse the Agent for any such amounts.

7.02	Netting of Payments
If, on any date, amounts would be due and payable under this Agreement in the same currency by the Borrowers to the Lenders, or any one of them, and by the Lenders, or such Lender, to a Borrower, then, on such date, upon notice from the Agent or such Lender stating that netting is to apply to such payments, the obligations of each such party to make payment of any such amount will be automatically satisfied and discharged and, if the aggregate amount that would otherwise have been payable by a Borrower to the Lenders, or such Lender, exceeds the aggregate amount that would otherwise have been payable by the Lenders, or such Lender, to a Borrower or vice versa, such obligations will be replaced by an obligation upon whichever of a Borrower or the Lenders, or such Lender, would have had to pay the larger aggregate amount to pay to the other the excess of the larger aggregate amount over the smaller aggregate amount.  For greater certainty, prior to acceleration of repayment pursuant to Section 11.02, this Section 7.02 will not permit any Lender to exercise a right of set-off, combination or similar right against any amount which a Borrower may have on deposit with such Lender in respect of any amount to which netting is to apply pursuant to this Section 7.02, but will apply only to determine the net amount to be payable by the Lenders or one of them to a Borrower, or by a Borrower to the Lenders or one of them.
ARTICLE 8
REPRESENTATIONS AND WARRANTIES

8.01	Representations and Warranties
Each Borrower represents and warrants to the Agent and to each of the Lenders and acknowledges and confirms that the Agent and each of the Lenders is relying upon such representations and warranties:
(1)
Existence and Qualification  Each Obligor (i) has been duly incorporated, formed, amalgamated, merged or continued, as the case may be, and is validly subsisting as a corporation, company, limited liability company, partnership or trust, under the laws of its jurisdiction of formation, amalgamation, merger or continuance, as the case may; and (ii) is duly qualified, in good standing and has all required Material Licences to carry on its business in each jurisdiction in which the nature of its business requires qualification to the extent necessary to carry on its business.

ARTICLE 8

(2)
Power and Authority  Each Obligor has the corporate, trust, company, limited liability company or partnership power and authority, as the case may be, (i) to enter into, and to exercise its rights and perform its obligations under, the Credit Documents to which it is a party and all other instruments and agreements delivered by it pursuant to any of the Credit Documents, and (ii) to own its Property and carry on its business as currently conducted and as currently proposed to be conducted by it.

(3)
Execution, Delivery, Performance and Enforceability of Documents  The execution, delivery and performance of each of the Credit Documents to which each Obligor is a party, and every other instrument or agreement delivered by an Obligor pursuant to any Credit Document has been duly authorized by all corporate, trust, company or partnership actions required, and each of such documents has been duly executed and delivered.  Each Credit Document to which any Obligor is a party constitutes the legal, valid and binding obligations of such Obligor, enforceable against such Obligor in accordance with its terms  (except, in any case, as such enforceability may be limited by applied bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by principles of equity).

(4)
Credit Documents Comply with Applicable Laws, Organizational Documents and Contractual Obligations  None of the execution or delivery of, the consummation of the transactions contemplated in, or compliance with the terms, conditions and provisions of any of, the Credit Documents by any Obligor, conflicts with or will conflict with, or results or will result in any breach of, or constitutes a default under or contravention of, (a) any Obligors’ Organizational Document, (b) any Material Contract or Material Licence, (c) any Requirement of Law other than immaterial breaches or (d) results or will result in the creation or imposition of any Encumbrance upon any of its Property that is not a Permitted Encumbrance.

(5)
Consent Respecting Credit Documents  Each Obligor has, obtained, made or taken all consents, approvals, authorizations, declarations, registrations, filings, notices and other actions whatsoever required with Governmental Authorities, third parties or otherwise to enable it to execute and deliver each of the Credit Documents to which it is a party and to consummate the transactions contemplated in the Credit Documents.

(6)
Taxes  Except as set forth on Schedule 8.01(6), each Obligor has paid or made adequate provision for the payment of all Taxes levied on its Property or income which are due and payable, or has accrued such amounts in its financial statements for the payment of such Taxes, except for charges, fees or dues which are not material in amount, which are not delinquent or if delinquent are being contested, and in respect of which non-payment would not individually or in the aggregate have, or be reasonably likely to cause, a Material Adverse Effect, and there is at the date given no action, suit, proceeding, investigation, audit or claim now pending, or to its knowledge, threatened by any Governmental Authority regarding any Taxes, nor has it or any other Obligor agreed to waive or extend any statute of limitations with respect to the payment or collection of Taxes.

(7)
Judgments, Etc. At the date given, no Obligor is subject to any judgment, order, writ, injunction, decree or award, or to any restriction, rule or regulation (other than customary or ordinary course restrictions, rules and regulations consistent or similar with those imposed on other Persons engaged in similar businesses) which has not been lifted or stayed or of which enforcement has not been suspended for a period of 15 days or more in an amount (individually or in the aggregate for all Obligors) in excess of the lesser of (a) [AMOUNT REDACTED] and (b) [PERCENTAGE REDACTED] of EBITDA (calculated on a last twelve months basis).

(8)
Absence of Litigation  There are no actions, suits or proceedings pending or, to the best of its knowledge and belief, after due inquiry and all reasonable investigation, threatened against or involving any Obligor which would reasonably be expected to have a Material Adverse Effect, other than in respect of which the Agent has been provided notice of pursuant to Section 9.01(10).

(9)
Title to Assets  Each Obligor has good title to its assets, free and clear of all Encumbrances except Permitted Encumbrances and defects in title which are not material in nature to the conduct of any Obligor’s business, and no Person has any agreement or right to acquire an interest in such assets other than in the ordinary course of its business or pursuant to Permitted Asset Dispositions.  The Pledged Securities constitute all of the equity interests held by each Obligor in any other Obligor.

(10)
Liens  The Security Documents create in favour of the Collateral Agent valid, binding and perfected (when registered or filed) Encumbrances on all right, title and interest in all of the Property which is the subject matter of the Security Documents and those Encumbrances have first priority for all purposes over any other Encumbrances on the Property, except for Permitted Encumbrances which have priority pursuant to Applicable Law.

(11)
Use of Real Property  All real property material to the business of the Obligor owned or leased by each Obligor may be used by such Obligor pursuant to Applicable Law for the present use and operation of the material elements of the business conducted, or intended to be conducted, on such real property by such Obligor.

(12)	Insurance Each Obligor maintains insurance which is in full force and effect that complies with all of the requirements of this Agreement.
(13)
Labour Relations  No Obligor is engaged in any material unfair labour practice or material employment discrimination practice, and there is no material unfair labour practice complaint or material complaint of employment discrimination pending against an Obligor, or to its knowledge threatened against an Obligor, before any Governmental Authority.  To the best of its knowledge, no material grievance or arbitration arising out of or under any collective bargaining agreement is pending against an Obligor or, to the best of its knowledge, threatened against an Obligor, no strike, labour dispute, slowdown or stoppage is pending against an Obligor or, to the best of its knowledge, threatened against an Obligor and no union representation proceeding is pending with respect to any of an Obligor’s employees.

(14)
Compliance with Laws  No Obligor is in material violation of any material Applicable Law or material Applicable Order, subject to the provisions of Section 8.01(27), in the case of Requirements of Environmental Law.

(15)	No Event of Default or Pending Event of Default Neither any Event of Default nor any Pending Event of Default has occurred and is continuing.

ARTICLE 8

(16)	Corporate Structure The corporate structure of JustEnergy and its Subsidiaries is as set out in Schedule 8.01(16) (as updated pursuant to Section 9.04(15) from time to time), which Schedule contains:
(a)
Share Capital of Obligors.  The authorized capital of each Obligor (other than JustEnergy) and each Unrestricted Subsidiary is as provided in Schedule 8.01(16), of which the number of issued and outstanding shares and the beneficial owners thereof is provided for in Schedule 8.01(16).

(b)
Complete Names.  A complete and accurate list of the full and correct name of each Obligor referenced in this Section 8.01(16) (including any French and English forms of name) and the jurisdiction of incorporation or formation of each such Obligor.

(c)	Designation: A designation of each Subsidiary of JustEnergy other than the Borrowers as either a Restricted Subsidiary or an Unrestricted Subsidiary.
(17)
Rights to Acquire Shares of Obligors  No Person has an agreement or option or any other right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, including convertible securities, warrants or convertible obligations of any nature, for the purchase, subscription, allotment or issuance of any unissued shares in the capital of any Obligor (other than JustEnergy).

(18)	Obligors Each Obligor either carries on their Business in Canada, the United States or the United Kingdom, or carries on no business other than being a holding entity.
(19)
Relevant Jurisdictions  Schedule 8.01(19) (as amended from time to time) identifies, in respect of each Obligor, the Relevant Jurisdictions as at the date given including each Obligor’s jurisdiction of formation and organizational registration number (if any), its full address (including postal code or zip code), chief executive office and all places of business and, if the same is different, the address at which the books and records of such Obligor are located and the address from which the invoices and accounts of such Obligor are issued.

(20)
Computer Software  Each Obligor owns or has licensed for use or otherwise has the right to use all of the material software necessary to conduct its businesses.  All Computer Equipment owned or used by an Obligor and necessary for the conduct of business has been properly maintained in all material respects or replaced and is in good working order for the purposes of on-going operation, subject to ordinary wear and tear for Computer Equipment of comparable age and Computer Equipment which has been damaged but is in the course of being repaired.

(21)
Intellectual Property  Each Obligor has rights sufficient for it to use all the Intellectual Property reasonably necessary for the conduct of its business except to the extent failure to do so would not reasonably be expected to have a Material Adverse Effect; all patents, trade-marks or industrial designs which have been either registered or in respect of which a registration application has been filed by it as at the date given are listed on Schedule 8.01(21).  To its knowledge, no Obligor is infringing or misappropriating or is alleged to be infringing or misappropriating the intellectual property rights of any other Person where such infringement or misappropriation is reasonably expected to have a Material Adverse Effect.

ARTICLE 8

(22)	Material Contracts and Material Licences.
(a)	Schedule 8.01(22), (as amended from time to time), accurately sets out all Material Contracts and Material Licences;
(b)
a true and complete certified copy of each Material Contract and Material Licence has been or, within 30 days of its entry into effect, will be delivered to the Agent and each Material Contract and Material Licence is in full force and effect;

(c)
to the Borrowers’ knowledge, no event has occurred and is continuing which would constitute a breach of or a default under any Material Contract or Material Licence which would entitle any party thereto or any applicable Governmental Authority to terminate or revoke such Material Contract or Material Licence;

(d)	each Material Contract is binding upon the Obligor party thereto and, to its knowledge, is a binding agreement of each other Person who is a party to the Material Contract;
(e)	each Material Contract is assignable in accordance with its terms without the consent of the counterparty thereto or such consent has otherwise been obtained; and
(f)
each Customer Contract, other than Customer Contracts totalling no more than 2% of Gross Margin, is assignable in accordance with its terms without the consent of the counterparty thereto or such consent has otherwise been obtained.

(23)	Financial Year End Its financial year end is March 31.
(24)
Financial Information  All of the financial statements which have been furnished to the Agent and the Lenders, or any of them, in connection with this Agreement are complete in all material respects and such financial statements fairly present the results of operations and financial position of the of the Borrowers and their Restricted Subsidiaries as of the dates referred to therein and have been prepared on a Modified Consolidated Basis, except that, in the case of quarterly financial statements, notes to the statements and audit adjustments required by GAAP are not included.  All other financial information (including, without limitation the Operating Budget and the Borrowers projected summary of anticipated Available Supply and Supply Commitments) provided to the Agent and the Lenders as of the date prepared (a) were based on reasonable assumptions and expectations and represent reasonable good faith estimates and (b) were believed to be achievable.

(25)
Liabilities  No Obligor has any liabilities, whether accrued, absolute, contingent or otherwise, of any kind or nature whatsoever, except (i) as disclosed in the financial statements most recently delivered under Section 9.03; (ii) as incurred after the date of such financial statements and are permitted to be incurred hereunder; (iii) as incurred in the ordinary course of business of an Obligor; provided that, in respect this clause (iii), such liabilities: (x) are not material to the Business, (y) are not required in accordance with GAAP to be disclosed in such Obligor’s financial statements referred to in clause (i) above and (z) are not incurred in violation of this Agreement, and (iv) for liabilities consented to by the Agent on behalf of the Majority Lenders.

ARTICLE 8

(26)
No Material Adverse Effect  Since the date of the Borrowers’ most recent financial statements provided to the Agent, there has been no condition (financial or otherwise), event or change in its business, liabilities, operations, results of operations, assets or prospects which would reasonably be expected to have a Material Adverse Effect nor, to the Borrowers’ knowledge, has there been any condition, event or change to the credit rating of Shell Energy or any material LDC which would reasonably be expected to have a Material Adverse Effect.

(27)
Environmental  (a) No Obligor is subject to any civil or criminal proceeding relating to Requirements of Environmental Laws and is not aware of any investigation or threatened proceeding or investigation, (b) each Obligor has all material permits, licenses, registrations and other authorizations required by the Requirements of Environmental Laws for the operation of its business and the properties which it owns, leases or otherwise occupies, (c) each Obligor currently operates its business and its properties (whether owned, leased or otherwise occupied) in compliance in all material respects with all applicable material Requirements of Environmental Laws, (d) no Hazardous Substances are stored or disposed of by any Obligor or otherwise used by an Obligor in violation of any applicable Requirements of Environmental Laws (including, without limitation, there has been no Release of Hazardous Substances by any Obligor at, on or under any property now or previously owned or leased by the Borrowers or any of their Subsidiaries), (e) except as disclosed in the environmental reports identified on Schedule 8.01(27), to the knowledge of the Borrowers (i) all underground storage tanks now or previously located on any real property owned or leased by it have been operated, maintained and decommissioned or closed, as applicable, in compliance with applicable Requirements of Environmental Law; and (ii) no real property or groundwater in, on or under any property now or previously owned or leased by any Obligor is or has been during such Obligor’s ownership or occupation of such property contaminated by any Hazardous Substance except for any contamination that would not reasonably be expected to give rise to material liability under Requirements of Environmental Laws nor, to the best of its knowledge, is any such property named in any list of hazardous waste or contaminated sites maintained under the Requirements of Environmental Law.

(28)
CERCLA  No portion of any Obligor’s Property has been listed, designated or identified in the National Priorities List or the CERCLA Information System both as published by the United States Environmental Protection Agency, or any similar list of sites published by any federal, state or local authority proposed for requiring clean up or remedial or corrective action under any Requirements of Environmental Laws.

(29)
Canadian Welfare and Pension Plans The Canadian Borrower has adopted all Canadian Welfare Plans and all Canadian Pension Plans in accordance with Applicable Laws and each such plan has been maintained and is in compliance in all material respects with its terms and such laws including, without limitation, all requirements relating to employee participation, funding, investment of funds, benefits and transactions with the Obligors and persons related to them. As of the Effective Date and at no time preceding the Effective Date has any Obligor maintained, sponsored, administered, contributed to, or participated in a Specified Canadian Pension Plan. With respect to Canadian Pension Plans: (a) no steps have been taken to terminate any Canadian Pension Plan (wholly or in part) which could result in any Obligor being required to make an additional contribution in excess of [AMOUNT REDACTED] to the Canadian Pension Plan; (b) no contribution failure in excess of [AMOUNT REDACTED] has occurred with respect to any Canadian Pension Plan sufficient to give rise to a lien or charge under any applicable pension benefits laws of any other jurisdiction; and (c) no condition exists and no event or transaction has occurred with respect to any Canadian Pension Plan which is reasonably likely to result in any Obligor incurring any liability, fine or penalty in excess of [AMOUNT REDACTED]. No Obligor has a contingent liability in excess of [AMOUNT REDACTED] with respect to any post-retirement benefit under a Canadian Welfare Plan. With respect of each Canadian Pension Plan: (a) all contributions (including employee contributions made by authorized payroll deductions or other withholdings) required to be made to the appropriate funding agency in material compliance with all Applicable Laws and the terms of each Pension Plan have been made in accordance with all Applicable Laws and the terms of each Canadian Pension Plan; and (b) no event has occurred and no conditions exist with respect to any Canadian Pension Plan that has resulted or could reasonably be expected to result in any Canadian Pension Plan being the subject of a requirement to be wound up (wholly or in part) by any applicable regulatory authority, having its registration revoked or refused by any applicable regulatory authority or being required to pay any taxes or penalties under any applicable pension benefits or tax laws.

ARTICLE 8

(30)
ERISA Plans  (a) Each ERISA Plan of any Obligor carrying on business in the United States has been maintained and is in compliance in all material respects with Applicable Laws including, without limitation, all requirements relating to employee participation, investment of funds, benefits and transactions with the Obligors and persons related to them, (b) with respect to such ERISA Plans: (i) no condition exists and no event or transaction has occurred with respect to any such ERISA Plan that is reasonably likely to result in any Obligor, to the best of its knowledge, incurring any liability, fine or penalty in excess of the US$ Equivalent Amount of [AMOUNT REDACTED]; and (ii) no Obligor carrying on business in the United States has a contingent liability with respect to any post-retirement benefit under a US Welfare Plan in excess of the US$ Equivalent Amount of [AMOUNT REDACTED], (c) all contributions (including employee contributions made by authorized payroll deductions or other withholdings) required to be made have been made in accordance with all Applicable Laws and the terms of each ERISA Plan, (d) each of the ERISA Plans that is intended to be “qualified” within the meaning of Section 401(a) of the Code (i) has received a favourable determination letter from the IRS, (ii) is or will be the subject of an application for a favourable determination letter, and no circumstances exist that has resulted or could reasonably be expected to result in the revocation or denial of any such determination letter, or (iii) is entitled to rely on an appropriately updated prototype plan document that has received a national office determination letter and has not applied for a favourable determination letter of its own and (e) no Obligor carrying on business in the United States has any US Pension Plans and no multiemployer plans as defined in Section 4001(a)(3) of ERISA are maintained by any Obligor or to their knowledge have been maintained by any member of any Obligor’s Controlled Group.

(31)
Not an Investment Company  No Obligor is an “investment company” or a company “controlled” by an “investment company” within the meaning of the United States Investment Company Act of 1940 or a “holding company”, or a “subsidiary company” of a “holding company”, or an “affiliate” of a holding company, or of a “subsidiary company” of a “holding company”, within the meaning of the United States Public Utility Holding Company Act of 2005.

(32)
No Margin Stock  No Obligor is engaged in the business of extending credit for the purpose of purchasing or carrying margin stock.  None of the proceeds of any Advance will be used to purchase or carry, or to reduce or retire or refinance any credit incurred to purchase or carry, any margin stock (within the meaning of Regulations U and X of the Board of Governors of the Federal Reserve System of the United States) or to extend credit to others for the purpose of purchasing or carrying any margin stock.

ARTICLE 8

(33)
Full Disclosure  All information provided or to be provided by or on behalf of any Obligor to the Agent and the Lenders in connection with the Credit Facilities (including with respect to the creditworthiness of Shell Energy and the LDCs) was or will be at the time prepared, to its knowledge, true and correct in all material respects and none of the documentation furnished to the Agent and the Lenders by or on behalf of any Obligor, to its knowledge, omitted or will omit as of such time, a material fact necessary to make the statements contained therein not misleading in any material way, and all expressions of expectation, intention, belief and opinion contained therein were honestly made on reasonable grounds after due and careful inquiry by it at the time made (and, to its knowledge any other Person who furnished such material on behalf of them).

(34)
Insolvency  From and after the Effective Date, no Obligor, nor any of its predecessors where applicable, (i) has committed any act of bankruptcy; (ii) is insolvent, or has proposed, or given notice of its intention to propose, a compromise or arrangement pursuant to any bankruptcy or insolvency law to its creditors generally; (iii) has any petition for a receiving order in bankruptcy filed against it (unless it has been discharged or dismissed or it is being contested actively and diligently in good faith by appropriate and timely proceedings and is dismissed, vacated or permanently stayed within 15 days of  knowledge by such Obligor of its institution), made a voluntary assignment in bankruptcy, taken any proceeding with respect to any compromise or arrangement pursuant to any bankruptcy or insolvency law, taken any proceeding to have itself declared bankrupt or wound-up, taken any proceeding to have a receiver appointed of any part of its assets, or has had any Encumbrancer take possession of any material part of its Property; or (iv) has had an execution or distress claiming payment in excess of [AMOUNT REDACTED] become enforceable or become levied on any of its Property which has not been satisfied.

(35)
Non-Arm’s Length Transactions  All agreements, arrangements or transactions between any Obligor, on the one hand, and any Associate of, Affiliate of or other Person not dealing at Arm’s Length with such Obligor, on the other hand (other than another Obligor), in existence at the date hereof are set forth on Schedule 8.01(35) or are otherwise permitted pursuant to Section 9.04(19).

(36)
Solvency  Immediately after the making of each Advance to either Borrower, and after giving effect to the application of the proceeds of such Advances, (i) the fair value of the assets of each Obligor, at a fair valuation, will exceed the debts and liabilities, subordinated, contingent or otherwise, of each Obligor; (ii) the present fair saleable value of the Property of each Obligor will be greater than the amount that will be required to pay the probable liability of each Obligor on its debts and other liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured; (iii) each Obligor will be able to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured; and (iv) each Obligor, if required pursuant to Applicable Law, will not have unreasonably small capital with which to conduct the businesses in which it is engaged as such businesses are now conducted and are proposed to be conducted after the date hereof.

ARTICLE 8

(37)	Debt No Obligor has any Debt that is not Permitted Debt.
(38)
Bank Accounts  No Obligor maintains a bank account other than as set forth on Schedule 8.01(38).  Schedule 8.01(38) contains a list of all bank accounts maintained by the Obligors together with a list of all blocked account agreements and deposit account control agreements entered into in connection therewith.

(39)
Schedules  The information contained in each Schedule attached hereto is as at the date hereof, or at the time a replacement thereof is provided to the Agent or the Lenders pursuant hereto, will be true, correct and complete in all material respects.

(40)	$330 Million Debenture Indenture. The $330 Million Convertible Debentures may only be converted into common shares of JustEnergy pursuant to the terms of the $330 Million Debenture Indenture.
(41)	$160 Million Debenture Indenture. The $160 Million Convertible Debentures may only be converted into common shares of JustEnergy pursuant to the terms of the $160 Million Debenture Indenture.

(42)
OFAC.  It is not in violation of, in any material respect, any of the country or list based economic and trade sanctions administered and enforced by OFAC.  As of the date of this Agreement, no Obligor (i) is a Sanctioned Person or (ii) is a Person designated under Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001.  If a senior officer of any Obligor receives any written notice that any Obligor, any Affiliate or any Subsidiary of any Obligor is named on the then current OFAC SDN List (such occurrence, an “OFAC Event”), such Obligor shall promptly (i) give written notice to the Agent and the Lenders of such OFAC Event, and (ii) comply in all material respects with all applicable laws with respect to such OFAC Event (regardless of whether the party included on the OFAC SDN List is located within the jurisdiction of the United States of America), and each Obligor hereby authorizes and consents to the Agent and the Lenders taking any and all steps the Agent or the Lenders deem necessary, in their sole but reasonable discretion, to avoid violation of, in any material respect, all applicable laws with respect to any such OFAC Event.

(43)
Anti-Corruption Laws.  No part of the proceeds of the Advances shall be used, directly or, to the Borrowers’ knowledge, indirectly: (a) to offer or give anything of value to any official or employee of any foreign government department or agency or instrumentality or government-owned entity, to any foreign political party or party official or political candidate, or to anyone else acting in an official capacity, in order to obtain, retain or direct business, or obtain any improper advantage, in material violation of any Anti-Corruption Law.

(44)
Anti-Terrorism Laws.  To the extent applicable, each Obligor is in compliance, in all material respects, with (i) the U.S. Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the United States Treasury Department (31 C.F.R. Subtitle B, Chapter V, as amended) and any other enabling legislation or executive order relating thereto, (ii) the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (United States), as amended (the “Patriot Act”); and (iii) Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (collectively with clauses (i) and (ii) above, the “Anti-Terrorism Laws”).   The use of the proceeds of the Advances will not violate, in any material respect, the Trading with the Enemy Act, as amended, or any of the foreign assets control regulations of the United States Treasury Department (31 C.F.R. Subtitle B, Chapter V, as amended) or any enabling legislation or executive order relating thereto, in any material respect.

ARTICLE 8

8.02	Survival and Repetition of Representations and Warranties
The representations and warranties set out in Section 8.01 will be repeated (i) in each Compliance Certificate delivered pursuant to Section 9.03(3), (ii) as of the date of each request for a new Advance by a Borrower, and (iii) in accordance with Section 9.05 in connection with the designation of Restricted Subsidiaries and Unrestricted Subsidiaries; except in any such case to the extent that on or prior to such date the Borrowers advise the Agent in writing of the variation in any such representation or warranty as of such date; and provided further that such disclosure will not excuse any breach of covenant or Event of Default arising hereunder other than as a result of the incorrectness of such representation and warranty.
ARTICLE 9
COVENANTS

9.01	Positive Covenants
So long as this Agreement is in force and except as otherwise permitted by the prior written consent of the Majority Lenders, each Borrower will and will cause each other Obligor to:
(1)	Timely Payment Make due and timely payment of the Obligations required to be paid by it hereunder and under each other Credit Document.
(2)
Conduct of Business, Maintenance of Existence, Compliance with Laws  (a) engage in business of the same general type as now conducted by it; (b) carry on and conduct its business and operations in a proper, efficient and businesslike manner, in accordance with good business practice; (c) except as otherwise permitted by Section 9.04(2), preserve, renew and keep in full force and effect its existence; (d) take all action necessary to maintain all material registrations, material licenses, material rights, material privileges and franchises necessary or desirable in the normal conduct of its business; and (e) comply in all material respects with all Requirements of Law, including without limitation, Requirements of Environmental Law.

(3)
Further Assurances  Provide the Agent and the Lenders with such other documents, opinions, consents, acknowledgements and agreements as are reasonably necessary to implement this Agreement, the other Credit Documents and are required by the Agent from time to time.

(4)
Access to Information  Promptly provide the Agent with all information reasonably requested by the Agent for and on behalf of the Lenders from time to time concerning its financial condition and Property, and during normal business hours and from time to time upon reasonable notice, permit representatives of the Agent, and the Lenders if accompanied by the Agent, to inspect any of its Property, to examine and take extracts from its financial books, accounts and records including but not limited to accounts and records stored in computer data banks and computer software systems, and to discuss its financial affairs, its business or any part of its Property with its senior officers and (in the presence of such of its representatives as it may designate) its auditors.  If an Event of Default or a Pending Event of Default has occurred and is continuing, the Canadian Borrower will pay all reasonable expenses incurred by such representatives in order to visit a Borrower’s premises or attend at its and each other Obligor’s principal office, as applicable, for such purposes.

ARTICLE 9

(5)
Payment Obligations  Pay or discharge, or cause to be paid or discharged (i) before the same become delinquent (A) all Taxes imposed upon it or upon its income or profits or in respect of its business or Property and file all tax returns in respect thereof and (B) all required payments under any of its Debt and (ii) in a timely manner in accordance with prudent business practices (A) all lawful claims for labour, materials and supplies, and (B) all other material obligations the failure of which would reasonably be expected to result in an Event of Default; provided, however that it will not be required to pay or discharge or to cause to be paid or discharged any such amount referred to in clauses (i) and (ii) so long as the validity or amount thereof is being contested in good faith by appropriate proceedings and an adequate reserve in accordance with GAAP and satisfactory to the Agent, acting reasonably, has been established in its books and records.

(6)	Use of Credit Facilities Use the proceeds of the Credit Facilities as contemplated by Section 2.08.
(7)
Insurance  Maintain or cause to be maintained with reputable insurers, coverage against risk of loss or damage to its Property (including public liability and damage to property of third parties), business interruption insurance, fire and extended peril insurance and boiler and machinery insurance of such types as is customary for and would be maintained by a corporation with an established reputation engaged in the same or similar business in similar locations and provide to the Agent, on an annual basis, if requested, evidence of such coverage.  The Collateral Agent will be indicated in all insurance policies, as applicable, as a loss payee and additional insured.

(8)	Notice of Event of Default or Pending Event of Default Promptly notify the Agent of any Event of Default or Pending Event of Default that would apply to it or to any Obligor of which it becomes aware.
(9)
Notice of Material Adverse Effect  Promptly notify the Agent of any condition (financial or otherwise), event or change in its or any other Obligor’s business, liabilities, operations, results of operations, assets or prospects which would reasonably be expected to have a Material Adverse Effect.

(10)
Notice of Litigation  Diligently defend itself and its properties from and against any lawsuits or claims in accordance with prudent business practice and promptly notify the Agent on becoming aware of the occurrence of any litigation, dispute, arbitration, proceeding or other circumstance (including, without limitation, any such dispute with Shell Energy or any LDC) the result of which if determined adversely would be a judgment or award against it (i) in excess of [AMOUNT REDACTED] or (ii) would reasonably be expected to result in a Material Adverse Effect to it, and (A) from time to time provide the Agent with all reasonable information requested by the Agent concerning the status of any such proceeding and (B) provide the Agent semi-annually in March and September of each year, a written update prepared by internal counsel to the Borrowers in respect of each such proceeding in excess of [AMOUNT REDACTED].

ARTICLE 9

(11)	Other Notices Promptly, upon having knowledge, give notice to the Agent on behalf of the Lenders of:
(a)	any violation of any Applicable Law, which does or could reasonably be expected to have a Material Adverse Effect;
(b)	any termination or expiration of or default under a Material Contract or Material Licence;
(c)	any damage to or destruction of any property, real or personal, of any Obligor having a replacement cost in excess of [AMOUNT REDACTED];
(d)	the receipt of insurance proceeds by any Obligor in excess of [AMOUNT REDACTED];
(e)
any change in the regulatory framework relating to the energy market which is materially adverse to the Business or could reasonably be expected to be materially adverse to the Business with the passage of time; or

(f)	any Encumbrance registered against any property or assets of any Obligor, other than a Permitted Encumbrance;
(g)	any entering into of a Material Contract or Material Licence;
(h)	any assignment of a Material Contract by the counterparty thereto.
(12)
Computer Software  Own or license for use or otherwise maintain the right to use all of the material software necessary to conduct its businesses and in all material respects, properly maintain and keep in good working order for the purposes of on-going operation, all Computer Equipment owned or used by an Obligor and necessary for the conduct of business, subject to ordinary wear and tear for Computer Equipment of comparable age and lost or damaged Computer Equipment replaced or repaired to the extent required to conduct its Business.

(13)
Intellectual Property  Maintain rights sufficient for it to use all the Intellectual Property reasonably necessary for the conduct of its business and not knowingly infringe or misappropriate in any material way the intellectual property rights of any other Person.

(14)
Environmental Compliance  Operate its business in compliance in all material respects with all applicable material Requirements of Environmental Laws and operate all Property owned, leased or otherwise occupied by it with a view to ensuring that no material obligation, including a clean-up or remedial obligation, will arise in respect of an Obligor under any Requirements of Environmental Law; provided however, that if any such obligation arises, the applicable Obligor will promptly satisfy or contest such obligation at its own cost and expense.  It will promptly notify the Agent, to the extent not disclosed as of the date hereof, upon (i) learning of the existence of Hazardous Substance located on, above or below the surface of any land which it owns, leases, operates, occupies or controls (except those being stored, used or otherwise handled in substantial compliance with applicable Requirements of Environmental Law), or contained in the soil or water constituting such land and (ii) the occurrence of any lawfully reportable release, spill, leak, emission, discharge, leaching, dumping or disposal of Hazardous Substances that has occurred on or from such land which, in either case, is likely to result in liability under Requirements of Environmental Law.

ARTICLE 9

(15)	Security With respect to the Security:
(a)
provide to the Collateral Agent the Security required from time to time pursuant to Article 10 in accordance with the provisions of such Article, accompanied by supporting resolutions, certificates and opinions as reasonably requested by the Collateral Agent and in form and substance satisfactory to the Collateral Agent; and

(b)
do, execute and deliver all such things, documents, security, agreements and assurances as may from time to time be reasonably requested by the Collateral Agent to ensure that the Collateral Agent holds at all times valid, enforceable, perfected first priority Encumbrances (subject only to Permitted Encumbrances) from the Obligors meeting the requirements of Article 10.

(16)
Maintenance of Property  Keep all Property necessary in its business in good working order and condition, normal wear and tear excepted, save for lost or damaged Property replaced or repaired to the extent required to conduct its Business.

(17)	ERISA Matters
(a)	Maintain each ERISA Plan in compliance in all material respects with all applicable Requirements of Law;
(b)
refrain from adopting, participating in or becoming obligated with respect to any US Pension Plan or multiemployer plan as defined in Section 4001(a)(3) of ERISA without the prior written consent of the Lenders; and

(c)
promptly notify the Agent on becoming aware of (i) the institution of any steps by any Person to terminate any US Pension Plan, (ii) the failure of any Obligor to make a required contribution to any US Pension Plan if such failure is sufficient to give rise to an Encumbrance under Section 303(k) of ERISA, (iii) the taking of any action with respect to a US Pension Plan which is reasonably likely to result in the requirement that any Obligor furnish a bond or other security to the US Pension Benefit Guaranty Corporation under ERISA or such Pension Plan, or (iv) the occurrence of any event with respect to any ERISA Plan which is reasonably likely to result in any Obligor incurring any liability, fine or penalty in excess of [AMOUNT REDACTED], and following notice to the Agent thereof, provide copies of all documentation relating thereto if requested by the Agent.

ARTICLE 9

(18)	Canadian Pension Plans

(a)	maintain each Canadian Pension Plan in compliance in all material respects with all applicable Requirements of Law;
(b)	refrain from adopting, participating in or becoming obligated with respect to any Specified Canadian Pension Plan without the prior written consent of the Lenders; and
(c)
promptly notify the Agent on becoming aware of (i) the institution of any steps by any Person to terminate any Canadian Pension Plan, (ii) the failure of any Obligor to make a required contribution to any Canadian Pension Plan if such failure is sufficient to give rise to a deemed trust or lien under applicable pension benefits standards laws, or (iii) the occurrence of any event with respect to any Canadian Pension Plan or Canadian Welfare Plan which is reasonably likely to result in any Obligor incurring any liability, fine or penalty in excess of [AMOUNT REDACTED], and following notice to the Agent thereof, provide copies of all documentation relating thereto if requested by the Agent.

(19)
Employee Benefit and Welfare Plans  Maintain all employee benefit and Canadian Welfare Plans relating to the Business in compliance in all material respects with all Applicable Laws and ensure that all premiums and payments relating to employee benefits and pensions are paid as due.

(20)
Additional Information  Promptly provide the Agent, upon receipt thereof, with copies of all “management letters” or other material letters submitted by independent public accountants in connection with audited financial statements described in Section 9.03 raising issues associated with the audit of the Obligors.

(21)
Maintenance of Material Contracts and Material Licenses  Except as otherwise permitted under Section 9.04(17), maintain in good standing and perform all of its obligations under and comply with all Material Contracts and Material Licenses.

(22)
Maintenance of Bank Accounts  (a) Maintain all bank accounts and other forms of deposit account solely with a financial institution that has entered into a blocked account agreement or deposit account control agreement with the Collateral Agent on terms satisfactory to the Collateral Agent, and (b) cause any cash or cash equivalents that are the property of any Obligor to be held with a Lender.

(23)	Fulfillment of Obligations Fulfill and perform any and all of its material obligations to its Customers in whole, Shell Energy and any material LDCs.
(24)
LDC Agreements  Notify the Agent of any notices received from LDCs in connection with any collections, services, agreements or any Transportation Agreements, requests to increase the billing service amount under any Collection Services Agreements, offsets or material matters under any LDC Agreement, in each case which would reasonably be expected to have a Material Adverse Effect.

ARTICLE 9

(25)	Minimum Supplier Credit Rating
(a)
Only enter into or renew or permit the assignment of Supplier Contracts where, in any case, the supplier thereunder (including, without limitation, Shell Energy) and any new supplier (i) has a minimum credit rating of (A) BBB or higher by S&P, (B) Baa2 or higher by Moody’s, (C) BBB or higher by Fitch, or (D) BBB or higher by DBRS (the “Minimum Supplier Rating”), (ii) has its obligations backed by a guarantee from a Person with a credit rating meeting the requirements of (i) hereof or by a letter of credit issued by a bank whose long-term debt is rated at least “A” by S&P, or (iii) is not rated or does not have its obligations backed by a guarantee or letter of credit as described in (i) or (ii) hereof provided that all such suppliers do not exceed 10% of the total supply under all Supplier Contracts.

(b)
For the purposes of determining the Minimum Supplier Rating in (a) above, if at any time such supplier is rated by more than one rating agency, the Minimum Supplier Rating shall be determined by reference to the highest of all applicable ratings, unless one of the ratings is two or more categories lower than the other ratings, in which case the Minimum Supplier Rating for such supplier shall be determined by reference to the category next above that of the lowest rating.

(26)
No Supplier Recourse  Other than in connection with Financial Assistance which is permitted pursuant to Section 9.04(5), ensure that no supplier to any Unrestricted Subsidiary has any recourse to any Obligor.

(27)
Hedges  If, pursuant to any report provided to the Agent pursuant to Section 9.03(7) or if the Agent reasonably determines at any time that, the Hedge Cap is exceeded, the Canadian Borrower or any other Obligor, as applicable, will forthwith unwind sufficient Hedges (for greater certainty, other than Commodity Hedges) with the Lender Hedge Providers to reduce the Aggregate Swap Exposure to below the Threshold Amount.

(28)
Keepwell. Each Qualified ECP Guarantor hereby jointly and severally absolutely, unconditionally and irrevocably undertakes to provide such funds or other support as may be needed from time to time by each other Obligor to honour all of its obligations under the Guarantee in respect of Swap Obligations (provided, however, that each Qualified ECP Guarantor shall only be liable under this Section for the maximum amount of such liability that can be hereby incurred without rendering its obligations under this Section, or otherwise under the Guarantee, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer, and not for any greater amount). The obligations of each Qualified ECP Guarantor under this Section and under the Guarantee shall remain in full force and effect until discharged in accordance with this Agreement and the Guarantee . Each Qualified ECP Guarantor intends that this Section constitute, and this Section shall be deemed to constitute, a “keepwell, support, or other agreement” for the benefit of each other Obligor for all purposes of Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

ARTICLE 9

9.02	Financial Covenants
So long as this Agreement is in force and except as otherwise permitted by the prior written consent of the Majority Lenders:
(1) Total Debt to EBITDA Ratio  The Borrowers, on a Modified Consolidated Basis, will ensure that the Total Debt to EBITDA Ratio determined as at the last day of each Fiscal Quarter is not greater than 3.50:1, in respect of the immediately preceding Four Quarter Period.
(2) Senior Debt to EBITDA Ratio  The Borrowers, on a Modified Consolidated Basis, will ensure that the Senior Debt to EBITDA Ratio determined as at the last day of each Fiscal Quarter is not greater than 1.50:1 in respect of the immediately preceding Four Quarter Period.
9.03	Reporting Requirements
So long as this Agreement is in force and except as otherwise permitted by the prior written consent of the Majority Lenders, the Canadian Borrower will:
(1)
Annual Reports  As soon as available and in any event within 120 days after the end of each Fiscal Year, cause to be prepared and delivered to the Agent the audited consolidated financial statements of JustEnergy, including, without limitation, a balance sheet, statement of equity, income statement and cash flow statement, certified by the chief financial officer of JustEnergy.

(2)	Quarterly Reports
(a)
As soon as available and in any event within 60 days of the end of each of its first three Fiscal Quarters of each Fiscal Year, cause to be prepared and delivered to the Agent as at the end of such Fiscal Quarter the unaudited interim consolidated financial statements of JustEnergy, including, in each case and without limitation, an income statement, balance sheet and cash flow statement, certified by the chief financial officer of JustEnergy.

(b)
As soon as available and in any event within 60 days of the end of each Fiscal Quarter (including the fourth Fiscal Quarter), cause to be prepared and delivered to the Agent as at the end of such Fiscal Quarter the unaudited financial statements of the Borrowers prepared on a Modified Consolidated Basis, including, in each case and without limitation, an income statement, balance sheet and cash flow statement, certified by the chief financial officer of JustEnergy.

(3)	Compliance Certificate Concurrently with the delivery of the financial statements referred to in Sections 9.03(1) and (2) above, provide the Agent with a Compliance Certificate.
(4)	Operating Budget As soon as available and in any event not later than June 30 in each year for the next three Fiscal Years, provide to the Agent for the Lenders, the Operating Budget.

ARTICLE 9

(5)
Supply/Demand Projection  Within 30 days of the end of each Fiscal Quarter, cause to be prepared and delivered to the Agent a supply vs. demand summary in respect of the Obligors’ projected next 12 months and the next 36 months anticipated Available Supply and Supply Commitments for natural gas, electricity and JustGreen Products, separately.

(6)
Borrowing Base Certificate  As soon as available, and in any event within 30 days after the end of each Fiscal Quarter, furnish to the Agent a Borrowing Base Certificate setting out the calculation of the Borrowing Base as at the last day of the Fiscal Quarter just ended, and, semi-annually, commencing on September 30, 2013, including a calculation of the Key Assumptions in the manner set forth in Schedule I.1.  In the event that any Key Assumption calculated in such manner exceeds the Key Assumption Variance Limit for such Key Assumption, the Borrowing Base calculation shall be amended for the following Fiscal Quarter so that the actual prior 12-month period figure is used for such Key Assumption which exceeded the Key Assumption Variance Limit.

(7)
Hedging Exposure  As soon as practicable and in any event within 30 days after the end of each Fiscal Quarter, provide to the Agent a report containing a summary of all outstanding hedging positions for all Hedges with Lender Hedge Providers (whether positive or negative) measured on a marked-to-market basis aggregated by product type (Commodity Hedge, Interest Rate Hedge, Currency Hedge or Equity Hedge) and in event that the Threshold Amount is exceeded, such reports will be provided by the Canadian Borrower to the Agent on a weekly basis.

(8)
Marked to Market Calculation  As soon as available, and in any event within 10 Business Days after the end of each month, deliver to the Agent the Canadian Borrower’s good faith calculation of the marked-to-market exposure under its Supplier Contracts.

(9)
Portfolio Report  As soon as available and in any event within 30 days of the end of each Fiscal Quarter, cause to be prepared and delivered to the Agent a portfolio report (substantially in the form of the report attached hereto as Schedule 9.03(9)), which report shall include the Canadian Borrower’s good faith calculation of the marked-to-market exposure for each of the following categories: Canadian gas, US gas, Canadian power and US power.

(10)
Sufficient Copies to Agent  Ensure that in complying with this Section 9.03, the Agent is supplied with such quantities of all materials as the Agent may require in order to distribute such materials to each of the Lenders and wherever possible, that electronic copies are sent which the Agent is then authorized to send electronically to the Lenders.

(11)
Other Information  Deliver to the Agent such other information relating to the conduct of business or financial condition of the Obligors as the Agent on behalf of the Lenders may reasonably request from time to time.

ARTICLE 9

9.04	Negative Covenants
So long as this Agreement is in force and except as otherwise permitted by the prior written consent of the Majority Lenders, each Borrower will not and will ensure that each other Obligor will not:
(1)	Disposition of Property Except for Permitted Asset Dispositions, Dispose of, in one transaction or a series of transactions, all or any part of its Property, whether now owned or hereafter acquired.
(2)
Fundamental Changes  Enter into any corporate transaction (or series of transactions), whether by way of arrangement, reorganization, consolidation, amalgamation, merger or otherwise, whereby all or substantially all of its undertaking and assets would become the property of any other Person or in the case of any amalgamation, the property of the continuing corporation resulting from the amalgamation, except that if at the time of and immediately after giving effect to the corporate transaction, if no Event of Default will have occurred and be continuing, it may amalgamate or merge (including by way of a wind-up that is not as a result of an insolvency) with or transfer all or substantially all of its assets to a Borrower or any wholly-owned Subsidiary of a Borrower; provided that it provides the Collateral Agent with prior notice of any such transaction and upon any amalgamation or merger (except by way of a wind-up), the resulting company or the entity to whom the assets have been transferred, as applicable, delivers to the Collateral Agent the Security Documents and an assumption agreement pursuant to which the amalgamated or merged company or the entity to whom the assets have been transferred, as applicable, confirms its assumption of all of the obligations of the amalgamating or merging companies or the entity which transferred the assets, as applicable, under the Credit Documents and such other security, certificates and opinions as may be required by the Collateral Agent including, if applicable, a pledge of the amalgamated or merged company’s shares.

(3)
No Debt  Create, incur, assume or permit any Debt to remain outstanding, other than Permitted Debt; provided that (a) the Borrowers shall be in pro forma compliance with the financial covenants set forth in Section 9.02 as the last day of the most recently ended Fiscal Quarter, and in projected compliance therewith for the succeeding Four Quarter Period, in each case, after giving effect to the incurrence of any High Yield Debt, Convertible Subordinated Debentures or UK Convertible Bonds, and the Borrowers shall have provided the Agent with evidence satisfactory to it confirming such pro forma compliance; (b) at the time of issuance of any High Yield Debt, Convertible Subordinated Debentures or UK Convertible Bonds, no Pending Event of Default or Event of Default shall have occurred and be continuing or would result therefrom; and (c) the aggregate principal amount of all Permitted Debt described in clauses (a) and (j) of the definition of “Permitted Debt” shall at no time exceed the Lender Limitation Amount (as defined in the Intercreditor Agreement).

(4)	No Repayment or Prepayment of Debt
(a)
Directly or indirectly voluntarily prepay, defease or in substance defease, purchase, redeem, retire or otherwise acquire any Debt identified in the following subsections of the definition of “Permitted Debt”, in advance of Debt outstanding under this Agreement (except to the extent such payment is a non-cash Permitted Distribution): (g), (h) (other than purchases made under the NCIB (Debt) in accordance with the terms of this Agreement), (i) (to the extent that any such guarantee is a guarantee of Debt identified in subsection (g), (h), (k), (l) or (n) of the definition of “Permitted Debt”), (k) (if the Person acquired pursuant to the applicable Permitted Acquisition is not wholly owned by the applicable Obligor), (l) or (n);

ARTICLE 9

(b)
make any amendment or modification to the subordination, ranking, term, granting of security or postponement terms of any indenture, note or other agreement evidencing or governing any Debt or any other term of such agreement which would be adverse to the Lenders;

(c)
following the occurrence of an Event of Default or a Pending Event of Default which, in either case, is continuing, make any payment in respect of any Debt other than (i) Debt hereunder, (ii) Existing Intercompany Debt or Future Intercompany Debt between Obligors (other than to JustEnergy), (iii) non-cash Permitted Distributions in respect of Debt, or (iv) payments in respect of obligations secured by Purchase Money Security Interests and lease payments under Capital Leases; and

(d)
notwithstanding Subsection 9.04(4)(a), the Borrowers shall be permitted to repay the $330 Million Convertible Debentures, the $100 Million Convertible Debentures, the $160 Million Convertible Debentures or the UK Convertible Bonds; provided that:

(i)	any such debt is converted into common shares of JustEnergy on or before the applicable maturity date of such debt;
(ii)	any such debt is repaid or refinanced on terms satisfactory to the Majority Lenders; or
(iii)
at the time of any such repayment and following the making of any such repayment, the Borrowers are in pro forma compliance with all covenants contained in this Agreement (including, for greater certainty, Section 9.04(7)) and no Pending Event of Default or Event of Default has occurred or would result from the making of any such repayment.

(5)	No Financial Assistance Give any Financial Assistance to any Person other than:
(a)	Existing Intercompany Debt;
(b)	Future Intercompany Debt;
(c)	guarantees made by the Obligors of Permitted Debt (other than Convertible Subordinated Debentures);
(d)	Financial Assistance to Restricted Subsidiaries;
(e)	loans and advances to employees made in accordance with Section 9.04(9);
(f)
Financial Assistance to Unrestricted Subsidiaries (i) that is financed by way of (A) public equity issuances, (B) Subordinated Debt, or (C) Excess Distributable Free Cash Flow; and (ii) that is financed by any means other than those described in clauses (f)(i)(A), (B) or (C), in an amount not exceeding in the aggregate amount of [AMOUNT REDACTED]; provided further that the aggregate amount of all Financial Assistance to Unrestricted Subsidiaries shall not exceed [AMOUNT REDACTED];

ARTICLE 9

(g)
equity investments in energy services companies and related businesses; provided that the amount of such equity investments, together with the aggregate amount of consideration for Acquisitions permitted under clause (f) of the definition of “Permitted Acquisitions”, shall not exceed (i) [AMOUNT REDACTED] in the aggregate in any Fiscal Year and (ii) [AMOUNT REDACTED in the aggregate during the term of this Agreement; and

(h)
investments in residential solar projects; provided that such investments shall only be financed by way of Excess Distributable Free Cash Flow, less any amount of Financial Assistance provided to Unrestricted Subsidiaries by way of Excess Distributable Cash Flow pursuant to Subsection 9.04(5)(f)(i)(C).

Notwithstanding clauses (a) to (h) above, no Financial Assistance shall be given by an Obligor to any Person that is not an Obligor if a Pending Event of Default or an Event of Default has occurred or if the making of any such Financial Assistance would cause a Pending Event of Default or Event of Default to occur.
(6)	No Imbalance in Commitments
(a)
Permit, at any time, the projected amount of Available Supply of natural gas for the next 12 months to (i) exceed 110% of Supply Commitments for natural gas, or (ii) be less than 90% of Supply Commitments for natural gas in the same period;

(b)
permit, at any time, the projected amount of Available Supply of electricity for the next 12 months to (i) exceed 110% of Supply Commitments for electricity, or (ii) be less than 90% of Supply Commitments for electricity in the same period;

(c)
permit, at any time, the projected amount of Available Supply of JustGreen Products for the next 12 months to (i) exceed 150% of Supply Commitments for JustGreen Products, or (ii) be less than 90% of Supply Commitments for JustGreen Products in the same period;

(d)
permit, at any time, the projected amount of Available Supply of natural gas for the next 36 months to (i) exceed 115% of Supply Commitments for natural gas, or (ii) be less than 85% of Supply Commitments for natural gas in the same period;

(e)
permit, at any time, the projected amount of Available Supply of electricity for the next 36 months to (i) exceed 115% of Supply Commitments for electricity, or (ii) be less than 85% of Supply Commitments for electricity in the same period;

(f)
permit, at any time, the projected amount of Available Supply of JustGreen Products for the next 36 months to (i) exceed 150% of Supply Commitments for JustGreen Products, or (ii) be less than 90% of Supply Commitments for JustGreen Products in the same period; and

ARTICLE 9

(g)
permit, at any time, the notional value of the projected amount of the Available Supply of JustGreen Products that exceeds the notional value of the Supply Commitments for JustGreen Products to exceed 1.0% of the aggregate notional value of Supply Commitments for electricity, natural gas and JustGreen Products.

(7)
No Distributions  Make or permit any Distributions, other than Permitted Distributions; provided that: (a) the aggregate of all Permitted Distributions (other than cash interest payments on High Yield Debt) in cash to any Person who is not an Obligor shall not exceed actual Distributable Free Cash Flow in any Fiscal Quarter (calculated on a last twelve months basis); (b) Permitted Distributions in cash between Obligors following the occurrence of Pending Event of Default or an Event of Default shall only be made as follows: (i) by any Obligor organized in the United States to the US Borrower or (ii) by any Obligor to the Canadian Borrower; and (c) no Permitted Distributions shall be made in cash to any Person that is not an Obligor if a Pending Event of Default or an Event of Default has occurred or if the making of any such cash Distribution would cause a Pending Event of Default or Event of Default to occur.  Amounts used by the Borrowers to repay in full the outstanding principal amount of the $330 Million Convertible Debentures shall not be included for the purposes of calculating Distributable Free Cash Flow and will not constitute Distributions for purposes of clause (a) of this Section 9.04(7).

(8)	Distribution Restrictions Other than this Agreement, enter into any agreement that would limit its ability to effect any dividends or distributions.
(9)	Management Fees Make or pay any bonus, consulting or management fee or corporate overhead payment or other like payment to any shareholder, director or officer, or any of their Affiliates, except for:
(a)	salaries, benefits and other employment remuneration (including employee loans) paid in the ordinary course of business and on commercially reasonable terms; and
(b)
any bonus, consulting or management fee or directors fee or payments to directors and officers of it, provided that any such payments are part of a commercially reasonable compensation package being paid by it for management services rendered.

(10)	No Encumbrances Subject to Section 9.04(22), create, incur, assume or permit to exist any Encumbrance upon any of its Property except Permitted Encumbrances.
(11)	No Acquisitions Make any Acquisition other than Permitted Acquisitions; provided however that Unrestricted Subsidiaries will be permitted to enter into Acquisitions.
(12)	No Change to Year End Make any change to its Fiscal Year, other than to March 31.

ARTICLE 9

(13)
No Change to Business Carry on any business other than the Business; provided that no more than 7.5% of all revenue generated from the Business shall be generated from the marketing or sale of JustGreen Products, calculated on a Modified Consolidated Basis.

(14)
Location of Assets in Other Jurisdictions  Except for any Property being delivered to a Customer in the ordinary course of business of such Obligor as part of the performance of its obligations, or the provision of its services, to such Customer in the ordinary course of business of such Obligor, locate any Property (other than natural gas) outside of the jurisdictions identified in Schedule 9.04(14) or move any Property from one jurisdiction to another jurisdiction where the movement of such Property would cause the Encumbrance of the Security over such Property to cease to be perfected under Applicable Law, or knowingly suffer or permit in any other manner any of its Property to not be subject to the Encumbrance of the Security or to be or become located in a jurisdiction as a result of which the Encumbrance of Security over such Property is not perfected, unless (x) the applicable Obligor has first given 21 days prior written notice thereof to the Agent, and (y) such Obligor has first executed and delivered to the Agent all Security and all financing or registration statements in form and substance satisfactory to the Agent which the Agent or its counsel, acting reasonably, from time to time deem necessary or advisable to ensure that the Security at all times constitutes a perfected first priority Encumbrance (subject only to Permitted Encumbrances) over such Property notwithstanding the movement or location of such Property as aforesaid together with such supporting certificates, resolutions, opinions and other documents as the Agent may deem necessary or desirable in connection with such security and registrations.

(15)
No Share Issuance  Issue any new capital other than (a) Future Intercompany Equity, and (b) the issuance of common shares or preferred shares of JustEnergy to the public (which, for greater certainty, shall include any private placement).

(16)	Amendments to Organizational Documents Amend any of its Organizational Documents in a manner that would be prejudicial to the interests of any of the Lenders under the Credit Documents.
(17)	Material Contracts
(a)
Allow any circumstances to arise which would allow any Material Contract to lapse or to be terminated during its term if such lapse or termination would be adverse to the Lenders in any material respect;

(b)
amend, vary, alter or waive any material term of any Material Contract in any material respect if such amendment, variance, alteration or waiver would be adverse to the Lenders in any material respect;

(c)	assign any Material Contract, except for assignment to the Collateral Agent pursuant to the Security Documents; and
(d)
enter into any Supplier Contract which contains reporting or financial covenants that are in addition to or that are more restrictive than the reporting and financial covenants contained in Section 9.01 and 9.02 of the Intercreditor Agreement.

ARTICLE 9

(18)	Hostile Take-Over Bid Make or complete a Hostile Take-Over Bid.
(19)
Non-Arm’s Length Transactions  Effect any transactions with any Person (other than an Obligor) not dealing at Arm’s Length with the transacting Obligor except for (i) those transactions identified in Schedule 8.01(35) on the Effective Date; (ii) the payment and receipt of Permitted Distributions; (iii) transactions permitted under Section 9.04(5); (iv) technical and administrative service agreements on commercially reasonable terms between any of JustEnergy or JEC and its Subsidiaries and the provision of the services contemplated thereby; and (v) sales arrangements on commercially reasonable terms between an Obligor and an Unrestricted Subsidiary with respect to the Business.

(20)
Sale and Leaseback  Enter into any arrangement with any Person providing for the leasing by any Obligor, as lessee, of property which has been or is to be sold or transferred by such Obligor to such Person or to any other Person to whom funds have been or are to be advanced by such Person on the security of such property or the lease obligation of any Obligor.

(21)	Hedging Contracts Enter into or permit to be outstanding at any time any Hedge unless such Hedge satisfies the following conditions:
(a)	if such Hedge is an Interest Rate Hedge, it is designed to protect the Obligors against fluctuations in interest rates;
(b)	if such Hedge is a Currency Hedge, it is designed to protect the Obligors against fluctuations in currency exchange rates;
(c)	if such Hedge is an Equity Hedge, it is designed to protect the Obligors against fluctuations in share price;
(d)	such Hedge has been entered into by an Obligor bona fide and in good faith in the ordinary course of its business for the purpose of carrying on the same and not for speculative purposes; and
(e)
after entering into such Hedge (for greater certainty, other than Commodity Hedges) with a Lender Hedge Provider, the Aggregate Swap Exposure of all Hedges (for greater certainty, other than Commodity Hedges) with Lender Hedge Providers would be less than the Threshold Amount.

(22)
Customer Contracts  Permit any Encumbrances on Customer Contracts other than Permitted Encumbrances; provided, however, an Obligor may permit Encumbrances on Customer Contracts in favour of suppliers for such Customer Contracts so long as (i) revenue generated on all such Customer Contracts Encumbered in favour of suppliers accounts for no more than 3% of revenue generated by all Customer Contracts; and (ii) gross margin generated by such Customer Contracts Encumbered in favour of suppliers accounts for no more than 3% of gross margin of JustEnergy (on a consolidated basis) calculated on a rolling four quarter basis at the end of each Fiscal Quarter.  The Encumbrances of the Security over Customer Contracts that may be Encumbered in favour of suppliers from time to time in accordance herewith, will be released from time to time in accordance with the terms of the Intercreditor Agreement.

ARTICLE 9

(23)
No Accounts  Open any new bank accounts unless a deposit account control agreement in respect of such new account is entered into between the Collateral Agent, the applicable Obligor and the financial institution where such new bank account is to be located, in form and substance satisfactory to the Agent acting reasonably.

(24)
Anti-Money Laundering and Anti-Terrorism Finance Laws; Foreign Corrupt Practices Act; Sanctions Laws; Restricted Person.  The Borrowers shall not, and shall not permit any Subsidiary to, (a) engage in or conspire to engage in any transaction that violates, in any material respect, any Anti-Terrorism Law or the FCPA, or (b) use any part of the proceeds of the Advances, directly or, to the Borrowers’ knowledge, indirectly, for any conduct that would cause the representations and warranties in Section 8.01(43) to be untrue in any material respect as if made on the date any such conduct occurs.

9.05	Restricted and Unrestricted Subsidiaries
So long as this Agreement is in force and except as otherwise permitted by the prior written consent of the Majority Lenders, each Borrower will ensure that:
(1)	No Subsidiaries JustEnergy has no Subsidiaries, other than Restricted Subsidiaries and Unrestricted Subsidiaries.
(2)	Status of Subsidiaries Each Subsidiary of JustEnergy:
(i)
shall be a corporation, limited partnership, general partnership, trust or limited liability corporation formed under the laws of (A) Canada or a province thereof, (B) a state of the United States of America or the District of Columbia, (C) the United Kingdom, (D) Germany, (E) Belgium or (F) Holland; and

(ii)
shall (A) if such Subsidiary is a Restricted Subsidiary, be wholly-owned by JustEnergy, a Borrower or a Restricted Subsidiary, or (B) if such Subsidiary is an Unrestricted Subsidiary, be owned, wholly or in part (subject to the terms of this Agreement), by JustEnergy or another Subsidiary.

(3)
Security  Upon formation or acquisition, unless designated as an Unrestricted Subsidiary pursuant to Section 9.05(5), each Subsidiary will provide to the Agent a guarantee of the Obligations and will provide to the Collateral Agent Security Documents creating first charge security on all Property subject to Permitted Encumbrances of such Subsidiary, together with such opinions and other documents (including, without limitation, the Intercreditor Agreement and the Restricted Subsidiary Subordination Agreement) as the Agent may reasonably require, all in form and substance acceptable by the Agent.  If designated as a Restricted Subsidiary, all shares in the capital stock (or other certificates representing all equity interests) shall be delivered to the Collateral Agent together with related stock powers duly executed in blank.

(4)	Composition of Borrowers and Restricted Subsidiaries At all times the Borrowers and Restricted Subsidiaries shall constitute not less than 80% of the:
(a)	consolidated revenue of JustEnergy and all its Subsidiaries; and
(b)	consolidated gross margin of JustEnergy and all its Subsidiaries.
(5)
Designation of an Unrestricted Subsidiary  From time to time the Canadian Borrower may designate an existing Restricted Subsidiary or a newly formed Subsidiary as an Unrestricted Subsidiary; provided that:

(a)
after giving effect to such designation, all representations and warranties contained in Section 8.01 of this Agreement will be true and correct in all material respects with the same force and effect as if such representations and warranties had been made on and as of the date of such designation with respect to such Unrestricted Subsidiary;

(b)
the Borrowers are in compliance with all covenants contained herein and no Pending Event of Default or Event of Default shall have occurred and be continuing or will occur as a result of such designation;

(c)	the Canadian Borrower shall have provided the Agent with a certificate of an officer certifying the foregoing; and
(d)	the Canadian Borrower shall have delivered to the Agent a revised Schedule 8.01(16) showing all Restricted Subsidiaries and Unrestricted Subsidiaries of JustEnergy following such designation.

ARTICLE 9

In the event that a Restricted Subsidiary becomes an Unrestricted Subsidiary pursuant to the terms hereof, the Collateral Agent will release the Security provided by such Person in accordance with the terms of the Intercreditor Agreement.
(6)
Revocation of Designation as an Unrestricted Subsidiary  From time to time the Canadian Borrower may change the designation of a Subsidiary from an Unrestricted Subsidiary to a Restricted Subsidiary; provided that:

(a)
after giving effect to such designation, all representations and warranties contained in Section 8.01 of this Agreement will be true and correct in all material respects with the same force and effect as if such representations and warranties had been made on and as of the date of such designation;

(b)
the Borrowers are in compliance with all covenants contained herein and no Pending Event of Default or Event of Default shall have occurred and be continuing or will occur as a result of such designation;

(c)	the Canadian Borrower shall have provided the Agent with a certificate of an officer certifying the foregoing;
(d)
the Subsidiary will provide to the Agent a guarantee and to the Collateral Agent Security Documents creating first charge security on all Property of the Subsidiary (subject to Permitted Encumbrances), together with such opinions and other documents as the Agent and its counsel may require all in form and substance acceptable by the Agent as its counsel; and

(e)	the Canadian Borrower shall have delivered to the Agent a revised Schedule 8.01(16) showing all Restricted Subsidiaries and Unrestricted Subsidiaries of JustEnergy following such designation.

ARTICLE 10

ARTICLE 10
SECURITY

10.01	Form of Security
As continuing collateral security for the payment and satisfaction of all Obligations of the Borrowers to the Agent, the Lenders and the Lender Hedge Providers, the Borrowers shall, and shall have caused each other Obligor to have delivered prior to the Effective Date to the Collateral Agent the Security Documents described in Schedule 10.01, all of which will be in form and substance satisfactory to the Agent.
10.02	After Acquired Property and Further Assurances
The Canadian Borrower will and will cause each other Obligor to from time to time and, at the request of the Agent, execute and deliver all such further deeds or other instruments of conveyance, assignment, transfer, mortgage, pledge or charge in connection with any of its Property, whether now existing or acquired by any Obligor after the date hereof and intended to be subject to the security interests created pursuant to the Security Documents including any insurance thereon, as are reasonably required in connection with the charging of such property.  The Canadian Borrower will and will cause each other Obligor to provide sufficient notice to the Agent of any change of name or adoption of a French form of name or change of jurisdiction of incorporation or formation of any Obligor, in order for the Agent to preserve the security interests created hereby.  Without limiting the generality of the foregoing, the Canadian Borrower will and will cause each other Obligor to, at the request of the Agent, cause to be subordinated, secured and (so long as an Event of Default exists) postponed any or all Existing Intercompany Debt and Future Intercompany Debt and will enter into such instruments as the Collateral Agent deems necessary to effect such postponement and subordination and to subject such Existing Intercompany Debt and Future Intercompany Debt to the Encumbrances of the Security including, without limitation, the Restricted Subsidiary Subordination Agreement.
10.03	Benefit of Security
The benefit of the provisions of the Credit Documents directly relating to the Security shall extend to and be available to any Lender Hedge Provider and the Agent or the Collateral Agent, as applicable, will hold such Security as trustee on behalf of each Lender Hedge Provider in accordance with the provisions of the Credit Documents for any Lender Hedge Provider and will hold and enforce such benefits in accordance with the Credit Documents on behalf of the Lender Hedge Providers as long as, by accepting such benefits, such Lender Hedge Provider agrees, as among the Collateral Agent, the Agent and all the Lenders that such Lender Hedge Provider is bound by (and, if requested by the Collateral Agent or the Agent, as applicable, shall confirm such agreement in a writing in form and substance acceptable to the Collateral Agent or the Agent,  as applicable) the Credit Documents and subject to Section 16.16(2), the decisions and actions of the Collateral Agent, the Agent and the Majority Lenders (or, where expressly required by the terms of this Agreement, a greater proportion of the Lenders as required herein) to the same extent a Lender is bound; provided, however, that, notwithstanding the foregoing (a) each of the Collateral Agent, the Agent and the Lenders shall be entitled to act at its sole discretion, without regard to the interest of any Lender Hedge Provider, regardless of whether any Obligation owing to any Lender Hedge Provider remains outstanding, or any Lender Hedge Provider is deprived of the benefit of the collateral subject to the Security, becomes unsecured or is otherwise affected or put in jeopardy thereby, and without any duty or liability to such Lender Hedge Provider or any such Obligation owing to a Lender Hedge Provider (and, in particular, the Collateral Agent or the Agent, as applicable, will not be a fiduciary of any Lender Hedge Provider) and (b) subject to Section 16.16(2), no Lender Hedge Provider shall have any right to be notified of, consent to, direct, require or be heard with respect to, any action taken or omitted in respect of the Security or under any Credit Document.

ARTICLE 11

ARTICLE 11
DEFAULT

11.01	Events of Default
The occurrence of any one or more of the following events (each such event being herein referred to as an “Event of Default”) will constitute a default under this Agreement:
(1)	if either Borrower fails to pay any amount of principal of any Advance when due and payable; or
(2)	if either Borrower fails to pay any interest or fees when due and payable hereunder or under any other Credit Document and such non-payment continues for a period of three Business Days; or
(3)
if either Borrower fails to pay any Obligation (other than an Obligation for which a failure to pay is specifically dealt with elsewhere in this Section 11.01) when due and payable and such non-payment continues for a period of ten Business Days after notice by the Agent; or

(4)	if either Borrower fails to observe or perform any of the financial covenants in Section 9.02 or any of the negative covenants in Section 9.04; or
(5)
if either Borrower fails to observe or perform any of the positive covenants in Section 9.01 or the reporting covenants in Section 9.03 and either Borrower will fail to remedy such default within the earlier of 15 Business Days from the date (i) either Borrower becomes aware of such default or (ii) the Agent delivers written notice of the default to either Borrower; or

(6)
if any Obligor neglects to observe or perform any covenant or obligation in this Agreement or any other Credit Document on its part to be observed or performed (other than a covenant or condition whose breach or default in performance is specifically dealt with elsewhere in this Section 11.01) and either Borrower fails to remedy such default within the earlier of 15 Business Days from the date (i) such Obligor becomes aware of such default or (ii) the Agent delivers written notice of the default to either Borrower; or

ARTICLE 11

(7)
if any representation or warranty made by any Obligor in this Agreement, any Credit Document or in any certificate or other document at any time delivered hereunder to the Agent or any Lender will prove to have been incorrect in any material respect on and as of the date thereof and such representation or warranty is not thereafter made true and correct within 15 Business Days of any Obligor becoming aware of its incorrectness; or

(8)	if any Obligor ceases or threatens to cease to carry on business generally except as permitted by this Agreement, or admits its inability or fails to pay its debts generally; or
(9)
if any Obligor (i) fails to make any payment when such payment is due and payable, to any Person in relation to any Debt (other than Debt for which a failure to pay is specifically dealt with elsewhere in this Section 11.01) which, in the aggregate principal amount then outstanding, is in excess of $10,000,000 and such payment is not made within any applicable cure or grace period; or (ii) defaults in the observance or performance of any other agreement or condition in relation to any such Debt which in the aggregate principal amount then outstanding is in excess of $10,000,000 or contained in any instrument or agreement evidencing, securing or relating thereto and such default is not waived or cured within any applicable cure or grace period, or any other event will occur or condition exist, the effect of which default or other condition is to cause, or to permit the holder of such Debt to cause, such Debt to become due prior to its stated maturity date; or

(10)	if any Obligor denies its obligations under any Credit Document or claims any of the Credit Documents to be invalid or withdrawn in whole or in part; or
(11)
if any of the Credit Documents or any material provision of any of them becomes unenforceable, unlawful or is changed by virtue of legislation or by a court, statutory board or commission, and the applicable Obligor does not, within ten days of receipt of notice of such Credit Document or material provision becoming unenforceable, unlawful or being changed and being provided with any required new agreement or amendment for execution, replace such Credit Document with a new agreement that is in form and substance satisfactory to the Majority Lenders or amend such Credit Document to the satisfaction of the Majority Lenders; or

(12)
if a decree or order of a court of competent jurisdiction is entered adjudging an Obligor, a bankrupt or insolvent or approving as properly filed a petition seeking the winding-up of an Obligor under the Companies’ Creditors Arrangement Act (Canada), the Bankruptcy and Insolvency Act (Canada), the Bankruptcy Code (United States) or the Winding-Up and Restructuring Act (Canada) or any other bankruptcy, insolvency or analogous laws or issuing sequestration or process of execution against any substantial part of the assets of an Obligor or ordering the winding up or liquidation of its affairs; or

(13)
if any Obligor becomes insolvent, makes any assignment in bankruptcy or makes any other assignment for the benefit of creditors, makes any proposal under the Bankruptcy and Insolvency Act (Canada) or any comparable law, seeks relief under the Companies’ Creditors Arrangement Act (Canada), the Bankruptcy Code (United States), the Winding-Up and Restructuring Act (Canada) or any other bankruptcy, insolvency or analogous law, is adjudged bankrupt, files a petition or proposal to take advantage of any act of insolvency, consents to or acquiesces in the appointment of a trustee, receiver, receiver and manager, interim receiver, custodian, sequestrate or other Person with similar powers of itself or of all or any substantial portion of its assets, or files a petition or otherwise commences any proceeding seeking any reorganization, arrangement, composition or readjustment under any applicable bankruptcy, insolvency, moratorium, reorganization or other similar law affecting creditors’ rights or consents to, or acquiesces in, the filing of such a petition; or

ARTICLE 11

(14)
if any proceeding or filing will be instituted or made against any Obligor seeking to have an order for relief entered against such Obligor as debtor under, or to adjudicate it bankrupt or insolvent, or seeking liquidation, winding-up, reorganization, arrangement, adjustment or composition under, any law relating to bankruptcy, insolvency, reorganization or relief of debtors (including, without limitation, the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Bankruptcy Code (United States) and the Winding-Up and Restructuring Act (Canada)), or seeking appointment of a receiver, trustee, custodian or other similar official for such Obligor or for any substantial part of its properties or assets unless the proceeding or filing is being contested actively and diligently in good faith by appropriate and timely proceedings and is dismissed, vacated or indefinitely stayed within 15 days of  knowledge by such Obligor of its institution; or

(15)	if an Encumbrancer takes possession by appointment of a receiver, receiver and manager, or otherwise of any material portion of the Property of any Obligor; or
(16)
if a final judgment, execution, writ of seizure and sale, sequestration or decree for the payment of money due will have been obtained or entered against the Obligors in an amount (individually or in the aggregate for all Obligors) in excess of the lesser of (a) $15,000,000 and (b) 10% of EBITDA (calculated on a last twelve months basis), unless such judgment, execution, writ of seizure and sale, sequestration or decree is and remains vacated, discharged or stayed pending appeal within the applicable appeal period; or

(17)
if any of the Security will cease to be a valid and perfected first priority security interest subject only to Permitted Encumbrances and the Borrowers will have failed to remedy such default within ten days of a Borrower becoming aware of such fact and being provided by the Agent with any documentation required to be executed to remedy such default; or

(18)
if an event of default (after giving effect to any applicable cure periods) occurs under one or more Material Contracts of any Obligor to which the counterparty thereto is party to the Intercreditor Agreement; or

(19)
if an event of default occurs under one or more Material Contracts of any Obligor (other than an event of default specifically dealt with in this Section, including, without limitation, subsection (18) hereof) and such event of default would reasonably be expected to result in (i) a material disruption of the supply of gas or electricity to such Obligor, or (ii) a material non-payment to such Obligor; provided that if such event has not resulted in a Material Adverse Effect, such Obligor will have 60 days following such event to cure such event or enter into a replacement Material Contract in form and substance satisfactory to the Agent and the Majority Lenders; or

ARTICLE 11

(20)	if a Material Licence is terminated or revoked if same is necessary for the continued operation of the Business substantially as conducted prior to such termination or revocation; or
(21)
if a Change of Control occurs and the Borrowers do not offer to prepay all Advances and permanently cancel the Credit Facilities and, to the extent such offer is accepted by the Lenders, do not prepay the Advances and permanently cancel the Credit Facilities on or before the time such Change of Control occurs; or

(22)
except as permitted hereunder, if proceedings are commenced for the dissolution, liquidation or winding-up of any Obligor, or for the suspension of the operations of any Obligor unless such proceedings are being actively and diligently contested in good faith; or

(23)	if any report of a Borrower’s auditors with respect to financial statements provided hereunder contains any qualification which is unacceptable to the Lenders acting reasonably; or
(24)	there will have occurred a Material Adverse Effect; or
(25)	if there is a change in the regulatory framework relating to the energy market which will result in a Material Adverse Effect; or
(26)
if there is a write-down of the consolidated assets of JustEnergy, determined on a consolidated basis, in an amount in excess of Cdn.$50,000,000 in any Fiscal Year (excluding normal course amortization or depreciation of assets).

11.02	Acceleration and Termination of Rights
If any Event of Default occurs and is continuing, all Obligations will, upon demand made by the Agent, at the option of the Agent or upon the request of the Majority Lenders, become immediately due and payable at the rate or rates determined as herein provided, to the date of actual payment thereof, all without notice, presentment, protest, additional demand, notice of dishonour or any other demand or notice whatsoever, all of which are hereby expressly waived by each Obligor and the Commitments will be terminated; provided, if any Event of Default described in Section 11.01(12) through 11.01(14) with respect to a Borrower occurs, the Commitments (if not theretofore terminated) will automatically terminate and the outstanding principal amount of all Advances and all other Obligations will automatically be and become immediately due and payable.  In such event either the Lenders, the Lender Hedge Providers or the Agent or the Collateral Agent on their behalf may, in their discretion, exercise any right or recourse and/or proceed by any action, suit, remedy or proceeding against any Obligor authorized or permitted by law for the recovery of all the Obligations of the Borrowers to the Lenders and the Lender Hedge Providers and proceed to exercise any and all rights hereunder and under the Security and no such remedy for the enforcement of the rights of the Lenders and the Lender Hedge Providers will be exclusive of or dependent on any other remedy but any one or more of such remedies may from time to time be exercised independently or in combination.

ARTICLE 11

11.03	Payment of Bankers’ Acceptances and Letters of Credit
The Canadian Borrower will pay to the Agent for the account of the Lenders the principal amount of any unmatured Bankers’ Acceptance or BA Equivalent Note or the face amount of any unexpired Letter of Credit if demand is made pursuant to Section 11.02.  Failing such payment the Agent on behalf of the Lenders will have the option at any time without notice to the Borrowers to give notice to the Canadian Lenders to make an Advance to the Canadian Borrower equal to the principal amount of all unmatured Bankers’ Acceptances and the face amount of all unexpired Letters of Credit issued at the request of the Canadian Borrower or to the US Lenders to make an Advance to the US Borrower equal to the face amount of all unexpired Letters of Credit issued at the request of the US Borrower.  The proceeds of such Advances will be held by the Agent in interest bearing cash collateral accounts for the benefit of the Canadian Borrower or the US Borrower, as the case may be, bearing interest at a prevailing rate offered by the Agent for deposits as determined by the Agent, acting reasonably and will be applied in payment of such Bankers’ Acceptances as they mature and such Letters of Credit if payment is required thereunder or otherwise as the Agent may require.  The Borrowers will execute and deliver as security for such Advances all such security as the Lenders may deem necessary or advisable in connection therewith including, without limitation, an assignment of credit balance in respect of such cash collateral accounts.
11.04	Remedies Cumulative and Waivers
For greater certainty, it is expressly understood and agreed that the respective rights and remedies of the Lenders and the Agent hereunder or under any other Credit Document or instrument executed pursuant to this Agreement are cumulative and are in addition to and not in substitution for any rights or remedies provided by law or by equity; and any single or partial exercise by the Lenders or by the Agent of any right or remedy for a default or breach of any term, covenant, condition or agreement contained in this Agreement or other document or instrument executed pursuant to this Agreement will not be deemed to be a waiver of or to alter, affect or prejudice any other right or remedy or other rights or remedies to which any one or more of the Lenders and the Agent may be lawfully entitled for such default or breach.  Any waiver by the Lenders or the Agent of the strict observance, performance or compliance with any term, covenant, condition or other matter contained herein and any indulgence granted, either expressly or by course of conduct, by the Lenders or the Agent will be effective only in the specific instance and for the purpose for which it was given and will be deemed not to be a waiver of any rights and remedies of the Lenders or the Agent under this Agreement or any other Credit Document or instrument executed pursuant to this Agreement as a result of any other default or breach hereunder or thereunder.
11.05	Termination of Lenders’ Obligations
The occurrence of an Event of Default that has not been waived by the Lenders will relieve the Lenders of all obligations to provide any further Advances hereunder whether by Rollover, Conversion or otherwise, by way of Bankers’ Acceptances (and BA Equivalent Notes), LIBOR Advances or Letters of Credit; provided that the foregoing will not prevent the Lenders from disbursing money hereunder in reduction of then outstanding Bankers’ Acceptances and Letters of Credit.  For greater certainty any such Advances will be at the sole discretion of the Lenders.  The Agent may reallocate all Advances pro rata among the Lenders in such manner as the Agent determines is equitable.

ARTICLE 11

11.06	Saving
The Lenders will not be under any obligation to the Borrowers or any other Person to realize any collateral or enforce the Security or any part thereof or to allow any of the collateral to be sold, dealt with or otherwise disposed of.  Except by reason of Applicable Law, the Lenders will not be responsible or liable to the Obligors or any other Person for any loss or damage upon the realization or enforcement of, or the failure to realize or enforce the collateral or any part thereof or the failure to allow any of the collateral to be sold, dealt with or otherwise disposed of or for any act or omission on their respective parts or on the part of any director, officer, agent, servant or adviser in connection with any of the foregoing, except that a Lender may be responsible or liable for any loss or damage arising from the wilful misconduct or negligence of that Lender.
11.07	Perform Obligations
If an Event of Default has occurred and is continuing and if any Borrower has failed to perform any of its covenants or agreements in the Credit Documents, the Majority Lenders, may, but will be under no obligation to, instruct the Agent on behalf of the Lenders to perform any such covenants or agreements in any manner deemed fit by the Majority Lenders without thereby waiving any rights to enforce the Credit Documents.  The reasonable expenses (including any legal costs) paid by the Agent and the Lenders in respect of the foregoing will be an Obligation and will be secured by the Security.
11.08	Third Parties
No Person dealing with the Lenders or any agent of the Lenders will be concerned to inquire whether the Security has become enforceable, or whether the powers which the Lenders, the Agent or the Collateral Agent are purporting to exercise have been exercisable, or whether any Obligations remain outstanding upon the security thereof, or as to the necessity or expediency of the stipulations and conditions subject to which any sale will be made, or otherwise as to the propriety or regularity of any sale or other disposition or any other dealing with the collateral charged by such Security or any part thereof.
11.09	Set-Off or Compensation
(1)
In addition to and not in limitation of any rights now or hereafter granted under applicable law, if repayment is accelerated pursuant to Section 11.02, the Lenders, or any of them, may at any time and from time to time without notice to the Borrowers or any other Person, any notice being expressly waived by the Borrowers, set-off and compensate and apply any and all deposits, general or special, time or demand, provisional or final, matured or unmatured, and any other indebtedness at any time owing by the Lenders, or any of them, to or for the credit of or the account of such Borrower, against and on account of the Obligations notwithstanding that any of them are contingent or unmatured.  Any Lender exercising a right of set-off will thereafter comply with the terms of the Intercreditor Agreement respecting such set-off.  Each Lender agrees that if it shall, by exercising any right of set-off or counterclaim or otherwise receive payment of a proportion of the aggregate amount of principal and interest then due and payable with respect to any Advance which is greater than the proportion received by any other Lender in respect of the aggregate amount of principal and interest then due and payable to such other Lender with respect to such Advance, the Lender receiving such proportionately greater payment shall purchase such participations in the Advances held by the other Lenders, and such other adjustments shall be made, as may be required so that all such payments of principal and interest with respect to the Advances held by the Lenders shall be shared by the Lenders pro rata.

ARTICLE 11

(2)
Notwithstanding anything contained herein or in the Intercreditor Agreement to the contrary, but subject to the proviso below, each Lender may exercise set-off with respect to any obligations owing by it as a Lender Hedge Provider to any Obligor against any Obligations owing to it as a Lender or as a Lender Hedge Provider; provided however that any Lender who has entered into Commodity Hedges with any Obligor where such Lender is also a supplier of natural gas or electricity to any Obligor, shall not set-off any obligations owing by it to any Obligor under a Commodity Hedge against any Obligations owing to it as a Lender or as a Lender Hedge Provider under any Hedges other than Commodity Hedges.

11.10	Consultant
The Borrowers agree that, at any time after the occurrence of and during the continuance of an Event of Default and upon written request delivered by the Agent, it will appoint a financial consultant (hereinafter referred to as the “Consultant”) for the purposes of reviewing the operations of the Obligors from time to time thereafter.  The terms of the Consultant’s scope of duties will be settled by the Borrowers with the consent of the Agent and the Lenders, acting reasonably, provided that such terms may be settled by the Agent and the Lenders if agreement with the Borrowers is not reached within 5 days of the date of the Agent’s request on behalf of the Lenders.  The Borrowers consent, and will cause each Obligor to consent, at all times to a free exchange of information or the particulars of any such information exchanged at any time.
ARTICLE 12
COSTS, EXPENSES AND INDEMNIFICATION

12.01	Costs and Expenses
The Borrowers will pay promptly upon notice from the Agent all reasonable out-of-pocket costs and expenses of the Agent in connection with preparation, execution and delivery of this Agreement and the other documents to be delivered hereunder and the reasonable out-of-pocket costs of the Agent in the initial syndication of the Credit Facilities, whether or not any Drawdown has been made hereunder, including without limitation, the reasonable fees and out-of-pocket expenses of Lenders’ Counsel with respect thereto and with respect to advising the Agent, or the Lenders as to its or their rights and responsibilities under this Agreement and the other Credit Documents to be delivered hereunder.  The Borrowers further agree to pay all reasonable out-of-pocket costs and expenses of the Agent (and, in case of (iv) and (v) below, the Lenders) in connection with (i) the preparation or review of waivers, consents and amendments requested by the Borrowers, (ii) questions of interpretation of this Agreement, (iii) the establishment of the validity and enforceability of this Agreement, (iv) the preservation or enforcement of rights of the Agent and the Lenders under this Agreement and other Credit Documents to be delivered hereunder, and (v) the exercise of any right or remedy of any nature or kind contained herein or in any Credit Document, including, without limitation, all reasonable costs and expenses sustained by each Lender or the Agent as a result of any failure by the Borrowers to perform or observe any of its obligations hereunder.

ARTICLE 12

12.02	Indemnification by the Borrowers
In addition to any liability of the Borrowers to any Lender or the Agent under any other provision hereof, except for liability arising from a Lender’s or the Agent’s own gross negligence or wilful misconduct, the Borrowers will indemnify each Lender and the Agent (and each of their directors, officers, employees, affiliates, agents and representatives) and hold each Lender and the Agent (and each of their directors, officers, employees, affiliates, agents and representatives) harmless against any loss or expense incurred by such Lender or the Agent (and each of their directors, officers, employees, affiliates, agents and representatives) as a result of:
(1)
any failure by any Borrower to fulfil any of its Obligations including, without limitation, any cost or expense incurred by reason of the liquidation or re-employment in whole or in part of deposits or other funds required by any Lender to fund any Bankers’ Acceptance, BA Equivalent Note, or Letter of Credit or to fund or maintain its Proportionate Share of any Advance as a result of a Borrower’s failure to complete a Drawdown or to make any payment, repayment or prepayment on the date required hereunder or specified by it in any notice given hereunder;

(2)
the Canadian Borrower’s failure to provide for the payment to the Agent, for the account of each of the Lenders, of the full principal or face amount of each Bankers’ Acceptance, BA Equivalent Note or Letter of Credit on its maturity date;

(3)
a Borrower’s failure to pay any other amount, including without limitation, any interest or fee, due hereunder on its due date; the repayment or prepayment of a LIBOR Advance otherwise than on the last day of its LIBOR Interest Period;

(4)	the provision of funds for any outstanding Bankers’ Acceptance, BA Equivalent Note or Letter of Credit before the maturity date of such Bankers’ Acceptance, BA Equivalent Note or Letter of Credit;
(5)	a Borrower’s failure to give any notice required to be given by it to the Agent or Lenders hereunder;
(6)	the failure of any Borrower to make any other payment when due hereunder; or
(7)
any liability, obligations, loss (other than lost profits) or expense, (including Breakage Costs), that may be suffered by or asserted against any of them as a result of the breach by any Obligor in the performance of any of the Credit Documents, or by reason of the Agent or the Lenders agreeing to enter into this Agreement; or

(8)	in connection with the use of any credit facility proceeds, or the consummation of any transaction contemplated by the Credit Agreement.
A certificate of a Lender or the Agent as to the amount of any such loss or expense will be prima facie evidence as to the amount thereof, in the absence of manifest error.  The agreements in this Section will survive the termination of this Agreement and repayment of the Obligations.

ARTICLE 12

12.03	Specific Environmental Indemnification
Each of the Borrowers will defend and indemnify each Lender and the Agent (and each of their directors, officers, employees, affiliates, agents and representatives) and hold each harmless at all times from and against any and all costs, losses, damages, expenses, judgments, suits, claims, awards, fines, sanctions and liabilities whatsoever (including any reasonable out-of-pocket costs or expenses for preparing any necessary environmental assessment report or other such other reports) by a third party against any Lender or the Agent (and each of their directors, officers, employees, affiliates, agents and representatives) or any of them related to or as a result of (i) any release, deposit, discharge, or disposal of any Hazardous Substance in connection with the property or business of the Obligors; and (ii) the remedial actions (if any) taken by the Agent on behalf of the Lenders, in respect of such release, deposit, discharge or disposal; or (iii) a failure by any Obligor or any Unrestricted Subsidiary to comply with Requirements of Environmental Law.  The applicable Borrower will have the sole right, at its expense, to control any such legal action or claim and to settle on terms and conditions approved by such Borrower and approved by the party named in such legal action or claim whether it be the Lenders or the Agent, or any of them acting reasonably provided that if, in the opinion of the Lenders or the Agent, or any of them as the case may be, the interests of the Lenders or the Agent or any of them are different from those of such Borrower in connection with such legal action or claim, the Lenders or the Agent or any of them will have the sole right, at such Borrower’s expense, to defend their own interests provided that any settlement of such legal action or claim will be on terms and conditions approved by such Borrower, acting reasonably.  If a Borrower does not defend the legal action or claim, the Agent and the Lenders will have the right to do so on their own behalf and on behalf of such Borrower, as the case may be, at the expense of the Borrowers.  The defence and indemnity obligations contained throughout this Agreement will survive the termination of this Agreement and repayment of the Obligations.
12.04	Exclusion
Notwithstanding Sections 12.01, 12.02 and 12.03, neither Borrower shall be obliged to indemnify the Agent, any Lender or any of their respective directors, officers, employees, affiliates, agents and representatives (“Indemnified Parties”) for any losses, claims, damages, liabilities or related expenses which are determined by a court of competent jurisdiction by final and non-appealable judgment to have resulted from the gross negligence or wilful misconduct of such Indemnified Parties.
ARTICLE 13
THE AGENT AND THE LENDERS

13.01	Appointment
The Lenders and the Lender Hedge Providers hereby appoint CIBC to act as their agent as herein specified and, except as may be specifically provided to the contrary herein, each of the Lenders and the Lender Hedge Providers hereby irrevocably authorizes CIBC, as the agent of such Lender and Lender Hedge Provider, to enter into on its behalf and thereafter take such action on its behalf under or in connection with the Credit Documents and to exercise such powers thereunder as are delegated to the Agent by the terms thereof and such other powers as are reasonably incidental thereto which it may be necessary for the Agent to exercise in order that the provisions of the Credit Documents are carried out.  The Lenders and the Lender Hedge Providers hereby acknowledge and agree that the Agent in its capacity as Agent and as Collateral Agent is the holder of an irrevocable power of attorney from the Lenders and the Lender Hedge Providers for the purpose of holding any of the Security or any other security granted by any Person with respect to the liabilities of the Borrowers under the Credit Documents, and the Agent hereby agrees to act in such capacity.  The Agent may perform any of its duties under the Credit Documents by or through its agents and may delegate its duties to an Affiliate or a Subsidiary.  The Lenders and the Lender Hedge Providers hereby acknowledge that CIBC is acting both as Agent hereunder and as Collateral Agent in accordance with the terms of the Intercreditor Agreement and acknowledge that if CIBC perceives any conflict in acting in both such capacities it may resign as Collateral Agent without resigning as Agent hereunder.  The Borrowers will not be concerned to inquire whether the powers which the Agent is purporting to exercise have become exercisable or otherwise as to the propriety or regularity of any other action on the part of the Agent, and accordingly insofar as the Borrowers are concerned the Agent will for all purposes hereof be deemed to have authority from the Lenders and the Lender Hedge Providers to exercise the powers and take the actions which are in fact exercised and taken by it.

ARTICLE 13

13.02	Indemnity from Lenders
The Lenders agree, based on their Proportionate Share, to indemnify the Agent (to the extent that the Agent is not promptly reimbursed by the Borrowers on demand) from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any nature or kind whatsoever which may be imposed on, incurred by, or asserted against the Agent in its capacity as agent hereunder which in any way relate to or arise out of the Credit Documents or any action taken or omitted by the Agent under the Credit Documents; provided that no Lender will be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements which result from the Agent’s gross negligence or wilful misconduct.  Without limitation and absent gross negligence or wilful misconduct by the Agent, each Lender agrees to reimburse the Agent promptly upon demand for its Proportionate Share of out-of-pocket expenses (including the fees and disbursements of counsel) incurred by the Agent in connection with the preparation of the Credit Documents and the determination or preservation of any rights of the Agent or the Lenders under, or the enforcement of, or legal advice in respect of rights or responsibilities under, the Credit Documents, to the extent that the Agent is not promptly reimbursed for such expenses by the Borrowers on demand.
13.03	Exculpation
The Agent will have no duties or responsibilities except those expressly set forth in the Credit Documents.  Neither the Agent (in its capacity as Agent and not as a Lender) nor any of its officers, directors, employees or agents will be liable for any action taken or omitted to be taken under or in connection with the Credit Documents, unless such act or omission constitutes gross negligence or wilful misconduct.  The duties of the Agent will be mechanical and administrative in nature; the Agent will not have by reason of the Credit Documents a fiduciary relationship with any Lender and nothing in the Credit Documents, express or implied, is intended to or will be construed as to impose upon the Agent any obligation except as expressly set forth therein.  None of the Lenders will have any duties or responsibilities to any of the other Lenders except as expressly set forth in the Credit Documents.  The Agent will not be responsible for any recitals, statements, representations or warranties in any of the Credit Documents or which may be contained in any other document subsequently received by the Agent or the Lenders from or on behalf of any Obligor or for the authorization, execution, effectiveness, genuineness, validity or enforceability of any of the Credit Documents, and will not be required to make any inquiry concerning the performance or observance by any Obligor of any of the terms, provisions or conditions of any of the Credit Documents.  Each of the Lenders severally represents and warrants to the Agent that it has made and will continue to make such independent investigation of the financial condition and affairs of the Obligors as such Lender deems appropriate in connection with its entering into of any of the Credit Documents and the making and continuance of any Advance hereunder, that such Lender has and will continue to make its own appraisal of the creditworthiness of the Obligors and that such Lender in connection with such investigation and appraisal has not relied upon any information provided to such Lender by the Agent.

ARTICLE 13

13.04	Reliance on Information
The Agent will be entitled to rely upon any writing, notice, statement, certificate, facsimile, telex or other document or communication believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons, and, with respect to all legal matters pertaining to the Credit Documents and its duties thereunder, upon the advice of counsel selected by it.
13.05	Knowledge and Required Action
The Agent will not be deemed to have knowledge or notice of the occurrence of any Event of Default or Pending Event of Default (other than the non-payment of any principal, interest or other amount to the extent the same is required to be paid to the Agent for the account of the Lenders) unless the Agent has received notice from a Lender or a Borrower specifying such Event of Default or Pending Event of Default and stating that such notice is given pursuant to this Agreement.  In the event that the Agent receives such a notice, it will give prompt notice thereof to the Lenders.  The Agent will also give prompt notice to the Lenders of each non-payment of any amount required to be paid to the Agent for the account of the Lenders.  The Agent will, subject to Section 13.06 take such action with respect to such Event of Default or Pending Event of Default as will be directed by the Lenders in accordance with this Article 13 provided that, unless and until the Agent will have received such direction the Agent may, but will not be obliged to, take such action, or refrain from taking such action, with respect to such Event of Default or Pending Event of Default as it will deem advisable in the best interest of the Lenders; and provided further that the Agent in any case will not be required to take any such action which it determines to be contrary to the Credit Documents or to any Applicable Law.
13.06	Request for Instructions
The Agent may at any time request instructions from the Lenders with respect to any actions or approvals which, by the terms of any of the Credit Documents, the Agent is permitted or required to take or to grant, and the Agent will be absolutely entitled to refrain from taking any such action or to withhold any such approval and will not be under any liability whatsoever as a result thereof until it will have received such instructions from the Lenders.  No Lender will have any right of action whatsoever against the Agent as a result of the Agent acting or refraining from acting under the Credit Documents in accordance with instructions from the Lenders.  The Agent will in all cases be fully justified in failing or refusing to take or continue any action under the Credit Documents unless it will have received further assurances to its satisfaction from the Lenders of their indemnification obligations under Section 13.02 against any and all liability and expense which may be incurred by it by reason of taking or continuing to take such action, and unless it will be secured in respect thereof as it may deem appropriate.

ARTICLE 13

13.07	The Agent Individually
With respect to its Commitments, the Advances made available by it and the Credit Documents to which it is a party and its acting as a Canadian Issuing Lender, US Issuing Lender, the LC Lender, Canadian Swingline Lender and US Swingline Lender, CIBC and CIBC US will have the same rights and powers hereunder as any other Lender and may exercise such rights and powers as though it were not the Agent, and the term “Lenders” will, unless the context clearly otherwise indicates, includes both CIBC and CIBC US in their individual capacity.  It is understood and agreed by all of the Lenders that CIBC and CIBC US, either directly or through their Affiliates, from time to time accept deposits from, lend money to, provide underwriting, consulting and advisory services to, and generally engage in banking, securities, advisory and other related and ancillary businesses with the Obligors and their Affiliates otherwise than as a Lender under the Credit Documents and may continue to do so as if CIBC were not the Agent under the Credit Documents and will have no duty to account to any of the Lenders with respect to any such dealings.
13.08	Resignation and Termination
If at any time (i) the Agent will deem it advisable, in its sole discretion, it may deliver to each of the Lenders and the Borrowers written notification of its resignation insofar as it acts on behalf of the Lenders pursuant to this Article, or (ii) the Agent is in default of any of its obligations hereunder and the Majority Lenders will deem it advisable, in their sole discretion, they may deliver to the Agent and the Borrowers written notification of the termination of the Agent’s authority to act on behalf of the Lenders pursuant to this Article, such resignation or termination to be effective upon the date of the appointment by the Lenders of a successor which will assume all of the rights, powers, privileges and duties of the Agent hereunder, which appointment will be promptly made from among the remaining Lenders and written notice thereof will be given to the Borrowers concurrently with such appointment.  If in the case of resignation by the Agent no appointment of a successor Agent has been made by the Lenders and approved by the Borrowers within 30 days, the resigning Agent may make such appointment from among the remaining Lenders on behalf of the Lenders, subject to such Lender agreeing to act as Agent, and will forthwith give notice of such appointment to the Lenders and the Borrowers.
13.09	Actions by Lenders
(1)
Any consent, approval (including without limitation any approval of or authorization for any amendment to any of the Credit Documents), instruction or other expression of the Lenders under any of the Credit Documents may be obtained by an instrument in writing signed in one or more counterparts by the Majority Lenders, or where required by Section 13.09(2) all of the Lenders (which instrument in writing, for greater certainty, may be delivered by facsimile).

ARTICLE 13

(2)	Notwithstanding Sections 13.09(1), without the consent of all the Lenders the Agent may not take the following actions:
(a)
amend, modify, discharge, terminate or waive any of the terms of this Agreement if such amendment, modification, discharge, termination or waiver would increase the amount of the Credit Facilities or the Commitments, reduce the fees payable, interest rates or Applicable Margin with respect to the Credit Facilities, extend any date fixed for payment of principal or interest relating to the Credit Facilities, extend the repayment dates of the Credit Facilities, change the type or currency of Advances available or the notice periods, or change the definition of Majority Lenders;

(b)
discharge, terminate or waive any material part of the Security, or amend any of the Security in a manner that would have that effect, other than pursuant to the terms hereof (including, without limitation, pursuant to Sections 9.04(1), 9.04(22) or 9.05 thereof);

(c)	amend this Section 13.09; and
(d)	amend Article 6.
(3)
An instrument in writing from the Majority Lenders or, where applicable, all of the Lenders as provided for in this Section 13.09 (any such instrument in writing being an “Approval Instrument”) will be binding upon all of the Lenders, and the Agent (subject to the provisions for its indemnity contained in this Agreement) will be bound to give effect thereto accordingly.  For greater certainty, to the extent so authorized in the Approval Instrument, the Agent will be entitled (but not obligated) to execute and deliver on behalf of the Agent and all of the Lenders, without the requirement for the execution by any other Lender or Lenders, any consents, waivers, documents or instruments (including without limitation any amendment to any of the Credit Documents) necessary or advisable in the opinion of the Agent to give effect to the matters approved by the Majority Lenders or all of the Lenders, as the case may be, in any Approval Instrument.

13.10	Provisions for Benefit of Lenders Only
The provisions of this Article 13, other than Sections 13.09 and 13.10 and the last sentence of Section 13.01 relating to the rights and obligations of the Lenders and the Agent inter se will be operative as between the Lenders and the Agent only, and the Obligors will not have any rights under or be entitled to rely for any purposes upon such provisions.
13.11	Payments by Agent
(1)	For greater certainty, the following provisions will apply to any and all payments made by the Agent to the Lenders hereunder:
(a)
the Agent will be under no obligation to make any payment (whether in respect of principal, interest, fees or otherwise) to any Lender until an amount in respect of such payment has been received by the Agent from a Borrower;

(b)
if the Agent receives less than the full amount of any payment of principal, interest, fees or other amount owing by a Borrower under this Agreement, then subject to Section 7.02 the Agent will have no obligation to remit to each Lender any amount other than such Lender’s Proportionate Share of that amount which is the amount actually received by the Agent;

ARTICLE 13

(c)
if any Lender advances more or less than its Proportionate Share of a Credit Facility, such Lender’s entitlement to such payment will be increased or reduced, as the case may be, in proportion to the amount actually advanced by such Lender;

(d)
the Agent acting reasonably and in good faith will, after consultation with the Lenders in the case of any dispute, determine in all cases the amount of all payments to which each Lender is entitled and such determination will, in the absence of manifest error, be binding and conclusive;

(e)	upon request, the Agent will deliver a statement detailing any of the payments to the Lenders referred to herein;
(f)
all payments by the Agent to a Lender hereunder will be made to such Lender at its address set forth in the signature pages on this Agreement or on the applicable Assignment Agreement unless notice to the contrary is received by the Agent from such Lender; and

(g)	the Agent will be entitled to round any Lender’s Proportionate Share of any repayment hereunder to the nearest $1,000 multiple.
(2)
Unless the Agent has actual knowledge that a Borrower has not made or will not make a payment to the Agent for value on the date in respect of which a Borrower has notified the Agent that the payment will be made and except to the extent that the Agent has received notice under Section 7.02, the Agent will be entitled to assume that such payment has been or will be received from such Borrower when due and the Agent may (but will not be obliged to), in reliance upon such assumption, pay the Lenders corresponding amounts.  If the payment by a Borrower is in fact not received by the Agent on the required date and the Agent has made available corresponding amounts to the Lenders, such Borrower will, without limiting its other obligations under this Agreement, indemnify the Agent against any and all liabilities, obligations, losses (other than loss of profit), damages, penalties, costs, expenses or disbursements of any kind or nature whatsoever that may be imposed on or incurred by the Agent as a result.  A certificate of the Agent with respect to any amount owing by a Borrower under this Section will be prima facie evidence of the amount owing in the absence of manifest error.

13.12	Direct Payments
The Lenders agree among themselves that, except as otherwise provided for in this Agreement and except as necessary to adjust for Advances that are not in each Lender’s Proportionate Share under the applicable Credit Facilities, all sums received by a Lender relating to this Agreement or by virtue of the Security, whether received by voluntary payment, by the exercise of the right of set-off or compensation (pursuant to Section 7.02, 11.09 or otherwise) or by counterclaim, cross-action or as proceeds of realization of any Security or otherwise, will be shared by each Lender in its Proportionate Share and each Lender undertakes to do all such things as may be reasonably required to give full effect to this Section, including without limitation, the purchase from other Lenders of a portion thereof by the Lender who has received an amount in excess of its Proportionate Share as will be necessary to cause such purchasing Lender to share the excess amount rateably in its Proportionate Share with the other Lenders.  If any sum which is so shared is later recovered from the Lenders who originally received it, the Lender will restore its Proportionate Share of such sum to such Lenders, without interest.  If any Lender (a “Receiving Lender”) will obtain any payment of moneys due under this Agreement as referred to above, the Receiving Lender will forthwith remit such payment to the Agent and, upon receipt, the Agent will distribute such payment in accordance with the provisions hereof.

ARTICLE 13

13.13	Acknowledgements, Representations and Covenants of Lenders
(1)
It is acknowledged and agreed by each Lender that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, creditworthiness, Property, affairs, status and nature of the Obligors.  Accordingly, each Lender confirms to the Agent that it has not relied, and will not hereafter rely, on the Agent (a) to check or inquire on its behalf into the adequacy or completeness of any information provided by the Obligors under or in connection with this Agreement or the transactions herein contemplated (whether or not such information has been or is hereafter distributed to such Lender by the Agent) or (b) to assess or keep under review on its behalf the financial condition, creditworthiness, Property, affairs, status or nature of the Obligors.

(2)
Each Lender represents and warrants that it has the legal capacity to enter into this Agreement pursuant to its charter and any applicable legislation and has not violated its charter, constating documents or any applicable legislation by so doing.

(3)
Each Lender agrees to indemnify the Agent (to the extent not reimbursed by the Borrowers), rateably according to its Proportionate Share of the Credit Facilities from and against any and all liabilities and obligations (whether direct or indirect, contingent or otherwise), losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Agent in any way relating to or arising out of the Credit Documents or the transactions therein contemplated, provided that no Lender will be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Agent’s gross negligence or wilful misconduct.  Without limiting the generality of the foregoing and absent gross negligence or wilful misconduct by the Agent, each Lender agrees to reimburse the Agent promptly upon demand rateably according to its Proportionate Share of the Credit Facilities for any out-of-pocket expenses (including counsel fees) incurred by the Agent in connection with the preservation of any rights of the Agent or the Lenders under, or the enforcement of, or legal advice in respect of rights or responsibilities under this Agreement, to the extent that the Agent is not reimbursed for such expenses by either Borrower.  The obligation of the Lenders to indemnify the Agent will survive the termination of this Agreement.

(4)
Each of the Lenders acknowledges and confirms that in the event that the Agent does not receive payment in accordance with this Agreement, it will not be the obligation of the Agent to maintain the Credit Facilities in good standing nor will any Lender have recourse to the Agent in respect of any amounts owing to such Lender under this Agreement.

ARTICLE 13

(5)
Each Lender acknowledges and agrees that its obligation to advance its Proportionate Share of Advances in accordance with the terms of this Agreement is independent and in no way related to the obligation of any other Lender hereunder.

(6)	Each Lender hereby acknowledges receipt of a copy of this Agreement and acknowledges that it is satisfied with the form and content of such document.
(7)
Except to the extent recovered by the Agent from the Borrowers, promptly following demand therefor, each Lender will pay to the Agent an amount equal to such Lender’s Proportionate Share of any and all reasonable costs, expenses, claims, losses and liabilities incurred by the Agent in connection with this Agreement except for those incurred by reason of the Agent’s gross negligence or wilful misconduct.

(8)	Each Lender will respond promptly to each request by the Agent for the consent of such Lender required hereunder.
13.14	Rights of Agent
(1)
In administering the Credit Facilities, the Agent may retain, at the expense of the Lenders if such expenses are not recoverable from the Borrowers, such solicitors, counsel, auditors and other experts and agents as the Agent may select, in its sole discretion, acting reasonably and in good faith after consultation with the Lenders.  For greater certainty, the Agent and/or the Collateral Agent may retain collateral agents in the United States to hold collateral accounts for and on behalf of the Agent and/or the Collateral Agent.  The Obligors agree to pay all fees, costs and expenses which the Agent and/or the Collateral Agent incurs in connection with the opening and maintaining of such collateral accounts in accordance with the terms of the Intercreditor Agreement.

(2)
The Agent will be entitled to rely on any communication, instrument or document believed by it to be genuine and correct and to have been signed by the proper individual or individuals, and will be entitled to rely and will be protected in relying as to legal matters upon opinions of independent legal advisors selected by it.  The Agent may also assume that any representation made by a Borrower is true and that no Event of Default or Pending Event of Default has occurred unless the officers or employees of the Lender acting as Agent, acting in their capacity as officers or employees responsible for such Borrower’s account, have actual knowledge to the contrary or have received notice to the contrary from any other party to this Agreement.

(3)
Except in its own right as a Lender, the Agent will not be required to advance its own funds for any purpose, and in particular, will not be required to pay with its own funds insurance premiums, taxes or public utility charges or the cost of repairs or maintenance with respect to the assets which are the subject matter of the Security, nor will it be required to pay with its own funds the fees of solicitors, counsel, auditors, experts or agents engaged by it as permitted hereby.

(4)	The Agent may round an individual Lender’s Proportionate Share of any Advance to the nearest $1,000 in Canadian Dollars or United States Dollars, as the case may be.

ARTICLE 13

13.15	Collective Action of the Lenders
Each of the Lenders hereby acknowledges that to the extent permitted by Applicable Law, the remedies provided under the Credit Documents to the Lenders are for the benefit of the Lenders collectively and acting together and not severally and further acknowledges that its rights hereunder are to be exercised not severally, but by the Agent upon the decision of the Majority Lenders or all of the Lenders as required by this Agreement.  Accordingly, notwithstanding any of the provisions contained herein, each of the Lenders hereby covenants and agrees that it will not be entitled to take any action hereunder or thereunder including, without limitation, any declaration of default hereunder or thereunder but that any such action will be taken only by the Agent with the prior written agreement of the Majority Lenders or all of the Lenders, as required.  Each of the Lenders hereby further covenants and agrees that upon any such written agreement being given by the Majority Lenders or all of the Lenders, as required, it will co-operate fully with the Agent to the extent requested by the Agent.  Notwithstanding the foregoing, in the absence of the instructions from the Lenders and where in the sole opinion of the Agent, acting reasonably and in good faith, the exigencies of the situation warrant such action, the Agent may without notice to or consent of the Lenders take such action on behalf of the Lenders as it deems appropriate or desirable in the interest of the Lenders.
13.16	Non-Funding Lenders
(1)
Certain Fees. A Non-Funding Lender shall not be entitled to receive any fee pursuant to Sections 4.06 and 4.07 for any period during which that Lender is a Non-Funding Lender (and the Borrowers shall not be required to pay any such fee that otherwise would have been required to have been paid to that Non-Funding Lender). In addition, with respect to any such fees not required to be paid to any Non-Funding Lender, all fees payable to the Lenders, cash collateral maintained from time to time with respect to any Letters of Credit and proceeds of realization in respect of such Letters of Credit shall be payable by the Borrowers to and for the benefit of the Lenders excluding any Non-Funding Lender.

(2) Cash Collateral.  Each Non-Funding Lender shall be required to provide to the Agent (A) cash collateral or Cash Equivalents in an amount equal to 105% of such Non-Funding Lender’s Proportionate Share of the face amount of outstanding Letters of Credit under the Revolving Facilities (the “L/C Fronting Exposure”), and (B) cash collateral or Cash Equivalents in an amount, as shall be determined from time to time by the Agent in its discretion, equal to all other obligations of such Non-Funding Lender to the Agent that are owing or may become owing pursuant to this Agreement, including, without limitation, such Non-Funding Lender’s obligation to pay its Proportionate Share of any indemnification or expense reimbursement amounts not paid by a Borrower.  Such cash collateral or Cash Equivalents shall be held by Agent in one or more cash collateral accounts which accounts shall be in the name of the Agent and shall not be required to be interest bearing. The Agent shall be entitled to apply the foregoing cash collateral and Cash Equivalents in accordance with the Intercreditor Agreement.  Cash collateral (or the appropriate portion thereof) provided to reduce either the Canadian Issuing Lender’s or the US Issuing Lender’s L/C Fronting Exposure shall no longer be required to be held as cash collateral pursuant to this Section 13.16 following (A) the elimination of the L/C Fronting Exposure (including by the termination of Non-Funding Lender status of the applicable Lender) or (B) the determination by the Agent and either Canadian Issuing Lender or the US Issuing Lender, as applicable, that there exists excess cash collateral; provided that, subject to the other provisions of this Section 13.16, the Person providing cash collateral and the Canadian Issuing Lender or the US Issuing Lender, as applicable, may agree that cash collateral shall be held to support future anticipated L/C Fronting Exposure or other obligations.

ARTICLE 13

(3) Reallocation of Commitments.  Notwithstanding anything in this Agreement to the contrary, it shall be within the sole determination of the Canadian Issuing Lender or the US Issuing Lender, as applicable, as to whether it is agreeable to issue any new Letters of Credit or extend or renew any expiring Letters of Credit.   So long as there is a Non-Funding Lender, the Borrowers may continue to request the issuance of Letters of Credit and the Canadian Issuing Lender or the US Issuing Lender, as applicable, shall issue such Letters of Credit.  Each Lender that is not a Non-Funding Lender shall be deemed to have increased their Proportionate Share of Commitments under the Canadian Revolving Facility or the US Revolving Facility, as applicable, (but not their aggregate Commitment) with respect to any such Letter of Credit only, such that the aggregated Commitments of such Lenders in respect of each such Letter of Credit shall be equal to the amount of the Commitments in respect of such Letter of Credit had the Non-Funding Lender not been a Non-Funding Lender.  With respect to such Letter of Credit references in Section 5.02 to the Lenders, and the indemnification of the Lenders, such references will be deemed not to apply to any Non-Funding Lender. Subject to Section 13.17, no reallocation hereunder shall constitute a waiver or release of any claim of any party hereunder against a Non-Funding Lender arising from that Lender having become a Non-Funding Lender, including any claim of a Lender as a result of such Lender’s increased exposure following such reallocation. If the reallocation described in this Section 13.16(3) cannot, or can only partially, be effected, the Borrowers shall, without prejudice to any right or remedy available to them hereunder or under law, cash collateralize the L/C Fronting Exposure of the Canadian Issuing Lender or the US Issuing Lender, as applicable, in accordance with the procedures set forth in Section 13.16(2).
(4) Liability of the Agent.  Neither the Agent nor any of its Affiliates nor any of their respective officers, directors, employees, agents or representatives shall be liable to any Lender (including, without limitation, a Non-Funding Lender) for any action taken or omitted to be taken by it in connection with amounts payable by a Borrower to a Non-Funding Lender and received and deposited by the Agent in a cash collateral account and applied in accordance with the provisions of this Agreement save and except for the gross negligence or wilful misconduct of the Agent as determined by a final non-appealable judgement of a court of competent jurisdiction.
(5) Non-Funding Lender Waterfall. The Agent shall be entitled to set off any Non-Funding Lender’s Proportionate Share of all payments received from either Borrower against such Non-Funding Lender’s obligations to fund payments and Advances required to be made by it and to purchase participations required to be purchased by it in each case under this Agreement and the other Credit Documents.  The Agent shall be entitled to withhold and deposit in one or more non-interest bearing cash collateral accounts in the name of the Agent all amounts (whether principal, interest, fees or otherwise) received by the Agent and due to a Non-Funding Lender pursuant to this Agreement which amounts shall be used by the Agent (A) first, to reimburse (I) the Agent for any amounts owing to it by the Non-Funding Lender pursuant to any Credit Document, and then to reimburse (II) the Canadian Swingline Lender or the US Swingline Lender, as applicable, for any amounts paid by it that has not been fully reimbursed due to such Non-Funding Lender not funding its Proportionate Share of the applicable Advance, (B) second, to repay any Advances made by a Lender in order to fund a shortfall created by a Non-Funding Lender which repayment shall be in the form of an assignment by each such Lender of such Advance to the Non-Funding Lender, (C) third, (I) first, to cash collateralize all other obligations of such Non-Funding Lender to the Agent owing pursuant to this Agreement in such amount as shall be determined from time to time by the Agent in its discretion including, without limitation, such Non-Funding Lender’s obligation to pay its Proportionate Share of any indemnification or expense reimbursement amounts not paid by a Borrower and (II), second, to maintain cash collateral for a Non-Funding Lender’s Proportionate Share of reimbursement obligations for Letters of Credit, (D) fourth, at the Agent’s discretion, to fund from time to time the Non-Funding Lender’s Proportionate Share of Advances under either Revolving Facility, as applicable, (E) fifth, at the Agent’s discretion, to be held in an interest bearing deposit account and released pro rata in order to (I) satisfy such Non-Funding Lender’s Proportionate Share of future Advances under either Revolving Facility, as applicable, and (II) cash collateralize the Canadian Issuing Lender’s or the US Issuing Lender’s, as applicable, future L/C Fronting Exposure with respect to such Non-Funding Lender with respect to future Letters of Credit issued under this Agreement, in accordance with Section 13.16(2) and Section 13.16(3), (F) sixth, to the payment of any amounts owing to the Lenders, the Canadian Issuing Lender or the US Issuing Lender as a result of any judgment of a court of competent jurisdiction obtained by any Lender or such Issuing Lender against such Non-Funding Lender as a result of such Non-Funding Lender’s breach of its obligations under this Agreement, (G) seventh, so long as no Pending Event of Default or Event of Default exists, to the payment of any amounts owing to a Borrower as a result of any judgment of a court of competent jurisdiction obtained by such Borrower against such Non-Funding Lender as a result of such Non-Funding Lender’s breach of its obligations under this Agreement; and (H) eighth, to such Non-Funding Lender or as otherwise directed by a court of competent jurisdiction; provided that if such payment is a payment of the principal amount of any Advance or reimbursement obligations with respect to Letters of Credit in respect of which such Non-Funding Lender has not fully funded its Proportionate Share, such payment shall be applied solely to pay the Advances of, and reimbursement obligations with respect to Letters of Credit owed to, all Lenders on a pro rata basis prior to being applied to the payment of any Advances of, or reimbursement obligations with respect to Letters of Credit owed to, such Non-Funding Lender until such time as all Advances and funded and unfunded participations in Letters of Credit are held by the Lenders pro rata in accordance with the applicable Commitments without giving effect to Section 13.16(3). Any payments, prepayments or other amounts paid or payable to a Non-Funding Lender that are applied (or held) to pay amounts owed by a Non-Funding Lender or to post cash collateral pursuant to Section 13.16(2) shall be deemed paid to and redirected by such Non-Funding Lender, and each Lender irrevocably consents hereto.

ARTICLE 13

(6) Voting and Consent Rights.  For certainty, a Non-Funding Lender shall have no voting or consent rights with respect to matters under this Agreement or other Credit Documents.  Accordingly, the Commitments and the aggregate unpaid principal amount of the Advances owing to any Non-Funding Lender shall be disregarded in determining Majority Lenders and all Lenders or all affected Lenders.  Notwithstanding the foregoing, should a Non-Funding Lender (A) fund all outstanding Advances that it previously failed to fund and pay all other amounts owing to the Agent, and (B) confirm in writing to the Agent that there is no reasonable likelihood that it will subsequently again become a Non-Funding Lender, then such Lender shall thereafter be entitled to vote and shall have consent rights in the same manner and fashion as if it were not a Non-Funding Lender.
(7) Reinstatement of Non-Funding Lender.  If the Borrowers, the Agent and either the Canadian Issuing Lender or the US Issuing Lender, as applicable, agree in writing that a Lender is no longer a Non-Funding Lender, the Agent will so notify the parties hereto, whereupon as of the effective date specified in such notice and subject to any conditions set forth therein (which may include arrangements with respect to any cash collateral), that Lender will, to the extent applicable, purchase at par that portion of outstanding Advances of the other Lenders or take such other actions as the Agent may determine to be necessary to cause the Advances and funded and unfunded participations in Letters of Credit to be held pro rata by the Lenders in accordance with the applicable Commitments (without giving effect to Section 13.16(3)), whereupon such Lender will cease to be a Non-Funding Lender; provided that no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of the Borrowers while that Lender was a Non-Funding Lender; and provided, further, that except to the extent otherwise expressly agreed by the affected parties, no change hereunder from a Non-Funding Lender to a Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender having been a Non-Funding Lender.

ARTICLE 13

13.17	European Union Bail-In Action.
Notwithstanding anything to the contrary in this Agreement, any other Credit Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any EEA Financial Institution arising under any Credit Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of an EEA Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:
(a)
the application of any Write-Down and Conversion Powers by an EEA Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an EEA Financial Institution; and

(b)	the effects of any Bail-in Action on any such liability, including, if applicable:
(i)	a reduction in full or in part or cancellation of any such liability;
(ii)
a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such EEA Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Credit Document; or

(iii)	the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of any EEA Resolution Authority.

ARTICLE 14

ARTICLE 14
TAXES, CHANGE OF CIRCUMSTANCES

14.01	Change in Law
In the event of any change after the date hereof in any Applicable Law (a “Change in Law”) or in the interpretation or application thereof by any court or by any governmental agency, central bank or other authority or entity charged with the administration thereof (whether or not having the force of law) which now or hereafter (a) subjects any Lender (or any holding company of any Lender) to any Tax or changes the basis of taxation, or increases any existing Tax, on payments of principal, interest, fees or other amounts payable by any Obligor to such Lender under any Credit Document (except for Excluded Taxes and changes in the basis of taxation of overall net income or overall gross income by the United States or by the foreign jurisdiction or state under the laws of which such Lender is organized or has its applicable lending office or any political subdivision thereof) (or any holding company of any Lender); (b) imposes, modifies or deems applicable any reserve, special deposit or similar requirements against assets held by, or deposits in or for the account of or loans by or any other acquisition of funds by, an office of any Lender (or any holding company of any Lender); or (c) imposes on any Lender (or any holding company of any Lender) or requires there to be maintained by any Lender (or any holding company of any Lender) any capital adequacy or additional capital requirements in respect of any Advances or Lender’s Commitments hereunder or any other condition with respect to any Credit Document, and the result of any of the foregoing will be to increase the cost to, or reduce the amount of principal, interest or other amount received or receivable by such Lender (or any holding company of any Lender) hereunder or its effective return hereunder in respect of making, maintaining or funding its participation in such Advance under the Credit Facilities, such Lender will determine that amount of money which will compensate such Lender (or its holding company) for such increase in cost or reduction in income (herein referred to as “Additional Compensation”).  Upon a Lender having determined that it is entitled to Additional Compensation in accordance with the provisions of this Section 14.01 the Lender will promptly so notify the applicable Borrower and the Agent.  The Lender will provide to the applicable Borrower and the Agent a photocopy of the relevant law, rule, guideline, regulation, treaty or official directive and a certificate of a duly authorized officer of such Lender setting forth the Additional Compensation and the basis of calculation therefor, which will be conclusive evidence of such Additional Compensation in the absence of manifest error.  The applicable Borrower will pay to the Lender (or at such Lender’s direction its holding company) within ten Business Days of the giving of such notice such Lender’s Additional Compensation calculated to the date of such notification.  Each of the Lenders (or their respective holding companies) will be entitled to be paid such Additional Compensation from time to time to the extent that the provisions of this Section 14.01 are then applicable notwithstanding that any Lender (or its holding company) has previously been paid any Additional Compensation.  Notwithstanding the foregoing, the Borrowers will not be liable to compensate a Lender (or its holding company) for any such increase in costs or reduction in income if such compensation is not being claimed as a general practice from customers of such Lender (or its holding company) who by agreement are liable to pay such or similar compensation or if such compensation is in respect of a period more than 90 days prior to a Lender becoming aware of the circumstances giving rise to such Additional Compensation.
Notwithstanding anything contained in this Agreement, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, regulations, guidelines, requirements and directives thereunder, issued in connection therewith or in implementation thereof and (ii) all requests, rules, regulations, guidelines or directives whether concerning capital adequacy or liquidity promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall, in each case, be deemed a “Change in Law” regardless of the date enacted, adopted, applied or issued.

ARTICLE 14

14.02	Prepayment of Rateable Portion
Notwithstanding the provisions hereof, if a Lender gives the notice provided for in Section 14.01 with respect to any Advance (an “Affected Loan”), the affected Borrower may, upon ten Business Days’ notice to that effect given to such Lender and to the Agent (which notice will be irrevocable), prepay in full without penalty such Lender’s Proportionate Share of the Affected Loan outstanding together with accrued and unpaid interest on the principal amount so prepaid up to the date of such prepayment and such Additional Compensation as may be applicable to the date of such payment and all costs, losses and expenses incurred by the Lenders by reason of the liquidation or re-employment of deposits or other funds or for any other reason whatsoever resulting from the repayment of such Affected Loan or any part thereof on other than the last day of the applicable Interest Period, and upon such payment being made that Lender’s obligations to make such Affected Loans to the Borrowers under this Agreement will terminate.
14.03	Illegality
If the adoption of any Applicable Law or any change therein or in the interpretation or application thereof by any court or by any governmental or other authority or central bank or comparable agency or any other entity charged with the interpretation or administration thereof or compliance by a Lender with any request or direction (whether or not having the force of law) of any such authority, central bank or comparable agency or entity, after the date hereof makes it unlawful or impossible for any Lender to make, fund or maintain an Advance under the Credit Facilities or to give effect to its obligations in respect of such an Advance, such Lender may, by written notice thereof to the Borrowers and to the Agent declare its obligations under this Agreement (or its obligations with respect to such Advance, if applicable) to be terminated whereupon the same will forthwith terminate, and the Borrowers will prepay within the time required by such law (or at the end of such longer period as such Lender at its discretion has agreed) the principal of such Advance together with accrued interest, such Additional Compensation, if any, as may be applicable to the date of such payment and all costs, losses and expenses incurred by the Lenders by reason of the liquidation or re-employment of deposits or other funds or for any other reason whatsoever resulting from the repayment of such Advance or any part thereof on other than the last day of the applicable Interest Period.  If any such change will only affect a portion of such Lender’s obligations under this Agreement which is, in the opinion of such Lender and the Agent, severable from the remainder of this Agreement so that the remainder of this Agreement may be continued in full force and effect without otherwise affecting any of the obligations of the Agent, the other Lenders or the Obligors hereunder, such Lender will only declare its obligations under that portion so terminated.

ARTICLE 14

14.04	Taxes
(1)
All payments to be made to the Agent or the Lenders pursuant to the Credit Documents will be made free and clear of, and without reduction for or on account of, any present or future Taxes; provided, however, if any Taxes are required by Applicable Law to be withheld from any interest or other amount payable to the Agent or any Lender under any Credit Document (except Excluded Taxes), the amount so payable to the Agent or such Lender will be increased to the extent necessary to yield to the Agent or such Lender, on a net basis after payment of all Taxes (including all Taxes imposed on any additional amounts payable under this Section), interest or any such other amount payable under such Credit Document at the rate or in the amount specified in such Credit Document.  The Obligors will be fully liable and responsible for and will, promptly following receipt of a request from the Agent, pay to the Agent any and all Taxes in the nature of sales, use, goods and services, Taxes payable under the laws of Canada, any Province of Canada, the United States of America, any State of the United States of America or any other country or jurisdiction with respect to any and all goods and services made available under the Credit Documents to any Obligor by the Agent and the Lenders, but not including any Excluded Taxes.  Whenever any Taxes are payable by an Obligor, as promptly as possible thereafter it will send to the Agent, for the account of the Agent and each affected lender, a certified copy of an original official receipt showing payment of such Taxes.  If an Obligor fails to pay any Taxes (other than Excluded Taxes) when due or if an Obligor fails to remit to the Agent the required documentary evidence of such payment, the Obligors will indemnify and save harmless the Agent and the Lenders from any incremental Taxes, interest, penalties or other liabilities that may become payable by the Agent or by any Lender or to which the Agent or any Lender may be subjected as a result of any such failure.  A certificate of the Agent or any Lender as to the amount of any such Taxes (other than Excluded Taxes), interest or penalties and containing reasonable details of the calculation of such Taxes, interest or penalties will be, absent manifest error, prima facie evidence of the amount of such Taxes, interest or penalties, as the case may be.  If a Borrower has paid over or remitted an amount on account of Taxes pursuant to the foregoing provision and the amount so paid over or remitted is subsequently refunded to such Lender, in whole or in part, such Lender will remit, provided there is then no Pending Event of Default or Event of Default and subject to the set off rights of the Lenders, such amount refunded to such Borrower.

(2)
Notwithstanding anything to the contrary contained herein, neither the Agent nor any US Lender shall be entitled to any additional payments or indemnification under Section 14.04(1) with respect to withholding Taxes (a) to the extent that the obligation to withhold amounts existed on the date that the Agent or such US Lender became a party to this Agreement (except to the extent such US Lender is an assignee of any other US Lender that was entitled, at the time the assignment of such other US Lender became effective, to receive additional amounts or indemnification under Section 14.04(1)) or (b) that are directly attributable to the failure by such US Lender to deliver the documentation required to be delivered pursuant to Section 14.04(3), (4) or (5).

(3)
Each US Lender that is not a United States person as defined in Section 7701(a)(30) of the Code and that, at any of the following times, is entitled to an exemption from or reduction in United States withholding tax shall (a) on or prior to the date such US Lender becomes a party to this Agreement, (b) on or prior to the date on which any such form or certification expires or becomes obsolete, (c) after the occurrence of any event requiring a change in the most recent form or certification previously delivered by it and (d) from time to time if requested by the US Borrower or the Agent, provide the Agent and the US Borrower with two completed originals of each of the following, as applicable: (i) Forms W-8ECI (claiming exemption for US withholding tax because the income is effectively connected with a U.S. trade or business), W-8BEN (through December 31, 2014) or W-8BEN-E (claiming exemption from, or a reduction of, U.S. withholding tax under an income tax treaty) or any successor forms, (ii) in the case of such US Lender claiming exemption under Sections 871(h) or 881(c) of the Code, Form W-8BEN (through December 31, 2014) or W-8BEN-E (claiming exemption from U.S. withholding tax under the portfolio interest exemption) or any successor form and a certificate in form and substance acceptable to the Agent that such US Lender is not (A) a “bank” within the meaning of Section 881(c)(3)(A) of the Code, (B) a “10 percent shareholder” of the US Borrower within the meaning of Section 881(c)(3)(B) of the Code or (C) a “controlled foreign corporation” described in Section 881(c)(3)(C) of the Code or (iii) any other applicable document prescribed by the US Internal Revenue Service certifying as to the entitlement of such US Lender to such exemption form United States withholding tax or reduced rate with respect to all payments to be made to such US Lender under the Credit Documents.

ARTICLE 14

(4)
Each US Lender that is a United States person as defined in Section 7701(a)(30) of the Code shall (A) on or prior to the date such US Lender becomes a party to this Agreement, (B) on or prior to the date on which any such form or certification expires or becomes obsolete, (C) after the occurrence of any event requiring a change in the most recent form or certification previously delivered by it and (D) from time to time if requested by the US Borrower or the Agent, provide the Agent and the US Borrower with two completed originals of Form W-9 (certifying that such US Lender is entitled to an exemption for U.S. backup withholding tax) or any successor form.

(5)
If a payment made to a Lender under any Credit Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the applicable Borrower and the Agent, at the time or times prescribed by law and at such time or times reasonably requested by such Borrower or the Agent, such documentation prescribed by Applicable Law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by such Borrower or the Agent as may be necessary for such Borrower and the Agent to comply with their obligations under FATCA, to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment.  Solely for purposes of this clause (5), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

ARTICLE 15

ARTICLE 15
SUCCESSORS AND ASSIGNS AND ADDITIONAL LENDERS

15.01	Successors and Assigns
(1)
The Credit Documents (other than Hedges to which a Lender or its affiliate is the counterparty) will be binding upon and enure to the benefit of the Agent, each Lender, the Borrowers and their successors and assigns, except that the Borrowers, other than as otherwise permitted hereunder, will not assign any rights or obligations with respect to this Agreement or any of the other Credit Documents without the prior written consent of all of the Lenders and none of the Lenders will assign any of their rights and obligations under this Agreement or any of the other Credit  Documents (other than Hedges to which a Lender or its affiliate is the counterparty) except in accordance with this Agreement.

(2)
Except (a) from one Canadian Lender to another Canadian Lender, (b) from one US Lender to another US Lender, or (c) from one Lender to one of its Affiliates under this Agreement, none of the rights and obligations of the Lenders under this Agreement or any of the other Credit Documents may be assigned in whole or in part except with the prior written consent of the Borrowers, such consent not to be unreasonably withheld.  For greater certainty, each Lender (other than a Domestic Lender and the LC Lender) must have Commitments in both Revolving Facilities unless an Event of Default or a Pending Event of Default has occurred and is continuing.  Notwithstanding the foregoing, no consent of the Borrowers is required in respect of any assignment by any one or more of the Lenders following the occurrence of a Pending Event of Default or an Event of Default and for so long as it is continuing.  Subject to the foregoing, any assignment made by one or more of the Lenders in accordance herewith will be made in accordance with the provisions of Section 15.02 and the other terms of this Agreement.  The Borrowers hereby consent to the disclosure of any Information to any potential Lender or participant provided that the potential Lender or participant agrees in writing to keep the Information confidential as required pursuant to Section 16.01 hereof and to return such Information if it does not become a Lender or a participant.

(3)
Each assignment will be of a uniform, and not a varying, percentage of all rights and obligations of the assignor(s).  Each such assignment will, unless an Event of Default exists, be in a principal amount of not less than the lesser of the entire amount of such Lender’s interest, and $5,000,000; provided, however, there will be no minimum assignment amount (i) following the occurrence of an Event of Default and for so long as it is continuing, or (ii) in respect of an assignment from one Lender to any other Lender or to any Affiliate of a Lender, and each Lender will be entitled to hold and assign interests of less than $5,000,000 if the total Commitments held by such Lenders and Affiliates of such Lender are equal to or greater than $5,000,000.  The determination of the Commitments of a Lender under this Section 15.01(3) will be made as of the effective date of the Assignment Agreement relating to any assignment.

(4)
Notwithstanding any provision in this Agreement to the contrary, each Lender agrees that it will not assign all or any portion of its rights under this Agreement including, without limitation, any portion of its Commitment without ten Business Days prior notice to the Agent and without the prior written consent of the Agent.

(5)
A participation by a Lender of its interest (or a part thereof) hereunder or a payment by a participant to a Lender as a result of the participation will not constitute a payment hereunder to the Lender or an Advance to a Borrower.

ARTICLE 15

15.02	Assignments
(1)
Subject to Section 15.01 and the other terms of this Agreement, the Lenders collectively or individually may assign to one or more assignees all or a portion of their respective rights and obligations under this Agreement (including, without limitation, all or a portion of their respective Commitments), provided that, prior to the occurrence of an Event of Default and so long as it is continuing, an assignee of all or part of a Commitment related to (i) the Canadian Revolving Facility will deal at arm’s length (as defined in the Income Tax Act (Canada)) with the Borrowers and (ii) the US Revolving Facility will be a United States person as defined in Section 7701(a)(30) of the Code.  There will be no restrictions on assignments while an Event of Default exists.  The parties to each such assignment will execute (together with the Agent) and deliver a Canadian Assignment Agreement in the case of an assignment of a Lender’s Commitment in respect of the Canadian Revolving Facility or the LC Facility and a US Assignment Agreement in the case of a Lender’s Commitment in respect of the US Revolving Facility (each, an “Assignment Agreement”) to the Agent and the Agent will deliver such Assignment Agreement to the Borrowers.  In addition the Borrowers will execute such other documentation as a Lender may reasonably request for the purpose of any assignment or participation.  The assignor will pay a processing and recording fee of $5,000 to the Agent.  After such execution, delivery, acknowledgement and recording in the Register (i) the assignee thereunder will be a party to this Agreement and, to the extent that rights and obligations hereunder have been assigned to it, have the rights and obligations of a Lender hereunder and (ii) the assigning Lender thereunder will, to the extent that rights and obligations hereunder have been assigned by it pursuant to such Assignment Agreement, relinquish its rights and be released from its obligations under this Agreement, other than obligations in respect of which it is then in default, and, in the case of an Assignment Agreement covering all or the remaining portion of an assigning Lender’s rights and obligations under this Agreement, such Lender will cease to be a party hereto.

(2)
The agreements of an assignee contained in an Assignment Agreement will benefit the assigning Lender thereunder, the other Lenders and the Agent in accordance with the terms of the Assignment Agreement.

(3)
The Agent will maintain at its address referred to herein a copy of each Assignment Agreement delivered to and acknowledged by it and a register for recording the names and addresses of the Lenders and the Commitment under the Credit Facilities of each Lender from time to time (the “Register”).  The entries in the Register will be conclusive and binding for all purposes, absent manifest error.  The Borrowers, the Agent and each of the Lenders may treat each Person whose name is recorded in the Register as a Lender hereunder for all purposes of this Agreement, and need not recognize any Person as a Lender unless it is recorded in the Register as a Lender.  The Register will be available for inspection by the Borrowers or any Lender at any reasonable time and from time to time upon reasonable prior notice.

ARTICLE 15

(4)
Upon its receipt of an Assignment Agreement executed by an assigning Lender and an assignee and approved by the Borrowers (other than while an Event of Default or a Pending Event of Default exists when no such approval will be necessary), the Agent will, if the Assignment Agreement has been completed and is in the required form with such immaterial changes as are acceptable to the Agent:

(a)	acknowledge the Assignment Agreement;
(b)	record the information contained therein in the Register; and
(c)	give prompt notice thereof to the Borrowers and the other Lenders, and provide them with an updated version of Schedule A.
(5)
Notwithstanding anything to the contrary set forth above, any Lender may (without requesting the consent of any Borrower or the Agent) pledge its Advances to the Bank of Canada or to a Federal Reserve Bank, as the case may be, in support of borrowings made by such Lender from the Bank of Canada or such Federal Reserve Bank, as the case may be.

(6)
If, as a result of any assignment or participation pursuant to this Section 15.02 or Section 15.03 made at a time no Event of Default exists a Borrower would be obliged to pay Additional Compensation (within the meaning of Section 14.01), or deduct or withhold any Taxes and make increased payments pursuant to Section 14.04, in excess, at the time, of those which such Borrower would have been required to pay, deduct or withhold had such assignment or participation not taken place, subject to Section 14.04(2), such Borrower will be relieved of those obligations to the extent of such excess.

15.03	Participations
Each Lender may (subject to the provisions of Section 15.01(1)) sell participations to one or more banks, financial institutions or other Persons in or to all or a portion of its rights and obligations under this Agreement (including, without limitation, all or a portion of its Commitment), but the participant will not become a Lender and:
(a)	the Lender’s obligations under this Agreement (including, without limitation, its Commitment) will remain unchanged;
(b)	the Lender will remain solely responsible to the other parties hereto for the performance of such obligations;
(c)	the Borrowers, the Agent and the other Lenders will continue to deal solely and directly with the Lender in connection with the Lender’s rights and obligations under this Agreement; and
(d)	no participant will have any right to approve any amendment or waiver of any provision of this Agreement, or any consent to any departure by any Person therefrom.

ARTICLE 16

ARTICLE 16
GENERAL
16.01	Exchange and Confidentiality of Information
(1)
Each of the Lenders and the Agent acknowledges the confidential nature of the financial, operational and other information, reports and data provided and to be provided to them by the Borrowers and each other Obligor pursuant to this Agreement (the “Information”) and agrees to hold the Information in confidence and will not discuss or disclose or allow access to, or transfer or transmit the Information to any person, provided however that:

(a)
each of the Lenders and the Agent may disclose all or any part of the Information if such disclosure is required by any applicable law or regulation, or by applicable order, policy or directive having the force of law, to the extent of such requirement, or is required in connection with any actual judicial, administrative or governmental proceeding, including, without limitation, proceedings initiated under or in respect of this Agreement, provided that in any such circumstance the Lenders and the Agent, as soon as reasonably practicable, will advise the Canadian Borrower of their obligation to disclose such Information in order to enable the Canadian Borrower, if it so chooses, to attempt to ensure that any such disclosure is made on a confidential basis;

(b)
each of the Lenders and the Agent may disclose Information to each other, their respective Affiliates and to any permitted assignees or participants and to their respective counsel, agents, auditors, employees and advisors, provided that the Person to whom the disclosure is made is informed of the confidential nature of such information and instructed to keep such information confidential;

(c)
each of the Lenders and the Agent may disclose and discuss the Information with credit officers of any potential permitted assignees for the purposes of assignment pursuant to Section 15.02 or any participant for the purposes of a participation, provided that the Person to whom the disclosure is made is informed of the confidential nature of such information and instructed to keep such information confidential;

(d)
each of the Lenders and the Agent may disclose all or any part of the Information on a confidential basis to any direct or indirect contractual counter party or prospective counter party to a swap agreement, credit linked note or similar transaction, or such contractual counter parties’ or prospective counter parties professional advisors, provided that the Person to whom the disclosure is made is informed of the confidential nature of such information and instructed to keep such information confidential;

(e)
each of the Lenders and the Agent may disclose all or any part of the Information so as to enable such Lender or the Agent to initiate any lawsuit against any Obligor or to defend any lawsuit commenced by any Obligor in respect of the Credit Documents, the issues of which are directly or indirectly related to the Information, but only to the extent such disclosure is necessary or desirable to the initiation or defence of such lawsuit;

ARTICLE 16

(f)
each of the Lenders and the Agent may disclose all or any part of the Information on a confidential basis, with the prior written consent of either Borrower, to any insurance or re-insurance company for the purpose of obtaining insurance in respect of the Credit Facilities provided that the Person to whom the disclosure is made is informed of the confidential nature of such information and instructed to keep such information confidential; and

(g)	each of the Lenders and the Agent may disclose Information to any person with the prior written consent of either Borrower.
(2)	Notwithstanding the foregoing, “Information” will not include any such information:
(a)
which is or becomes readily available to the public (other than by a breach hereof or by a breach of an obligation of confidentiality imposed on a permitted assignee or participant or other person referred to in this Section) or which has been made readily available to the public by an Obligor;

(b)
which the Agent or any Lender can show was, prior to receipt thereof from an Obligor, lawfully in the Agent’s or the Lender’s possession and not then subject to any obligation on its part to or for the benefit of such Obligor to maintain confidentiality; or

(c)
which the Agent or any Lender received from a third party, prior to receipt thereof from an Obligor, which was not, to the knowledge of the Agent or such Lender after due enquiry, subject to a duty of confidentiality to or for the benefit of such Obligor at the time the Information was so received.

16.02	Nature of Obligations under this Agreement
(1)
The obligations of each Lender and of the Agent under this Agreement are several and not joint and several.  The failure of any Lender to carry out its obligations hereunder will not relieve the other Lenders, the Agent or the Borrowers of any of their respective obligations hereunder.

(2)	Neither the Agent nor any Lender will be responsible for the obligations of any other Lender hereunder.
16.03	Notice
Any notice or communication to be given under this Agreement (other than telephone notice as specifically provided in this Agreement) may be effectively given by delivering (whether by courier or personal delivery) the same at the mailing addresses set out on the signature pages of this Agreement (or with respect to any assignee pursuant to Section 15.02, to the mailing address provided by such assignee to the Borrowers and the Agent in connection with the applicable transfer or assignment to such assignee) or by facsimile or electronic communication (including e-mail) to the parties at the facsimile numbers or email addresses set out on the signature pages of this Agreement (or with respect to any assignee pursuant to Section 15.02, to the facsimile number provided by such assignee to the Borrowers and the Agent in connection with the applicable transfer or assignment to such assignee).  Any notice sent by facsimile or electronic communication (including e-mail) will be deemed to have been received on transmission (and receipt of confirmation of transmission) if sent by any party to this Agreement before 4:00 p.m. (Toronto time) on a Business Day and, if not, on the next Business Day following transmission.  Any party may from time to time notify the other parties, in accordance with the provisions of this Section, of any change of its mailing address, facsimile number or email address which after such notification, until changed by like notice, will be the mailing address, facsimile number or email address, as the case may be, of such party for all purposes of this Agreement.

ARTICLE 16

16.04	Governing Law
This Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein, without prejudice to or limitation of any other rights or remedies available under the laws of any jurisdiction where Property or assets of the Borrowers may be found.
16.05	Judgment Currency
(1)
If for the purpose of obtaining or enforcing judgment against any Obligor in any court in any jurisdiction, it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 16.05 referred to as the “Judgment Currency”) an amount due in Canadian Dollars or United States Dollars under this Agreement, the conversion will be made at the rate of exchange prevailing on the Business Day immediately preceding:

(a)
the date of actual payment of the amount due, in the case of any proceeding in the courts of the Province of Ontario or in the courts of any other jurisdiction that will give effect to such conversion being made on such date; or

(b)
the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 16.05(1)(b) being hereinafter in this Section 16.05 referred to as the “Judgment Conversion Date”).

(2)
If, in the case of any proceeding in the court of any jurisdiction referred to in Section 16.05(1)(b), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable Obligor will pay such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of Canadian Dollars or United States Dollars, as the case may be, which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date.

(3)
Any amount due from an Obligor under the provisions of Section 16.05(2) will be due as a separate debt and will not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement.

(4)
The term “rate of exchange” in this Section 16.05 means the 12:00 noon (Toronto time) rate of exchange based on Canadian interbank transactions in Canadian Dollars or United States Dollars, as the case may be, in the Judgment Currency published or quoted by the Bank of Canada for the day in question, or if such rate is not so published or quoted by the Bank of Canada, such term will mean the Equivalent Amount of the Judgment Currency.

ARTICLE 16

16.06	Benefit of the Agreement
This Agreement will enure to the benefit of and be binding upon the Borrowers, the Lenders, the Agent and their respective permitted successors and permitted assigns.
16.07	Severability
Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction will not invalidate the remaining provisions hereof and any such prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable such provision in any other jurisdiction.
16.08	Whole Agreement
From the Effective Date, this Agreement is and shall for all purposes be deemed to be an amendment and restatement of the provisions of the Sixth Amended and Restated Credit Agreement and shall, from the Effective Date, supersede all prior agreements, undertakings, declarations, commitments, representations, written or oral, in respect thereof.  This Agreement does not constitute a novation of the Sixth Amended and Restated  Credit Agreement.  Prior to the Effective Date, or if the Effective Date never occurs, the Sixth Amended and Restated Credit Agreement shall continue in full force and effect in accordance with its terms.
16.09	Obligations under the Sixth Amended and Restated Credit Agreement
The Borrowers and each Lender agree that any Advance (as that term is defined in the Sixth Amended and Restated  Credit Agreement) unpaid on the Effective Date, shall be an Advance under the Canadian Revolving Facility or the US Revolving Facility, as applicable, in accordance with the terms and conditions specified in this Agreement.
16.10	Further Assurances
Each Borrower, each Lender and the Agent will promptly cure any default by it in the execution and delivery of this Agreement, the Credit Documents or of any the agreements provided for hereunder to which it is a party.  Each Borrower, at its expense, will promptly execute and deliver to the Agent, upon request by the Agent, all such other and further documents, agreements, opinions, certificates and instruments in compliance with, or accomplishment of the covenants and agreements of such Borrower hereunder or more fully to state the obligations of such Borrower as set forth herein or to make any recording, file any notice or obtain any consent, all as may be reasonably necessary or appropriate in connection therewith.

ARTICLE 16

16.11	Waiver of Jury Trial
THE BORROWERS HEREBY KNOWINGLY VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHTS THEY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED ON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS AGREEMENT OR ANY OTHER CREDIT DOCUMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN) OR ACTIONS OF ANY AGENT, ANY LENDER OR ANY OF THE BORROWERS.  THE BORROWERS ACKNOWLEDGE AND AGREE THAT THEY HAVE RECEIVED FULL AND SUFFICIENT CONSIDERATION FOR THIS PROVISION (AND EACH OTHER PROVISION OF EACH OTHER CREDIT DOCUMENT TO WHICH IT IS A PARTY) AND THAT THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE LENDERS ENTERING INTO THIS AGREEMENT AND EACH OTHER CREDIT DOCUMENT.
16.12	Consent to Jurisdiction
(1)
Each Borrower irrevocably submits to the non-exclusive jurisdiction of the courts of the Province of Ontario and hereby irrevocably agrees that all claims in respect of such action or proceeding may be heard and determined in such court.  Each Borrower hereby irrevocably waives, to the fullest extent it may effectively do so, the defence of an inconvenient forum to the maintenance of such action or proceeding.

(2)
Each Borrower hereby irrevocably consents to the service of any and all process in such action or proceeding by the delivery of such process to such Borrower at its address provided in accordance with Section 16.03.

16.13	Time of the Essence
Time will be of the essence of this Agreement.
16.14	Counterparts
This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument, and it will not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

ARTICLE 16

16.15	Delivery by Facsimile Transmission
This Agreement may be executed and delivered by facsimile transmission and each of the parties hereto may rely on such facsimile signature as though such facsimile signature were an original signature.
16.16	Term of Agreement
(1)
This Agreement shall remain in full force and effect until the payment and performance in full of all of the Obligations, other than those Obligations of the Obligors to indemnify the Agent and the Lenders, including, without limitation, the indemnities set forth in Sections 4.05, 5.02, 5.03, 13.11 and Article 12 and Article 14, which shall survive and continue to be in full force and effect.

(2)
Upon payment and performance in full of all of the Obligations in accordance with Section 16.16(1), the provisions of this Agreement that apply to or for the benefit of the Lender Hedge Providers including, without limitation, the provisions of this Agreement that allow for the Lender Hedge Providers to benefit from the Security shall survive and continue to be in full force and effect.  Notwithstanding the definition “Majority Lenders”, upon such payment and performance, “Majority Lenders” shall mean the Lender Hedge Providers holding at least 66⅔% of the aggregate of (x) the Aggregate Swap Exposures of all Lender Hedge Providers and (y) the aggregate of the net amounts owing under all Hedges entered into by Lender Hedge Providers that have been terminated in accordance with their terms.

16.17	USA Patriot Act
Each Lender that is subject to the requirements of the Patriot Act hereby notifies the Borrowers that pursuant to the requirements of the Act, it is required to obtain, verify and record information that identifies the Borrowers, which information includes the name and address of the Borrowers and other information that will allow such Lender to identify the Borrowers in accordance with the Act.
16.18	Anti-Money Laundering Legislation
(1)
The Borrowers acknowledge that, pursuant to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and other applicable anti-money laundering, anti-terrorist financing, government sanction and “know your client” laws (collectively, including any guidelines or orders thereunder, “AML Legislation”), the Lenders and the Agent may be required to obtain, verify and record information regarding the Borrowers, the Guarantors, their directors, authorized signing officers, direct or indirect shareholders or other Persons in control of the Borrowers and the Guarantors, and the transactions contemplated hereby.  The Borrowers shall promptly provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Lender or the Agent, or any prospective assignee or participant of a Lender or the Agent, in order to comply with any applicable AML Legislation, whether now or hereafter in existence.

ARTICLE 16

(2)
Each of the Lenders agrees that the Agent has no obligation to ascertain the identity of the Borrowers or the Guarantors or any authorized signatories of the Borrowers or a Guarantor on behalf of any Lender, or to confirm the completeness or accuracy of any information it obtains from the Borrowers or any Guarantor or any such authorized signatory in doing so.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF the parties hereto have executed this Agreement.
BORROWERS:
Address:	JUST ENERGY ONTARIO L.P. by its general partner, JUST ENERGY CORP.

[CONTACT INFORMATION REDACTED]
	By:	(Signed)
Name: Patrick McCullough
Title: Chief Financial Officer

	By:	(Signed)
Name: Jonah T. Davids
Title: EVP, General Counsel and Corporate Secretary

Address:	JUST ENERGY (U.S.) CORP.

[CONTACT INFORMATION REDACTED]
	By:	(Signed)
Name: Patrick McCullough
Title: Chief Financial Officer

	By:	(Signed)
Name: Jonah T. Davids
Title: EVP, General Counsel and Corporate Secretary

[SIGNATURE PAGE TO SEVENTH AMENDED AND RESTATED CREDIT AGREEMENT]

AGENT:
Address:	CANADIAN IMPERIAL BANK OF COMMERCE, as Administrative Agent

[CONTACT INFORMATION REDACTED]

	By:	(Signed)
Name: Jordan Spellman Title: Executive Director

	By:	(Signed)
Name: Stephen Redding
Title: Managing Director

LENDERS:

Address:	CANADIAN IMPERIAL BANK OF COMMERCE, as Canadian Lender, Canadian Swingline Lender and LC Lender
[CONTACT INFORMATION REDACTED]

	By:	(Signed)
Name: Jordan Spellman Title: Executive Director

	By:	(Signed)
Name: Stephen Redding
Title: Managing Director

[SIGNATURE PAGE TO SEVENTH AMENDED AND RESTATED CREDIT AGREEMENT]

Address:	NATIONAL BANK OF CANADA, as Canadian Lender
[CONTACT INFORMATION REDACTED]

	By:	(Signed)
Name: Ian Gillespie Title: Managing Director

	By:	(Signed)
Name: David Torrey Title: Managing Director

[SIGNATURE PAGE TO SEVENTH AMENDED AND RESTATED CREDIT AGREEMENT]

Address:	SHELL ENERGY NORTH AMERICA (CANADA) INC., as Canadian Lender
[CONTACT INFORMATION REDACTED]

	By:	(Signed)
Name: Jason Anderson
Title: Vice President

[SIGNATURE PAGE TO SEVENTH AMENDED AND RESTATED CREDIT AGREEMENT]

Address:	ALBERTA TREASURY BRANCHES, as Canadian Lender
[CONTACT INFORMATION REDACTED]

	By:	(Signed)
Name: Gine Guirguis Title: Director

	By:	(Signed)
Name: Michael Thomas
Title: Associate Director

[SIGNATURE PAGE TO SEVENTH AMENDED AND RESTATED CREDIT AGREEMENT]

Address:	HSBC BANK CANADA, as Canadian Lender
[CONTACT INFORMATION REDACTED]

	By:	(Signed)
Name: Andrew Sclater Title: Director Large Corporate Banking
	By:	(Signed)
Name: Jesse MacMasters Title: Head of Large Corporate - Ontario

[SIGNATURE PAGE TO SEVENTH AMENDED AND RESTATED CREDIT AGREEMENT]

Address:	CANADIAN WESTERN BANK, as Canadian Lender
[CONTACT INFORMATION REDACTED]

	By:	(Signed)
Name: Stan Seto
Title: Senior Manager

	By:	(Signed)
Name: Richard Hallson
Title: Vice President Corporate Lending

[SIGNATURE PAGE TO SEVENTH AMENDED AND RESTATED CREDIT AGREEMENT]

Address:	JPMORGAN CHASE BANK, N.A.,, as Canadian Lender
[CONTACT INFORMATION REDACTED]

	By:	(Signed)
Name: Jeffrey Coleman
Title: Executive Director

By:
Name:
Title:

[SIGNATURE PAGE TO SEVENTH AMENDED AND RESTATED CREDIT AGREEMENT]

Address:	CANADIAN IMPERIAL BANK OF COMMERCE, NEW YORK BRANCH, as US Lender and US Swingline Lender
[CONTACT INFORMATION REDACTED]

	By:	(Signed)
Name: Andrew R. Campbell Title: Authorized Signatory

	By:	(Signed)
Name: Zhen Ma
Title: Authorized Signatory

[SIGNATURE PAGE TO SEVENTH AMENDED AND RESTATED CREDIT AGREEMENT]

Address:	NATIONAL BANK OF CANADA – NEW YORK BRANCH, as US Lender
[CONTACT INFORMATION REDACTED]

	By:	(Signed)
Name: Ian Gillespie Title: Managing Director

	By:	(Signed)
Name: David Torrey Title: Managing Director

[SIGNATURE PAGE TO SEVENTH AMENDED AND RESTATED CREDIT AGREEMENT]

Address:	SHELL ENERGY NORTH AMERICA (US), L.P., as US Lender
[CONTACT INFORMATION REDACTED]

	By:	(Signed)
Name: Daren Rubink Title: VP Finance

[SIGNATURE PAGE TO SEVENTH AMENDED AND RESTATED CREDIT AGREEMENT]

Address:	HSBC BANK CANADA, as US Lender
[CONTACT INFORMATION REDACTED]

	By:	(Signed)
Name: Jesse MacMasters Title: Head of Large Corporate - Ontario

	By:	(Signed)
Name: Andrew Sclater Title: Director Large Corporate Banking

[SIGNATURE PAGE TO SEVENTH AMENDED AND RESTATED CREDIT AGREEMENT]

Address:	JPMORGAN CHASE BANK, N.A.,, as US Lender
[CONTACT INFORMATION REDACTED]

	By:	(Signed)
Name: Jeffrey Coleman
Title: Executive Director
By:
Name:
Title:

[SIGNATURE PAGE TO SEVENTH AMENDED AND RESTATED CREDIT AGREEMENT]

SCHEDULE A
COMMITMENTS
	CANADIAN REVOLVING FACILITY	US REVOLVING FACILITY[1]	LC FACILITY
Lender Group: (Canadian Lenders/US Lenders)	Canadian Lender Commitment Cdn.$	US Lender Commitment Cdn.$	LC Lender Commitment Cdn.$
Canadian Imperial Bank of Commerce/Canadian Imperial Bank of Commerce, New York Branch	[AMOUNTS REDACTED]
National Bank of Canada/National Bank of Canada - New York Branch
Shell Energy North America (Canada) Inc. / Shell Energy North America (US), L.P.
HSBC Bank Canada/HSBC Bank Canada
Alberta Treasury Branches
Canadian Western Bank
JPMorgan Chase Bank, N.A./JPMorgan Chase Bank, N.A.
Total Commitments	$140,000,000	$152,500,000	$50,000,000

1 As of the Effective Date, the US Swingline Lender has not been selected.
2 Commitment includes a Canadian Swingline Facility in an amount not to exceed Cdn.$10,000,000 and any Letters of Credit issued by Canadian Imperial Bank of Commerce pursuant to the Canadian Revolving Facility.

SCHEDULE B
NOTICE OF REQUEST FOR ADVANCE

TO:	Canadian Imperial Bank of Commerce, as administrative agent (the “Agent”)
RE:
Seventh Amended and Restated Credit Agreement dated as of December 30, 2016 (together with all amendments, modifications, supplements, restatements, if any, from time to time thereafter made thereto, the “Credit Agreement”) among Just Energy Ontario L.P., by its general partner Just Energy Corp., and Just Energy (U.S.) Corp., each as a borrower, the Agent and each of the financial institutions from time to time party thereto as lenders (the “Lenders”)

DATE:
[NTD:  Drawdown Notices, Conversion Notices and Rollover Notices, as the case may be, must be delivered to the Agent not later than 11:00 a.m. (Toronto time) (i) 3 Business Days in advance for LIBOR Advances, (ii) 1 Business Day in advance for Prime Rate Advances, US Base Rate Advances or US Prime Rate Advances, (iii) 1 Business Day in advance for Bankers’ Acceptances and BA Equivalent Notes; and (iv) 3 Business Days in advance for Letters of Credit.]

All defined terms set forth, but not otherwise defined, in this notice shall have the respective meanings set forth in the Credit Agreement.
Drawdown Notice
We hereby give irrevocable notice of our request under the Credit Facilities for an Advance, of [all / a portion of] the Advances pursuant to Section 2.10 of the Credit Agreement as follows:
2.
Amount of Advance: [Cdn./US/Euros/Pound Sterling] $_________________ [minimum principal amount of Cdn.$1,500,000 and in whole multiples of Cdn.$500,000 for Prime Rate Advances and Bankers’ Acceptances; minimum principal amount of US$1,500,000 and in whole multiples of US$500,000 for US Prime Rate Advances, US Base Rate Advances and LIBOR Advances].

3.	Date of Advance: _____________________.
4.
Nature of Advance is by way of [Prime Rate Advance/ Bankers’ Acceptance/BA Equivalent Note/US Base Rate Advance/US Prime Rate Advance/LIBOR Advance/Letter of Credit] under the [Canada Revolving Facility/US Revolving Facility/LC Facility].

5.
[If applicable - when Lenders are purchasing Bankers’ Acceptances]  Please forward the funding particulars with respect to the Bankers’ Acceptances on [one Business Day prior to the proposed Drawdown Date].  The term of each such Bankers’ Acceptance will be for a period of one month (subject to availability).

6.	[If applicable] The term of each LIBOR Advance will be for a period of one [week/month] (subject to availability).
Conversion Notice
We hereby give irrevocable notice of a conversion of an Advance pursuant to Section 2.10 of the Credit Agreement.
1.
We have outstanding [Cdn.$/US$/Euros/Pound Sterling] ______________ by way of [Prime Rate Advance/Bankers’ Acceptance/BA Equivalent Note/US Base Rate Advance/US Prime Rate Advance/LIBOR Advance/Letter of Credit].

2.
Please convert [Cdn.$/US$/Euros/Pound Sterling] ______________ outstanding by way of ____________ [Prime Rate Advance/Bankers’ Acceptance/BA Equivalent Note/US Base Rate Advance/US Prime Rate Advance/LIBOR Advance/Letter of Credit] into a ____________ [Prime Rate Advance/Bankers’ Acceptance/BA Equivalent Note/US Base Rate Advance/US Prime Rate Advance/LIBOR Advance/Letter of Credit] on the ________ day of _____________, 20______.

3.	[If applicable] We hereby request that the Lenders accept drafts [and purchase] the Bankers’ Acceptances to be issued pursuant to this Conversion Notice.
4.
[If applicable] Please forward the funding particulars with respect to the Bankers’ Acceptances on the proposed Drawdown Date.  The term of each Bankers’ Acceptance will be for a period of one month (subject to availability).

5.	[If applicable] The term of each LIBOR Advance will be for a period of one [week/month] (subject to availability).
Rollover Notice
We hereby give irrevocable notice of a Rollover of an Advance pursuant to Section 2.10 of the Credit Agreement.
1.	We have outstanding [Cdn.$/US$] ___________ by way of [Bankers’ Acceptance/BA Equivalent Note or LIBOR Advance].
2.	The term in respect of such [Bankers’ Acceptance/BA Equivalent Note or LIBOR Advance] expires on ___________, 20_____.
3.
Please rollover such [Bankers’ Acceptance/BA Equivalent Note or LIBOR Advance] (or [Cdn.$/US$] ____________ if less than the entire issue of [Bankers’ Acceptance/BA Equivalent Note or LIBOR Advance] is being rolled over) such that the subsequent term is for a period of one [week/month] (subject to availability).

4.	Please forward the funding particulars with respect to the rolled over [Bankers’ Acceptances/BA Equivalent Note or LIBOR Advance] on the proposed Drawdown Date.
General [NTD:  Not required for Conversion or Rollover Notices]
We hereby certify as follows:
1.
The representations and warranties in Section 8.01 of the Credit Agreement, other than those representations and warranties which speak to a specific date, which remain true and correct as at such date, are true and correct as of the Drawdown Date.

2.
No Pending Event of Default or Event of Default exists on the date hereof and the completion of the borrowing contemplated hereunder will not result in the occurrence of an Event of Default or a Pending Event of Default.

3.	All other conditions precedent in the Credit Agreement that have not been waived upon which the Borrowers may obtain an Advance have been fulfilled.

[JUST ENERGY ONTARIO L.P., by its general partner, JUST ENERGY CORP./ JUST ENERGY (U.S.) CORP.]

By:
Authorized Signatory

SCHEDULE C
REPAYMENT NOTICE
TO:	Canadian Imperial Bank of Commerce, as administrative agent (the “Agent”)
RE:
Seventh Amended and Restated Credit Agreement dated as of December 30, 2016 (together with all amendments, modifications, supplements, restatements, if any, from time to time thereafter made thereto, the “Credit Agreement”) among Just Energy Ontario L.P., by its general partner Just Energy Corp., and Just Energy (U.S.) Corp., each as a borrower, the Agent and each of the financial institutions from time to time party thereto as lenders (the “Lenders”)

DATE:	[NTD: To be delivered in accordance with the applicable notice requirement for the Advance being repaid]
All defined terms set forth, but not otherwise defined, in this notice shall have the respective meanings set forth in the Credit Agreement.
Mandatory Repayment
We hereby give irrevocable notice of our request under the Credit Facilities for a repayment of [all / a portion of] the Advances pursuant to Section 6.01 of the Credit Agreement as follows:
1.	Total amount of repayment: [Cdn.$/US$] _______________________.
2.	Nature of repayment is by way of: [NTD: Nature of repayment to be made in same denominations as funds were initially advanced.]

(a)	Prime Rate Advances: Cdn.$________________________.
(b)	Bankers’ Acceptances: Cdn.$________________________.
(c)	BA Equivalent Notes: Cdn.$________________________.
(d)	US Base Rate Advances: US$_________________________.
(e)	US Prime Rate Advances: US$_________________________.
(f)	LIBOR Advances: US$_________________________.
[NTD:  Bankers’ Acceptances, BA Equivalent Notes and LIBOR Advances may not be repaid otherwise than on their respective maturity dates].
3.	Date of repayment: _______________________.

Voluntary Repayments and Reductions
We hereby give irrevocable notice of our request under the Credit Facilities for a voluntary repayment or prepayment of [all/a portion of] the Advances pursuant to Section 6.02 of the Credit Agreement as follows:
1.
Total amount of repayment or prepayment: [Cdn./US]$_______________________
[minimum aggregate amount of Cdn.$1,500,000 and in whole multiples of Cdn.$500,000 for Advances in Canadian Dollars other than repayment of Advances under the Canadian Swingline Facility or the US Swingline Facility; minimum aggregate amount of US$1,500,000 and in whole multiples of US$500,000 for Advances in United States Dollars].

2.	Nature of repayment or prepayment is by way of: [NTD: Nature of repayment or prepayment to be made in same denominations as funds were initially advanced.]
(a)	Prime Rate Advances: Cdn.$________________________.
(b)	US Base Rate Advances: US$_________________________.
(c)	US Prime Rate Advances: US$_________________________.
3.	Date of repayment: _______________________.

Yours truly,
[JUST ENERGY ONTARIO L.P., by its general partner, JUST ENERGY CORP./ JUST ENERGY (U.S.) CORP.]

By:
Authorized Signatory

SCHEDULE D
COMPLIANCE CERTIFICATE

[FORM OF COMPLIANCE CERTIFICATE REDACTED]

SCHEDULE E
CANADIAN ASSIGNMENT AGREEMENT
TO:	Canadian Imperial Bank of Commerce, as administrative agent (the “Agent”)
RE:
Seventh Amended and Restated Credit Agreement dated as of December 30, 2016  (together with all amendments, modifications, supplements, restatements, if any, from time to time thereafter made thereto, the “Credit Agreement”) among Just Energy Ontario L.P., by its general partner Just Energy Corp., and Just Energy (U.S.) Corp., each as a borrower, the Agent and each of the financial institutions from time to time party thereto as lenders (the “Lenders”)

DATE:	[NTD: 10 Business Days prior notice to be provided to the Agent.]
All defined terms set forth, but not otherwise defined, in this Assignment Agreement shall have the respective meanings set forth in the Credit Agreement, unless the context requires otherwise.
1.	[name of new lender] (the “Assignee”) acknowledges that its proper officers have received and reviewed a copy of the Credit Documents and further acknowledges the provisions of the Credit Documents.
2.
The Assignee desires to [become] [increase its Commitment as] a Lender under the Credit Agreement. [Name of selling Lender] (the “Assignor”) has agreed to and does hereby sell, assign and transfer to the Assignee [Cdn.$___________ of the Commitment under the Credit Facilities] of the Assignor (the “Transferred Commitment”) and, accordingly, the Assignee has agreed to execute this Assignment Agreement.

3.
The Assignee, by its execution and delivery of this Assignment Agreement, agrees that [from and after the date hereof it will] [it continues to] be a Lender under the Credit Agreement and agrees to be subject to, bound by and to perform all of the terms, conditions and covenants of the Credit Agreement applicable to a Lender [but its obligation to make Advances will be limited to the Transferred Commitment].

4.
The Assignee hereby assumes, without recourse to the Assignor, all liabilities and obligations of the Assignor as Lender under the Credit Agreement to the extent of the Transferred Commitment as provided for herein and the Assignee hereby releases and discharges the Assignor from such obligations and liabilities to the same extent.  Nothing herein will release or be deemed to release any claim, demand, action or cause of action which the Borrowers may have against the Assignor arising out of or in connection with a breach or default by the Assignor of any provision of the Credit Agreement and the other Credit Documents.

5.
Notwithstanding the foregoing, if any Bankers’ Acceptances accepted by the Assignor remain outstanding on the effective date of the sale, assignment or transfer referred to herein, such Bankers’ Acceptances will remain the liability and obligation of the Assignor and the Assignor will be entitled to all of the rights, entitlements and benefits arising out of the Credit Agreement and the other Credit Documents with respect to such Bankers’ Acceptances (including reimbursement rights); provided, however, that the Assignee will indemnify the Assignor and hold the Assignor harmless from and against any losses or costs paid or incurred by the Assignor in connection with such Bankers’ Acceptances (other than losses or costs which arise out of the negligence or wilful misconduct of the Assignor) and will be entitled to a proportionate amount of the fees paid in respect of such Bankers’ Acceptances, as determined between the Assignor and Assignee, based upon the number of days remaining in the term of any such Bankers’ Acceptances.

6.
The Assignee acknowledges and confirms that it has not relied upon the Assignor or the Agent or any of their respective directors, officers, employees or agents, for, and none of the foregoing have made any representation or warranty whatsoever as to, the due execution, legality, effectiveness, validity or enforceability of any of the Credit Documents or any other documentation or information delivered by the Assignor or the Agent to the Assignee in connection therewith or for the performance thereof by any party thereto or of the financial condition of the Borrowers or any Guarantor.  All representations, warranties and conditions express or implied by law or otherwise are hereby excluded.

7.
The Assignee represents and warrants that it deals at arm’s length within the meaning of the Income Tax Act (Canada) with the Borrowers and that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigation into the financial condition, creditworthiness, affairs, status and nature of the Borrowers or any Guarantor and has not relied and will not hereafter rely on the Assignor or the Agent or any of their respective directors, officers, employees or agents to appraise or keep under review on its behalf the financial condition, creditworthiness, affairs, status or nature of the Borrowers or any Guarantor.

[NTD: Following the occurrence and continuance of an Event of Default or of a Pending Event of Default, an Assignee may be a Person that does not deal at arm’s length with the Borrower.]
8.
Each of the Assignor and the Assignee represents and warrants to the other, and to the Agent and the Lenders that it has the capacity and power to enter into this Assignment Agreement in accordance with the terms hereof and to perform its obligations arising therefrom, and all actions required to authorize the execution and delivery hereof and the performance of such obligations have been duly taken.

9.	This Assignment Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

10.	Notices will be given to the Assignee in the manner provided for in the Credit Agreement as follows:
•
 •
Attention: •
Telecopier: •
[specify lending office of the Assignee if different from above]
11.	This Assignment Agreement will be binding upon the Assignee and its successors and permitted assigns.
12.
This Assignment Agreement may be executed in counterparts (including by way of facsimile or electronic transmission) and all of such counterparts taken together will be deemed to constitute one and the same instrument.

[Name of Assignor]
By:
Name:
Title:

The Assignor hereby acknowledges the above Assignment Agreement and agrees that its Commitment is reduced by an amount equal to the Transferred Commitment.
[Name of Assignee]
By:
Name:
Title:

Just Energy Ontario L.P., by its general partner, Just Energy Corp., and Just Energy (U.S.) Corp. each hereby acknowledge the above Assignment Agreement and consent to the Assignee [becoming] [increasing its Commitment as] a Lender under the Credit Agreement to the extent of the Transferred Commitment.
JUST ENERGY ONTARIO L.P., by its general partner, JUST ENERGY CORP.

By:
Authorized Signatory

JUST ENERGY (U.S.) CORP.

By:
Authorized Signatory

[NTD:  Borrowers’ consent is not required during the continuance of an Event of Default or a Pending Event of Default.]
Canadian Imperial Bank of Commerce, as administrative agent hereby acknowledges the above Assignment Agreement [and receipt of Cdn.$5,000 from the Assignor] and consents to the Assignee [becoming] [increasing its Commitment as] a Lender under the Credit Agreement to the extent of the Transferred Commitment.
CANADIAN IMPERIAL BANK OF COMMERCE, as Administrative Agent
By:
Name:
Title:

By:
Name:
Title:

SCHEDULE F
US ASSIGNMENT AGREEMENT
ASSIGNMENT AND ASSUMPTION
This Assignment and Assumption (the “Assignment and Assumption”) is dated as of the Effective Date set forth below and is entered into by and between • [Insert name of Assignor] (the “Assignor”) and • [Insert name of Assignee] (the “Assignee”).  Capitalized terms used but not defined herein shall have the meanings given to them in the Credit Agreement identified below (as amended, the “Credit Agreement”), receipt of a copy of which is hereby acknowledged by the Assignee.  The Standard Terms and Conditions set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set forth herein in full.
For an agreed consideration, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Administrative Agent as contemplated below (i) all of the Assignor’s rights and obligations in its capacity as a Lender under the Credit Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of the Assignor under the respective facilities identified below (including without limitation any letters of credit, guarantees, and swingline loans included in such facilities) and (ii) to the extent permitted to be assigned under applicable law, all claims, suits, causes of action and any other right of the Assignor (in its capacity as a Lender) against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned pursuant to clauses (i) and (ii) above being referred to herein collectively as, the “Assigned Interest”).  Such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by the Assignor.
1. Assignor:
2. Assignee:
[NTD: Following the occurrence and continuance of an Event of Default or a Pending Event of Default, an Assignee may be a non-resident of the United States.]
3. Borrowers:	Just Energy Ontario L.P. and Just Energy (U.S.) Corp.

4. Administrative Agent:	Canadian Imperial Bank of Commerce
as the administrative agent under the Credit Agreement
5. Credit Agreement:

The Seventh Amended and Restated Credit Agreement dated as of December 30, 2016 (as amended, restated, supplemented or otherwise modified from time to time) among Just Energy Ontario L.P., Just Energy (U.S.) Corp., the Lenders parties thereto and Canadian Imperial Bank of Commerce, as Administrative Agent

6. Assigned Interest:

Aggregate Amount of Commitment/Loans for all Lenders*	Amount of Commitment/Loans Assigned*	Percentage Assigned of Commitment/Loans[3]	CUSIP Number
US$	US$	%
US$	US$	%

7. [Trade Date:	][4]

Effective Date:  •, 20•[TO BE INSERTED BY ADMINISTRATIVE AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR].
The terms set forth in this Assignment and Assumption are hereby agreed to:
• [NAME OF ASSIGNOR]
By:
Name: Title:

1 Fill in the appropriate terminology for the types of facilities under the Credit Agreement that are being assigned under this Assignment (e.g. "US Revolving Facility," "Canadian Swingline Facility," etc.)
* Amount to be adjusted by the counterparties to take into account any payments or prepayments made between the Trade Date and the Effective Date.
2 Set forth, to at least 9 decimals, as a percentage of the Commitment/Loans of all Lenders thereunder.
3 To be completed if the Assignor and the Assignee intend that the minimum assignment amount is to be determined as of the Trade Date.

● [NAME OF ASSIGNEE]
By:
Name: Title:
Acknowledged and consented to:
JUST ENERGY ONTARIO L.P., by its general partner, JUST ENERGY CORP.
By:
Name: Title:

JUST ENERGY (U.S.) CORP.
By:
Name: Title:

[NTD:  Borrowers’ consent is not required during the continuance of an Event of Default or a Pending Event of Default.]
Canadian Imperial Bank of Commerce, as administrative agent hereby acknowledges the above Assignment Agreement [and receipt of Cdn.$5,000 from the Assignor] and consents to the Assignee [becoming] [increasing its Commitment as] a Lender under the Credit Agreement to the extent of the Transferred Commitment.
CANADIAN IMPERIAL BANK OF COMMERCE, as Administrative Agent
By:
Name:
Title:

By: :
Name:
Title:

ANNEX 1
SEVENTH AMENDED AND RESTATED CREDIT AGREEMENT DATED AS OF DECEMBER 30, 2016 BETWEEN, AMONG OTHERS, JUST ENERGY ONTARIO L.P., JUST ENERGY (U.S.) CORP., THE LENDERS PARTIES THERETO AND CANADIAN IMPERIAL BANK OF COMMERCE, AS ADMINISTRATIVE AGENT
STANDARD TERMS AND CONDITIONS FOR
ASSIGNMENT AND ASSUMPTION
ARTICLE 1 - REPRESENTATIONS AND WARRANTIES
1.1
Assignor.  The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Credit Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Documents or any collateral thereunder, (iii) the financial condition of the Borrower, any of its Subsidiaries or Affiliates or any other Person obligated in respect of any Credit Document or (iv) the performance or observance by the Borrower, any of its Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Credit Document.

1.2
Assignee.  The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby [and to become a Lender under the Credit Agreement], (ii) it meets all requirements of an eligible assignee under the Credit Agreement (subject to receipt of such consents as may be required under the Credit Agreement), (iii) from and after the Effective Date, it shall [continue] be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of the Assigned Interest, shall have the obligations of a Lender thereunder, (iv) it has received a copy of the Credit Agreement, together with copies of the most recent financial statements delivered pursuant to Section 9.03 thereof, as applicable, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase the Assigned Interest on the basis of which it has made such analysis and decision independently and without reliance on the Administrative Agent or any other Lender, and (v) if it is a US Lender, attached to the Assignment and Assumption is any documentation required to be delivered by it pursuant to the terms of the Credit Agreement, duly completed and executed by the Assignee; and (b) agrees that (i) it will, independently and without reliance on the Administrative Agent, the Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Credit Documents, and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Credit Documents are required to be performed by it as a Lender.

ARTICLE 2 - PAYMENTS
From and after the Effective Date, the Administrative Agent shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignor for amounts which have accrued to but excluding the Effective Date and to the Assignee for amounts which have accrued from and after the Effective Date.
ARTICLE 3 - GENERAL PROVISIONS
This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns.  This Assignment and Assumption may be executed in any number of counterparts, which together shall constitute one instrument.  Delivery of an executed counterpart of a signature page of this Assignment and Assumption by telecopy shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption.  This Assignment and Assumption shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein.

SCHEDULE G
LIST OF LDC AGREEMENTS
[INFORMATION REDACTED]

SCHEDULE H
EXISTING CIBC LETTERS OF CREDIT
[INFORMATION REDACTED]

SCHEDULE I
BORROWING BASE SAMPLE CALCULATION
[INFORMATION REDACTED]

SCHEDULE I.1
BORROWING BASE KEY ASSUMPTION SAMPLE CALCULATION
[INFORMATION REDACTED]

SCHEDULE J
BORROWING BASE CERTIFICATE
TO:	Canadian Imperial Bank of Commerce, as administrative agent (the “Agent”)
RE:
Seventh Amended and Restated Credit Agreement dated as of December 30, 2016  (together with all amendments, modifications, supplements, restatements, if any, from time to time thereafter made thereto, the “Credit Agreement”) among Just Energy Ontario L.P., by its general partner Just Energy Corp., and Just Energy (U.S.) Corp., each as a borrower, the Agent and each of the financial institutions from time to time party thereto as lenders (the “Lenders”)

DATE:	•, 20●

All defined terms set forth, but not otherwise defined, in this notice shall have the respective meanings set forth in the Credit Agreement.
This Borrowing Base Certificate (the “Certificate”) is delivered pursuant to the [conditions precedent to the initial advance requirements of Section 3.01 of the Credit Agreement] [reporting requirements of Section 9.03(6) of the Credit Agreement].
The following calculations determine the Borrowing Base in accordance with the relevant definitions as set forth in the Credit Agreement and the other Credit Documents.  The Borrowers hereby certify as follows:
The Borrowing Base, as of the date hereof, is Cdn.$________________________________, which is the lesser of:
(a)	the Maximum Facility Amount; and
(b)	for the Borrowers and the Restricted Subsidiaries, the sum of:
(i)	cash or Cash Equivalents held by such Obligors;
(ii)	the present value (calculated at a [PERCENTAGE REDACTED] discount rate) of [PERCENTAGE REDACTED] of Net Gross Margin After Tax for the Year-One Period;
(iii)	the present value (calculated at a [PERCENTAGE REDACTED] discount rate) of [PERCENTAGE REDACTED] of the Net Gross Margin After Tax for the Year-Two Period;
(iv)	the present value (calculated at a [PERCENTAGE REDACTED] discount rate) of [PERCENTAGE REDACTED] of the Net Gross Margin After Tax for the Year-Three Period;

(v)	the present value (calculated at a [PERCENTAGE REDACTED] discount rate) of [PERCENTAGE REDACTED] of the Net Gross Margin After Tax for the Year-Four Period; and
(vi)	the present value (calculated at a [PERCENTAGE REDACTED] discount rate) of [PERCENTAGE REDACTED] of the Net Gross Margin After Tax for the Year-Five Period;
(vii)	less the present value of the interest payments on any High Yield Debt that are secured obligations of JustEnergy; and
(viii)	less the amount of all accrued amounts that remain unpaid for the physical supply of electricity or gas that has been delivered to a Customer, a sample calculation of which is attached as Schedule I of the Credit Agreement.
Yours truly,
[JUST ENERGY ONTARIO L.P., by its general partner, JUST ENERGY CORP./ JUST ENERGY (U.S.) CORP.]

Authorized Signatory

SCHEDULE K
DISTRIBUTABLE FREE CASH FLOW SAMPLE CALCULATION
[INFORMATION REDACTED]

SCHEDULE L
FORM OF OPERATING BUDGET
[INFORMATION REDACTED]

SCHEDULE M
GUARANTORS AS OF THE EFFECTIVE DATE
[INFORMATION REDACTED]

SCHEDULE N
FORM OF SUBORDINATION AGREEMENT
- see attached -

SUBORDINATION AND POSTPONEMENT AGREEMENT
THIS SUBORDINATION AND POSTPONEMENT AGREEMENT (as amended, modified, supplemented, restated or replaced from time to time, this “Agreement”) is made as of ●, 20●● between (A) Canadian Imperial Bank of Commerce (“CIBC”), as collateral agent (together with any successor(s) thereto in such capacity, the “Collateral Agent”) for and on behalf of (i) itself as security agent, (ii) CIBC, as administrative agent (together with any successor(s) thereto in such capacity, the “Agent”) for and on behalf of itself and the Credit Agreement Lenders (as defined below) and the Lender Hedge Providers under the Credit Agreement (as defined below), (iii) the Credit Agreement Lenders or any affiliate of a Credit Agreement Lender, (iv) any Lender Hedge Providers, (v) the Shell Energy Entities, (vi) any Other Commodity Suppliers, (B) [name of Restricted Subsidiary], as debtor (together with its successors, the “Debtor”); and (C) [name of Unrestricted Subsidiary] (together with its successors, the “Subordinate Lender”).
WHEREAS pursuant to a seventh amended and restated credit agreement dated as of December 30, 2016 (as such agreement may be amended, restated, supplemented, replaced or otherwise modified from time to time, the “Credit Agreement”), among Just Energy Ontario L.P. and Just Energy (U.S.) Corp. (collectively, the “Borrowers”), CIBC, as the Agent and each of the financial institutions who from time to time become lenders thereunder (collectively, the “Credit Agreement Lenders”), the Credit Agreement Lenders have agreed to extend certain loans to the Borrowers;
AND WHEREAS a Lender Hedge Provider may from time to time enter into a Hedging Agreement with the Debtor;
AND WHEREAS the Shell Energy Entities have entered or may from time to time enter into the Shell Energy Agreements with the Debtor;
AND WHEREAS the Other Commodity Suppliers may from time to time enter into Other Commodity Supply Agreements with the Debtor;
AND WHEREAS the Debtor has entered into an amended and restated guarantee dated as of October 31, 2005 (as amended, restated, supplemented, replaced or otherwise modified from time to time, the “Lenders’ Guarantee”) in favour of Agent pursuant to which the Debtor has guaranteed the obligations of the Borrowers to any Credit Agreement Lender or any affiliate of a Credit Agreement Lender or to any Lender Hedge Provider pursuant to the Security Documents;
AND WHEREAS the Debtor may from time to time enter into guarantees in favour of Shell Energy or any Other Commodity Supplier pursuant to which the Debtor will guarantee the obligations of other Subordinate Lenders to Shell Energy or any Other Commodity Supplier (the “Supplier Guarantees”);
AND WHEREAS the Subordinate Lender has agreed to unconditionally and irrevocably subordinated and postponed the Subordinate Debt to the indefeasible repayment in full of the Senior Debt pursuant to this Agreement;

AND WHEREAS each of the Subordinate Lender has duly authorized the execution, delivery and performance of this Agreement;
NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which is hereby irrevocably acknowledged, the parties hereto make the following covenants, acknowledgments and agreements.
1.	Defined Terms
Unless otherwise defined herein or the context otherwise requires, capitalized terms used herein which are not otherwise defined herein shall have the meanings provided in the Intercreditor Agreement.  References in this Agreement to any agreement shall be deemed to be a reference to such agreement as amended, restated, supplemented, substituted, replaced or modified from time to time.  In this Agreement, unless something in the subject matter or context is inconsistent therewith:
“Agent” has the meaning ascribed thereto in the recitals;
“Agreement” has the meaning ascribed thereto in the recitals;
“Applicable Law” means, in respect of any Person, property, transaction, event or other matter, as applicable, all laws, rules, statutes, regulations, treaties, orders, judgments and decrees and, to the extent they have the force of law, all official directives, rules, guidelines, orders, policies and other requirements of any Governmental Authority (collectively the “Law”) and will also include any interpretation of the Law or any part of the Law by any Person having jurisdiction over it or charged with its administration or interpretation in each case having the force of law relating or applicable to such Person, property, transaction, event or other matter;
“Borrowers” has the meaning ascribed thereto in the recitals and “Borrower” means either one of them;
“Canadian Borrower” has the meaning ascribed thereto in the recitals;
“CIBC” has the meaning ascribed thereto in the recitals;
“Collateral Agent” has the meaning ascribed thereto in the recitals;
“Credit Agreement Lenders” has the meaning ascribed thereto in the recitals, and “Credit Agreement Lender” means any one of them;
“Debtor” has the meaning ascribed thereto in the recitals.
“Governmental Authority” means the government of any nation, province, territory, municipality, state or other political subdivision of any nation, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing;

“Guarantees” means collectively the Lenders’ Guarantee and the Supplier Guarantees, each as amended, modified, supplemented, restated or replaced from time to time;
“Intercreditor Agreement” means the sixth amended and restated intercreditor agreement dated as of September 1, 2015 between, inter alios, the Obligors, the Collateral Agent and the Other Commodity Suppliers, as such agreement may be amended, restated, supplemented, replaced or otherwise modified from time to time;
“Lenders” means the Credit Agreement Lenders and the Lender Hedge Providers collectively, and “Lender” means any one of them;
“Lenders’ Guarantee” has the meaning ascribed thereto in the recitals;
“Person” means an individual, a partnership, a corporation, a trust, an unincorporated organization, a government or any governmental department or agency or any other entity whatsoever and the heirs, executors, administrators or other legal representatives of an individual;
“Senior Debt” has the meaning ascribed to “Senior Obligations” in the Intercreditor Agreement;
“Senior Security” means all liens, charges, pledges, security interests and other security agreements of any nature or kind, now or hereafter granted by the Obligors to the Collateral Agent, through assignment or otherwise, which secures payment of the Senior Debt;
“Subordinate Debt” means all indebtedness, liabilities and obligations, of any nature or kind, present or future, direct or indirect, absolute or contingent, whether as primary debtor or surety, matured or not and at any time owing by the Debtor to the Subordinate Lender;
“Subordinate Lender” has the meaning ascribed thereto in the recitals;
“Supplier Guarantees” has the meaning ascribed thereto in the recitals;
“U.S. Borrower” has the meaning ascribed thereto in the recitals.
2.	Subordination and Postponement
The Subordinate Lender hereby covenants and agrees that all Subordinate Debt is hereby unconditionally and irrevocably deferred, postponed and subordinated in all respects to the prior indefeasible repayment in full by the Debtor of all the Senior Debt.
(a)	Without limiting the generality of the foregoing, the deferrment, postponement and subordination of the Subordinate Debt contained herein shall be effective notwithstanding:
(i)	the dates of any advances secured by the Senior Security;

(ii)
the time or sequence of giving any notice or the making of any demand in respect of the Senior Debt, the Senior Security of the Subordinate Debt or the attachment, perfection or crystallization of the security constituted by the Senior Security;

(iii)	the taking of any collection, enforcement or realization proceedings pursuant to the Senior Security or the Subordinate Debt;
(iv)
the date of obtaining any judgment or the order of any bankruptcy court or any court administering bankruptcy, insolvency, receivership or similar proceedings as to the entitlement of either the Senior Creditors or the Subordinate Lender to any money or property of the Debtor;

(v)	the giving or failing to give any notice, or the sequence of giving any notice to the Debtor;
(vi)
the failure to exercise any power or remedy reserved to the Collateral Agent or any of the Senior Creditors under the Credit Agreement, the Intercreditor Agreement, any Shell Energy Agreement, any Other Commodity Supply Agreement or under any Senior Security or to insist upon a strict compliance with any of the terms thereof; and

(vii)	the rules of priority established under Applicable Law.
3.
Repayment of Subordinate Debt   Except for payments which are not prohibited by and which are made in accordance with the Credit Agreement and the Intercreditor Agreement or, subsequent to the termination of the Credit Agreement, in accordance with the Intercreditor Agreement, until the Senior Debt has been indefeasibly paid in full and the Credit Agreement, the Intercreditor Agreement, the Shell Energy Agreements and the Other Commodity Supply Agreements have been terminated, no direct or indirect, distribution, payment (including, but not limited to, principal, interest and fees), prepayment or repayment on account of, or other distribution in respect of, the Subordinate Debt shall be made by, or on behalf of, the Debtor or received by, or on behalf of, the Subordinate Lender.

4.
Restriction on Enforcement The Subordinate Lender shall not take any steps whatsoever to enforce payment of the Subordinate Debt (including, without limitation, demand for payment, rights of set-off, commencement of bankruptcy proceedings, foreclosure, sale, power of sale, taking of possession, appointing or making application to a court for an order appointing an agent or a receiver or receiver-manager) unless, prior to the taking of any such steps, the Senior Debt has been indefeasibly paid in full.

5.
Subordinate Security  The Subordinate Lender acknowledges that it has not been granted any security from the Debtor to secure the Subordinate Debt.  The Subordinate Lender covenants in favour of the Senior Creditors that during the term of this Agreement it will not take from the Debtor security for the payment of or performance of obligations in respect of the Subordinate Debt.  The Debtor covenants in favour of the Senior Creditors that during the term of this Agreement, it will not deliver to the Subordinate Lender any security for the payment of or performance of obligations in respect of the Subordinate Debt.

6.
No Objection  The Subordinate Lender shall not take, or cause or permit any other Person to take on their behalf, any steps whatsoever whereby the priority or validity of any of the Senior Security or the Senior Debt or the rights of the Collateral Agent or any other Senior Creditor under the Senior Security, the Credit Agreement, the Intercreditor Agreement, the Shell Energy Agreements or the Other Commodity Supply Agreements could be delayed, defeated, impaired or diminished, and without limiting the generality of the foregoing, the Subordinate Lender shall not challenge, object to, compete with or impede in any manner any act taken or proceeding commenced by the Collateral Agent in connection with the enforcement by the Collateral Agent of the Senior Security.

7.
Application of Proceeds The Subordinate Lender acknowledges that all and every part of the Senior Security is held by the Collateral Agent as security for all and every part of the Senior Debt and the Collateral Agent may apply as a permanent reduction any monies received, whether from the enforcement of and realization upon any or all of the Senior Security or otherwise, to any part of the Senior Debt as the Collateral Agent may determine appropriate in accordance with the provisions of the Intercreditor Agreement.

8.	Liquidation, Dissolution, Bankruptcy, etc.
(a)
In the event of distribution, division or application, partial or complete, voluntary or involuntary, by operation of law or otherwise, of all or any part of the assets of the Debtor, or the proceeds thereof, to creditors in connection with the bankruptcy, liquidation or winding-up of the Debtor or in connection with any composition with creditors or scheme of arrangement to which the Debtor is a party, the Senior Creditors shall be entitled to receive (i) payment in full (including interest accruing to the date of receipt of such payment at the applicable rate whether or not allowed as a claim in any such proceeding) of the Senior Debt before the Subordinate Lender is entitled to receive any direct or indirect payment or distribution of any cash or other assets of the Debtor on account of the Subordinate Debt, and (ii) any payment or distribution of any kind or character, whether in cash or other assets, which shall be payable or deliverable upon or with respect to the Subordinate Debt for application in payment of such Senior Debt (to the extent necessary to pay all Senior Debt in full after giving effect to any substantially concurrent payment or distribution to the Senior Creditors in respect of the Senior Debt).  To the extent any payment of Senior Debt (whether by or on behalf of the Subordinate Lender, as proceeds of security or enforcement of any right of set-off or otherwise) is declared to be a fraudulent preference or otherwise voidable, set aside or required to be paid to a trustee, receiver or other similar Person under any bankruptcy, insolvency, receivership or similar law, then if such payment is recoverable by, or paid over to, such trustee, receiver or other Person, the Senior Debt or part thereof originally intended to be satisfied shall be deemed to be reinstated and outstanding as if such payment had not occurred.

(b)
In order to enable the Senior Creditors to enforce their rights hereunder in any of the actions or proceedings described in this Section 8, the Collateral Agent is hereby irrevocably authorized and empowered, in its discretion, to make and present for and on behalf of the Subordinate Lender, such proofs of claims or other motions or pleadings and to demand, receive and collect any and all dividends or other payments or disbursements made thereon in whatever form the same may be paid or issued and to apply the same on account of the Senior Debt.  The Subordinate Lender hereby covenants and agrees to exercise any voting right or other privilege that it may have from time to time in any of the actions or proceedings described in this Section 8 in favour of any plan, proposal, compromise, arrangement or similar transaction so as to give effect to: (i) the right of the Senior Creditors to receive payments and distributions otherwise payable or deliverable upon or with respect to the Subordinate Debt so long as any Senior Debt remains outstanding; or (ii) the obligation of the Subordinate Lender to receive, hold in trust, and pay over to the Senior Creditors certain payments and distributions as contemplated by Section 9.

(c)
In the event of any dissolution, winding up, reorganization, bankruptcy, insolvency, receivership or other similar proceedings relating to the Debtor, all rights of the Subordinate Lender to exercise the voting and other consensual rights pertaining to Subordinate Debt and the securities it owns or holds in the capital of the Debtor of which it would otherwise be entitled to exercise shall, at the option of the Collateral Agent, become vested in the Collateral Agent, for and on behalf of the Senior Creditors, and the Collateral Agent shall thereupon have the right, but not the obligation, to exercise such voting and other consensual rights.  For such purpose, the Subordinate Lender hereby irrevocably appoints the Collateral Agent or any officer of the Collateral Agent as its attorney in fact, with full power and authority in the place and stead of the Subordinate Lender and in the name of the Subordinate Lender or otherwise, from time to time in the Collateral Agent’s absolute discretion and to the fullest extent permitted by law, to take any action and to execute any instruments which the Collateral Agent may deem reasonably necessary or advisable to accomplish the purposes of this Agreement, and the Subordinate Lender hereby ratifies all such actions that such attorney shall lawfully do or cause to be done by virtue hereof.  This power of attorney is a power coupled with an assignment of the Subordinate Lender’s interest in any payments or distributions in respect of the Subordinate Debt and shall be irrevocable.

9.
Payments Received by the Subordinate Lender   Prior to the indefeasible payment in full of the Senior Debt, if the Subordinate Lender or any Person on its behalf shall receive any payment (other than such payments expressly permitted by Section 3 hereof) from a distribution of assets of the Debtor on account of any Subordinate Debt, then the Subordinate Lender shall, and shall cause such other Person to, receive and hold such payment or distribution in trust for the benefit of the Senior Creditors and promptly pay the same over or deliver to the Collateral Agent in precisely the form received by the Subordinate Lender or such other Person on their behalf (except for any necessary endorsement or assignment) and such payment or distribution shall be applied by the Collateral Agent to the repayment or payment of the Senior Debt.

10.
Senior Creditors’ Rights   The Subordinate Lender agrees that the Collateral Agent shall be entitled to deal with the Senior Security in accordance with the terms of the Intercreditor Agreement and the terms of each Security Document and nothing herein shall prevent, restrict or limit the Collateral Agent in any manner from exercising all or any part of its rights and remedies otherwise permitted by the Intercreditor Agreement, by the terms of each Security Document and by Applicable Law upon any default under the terms of the Senior Debt, and without limiting the generality of the foregoing, the Subordinate Lender agrees that:

(a)
the Senior Creditors, in their absolute discretion or in the absolute discretion of any authorized officer or agent, and without diminishing the obligations of the Subordinate Lender hereunder, may grant time or other indulgences to the Debtor and any other Person now or hereafter liable to the Senior Creditors in respect of the payment of the Senior Debt, and the Collateral Agent may give up, modify, vary, exchange, renew or abstain from taking advantage of the Senior Security in whole or in part and may discharge any part or parts of or accept any composition or arrangements or realize upon the Senior Security when and in such manner as the Collateral Agent or any authorized officer or agent thereof may think expedient, and in no such case shall the Collateral Agent be responsible for any neglect or omission with respect to the Senior Security or any part thereof;

(b)
the Subordinate Lender shall not be released or exonerated from its obligations hereunder by extension of time periods or any other forbearance whatsoever, whether as to time, performance or otherwise or by any release, discharge, loss or alteration in or dealing with all or any part of the Senior Debt and the Senior Security or any part thereof or by any failure or delay in giving any notice required under this Agreement, the Intercreditor Agreement, the Credit Agreement, the Shell Energy Agreements, the Other Commodity Supply Agreements, the Guarantees, the Senior Debt or the Senior Security or any part thereof, the waiver by any of the Senior Creditors of compliance with any conditions precedent to any advance of funds, or by any modification or alteration of the Intercreditor Agreement, the Credit Agreement, the Shell Energy Agreements, the Other Commodity Supply Agreements, the Guarantees, the Senior Debt or the Senior Security or any part thereof, or by anything done, suffered or permitted by, any of the Senior Creditors, or as a result of the method or terms of payment under the Senior Debt or Senior Security or any part thereof or any assignment or other transfer of all or any part of the Intercreditor Agreement, the Credit Agreement, the Shell Energy Agreements, the Other Commodity Supply Agreements, the Guarantees, the Senior Debt or the Senior Security or any part thereof;

(c)
the Senior Creditors shall not be bound to seek or exhaust any recourse against the Debtor or any other Person or against the property or assets of the Debtor or any other Person or against any security, guarantee or indemnity before being entitled to the benefit of the Subordinate Lender’s obligations hereunder and the Senior Creditors may enforce the various remedies available to them and may realize upon the various security documents, guarantees and indemnities or any part thereof, held by them in such order as the Security Creditors may determine appropriate;

(d)
the Subordinate Lender is fully responsible for acquiring and updating information relating to the financial condition of the Debtor and all circumstances relating to the payment or non-payment of the Subordinate Debt;

(e)
the Collateral Agent shall not be required to marshall in favour of the Subordinate Lender or any other Person the Senior Security or any other securities or any moneys or other assets which the Senior Creditors may be entitled to receive or upon which the Senior Creditors may have a claim;

(f)
either the Collateral Agent or the Senior Creditors shall be entitled to advance their own monies as they see fit in order to preserve or protect the assets of the Debtor or any part thereof, and all such sums advanced to the extent reasonably advanced to preserve and protect the assets of the Subordinate Lender or any part thereof, shall constitute part of the Senior Debt and shall be secured by the Senior Security; and

(g)
upon the occurrence of an Event of Default that is continuing, the Subordinate Lender shall provide each Senior Creditor details of all outstanding Subordinate Debt and shall, if requested and to the extent not then in existence, forthwith issue notes to evidence such outstanding Subordinate Debt and shall deliver such notes to the Collateral Agent.

11.	Representations and Warranties Each of the Subordinate Lenders hereby represents and warrants to the Senior Creditors in respect of itself that:
(a)
it, or to the extent the Subordinate Lender is a limited partnership, its general partner, or to the extent the Subordinate Lender is a trust, its trustee or administrative agent, has all necessary power and authority to enter into this Agreement; and

(b)
this Agreement constitutes a valid and legally binding obligation, enforceable against it in accordance with its terms, subject however, to limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency, reorganization or other laws affecting creditors’ rights generally.

12.
No Waiver of Subordination Provisions  No right of the Collateral Agent to enforce the subordination as provided in this Agreement shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Subordinate Lender or by any act or failure to act by the Senior Creditors or any agent of or trustee for the Senior Creditors, or by any non-compliance by the Debtor with any of the agreements or instruments relating to the Subordinate Debt or the Senior Debt, regardless of any knowledge thereof which the Senior Creditors may have or be otherwise charged with.  Without limitation of the foregoing, but in no way relieving the Subordinate Lender of its obligations under this Agreement, the Senior Creditors may, at any time and from time to time, without the consent of or notice to the Subordinate Lender and without impairing or releasing the subordination and other benefits provided in this Agreement or the obligations hereunder of the Subordinate Lender to the Senior Creditors, do any one or more of the following:

(a)
amend, supplement, modify, restate or replace the Intercreditor Agreement, the Credit Agreement, the Shell Energy Agreements, the Other Commodity Supply Agreements, the Guarantees or any of the Senior Security;

(b)
sell, exchange, release, surrender, realize upon, enforce or otherwise deal with in any manner any assets pledged or mortgaged for or otherwise securing the Senior Debt or any liability of the Debtor or any liability incurred directly or indirectly in respect thereof;

(c)
settle or compromise any Senior Debt or any other liability of the Debtor or any security thereof or any liability incurred directly or indirectly in respect thereof, and apply any sums by whomsoever paid and however realized to the Senior Debt in any manner or order;

(d)
fail to take or to record or otherwise perfect or to preserve the perfection of any liens or security interest securing the Senior Debt, exercise or delay in or refrain from exercising any right or remedy against the Debtor and elect any remedy and otherwise deal freely with the Debtor; and

(e)	change, whether by addition, substitution, renewal, succession, assignment, grant of participation, transfer or otherwise, any of the Senior Creditors (including the Collateral Agent).
No loss of or in respect of any of the Senior Security or the Senior Debt or otherwise or any carelessness or neglect by the Senior Creditors in asserting their rights or any other thing whatsoever, including without limitation the loss by operation of law of any right of the Senior Creditors against the Debtor or the loss or destruction of any security, shall in any way impair or release the subordination and other benefits provided by this Agreement.
13.
Waivers of the Subordinate Lender   The Subordinate Lender agrees that: (i) the Senior Creditors have made no representations or warranties with respect to the due execution, legality, validity, completeness or enforceability of any agreement or instrument relating to the Intercreditor Agreement, the Credit Agreement, the Shell Energy Agreements, the Other Commodity Supply Agreements, the Guarantees, the Senior Security or the Senior Debt or the collectability of the Senior Debt; (ii) each Senior Creditor shall be entitled to manage and supervise its loans and other financial accommodations to the Borrowers and the Debtor in accordance with Applicable Law and its usual practices, modified from time to time as it deems appropriate under the circumstances, or otherwise, without regard to the existence of any rights that the Subordinate Lender may now or hereafter have in or to any of the assets of the Debtor; and (iii) each Senior Creditor shall have no liability to the Subordinate Lenders for, and, to the extent permitted by Applicable Law, the Subordinate Lender hereby waives any claims which the Subordinate Lender may now or hereafter have against the Senior Creditors out of, any and all actions which the Senior Creditors take or omit to take (including, without limitation, actions with respect to the creation, perfection or continuation of liens or security interest in any assets at any time securing payment of the Senior Debt, actions with respect to the occurrence of any default under any agreement or instrument relating to the Senior Debt, actions with respect to the release or depreciation of, or failure to realize upon, any assets securing payment of the Senior Debt and actions with respect to the collection of any claims or all or any part of the Senior Debt from any account debtor, guarantor or any other Person) with respect to the Senior Debt and any agreement or instrument related thereto or with respect to the collection of the Senior Debt or the valuation, use, protection or release of any assets securing payment of the Senior Debt.

14.	No Release This Agreement shall remain in full force and effect without regard to, and the obligations of the Subordinate Lender hereunder shall not be released or otherwise affected or impaired by:
(a)
any exercise or non-exercise by the Senior Creditors of any right, remedy, power or privilege in the Intercreditor Agreement, the Credit Agreement, the Shell Energy Agreements, the Other Commodity Supply Agreements, the Guarantees or any of the Senior Debt or the Senior Security;

(b)
any waiver, consent, extension, indulgence or other action, inaction or omission by the Senior Creditors under or in respect of this Agreement, the Intercreditor Agreement, the Credit Agreement, the Shell Energy Agreements, the Other Commodity Supply Agreements, the Guarantees or any of the Senior Debt or the Senior Security;

(c)
any default by any of the Debtor under, any limitation on the liability of the Debtor on the method or terms of payment under, or any irregularity or other defect in, the Intercreditor Agreement, the Credit Agreement, the Shell Energy Agreements, the Other Commodity Supply Agreements, the Guarantees or the Senior Security;

(d)	the lack of authority or revocation hereof by any other party;
(e)	the failure of the Senior Creditors to file or enforce a claim of any kind;
(f)
any defence based upon an election of remedies by the Senior Creditors which destroys or otherwise impairs the subrogation rights of the Subordinate Lender or the right of the Subordinate Lender to proceed against the Debtor for reimbursement, or both;

(g)	any merger, consolidation or amalgamation of any of the Subordinate Lender or the Debtor into or with any other Person; or

(h)	any insolvency, bankruptcy, liquidation, reorganization, arrangement, composition, winding-up, dissolution or similar proceeding involving or affecting the Subordinate Lender or the Debtor.
15.
No Rights to Debtor  Nothing in this Agreement shall create any rights in favour of, or obligations to the Debtor and the covenants and agreements of the Senior Creditors and the Subordinate Lender shall not be enforceable by the Debtor.

16.
Further Assurances  The parties hereto shall forthwith, and from time to time, execute and deliver all deeds, documents and things which may be necessary or advisable, in the reasonable opinion of the Collateral Agent and its counsel, to give full effect to the postponement and subordination of the rights and remedies of the Subordinate Lender in respect to the Subordinate Debt to the rights and remedies of the Senior Creditors in respect to the Senior Debt and the Senior Security, all in accordance with the intent of this Agreement.

17.	Successors and Assigns
(a)
This Agreement is binding upon the Senior Creditors and the Subordinate Lender and its successors and assigns and, subject to subsection 17(b) below, shall enure to the benefit of the Senior Creditors and the Subordinate Lender, and their respective successors and permitted assigns.

(b)	The Subordinate Lender shall not be entitled to assign all or any part of its rights and obligations under this Agreement or the Subordinate Debt.
18.
Entire Agreement; Severability  This Agreement contains the entire agreement among the parties hereto with respect to the subordination and postponement of obligations of the Subordinate Lender.  If any of the provisions of this Agreement shall be held invalid or unenforceable by any court having jurisdiction, this Agreement shall be construed as if not containing those provisions, and the rights and obligations of the parties hereto should be construed and enforced accordingly.  If there is any conflict or inconsistency between the provisions of this Agreement and the provisions of the Intercreditor Agreement, the rights and obligations of the parties will be governed by the provisions of the Intercreditor Agreement.

19.
Acknowledgement  The Subordinate Lender hereby acknowledges receipt of a copy of this Agreement and accepts and further agrees with the Collateral Agent to give effect to all of the provisions of this Agreement.

20.	Governing Law This Agreement shall be governed and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.
21.	Termination This Agreement shall terminate upon the earlier of:
(a)	the repayment or payment in full of the Senior Debt; and
(b)	the written agreement of the Collateral Agent and the Subordinate Lender.

Subject to Section 8(a), the Senior Debt shall be considered to be repaid or paid in full when no further amounts are owing to the Senior Creditors and all obligations of the parties under the Credit Agreement, the Shell Energy Agreements and the Other Commodity Supply Agreements have been terminated.
22.
Counterparts This Agreement may be executed in any number of counterparts, all of which shall be deemed to be an original and such counterparts taken together shall constitute one agreement, and any of the parties hereto may execute this Agreement by signing any such counterpart.

23.
Electronic Execution Delivery of an executed signature page to this Agreement by any party by electronic transmission will be effective as delivery of a manually executed copy of the Agreement by such party.

24.
Enurement This Agreement shall be binding upon and enure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written above.
CANADIAN IMPERIAL BANK OF COMMERCE, as Collateral Agent

By:
Name:
Title:

By:
Name:
Title:

[NAME OF DEBTOR]

By:
Name:
Title:

By:
Name:
Title:

[NAME OF SUBORDINATE LENDER]

By:
Name:
Title:

By:
Name:
Title:

SCHEDULE 8.01(6)
TAXES
There are on-going income and sales tax audits in the normal course in Canada and United States of America. The Canada Revenue Agency has advised JustEnergy that it will commence an income tax audit of the Canadian subsidiaries of JustEnergy in the normal course. In addition, there are open waivers to extend the Statute of Limitations in the states of Texas, New York and Illinois.

SCHEDULE 8.01(16)
CORPORATE STRUCTURE
[INFORMATION REDACTED]

SCHEDULE 8.01(19)
RELEVANT JURISDICTIONS
[INFORMATION REDACTED]

SCHEDULE 8.01(21)
INTELLECTUAL PROPERTY
[INFORMATION REDACTED]

SCHEDULE 8.01(22)
MATERIAL CONTRACTS AND MATERIAL LICENCES
[INFORMATION REDACTED]

SCHEDULE 8.01(27)
ENVIRONMENTAL REPORTS
Nil.

SCHEDULE 8.01(35)
NON ARM’S LENGTH TRANSACTIONS
Nil.

SCHEDULE 8.01(38)
BANK ACCOUNTS AND LIST OF BLOCKED ACCOUNT AGREEMENTS
[INFORMATION REDACTED]

SCHEDULE 9.03(9)
FORM OF PORTFOLIO REPORT
[INFORMATION REDACTED]

SCHEDULE 9.04(14)
LOCATION OF ASSETS IN OTHER JURISDICTIONS
[INFORMATION REDACTED]

SCHEDULE 10.01
SECURITY DELIVERED AS OF THE EFFECTIVE DATE
[INFORMATION REDACTED]